 Exhibit 99.1
2023 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:
1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:
1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:
1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We follow the Golden Rule: we treat others as we would want to be treated.

5)
We are hard working but not at the expense of our families.

6)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

7)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

8)
We will never bet the company on any project or acquisition.

9)
We believe in having fun – at work!

2023 Annual Report
Fairfax Corporate Performance
(in US$ millions, except as otherwise indicated)(1)
	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Investments	Common shareholders’ equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25(4)	12	(1)	24	8	5	(1.35)
1986	4.25	12.75	39	5	69	30	7	0.98
1987	6.30	12.37	87	12	94	46	7	1.72
1988	8.26	15.00	112	12	112	60	7	1.63
1989	10.50	18.75	109	14	113	77	7	1.87
1990	14.84	11.00	167	18	289	82	6	2.42
1991	18.38	21.25	217	20	295	101	6	3.34
1992	18.55	25.00	237	8	312	113	6	1.44
1993	26.39	61.25	267	26	641	211	8	4.19
1994	31.06	67.00	465	28	1,106	280	9	3.41
1995	38.89	98.00	837	64	1,222	346	9	7.15
1996	63.31	290.00	1,082	111	2,520	665	11	11.26
1997	86.28	320.00	1,508	152	4,054	961	11	14.12
1998	112.49	540.00	2,469	280	7,868	1,365	12	23.60
1999	155.55	245.50	3,906	43	12,290	2,089	13	3.20
2000	148.14	228.50	4,157	76	10,400	1,941	13	5.04
2001	117.03	164.00	3,953	(407)	10,229	1,680	14	(31.93)
2002	125.25	121.11	5,105	253	10,597	1,760	14	17.49
2003	163.70	226.11	5,731	289	12,491	2,265	14	19.51
2004	162.76	202.24	5,830	53	13,461	2,606	16	3.11
2005	137.50	168.00	5,901	(447)	14,869	2,448	18	(27.75)
2006	150.16	231.67	6,804	228	16,820	2,662	18	11.92
2007	230.01	287.00	7,510	1,096	19,001	4,064	18	58.38
2008	278.28	390.00	7,826	1,474	19,950	4,866	18	79.53
2009	369.80	410.00	6,636	857	21,273	7,392	20	43.75
2010	376.33	408.99	5,967	336	23,300	7,698	21	14.82
2011	364.55	437.01	7,475	45	24,323	7,428	20	(0.31)
2012	378.10	358.55	8,023	527	26,094	7,655	20	22.68
2013	339.00	424.11	5,945	(573)	24,862	7,187	21	(31.15)
2014	394.83	608.78	10,018	1,633	26,193	8,361	21	73.01
2015	403.01	656.91	9,580	568	29,016	8,953	22	23.15
2016	367.40	648.50	9,300	(513)	28,431	8,485	23	(24.18)
2017	449.55	669.34	16,225	1,741	39,255	12,476	28	64.98
2018	432.46	600.98	17,758	376	38,841	11,779	27	11.65
2019	486.10	609.74	21,533	2,004	39,005	13,043	27	69.79
2020	478.33	433.85	19,795	218	43,171	12,521	26	6.29
2021(5)	636.89	622.24	26,468	3,401	53,023	15,200	24	122.25
2022(6)	762.28	802.07	30,696	3,374	55,480	17,780	23	131.37
2023	939.65	1,222.51	38,417	4,382	64,759	21,615	23	173.24
Compound annual growth
	18.4%	16.9%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders’ equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2023; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Book value per share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023. See note 3 for details.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023. See note 3 for details.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated brands. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2023, Northbridge’s net premiums written were Cdn$2,895.4 million (approximately US$2,145 million). At year-end, the company had statutory equity of Cdn$2,610.4 million (approximately US$1,980 million) and there were 1,881 employees.
Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2023, Crum & Forster’s net premiums written were US$3,902.3 million. At year-end, the company had statutory surplus of US$2,281.9 million and there were 2,543 employees.
Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2023, Zenith National’s net premiums written were US$755.1 million. At year-end, the company had statutory surplus of US$734.1 million and there were 1,447 employees.
Global Insurers and Reinsurers
Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2023, Odyssey Group’s net premiums written were US$5,740.6 million. At year-end, the company had shareholders’ equity of US$6,792.8 million and there were 1,427 employees.
Brit, based in London, England, is a market-leading global Lloyd’s of London specialty insurer and reinsurer. In 2023, Brit’s net premiums written were US$2,982.7 million. At year-end, the company had shareholders’ equity of US$2,617.2 million and there were 911 employees.
Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2023, Allied World’s net premiums written were US$4,839.5 million. At year-end, the company had shareholders’ equity of US$5,670.0 million and there were 1,631 employees.
International Insurers and Reinsurers
Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2023, Group Re’s net premiums written were US$474.7 million. At year-end, the Group Re companies had combined shareholders’ equity of US$741.4 million.
Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2023, Bryte Insurance’s net premiums written were ZAR 5.0 billion (approximately US$271 million). At year-end, the company had shareholders’ equity of ZAR 3,028.4 million (approximately US$166 million) and there were 709 employees.
Eurolife General, based in Greece, writes general insurance in Greece and Romania. In 2023, Eurolife General’s net premiums written were €64.9 million (approximately US$70 million). At year-end, the company had shareholders’ equity of €66.2 million (approximately US$73 million) and there were 229 employees.
Gulf Insurance, based in Kuwait, writes general risk insurance and life and medical insurance across the Middle East and North Africa region through its subsidiaries. Gulf Insurance was consolidated on December 26, 2023. In 2023, Gulf Insurance’s net premiums written were KWD 519.8 million (approximately US$1,691 million), including net premiums written from its life insurance operations which are reported within the Life insurance and Run-off reporting segment. At year-end, the company had shareholders’ equity of KWD 236.3 (approximately US$769 million) and there were 3,664 employees.
Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2023, Falcon’s net premiums written were HKD 666.4 million (approximately US$85 million). At year-end, the company had shareholders’ equity of HKD 929.0 million (approximately US$119 million) and there were 66 employees.

Falcon Thailand, based in Bangkok, writes property and casualty insurance in Bangkok. In 2023, Falcon Thailand’s net premiums written were THB 726.1 million (approximately US$21 million). At year-end, the company had shareholders’ equity of THB 1,032.9 million (approximately US$30 million) and there were 329 employees.
Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2023, Pacific’s net premiums written were MYR 379.2 million (approximately US$83 million). At year-end, the company had shareholders’ equity of MYR 541.2 million (approximately US$118 million) and there were 441 employees.
AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2023, AMAG’s net premiums written were IDR 916.2 billion (approximately US$60 million). At year-end, the company had shareholders’ equity of IDR 2,812.8 billion (approximately US$183 million) and there were 763 employees.
Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2023, Fairfirst’s net premiums written were LKR 6,016.0 million (approximately US$18 million). At year-end, the company had shareholders’ equity of LKR 12,230.1 million (approximately US$38 million) and there were 921 employees.
Singapore Re, based in Singapore, underwrites general property and casualty reinsurance in the Asian region. In 2023, Singapore Re’s net premiums written were SGD 196.1 million (approximately US$146 million). At year-end, the company had shareholders’ equity of SGD 302.1 million (approximately US$229 million) and there were 72 employees.
Fairfax Central and Eastern Europe
Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2023, Colonnade Insurance’s net premiums written were US$234.5 million. At year-end, the company had shareholders’ equity of US$203.1 million and there were 657 employees.
Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2023, Polish Re’s net premiums written were PLN 791.1 million (approximately US$189 million). At year-end, the company had shareholders’ equity of PLN 590.9 million (approximately US$150 million) and there were 53 employees.
Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2023, Fairfax Ukraine’s net premiums written were UAH 5,777.5 million (approximately US$157 million). At year-end, the company had shareholders’ equity of UAH 3,222.1 million (approximately US$84 million) and there were 1,170 employees.
Fairfax Latin America
Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2023, Fairfax Brasil’s net premiums written were BRL 866.0 million (approximately US$173 million). At year-end, the company had shareholders’ equity of BRL 985.3 million (approximately US$203 million) and there were 328 employees.
Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2023, Fairfax Latam’s net premiums written were US$346.3 million. At year-end, the company had shareholders’ equity of US$184.1 million and there were 1,138 employees.
Life Insurance and Run-off
Eurolife, based in Greece, writes primarily life insurance in Greece and Romania. In 2023, Eurolife’s net premiums written were €180.4 million (approximately US$195.1 million). At year-end, the company had shareholders’ equity of €549.2 million (approximately US$607 million) and there were 212 employees.
The Resolution Group (TRG), based in Manchester, New Hampshire, manages run-off businesses in the U.S. under the RiverStone name. At year-end, TRG/RiverStone had shareholders’ equity of US$414.2 million and there were 416 employees.
Other
Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders’ equity of US$1,783.2 million.
Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes:
(1)
All of the above companies are wholly owned except for 90.0%-owned Odyssey Group, 86.2%-owned Brit, 83.4%-owned Allied World, 90.0%-owned Gulf Insurance, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 96.7%-owned Falcon Thailand, 80.3%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine, 80.0%-owned Eurolife and Eurolife General, and Fairfax India Holdings (95.2% voting control, 42.5%-owned).

(2)
The foregoing lists all of Fairfax’s operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 47.7% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 49.0% interest in Digit (a digital insurance company in India), a 24.2% interest in Digit Life (a life insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
We had, by far, the best year in our history. Fairfax has transformed itself to become one of the largest property and casualty companies in the world with $32 billion1 in gross written premium, including the acquisition of Gulf Insurance. We posted a record underwriting profit of  $1.5 billion and record net earnings of  $4.4 billion, or $173 per share. Book value per share increased 25% to $940 a share. In the last three years, our book value per share has doubled and our stock price has almost tripled. More importantly, our adjusted operating income (undiscounted underwriting profit, interest and dividends plus income from associates) of  $3.9 billion may continue at these levels for the next four years (more on this later).
Since we began in 1985, 38 years ago, our book value per share has compounded by 18.9% per year (including dividends) while our common stock price has compounded at 18.2% (including dividends) annually. Our success throughout our history, and again in 2023, has come under a decentralized structure with outstanding management executing a disciplined approach to underwriting.
The table below shows our growth since 2017, after we purchased Allied World. We have benefited greatly from a hard market in insurance that began in 2019.
	Gross Premiums Written			Average Combined Ratio
	2017	2023	% Change
	($ billions)
Northbridge	1.2	2.4	107%	92%
Odyssey Group	2.7	6.3	132%	96%
Crum & Forster	2.1	5.2	146%	97%
Brit	2.0	3.7	82%	99%
Allied World	3.1	6.8	121%	93%
Total	13.8	28.9	109%	95%
We have more than doubled our premium since 2017 – and almost all the growth has been organic! We paid $4.2 billion for Allied World in 2017 (which had $3.1 billion in gross premiums at the time) and $1.6 billion for Brit in 2015 (with $2.0 billion in gross premiums at the time). That’s $5.8 billion spent for $5.1 billion in gross premiums. But those assets have been instrumental in helping to drive $15.1 billion in added gross premiums in the last six years – at no cost. The build-up of intrinsic value, or the ability of our assets to drive future top-line and bottom-line growth is very significant, as shown in the table below:
	2017	2023	Change
	($ billions)
Gross premiums	13.8	28.9	109%
Float	22.9	35.1	53%
Investment portfolio	39.3	64.8	65%
Common shareholders’ equity	12.5	21.6	73%
Underwriting profit (loss)	(0.6)	1.5
Interest and dividends	0.6	1.9	3x
Share of profit of associates	0.2	1.0	5x
Insurance and reinsurance adjusted operating income (loss)	(0.2)	3.9
As you can see, as a result of a more than doubling of gross premiums since 2017, our float has increased 53% and the investment portfolio is up 65%. Underwriting profit improved from a loss to $1.5 billion in profit, interest and dividend income has seen a threefold increase, profit from associates is up fivefold and adjusted operating income managed to swing from a loss to $3.9 billion profit. This is what I mean by the very significant increase in intrinsic value!

1
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated. Some numbers may not add due to rounding. Certain of the performance measures and ratios in this letter do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. See the Glossary of Non-GAAP and Other Financial Measures in the MD&A (MD&A Glossary) and the Appendix to Chairman’s Letter to Shareholders (Appendix) for details.

Of course, this has been magnified on a per-share basis as shares outstanding have decreased by 17% since 2017.
	2017	2023	% Change
Shares outstanding	27.8	23.0	-17%
Per Share	($)
Gross premiums	499	1,256	152%
Float	826	1,525	85%
Investment portfolio	1,415	2,815	99%
Common shareholders’ equity	450	940	109%
Insurance and reinsurance adjusted operating income	(8)	171
We can see sustaining our adjusted operating income for the next four years at $4.0 billion (no guarantees), consisting of: underwriting profit of  $1.25 billion or more; interest and dividend income of at least $2.0 billion; and income from associates of  $750 million, or about $125 per share after taxes, interest expense, corporate overhead and other costs. These figures are all, of course, before fluctuations in realized and unrealized gains in stocks and bonds!
On a per-share basis, our shareholders’ equity or book value per share has increased 109% over the same period and the operating income of our insurance and reinsurance operations (before fluctuations in stock and bond prices) increased from a loss of  $8 per share to a gain of  $171 per share. To be clear, we expect to make significant profits from our common stock positions – but only in the long term! Remember we have $15.5 billion in common stock investments which we expect to realize significant profits over time. Since inception, we have made approximately $8.5 billion in common stock profits! Our operating income will give us a lot of stability going forward, but stock profits, even though lumpy, will be significant in the long term.
Here’s how our insurance companies performed in 2023 (on an undiscounted basis):
	Underwriting Profit	Combined Ratio	Catastrophe Losses	Combined Ratio Excluding Catastrophe Losses	Increase in Gross Premiums 2023 vs 2022
Northbridge	180	91%	1%	91%	6%
Crum & Forster	87	98%	3%	94%	14%
Zenith	46	94%	1%	93%	1%
Allied World	482	89%	4%	85%	5%
Brit	240	92%	3%	89%	(5%)
Odyssey Group	397	93%	7%	86%	(3%)
International Re/Insurers	91	96%	2%	94%	21%
Consolidated	1,522	93%	4%	89%	5%
We had record underwriting profit again in 2023 of  $1.5 billion as all our major insurance companies had a combined ratio, in the mid 90s or below, despite absorbing catastrophe losses of  $900 million. At 4 combined ratio points catastrophe losses were lower than the average 5.6 combined ratio points in the past decade. Our reserves continue to be very strong with favourable development in 2023 of  $310 million, with average favourable development of more than $450 million annually over the last 10 years. Premium growth moderated in 2023 with gross premium up 5%, as our companies remained disciplined in writing only profitable business. Odyssey Group, for example, had a 3% decline in premium due to the non-renewal of a large-quota-share account over pricing. Profitable underwriting continues to be key at Fairfax, not just growing the top line!
In 2023, like in 2022, Northbridge and Allied World had the lowest combined ratios of 91% and 89%, respectively, with Allied World producing record underwriting profits. With gross premiums of  $6.8 billion and $6.3 billion, respectively, Allied World and Odyssey Group were our largest companies.
Brit had an excellent combined ratio of 92% in 2023, almost making up for the cumulative underwriting losses we have had since we acquired them – in one year! Brit’s premium dropped in 2023 as it reduced and rebalanced its catastrophe exposures and the benefits can be seen on the bottom line.

FAIRFAX FINANCIAL HOLDINGS LIMITED

These record underwriting results were due to the outstanding Presidents and management teams we have at each of our decentralized insurance companies (26 in total). We list them here for you and the tenure of each of the Presidents.
Company	President	Years with Fairfax	Years with the Company
Northbridge	Silvy Wright	30	30
Odyssey Group	Brian Young	28	28
Crum & Forster	Marc Adee	24	24
Zenith	Kari Van Gundy	14	28
Brit	Martin Thompson	3	2
Allied World	Lou Iglesias	7	12
Gulf Insurance Group	Khaled Saoud al Hasan	14	46
GIG Gulf (Subsidiary of Gulf Insurance Group)	Paul Adamson	3	23
Falcon (Hong Kong)	Jeff Sung	1	1
Falcon (Thailand)	Sopa Kanjanarintr	17	17
Pacific (Malaysia)	Gobi Athappan	23	9
AMAG (Indonesia)	Pankaj Oberoi	7	7
Fairfirst (Sri Lanka)	Sandeep Gopal	4	4
Singapore Re	Phillippe Mallier	27	3
Bryte (South Africa)	Edwyn O’Neill	7	11
Colonnade (CEE)	Peter Csakvari	9	9
Polish Re	Jacek Kugacz	15	28
ARX Insurance (Ukraine)	Andrey Peretyazhko	4	18
Universalna (Ukraine)	Oleksiy Muzychko	4	15
Fairfax Brasil	Bruno Camargo	14	14
Southbridge Colombia	Marta Lucia Pava	7	17
Southbridge Chile	Fabiana de Nicolo	7	9
Southbridge Uruguay	Marcelo Lena	7	24
La Meridional (Argentina)	Juan Luis Campos	7	9
Eurolife (Greece)	Alex Sarrigeorgiou	7	20
RiverStone	Nick Bentley	26	26

Fairfax Insurance Group	Andy Barnard	28
Fairfax Insurance Group	Brian Young	28
Fairfax Asia	Ramaswamy Athappan	21
Fairfax Latam	Fabricio Campos	7
Fairfax International	Bijan Khosrowshahi	14

Given the record results we have achieved at Fairfax in 2023 ($4.4 billion in net income), we thought it appropriate to show you the full Team Fairfax that runs our company:
	Title	Years with Fairfax
Fairfax Officers *
Jennifer Allen	VP & Chief Financial Officer	18
Bryan Bailey	VP, Tax	7
Derek Bulas	VP & Chief Legal Officer	12
Peter Clarke	President & Chief Operating Officer	26
Jean Cloutier	VP & Chairman International	30
Vinodh Loganadhan	VP, Administrative Services	16
Bradley Martin	VP, Strategic Investments	26
Olivier Quesnel	VP & Chief Actuary	17
Thomas Rowe	VP, Corporate Affairs	8
Rick Salsberg	VP & Corporate Secretary	38
John Varnell	VP, Corporate Development	37
Michael Wallace	VP, Insurance Operations	4
Fairfax Investment Committee*
Brian Bradstreet	Sr. Managing Director, Fixed Income	37
Wade Burton	President & Chief Investment Officer – Hamblin Watsa	16
Lawrence Chin	Chief Operating Officer – Hamblin Watsa	8
Peter Clarke	President & Chief Operating Officer – Fairfax	26
Roger Lace	Chairman	38
Quinn McLean	Sr. Managing Director, Middle East & Africa	13
Chandran Ratnaswami	Sr. Managing Director, Asia	30

*
All members of the Fairfax Executive Committee

On your behalf, I want to thank our outstanding Team Fairfax for the transformation that has taken place in our company.
One of the best moves we have made was having Andy Barnard join our holding company team as President of our Insurance Group in 2011 – with all of our insurance Presidents reporting directly or indirectly to him. Over these past 13 years we have written close to $200 billion of gross premium and produced cumulative underwriting profits of  $5.3 billion with reserve redundancies each and every year. An outstanding track record!
As I mentioned last year, Andy Barnard and Peter Clarke decided it was time to have Brian Young work with Andy, overseeing our insurance business all over the world. Just as it made sense in 2011 to create a holding company position for Andy to supervise our companies, it made sense in 2023, after years of significant expansion, to add depth to that position. Andy will move to Chairman of the Fairfax Insurance Group and Brian Young will become President. Brian has done an outstanding job in his first year formally working with Andy and Peter, while at the same time remaining the CEO of Odyssey Group. His knowledge of the insurance industry and experience will be a huge asset for the group going forward.
Succession at Odyssey Group is going very well with Carl Overy becoming Global Reinsurance CEO of Odyssey Re and Bob Pollock running Odyssey Group’s London Market division. Succession is always internal! Hudson Insurance continues to be run by Chris Gallagher.
Kamesh Goyal and his team at Digit had another great year surpassing $1 billion in premium for the first time. Remember, Digit only began six years ago and now has over 4,000 employees, including a team of 650 people focused on its digital strategy and data science. Most impressive is the company has been profitable again – with the help of investment income. Digit continues to explore and prepare for a potential IPO and we are very excited about their future prospects.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In October 2022, I got a call from Sheikha Dana, the Group CEO at KIPCO. KIPCO had made a decision to sell their 46% ownership of Gulf Insurance (GIG) – preferably to Fairfax! With some negotiation, we came to an agreement on April 19, 2023 to pay KIPCO 2KD per share (approximately 2.4x book value) – $200 million at closing and four equal payments of  $165 million annually beginning in December 2024 and ending in 2027. We paid approximately 13x normalized earnings. We closed the deal on December 26, 2023 and now own 90% of GIG. We have made a follow-up offer to the public shareholders recently and expect the offer to close in the second quarter of 2024. We will continue to have a public company in Kuwait.
GIG closed the year 2023 with gross premiums of approximately $3 billion with a combined ratio of 93.7%. The company has made an annual underwriting profit since we first became a shareholder in 2010. With an investment portfolio of  $2.4 billion, and a well-capitalized balance sheet, we expect dividends from GIG to contribute to the annual installments in the next four years. We thank Sheikha Dana for being an excellent partner and wish her and Kipco well in the future. We will always take a call from her! Our strategy of waiting for the phone to ring continues!
We are thrilled to have GIG and its experienced and talented team led by Khaled Saoud Al Hasan and Paul Adamson join the Fairfax group. GIG has a very strong presence in the Middle East and North Africa region, operating in over 13 different countries. GIG’s position in the region was further cemented with their acquisition of Axa Gulf’s operations in 2021. We know GIG very well, having had an ownership position in them for the past 13 years and they have an outstanding track record with a 94% combined ratio and a 15% return on equity over this time period. We look forward to working with Khaled, Paul and the entire GIG team to further develop GIG’s business over the long term.
In 2023, we continued to have positive movement in our ratings on the back of a number of positive movements in 2022. Our debt ratings were upgraded by Moody’s to Baa2, by A.M. Best to bbb+ and by DBRS to A (low), in addition to upgrades in the financial strength ratings of several of our insurance operations. In 2022, Standard & Poor’s increased our subsidiary financial strength ratings to A and our debt rating to BBB, and in late 2023 Standard & Poor’s placed our ratings on CreditWatch positive following the release of their new insurance capital model. In May of 2023, Fitch began rating Fairfax and assigned an initial senior debt rating of BBB. The strength of Fairfax and our insurance and reinsurance operations is being reflected in our ratings and we are focused on increasing them further.
This year we had the most significant accounting change in our history, moving from IFRS 4 to IFRS 17 (International Financial Reporting Standards). This resulted in some major changes to the financials with the discounting of our insurance contract liabilities and establishment of a risk adjustment having the most significant effects. As I have said many times, we have never been a fan of discounting but, unfortunately, we do not have a choice. At a high level, we now are required to discount our current-year claims, which is partially offset by applying a risk adjustment. For prior years, we unwind the discount as claims are paid, and as we move closer to the time of payment, and we adjust the discount on prior-year claims for changes in interest rates. These movements are all reflected in our earnings for the year and can have a positive or negative effect. We discount our net liabilities basically using government bond yields as a base that matches our payout patterns by the line of business and the geography of our net insurance liabilities. The risk adjustment is calculated using standard actuarial methods that set the undiscounted insurance liabilities at approximately an 84% confidence level – this can vary over time based on a variety of factors.
On the adoption of IFRS 17 (January 1, 2022 being the first balance sheet re-valued under this accounting change), our shareholders’ equity increased by $150 million. The benefit was relatively small as interest rates at that time were very low and the establishment of our risk adjustment offset the impact of discounting. The table below shows the net benefit from discounting in our 2022 and 2023 financials and how the effect of changes in interest rates on discounting offsets the investment gains (losses) on our bonds. (The net gains or losses on bonds were always reported through income under IFRS 4.)
	2023	2022
Current year discounting	1,848	1,291
Change in risk adjustment and other	(32)	115
Unwinding of discount on prior years	(1,387)	(311)
Effect of changes in interest rates on discounting	(218)	1,929
Total pre-tax benefit in consolidated statement of earnings	210	3,024
Effect of changes in interest rates on discounting	(218)	1,929
Net investment gains (losses) on bonds	714	(1,086)
Net effect of changes in interest rates	496	843

In 2023, the net effect of discounting and risk adjustment benefited pre-tax earnings by $210 million. Included in this was a loss from the effect of the change in interest rates (interest rates decreased slightly in 2023) on prior-year insurance liabilities of  $218 million, which somewhat offset the gain on our bond portfolio of  $714 million. In 2022, the net effect of discounting benefited pre-tax earnings by $3.0 billion, which included a gain of  $1.9 billion from the effect of the change in interest rates on prior-year insurance liabilities (interest rates increased dramatically in 2022), which more than offset our bond losses of  $1.1 billion in 2022. IFRS 17 brings to the financials the matching of marking our bond portfolio and our net liabilities to fair value so both assets and liabilities reflect change in interest rates. The volatility from bond gains or losses going forward will be cushioned by the discounting of our insurance liabilities – not a bad thing!
The table below shows the net discount (discount less risk adjustment) embedded in our discounted net claim liabilities carried on our balance sheet for years ending 2023, 2022 and January 1st 2022 (first balance sheet restated under IFRS 17).
	2023	2022	2021
Total discount	5,429	5,107	1,770
Total risk adjustment	(2,309)	(2,091)	(1,873)
Net discount	3,120	3,016	(103)
Change in net discount during the year	104	3,119
The discount recorded on our balance sheet increased considerably from our initial IFRS 17 balance sheet, primarily due to the significant increase in interest rates (for example three-year treasuries increased from 0.97% on January 1, 2022 to 4.01% at December 31, 2023). Also contributing to the increase was the growth in net premium written and corresponding increase in net claim liabilities over this time period. The increase in the risk adjustment was generally related to the increase in business volume. The table below reconciles the pre-tax effect of discounting and risk adjustment ($210 million in 2023, $3.0 billion in 2022) to the change in the net discount for the years 2023 ($104 million) and 2022 ($3.1 billion)
	2023	2022
Pre-tax effect of discounting and risk adjustment	210	3,024
Discount and risk adjustment from acquisitions	54	0
Effect of discounting on insurance revenue - life	41	169
Foreign exchange and other	(202)	(74)
Change in net discount during the year	104	3,119
As I have previously said, please be assured we will continue to manage our insurance business on an undiscounted basis focusing on underwriting profit and strong reserving before the effect of discounting.
Final item on IFRS 17, preparing for this transition has been a massive amount of work over multiple years for our accounting, actuarial and finance teams all across the world and no more so than for Jenn Allen and her small team at Fairfax – a big thank you from us all!
That brings me to a major mea culpa! We began investing in Blackberry in 2010 and helped John Chen become CEO in November 2013 by investing $500 million in a convertible debenture at the same time. Blackberry had come down from $148 per share (down 95%) and had $10 billion in sales. I joined the Board in 2013. Our total investment in BlackBerry early in 2014 was $1.375 billion ($500 million in the convertible and $787 million in common shares).
When John joined the company, BlackBerry reported a loss of  $1.0 billion – in one quarter and most analysts were predicting bankruptcy! BlackBerry was indeed in difficulty! John saved the company by quickly bringing it to breakeven on a cash basis and then on a net income basis. No CEO worked harder but, unfortunately, John could not make it grow! Revenues for the year ending February 2023 were $656 million. John retired from the company at the end of his contract on November 14, 2023 and I retired from the Board on February 15, 2024. We got our money back on our convertible ($167 million in 2020, $183 million in 2023 and $150 million in 2024) plus cumulative interest income of approximately $200 million. Our common stock position as of 2023 ($162 million or 8% of the company) which was acquired at a cost of  $17.16 per share was valued on our balance sheet at $3.54 per share. Another horrendous investment by your Chairman. To make matters worse, imagine if we had invested it in the FAANG stocks! The opportunity cost to you our shareholder was huge! Please don’t do the calculation! No technology investment for me!

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2023, we invested in a leading United Kingdom-based manufacturer of food ingredients, Meadow Foods Limited. Founded by the Chantler family, Meadow has a 30+ year history of partnering exclusively (in the U.K.) with the world’s leading food manufacturers and brands such as Cadbury, Ben & Jerry’s and Nestle. It provides bespoke dairy, confectionery and plant ingredients. Led by its CEO Raj Tugnait, the company and its people are trusted for their ability to solve customers’ most complex food challenges, from maintaining a secure and stable supply base to creating niche ingredients at scale. Under Raj, the company has professionalized operations and grown sales to £510 million with a record £40 million EBITDA in 2023. We expect to leverage Raj’s three decades of experience in the food sector to further scale the business in the United Kingdom and internationally. We are thrilled to partner with the management team and the Chantler family as we continue to build Meadow for long-term success. Meadow Foods is carried at 11x enterprise value-to-EBITDA on our balance sheet.
Recipe was taken private on October 28, 2022 with 99% of shareholders voting in favour. Atlas (now called Poseidon) was taken private on March 28, 2023 with 85% of shareholders voting in favour.
On May 9th, 2023 the telephone rang again! Bill McMorrow from Kennedy Wilson was considering some real estate construction loans from Pacific Western Bank (a team he knew very well), subject to due diligence. Our Wade Burton worked with Bill and Matt Windisch and, in only three weeks, we announced on June 5, 2023 that we had partnered with Kennedy Wilson to acquire an approximately 95% interest in 65 U.S. first-mortgage real estate construction loans amounting to $2.0 billion with future funding obligations of approximately $1.7 billion. The loans are first mortgages (on average 51% loan to value) on mainly multi-family residential buildings with an average all-in yield of about 10% over approximately three years. In connection with this transaction, Fairfax purchased $200 million in preferred shares from Kennedy Wilson with a 6% dividend rate and seven-year warrants exercisable at $16.21 per share. When Bill McMorrow calls, we listen! As you know, we have had a very successful partnership with Bill since 2010! At December 31, 2023, we had $4.6 billion in first mortgages on mainly multi-family buildings. By the way, Kennedy Wilson owns and manages 40,000 apartments in the U.S. So, if we have any problems with the construction loans, they know how to finish the construction!
Early in 2023 we announced the sale of Ambridge Group to Amynta Group, a Managing General Underwriter (MGU) that offers transactional, specialty casualty, cyber, professional liability and reinsurance coverages and writes on behalf of Brit and a number of other global insurers. Brit received total proceeds of  $379 million, comprised of cash of  $266 million and a promissory note of  $113 million. Brit acquired 50% of Ambridge in 2015 for $29 million and the remaining 50% in 2019 for $47 million. Amynta, which, by the way, is run by Rob Giammarco whom we have known for almost 30 years, will be great owners of Ambridge in building a high-quality MGU business with expanding markets and carriers. Ambridge and Amynta remain key partners for Brit, and we look forward to continuing our strong relationship with them as an independent MGU. We wish Rob Giammarco, Jess Pryor, Jeff Cowhey and the rest of the team all the best in the future.
In November 2023, we entered into our second deal of the year with Rob and the Amynta Group, signing a definitive agreement to sell Brit’s 49%-owned Sutton Special Risk. It is expected to close in the first quarter of 2024 after customary closing conditions. Sutton is a managing general underwriter (MGU) in Canada that offers a broad range of accident and health coverages, including personal accident, disability, critical illness and specialty coverages focused on professional sports and entertainment. The proceeds are expected to be approximately $30 million for our 49% interest based on Sutton’s audited 2023 EBITDA, payable half on close and the remainder over the next two years. We purchased our 49% interest in Sutton in January 2019 for $13 million. Brit will continue to participate on Sutton’s business and we look forward to a long-term relationship. A big thank-you to Greg Sutton and his team. We wish them all the best in the future.

After 38 years, here’s what our insurance business looks like worldwide.
Fairfax Worldwide Insurance Operations as at December 31, 2023
			Gross Premiums Written
	Ownership	Country		% of Total	Combined Ratio	Investment Portfolio
Northbridge	100%	Canada	2,442	8%	91%	4,883
Crum & Forster	100%	United States	5,218	17%	98%	7,534
Zenith	100%	United States	738	2%	94%	1,808
North American Insurers			8,398	27%	95%	14,225
Odyssey Group	90%	United States	6,333	20%	93%	15,294
Brit	86%	United Kingdom	3,732	12%	92%	6,686
Allied World	83%	Bermuda	6,840	22%	89%	13,223
Global Insurers and Reinsurers			16,905	53%	92%	35,203
Falcon	100%	Hong Kong	114	0%	95%	257
Falcon(1)	97%	Thailand	94	0%	100%	46
Pacific	85%	Malaysia	189	1%	101%	200
AMAG	80%	Indonesia	167	1%	94%	176
Fairfirst	78%	Sri Lanka	41	0%	101%	47
Singapore Re	100%	Singapore	355	1%	87%	422
Asian Insurers and Reinsurers			960	3%	94%	1,148
Fairfax Brasil	100%	Brazil	321	1%	95%	351
Southbridge Colombia	100%	Colombia	239	1%	96%	220
Southbridge Chile	100%	Chile	423	1%	88%	134
Southbridge Uruguay	100%	Uruguay	20	0%	95%	18
La Meridional	100%	Argentina	302	1%	100%	79
South American Insurers			1,305	4%	95%	802
Bryte	100%	South Africa	394	1%	97%	317
Colonnade	100%	Luxembourg	299	1%	95%	389
Polish Re	100%	Poland	202	1%	98%	281
Fairfax Ukraine	70%	Ukraine	163	1%	95%	119
Eurolife General	80%	Greece	95	0%	123%	192
Gulf Insurance(1)	90%	Kuwait	2,879	9%	94%	2,247
Group Re	100%	Barbados	220	1%	94%	1,218
Other International Insurers and Reinsurers			4,252	13%	95%	4,763
International Insurers and Reinsurers			6,517	20%	95%	6,712
Other(2)						9,063
Consolidated Insurers and Reinsurers			31,820	100%	93%	65,204
BIC(3)	35%	Vietnam	204		97%	242
Digit	49%(4)	India	1,115		107%	1,786
Non-consolidated Insurance Companies(5)			1,319		106%	2,028
Total			33,139		94%	67,232

(1)
Results shown above for Falcon Thailand and GIG represent the full twelve months ended December 31, 2023 (Falcon Thailand was consolidated on July 11, 2023, and GIG was consolidated on December 26, 2023)

(2)
Includes Life insurance, Run-off, and other investments in associates

(3)
As at and for the twelve months ended September 30, 2023

(4)
68% upon conversion of securities, once regulatory approval is received

(5)
Based on 100% level

FAIRFAX FINANCIAL HOLDINGS LIMITED

As the table shows, including our non-consolidated insurance companies, we have $33 billion in gross premiums written with an investment portfolio of  $67 billion. As I said previously, our size ranks us in the top 20 property and casualty insurance companies in the world. Over 38 years, we have never focused on size but it’s amazing what compounding does over time! We have built one of the premier insurance businesses in the world – fully decentralized and run by our Presidents. We have forgone the cost synergies that might have come from consolidation and centralization, in exchange for highly-empowered entrepreneurial companies that are nimble, team-oriented and provide outstanding service to our customers all over the world. And they do it all within our unique fair and friendly culture! We value people, not expense savings, at Fairfax!
With the addition of added business from GIG, the $32 billion in consolidated gross premiums written is generated through our more than 225 profit centres across the group. Each profit centre is focused on a unique set of customers, geographies or products that benefit from market leadership, product knowledge and the ability to provide excellent customer service. These profit centres facilitate transparency, enabling Andy Barnard, Brian Young and Peter Clarke to effectively monitor the insurance operations. Empowerment thrives at Fairfax.
Of the $32 billion of our consolidated gross premiums, North America continues to account for 68%. Brit at Lloyd’s accounts for 12% and the remaining 20% is widely dispersed in the Middle East (9%), Asia (3%), Latin America (4%) and other international locations (4%).
We continue to expect significant growth in our insurance operations in under-penetrated markets in countries outside North America and Europe.
Our Ukrainian operations continue to thrive, notwithstanding the difficulties that continue in their country from the horrifying effects of this on-going brutal invasion. Our three Presidents in Ukraine – Andrey Peretyazhko, Oleksiy Muzychko and Svyatoslav Yaroshevych – continue to do an outstanding job looking after the safety of our employees and their families, while producing record results. Our thoughts and prayers continue to be with our employees, their families and all of the people of Ukraine and we hope we can say this war is over when I write next year’s shareholders letter.
In 2023, only three small international companies of our 26 consolidated insurance companies had a combined ratio more than 100%. We expect them to be back below 100% in the years to come. More in the insurance section.
The big strength we have in insurance is the float that it generates. Here’s our growth since 1985:
	Gross Premiums Written		Float
	$ billions	$ per Share	$ billions	$ per Share
1985	0.02	3	0.01	$2 1∕2
1990	0.1	15	0.2	30
1995	0.9	104	0.7	74
2000	3.7	284	5.9	449
2005	5.5	310	8.8	492
2010	5.4	263	13.1	641
2015	8.3	375	17.2	775
2020	19.0	725	24.3	927
2023	28.9	1,256	35.1	1,525
In the last three years, our gross premiums per share has increased by 75% and float per share by 65%. They have compounded at 17.2% and 18.4% annually, respectively, since inception. As I have said previously, float continues to be a massive benefit to Fairfax for the long term (discussed in a later section).
Since 2021, we have shown the table below of our largest common stock holdings in each of three buckets: common stocks, which are marked to market; common stocks of associates, which are equity accounted; and common stocks, which are consolidated. The table shows you for each bucket, as at December 31, 2023, the shares we own and the per-share carrying values and market values of those shares. At year-end, the total market value of these common stock holdings exceeded their total carrying value by $1.0 billion. As at March 1st, 2024, the total market value exceeded the total year-end carrying value by approximately $1.3 billion.
Common Stock Holdings as at December 31, 2023
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value
	(millions)		($)	($)
Common Stocks – Mark to Market
Commercial International Bank	214.7	7%	2.24	2.24	480	480
Micron Technology	3.9	0%	85.34	85.34	330	330
Occidental Petroleum	5.5	1%	59.70	59.70	329	329
Mytilineos(1)	6.7	5%	40.39	40.39	270	270
Foran Mining	74.0	22%	2.95	2.95	218	218
Kennedy Wilson(2)	13.3	10%	12.37	12.37	165	165
BlackBerry	45.8	8%	3.54	3.54	162	162
Orla Mining	37.7	12%	3.23	3.23	122	122
Altius Minerals	6.7	14%	13.95	13.95	93	93
Other					2,656	2,656
Common stocks					4,822	4,822
Limited partnerships					2,065	2,065
Total Mark to Market					6,890	6,890
Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias	1,266.0	34%	1.66	1.78	2,099	2,252
Poseidon	132.0	43%	12.93	15.50	1,706	2,046
Quess	51.2	35%	8.40	6.28	430	322
Stelco	13.0	24%	22.44	37.84	292	492
Exco Resources	22.9	48%	18.24	19.01	418	435
Helios Fairfax Partners	37.3	36%	5.28	2.40	198	91
Kennedy Wilson partnerships	—	—	—	—	143	143
Peak Achievement	—	43%	—	—	129	226
Other					793	805
Total Associates					6,208	6,812
Common Stocks – Consolidated(3)
Recipe	49.4	84%	13.83	13.83	684	684
Fairfax India	57.6	43%	13.17	15.20	758	875
Grivalia Hospitality	339.4	85%	1.67	1.67	567	567
Thomas Cook India	300.3	65%	0.67	1.63	201	490
Dexterra Group	31.8	49%	3.41	4.28	109	136
Boat Rocker Media	25.3	45%	3.31	0.95	84	24
Other					0	29
Total Consolidated					2,403	2,805
Total Common Stock Holdings					15,501	16,507

(1)
Excludes 2.5 million shares from convertible debentures

(2)
Excludes 25.4 million warrants

(3)
Market value shown for unlisted consolidated stocks is Fairfax’s carrying value

So, for example, until we sell Eurobank (carrying value $1.66 per share, year-end market value $1.78 per share), which is in the equity-accounted bucket, the gain will not be realized in our income statement. Similarly, until we sell Quess (carrying value of  $8.40 per share, market value of  $6.28 per share), this loss will not be realized in our income statement unless an impairment is deemed appropriate or the shares are sold at this price. Our investment in Farmers Edge (included in Other in the consolidated bucket) is carried at zero.
When you compare total carrying values to market values at the end of 2023, market values exceed carrying values by $1.0 billion – a $604 million excess for equity-accounted associates plus a $402 million excess for consolidated investments (see the associate income by company in note 6 to our financial statements).

FAIRFAX FINANCIAL HOLDINGS LIMITED

As the table on page 15 shows, the consolidated investments include the following: Recipe, Fairfax India, Grivalia Hospitality, Thomas Cook India, Dexterra Group and Boat Rocker Media. Our consolidated investments are significant, producing total revenue of  $6.6 billion and pre-tax income of  $271 million in 2023. Fairfax India had pre-tax income of  $380 million, Recipe $38 million, Thomas Cook $27 million and Dexterra $29 million. Those were offset by losses at Grivalia of  $66 million, Boat Rocker $26 million and Farmers Edge of  $112 million which included impairments of  $64 million.
We discuss our investments in more detail in the section on Investments. The long-term potential of our investments continues to be very significant.
The table below shows the dollar and percentage contribution (expressed as a percentage of our approximately $60-billion average investment portfolio) of the various components of our investment return in 2023. Please note, neither our gain on the sale of Ambridge nor the gain on the consolidation of Gulf Insurance are included in the investment return.
	2023		2022
Interest and dividends	1,896	3.2%	962	1.8%
Share of profit of associates	1,022	1.7%	1,022	1.9%
Net gains (losses) on common stocks	1,218	2.0%	(244)	-0.4%
Net gains (losses) on bonds	714	1.2%	(1,086)	-2.0%
Other net gains (losses)	188	0.3%	(413)	-0.8%
	5,038	8.4%	241	0.4%
Interest and dividend income from our total portfolio almost doubled in 2023 to $1.9 billion from $962 million in 2022 due to rising interest rates. Interest and dividends as a percentage of our fixed income portfolio for the last five years are shown below as well as the yield on our fixed-income portfolio.
	2023	2022	2021	2020	2019
	$ million
Interest and dividends	1,896	962	641	769	880
Yield on fixed income portfolio (including cash)	4.6%	2.2%	1.5%	2.3%	2.8%
Percentage of fixed income portfolio in cash and short-dated treasuries	23%	54%	69%	56%	61%
This increase in interest and dividend income happened because we did not reach for yield when interest rates were low in the 2019-2021 time period. In fact, over half our fixed-income portfolio was in cash and short-dated treasuries, yielding almost no interest. Our interest and dividend income is now running at $2 billion annually and can be expected to be maintained at that level for the next four years. Profit of associates continued at $1 billion while fluctuations in stock and bonds added almost $2 billion in 2023. Please note the total return on our investment portfolio of 8.4% in 2023 was just above our 38-year average of 7.7%!
Below is a table that shows successive periods over our 38 years of operations, with the compound growth in our book value per share (including dividends paid) together with the average combined ratio and average total return on investments:
	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.9)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2020	9.0%	99.2%	4.8%
2021-2023	26.6%	94.2%	6.0%

As we have discussed previously, our growth in book value consists of two major variables – the combined ratio of our insurance companies and the total return on our investment portfolio. For each of the last four time periods above, starting in 2006, our insurance companies have produced average combined ratios below 100%. In the last three years, our investment returns have turned upwards (still less than our average of 7.7% for the last 38 years), which has resulted in book value growing at 26.6% per year (last two years under IFRS 17). We hope to grow book value at 15% per year in the future.
India
As I said last year, Prime Minister Modi has taught the average Indian to dream. Anything is possible! The Indian economy is expected to grow at 7% for the foreseeable future, the highest growth rate for a major economy. In the next four years, India is expected to be the third largest economy behind the U.S. and China and ahead of Japan and Germany. Mr. Modi is expected to easily win re-election in May of this year – perhaps even getting a larger majority than in his second term. This will establish India clearly as a business-friendly nation, with great prospects for the future. It is very unlikely that India will go back to its socialist ways that were in place when I left India 51 years ago!
While I was writing this shareholder letter to you, I came across an outstanding report on India by Jefferies’ Head of Equity India Research, Mahesh Nandurkar titled “India’s March Onto the Global Stage,” which recommended India for seven reasons:
1.
India will be the third largest economy by 2027.

2.
Continued reforms lay the foundation of approximately 7% long-term GDP growth.

3.
Nearly US$10 trillion market cap by 2030.

4.
Supportive global geopolitics.

5.
Rising entrepreneurship / vibrant start-up ecosystem driving innovation.

6.
India now becoming a services exports hub.

7.
Strong corporate culture and a history of strong market returns.

Also, Amitabh Kant, former CEO of NITI Aayog (public policy think tank of Government of India), has written an outstanding book “Made in India”, a 75-year history of business and enterprise in India – particularly since Mr. Modi was elected in 2014. Because of the size of its population, and the business-friendly policies adopted by Prime Minister Modi, India will be the best economy to invest in for the next few decades.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows our investments in India and how they have performed up to December 31, 2023:
Fairfax investment	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2023	Compounded Annualized Return
Thomas Cook India	Aug-12	64.6%	278	490	14.1%(1)
Fairfax India	Jan-15	42.5%	534	875	6.7%
Digit	Feb-17	49.0%	154	2,265	61.9%
Quess	Dec-19	34.5%	346(2)	322	0.4%
Other			318	295	(0.3)%
			1,630	4,247	16.2%
Fairfax India’s investments
Bangalore International Airport	Mar-17	64.0%	903	1,600	11.7%
IIFL Finance	Dec-15	15.1%	76	412	25.8%
CSB Bank	Oct-18	49.7%	170	409	20.0%
Sanmar Chemicals	Apr-16	42.9%	199	303	10.9%
National Stock Exchange	Jul-16	1.0%	27	189	33.4%
IIFL Securities	Dec-15	27.5%	51	147	16.9%
Seven Islands	Mar-19	48.5%	84	143	13.0%
Fairchem Organics	Feb-16	52.8%	30	103	23.3%
Maxop	Nov-21	67.0%	51	57	5.6%
5paisa	Dec-15	24.6%	17	52	22.5%
Saurashtra Freight	Feb-17	51.0%	30	51	11.0%
NCML	Aug-15	91.0%	188	50	(15.7)%
Jaynix	Feb-22	70.0%	33	49	24.7%
Other			48	47	4.5%
			1,906	3,613	13.0%

(1)
Includes dividends received ($12 million) and spinoff of Quess ($330 million)

(2)
Cost shown for Quess represents its market value on December 5, 2019, the date it was spun off from Thomas Cook India

Thomas Cook’s business rebounded in 2023 as travel recovered, with revenues up and a pre-tax profit of $34 million, up from a loss of  $2 million last year. Thomas Cook stock price was up 90% in the Indian stock market in 2023. We sold 40 million shares at $1.67 to repay the $60 million we invested last year in the company. Future prospects for Thomas Cook look excellent in the years to come.
Sterling Holiday Resorts, a subsidiary of Thomas Cook India, remains a premier Leisure Hospitality Brand in India with 49 resorts, 46 destinations and more than 2,800 rooms, in addition to offering Vacation Time Share. Under the leadership of Vikram Lalwani, Sterling had record results in 2023 with 20% growth in revenue and 35% growth in EBITDA. Sterling’s future looks very bright.
Quess, spun out of Thomas Cook in 2019, is the largest domestic private sector employer in India with over 557,000 employees (10% growth in 2023). Quess is India’s leading integrated business services provider. It has a pan-India presence along with an overseas footprint in North America, South America, the Middle East and Southeast Asia. It serves over 3,000 clients across India, North America, APAC and the Middle East. Quess continued to show excellent growth in its core business. While some segments of its businesses are still recovering from the effects of the pandemic, revenue from its operations grew 13% to $2.25 billion. It reported a lower profit before tax of  $33 million, compared to $36 million reported in 2022. Quess is incubating certain product-led businesses, on which it incurred about a $9 million loss during 2023. Quess’s business model is well-aligned to benefit from the strong economic growth in India. Under the leadership of chairman and founder Ajit Isaac and a long-serving senior management team, Quess continues to consolidate its position in the market with more clients and good growth. Better times are ahead for Quess as it moves forward with its plan to demerge into three separate entities, a significant strategic initiative announced by Quess in February 2024. While it remains a market leader in its core workforce management business, each of the demerged entities will be a market-leading player with the ability to leverage opportunities that come their way through its renewed focus. We expect that this strategic initiative will benefit all shareholders in the years to come.

In Fairfax India’s 2023 annual report, Chandran Ratnaswami, our CEO, has said that “including $1.7 billion in unrealized gains on its existing portfolio, it has achieved a 13% annualized return since inception in 2015 – 22% on listed investments and 10% on our private investments which are conservatively valued. Since its inception, Fairfax India has also generated realized gains, including dividends and interest, of  $724 million and has never lost money on a monetized investment. We have achieved an annualized return of 28% on partially monetized investments and 17% on fully monetized investments. Including its stake in NSE, whose sale will close in 2024, the realized gain since inception was $900 million, an annual return of 20%. Most of Fairfax India’s investments are in outstanding companies with a history of strong financial performance, led by founders and management who are not only excellent but also adhere to the highest ethical standards.”
While the book value per share of Fairfax India is $21.85, the underlying intrinsic value is much higher. As Fairfax India’s shares continue to trade at a discount to book value, we have bought back, since inception, 22.0 million shares (or 14% of shares outstanding) for $285 million at an average price of  $12.93 per share. That includes the 2.9 million shares we bought in 2023 for $37 million at an average price of  $12.97 per share.
DBRS upgraded Fairfax India from BBB (low) to BBB, reaffirming the company’s strong financial position. Every three years, Fairfax India pays a management fee (in cash or shares) to Fairfax for investment services, based on performance. In 2023, at the end of the third three-year period, Fairfax earned an incentive fee of  $110 million which will be paid in cash as it was more advantageous for Fairfax India to pay it in cash versus shares. In the first two control periods, Fairfax had no choice but to take our incentive fee in shares! (Which we were delighted to do!)
As you have read many times, the crown jewel (and largest) investment in the Fairfax India portfolio is Bangalore International Airport (BIAL), run by Hari Marar. Not only is it the most beautiful airport in the world, it also is self-sustaining in energy, water and soon, biodegradable waste and offers seamless boarding (your face is your boarding pass). Terminal 2 (or T2) is designed to provide the highest level of passenger experience, while also making it an unforgettable destination for passengers with its memorable visual impact, sustainable practices and technology. Fairfax India had purchased 54% of BIAL in 2017/2018 for $653 million and added another 10% in 2023 (from Siemens) for $250 million for a total investment of  $903 million for 64% of BIAL.
In 2023, passenger numbers in BIAL surpassed 2019 levels with total passengers of 37.2 million (32.7 million domestic and 4.5 million international) versus 33.7 million passengers in 2019. Passenger traffic is expected to increase to 90 million by 2038. Also, BIAL is developing real estate at Airport City on 460 acres adjacent to the airport.
Despite the unprecedented events that impacted operations and financial performance in 2020, 2021 and 2022, BIAL generated an average ROE of 14% for the second control period and an ROE of 17% for the combined first and second control periods. ROE in 2023 was 14%.
The valuation of Fairfax India’s 64% interest in BIAL increased to $1.6 billion in 2023 from $1.2 billion in 2022, implying an equity value of approximately $2.5 billion. With no assigned value for the 460 acres in Airport City, BIAL is carried on Fairfax India’s books at 9.5x normalized free cash flow for the company.
Please read Chandran’s letter to shareholders in the Fairfax India 2023 Annual Report for a lot of excellent information on Terminal 2 and our other investments in India. Chandran, Sumit and Gopal continue to do an outstanding job in building Fairfax India.
Some brief comments on our major investments in India follow:
Under Nirmal Jain’s and his partner, R. Venkararaman’s leadership, IIFL group of companies have done extremely well. We bought our position of 27% in IIFL Holdings for $288 million in December 2015 and then a second piece in February 2017. IIFL split into four companies in 2017 and 2019. To date, we have completed total sales of $421 million, received dividends of  $78 million, and at the end of 2023 continued to hold remaining IIFL group investments with a fair value of  $612 million, aggregating to over $1 billion in value and representing an annualized return of 21%
Due to poor global demand for PVC, Sanmar’s revenues declined to $965 million from $1.4 billion and EBITDA to $96 million from $224 million. We expect this to pick up significantly as India continues to grow. India’s consumption of PVC per capita at 2.6 kilograms is still significantly less than in China (16 kilograms) or the U.S. (13 kilograms). Vijay Sankar, its CEO continues to do an outstanding job.

FAIRFAX FINANCIAL HOLDINGS LIMITED

CSB Bank, under Pralay Mondal, who took over as CEO in 2022, had the best year in its history. CSB’s revenues increased 27% in 2023 from $196 million to $236 million, while net income increased by 10% to $69 million from $66 million. Non-performing loans dropped to 1.2%. Capital continues to be strong with a capital adequacy ratio of 23%. Net interest margin of 5.2% and a loan-to-deposit ratio of 83% are all excellent indicators of CSB’s performance in 2023.
Fairfax India acquired a 1% stake in NSE for $27 million. NSE is the largest stock exchange in India with a market share of over 93% in cash equity trading and over 98% in equity derivatives trading. Early in 2024, we expect to close the sale of our investment in NSE for proceeds of  $189 million, generating an annualized return on the investment of 33%.
Fairfax India owned a 67% stake in Fairchem for an investment since inception of  $38 million. In November 2021, Fairfax India sold 14% of Fairchem for $46 million, recouping more than its entire investment while still owning 53%, valued at $103 million on December 31, 2023.
Seven Islands Shipping had its best year ever in 2023! Its revenue increased by 34% to $166 million, net income increased by 310% to $84 million and shareholders’ equity grew by 50% to $213 million, generating an ROE of 39%. Since the time we acquired our interest in Seven Islands for $84 million, it has generated free cash flow of $209 million, for an average annual free cash flow on investment of about 25%.
The investment in NCML has not lived up to our expectations. A confluence of market situations (including the implementation of GST, the demonetization of some currency, a banking crisis for the farm sector, a failed farm reform bill, and, finally, the pandemic) impacted the rural economy and severely constrained NCML’s business. It has taken a long time to recover from these setbacks. 2023 was another difficult year: although revenue increased by 8% to $33 million, net loss increased to $19 million from a loss of  $12 million in 2022. With the appointment of Sanjay Gupta as CEO in 2022, a significant part of NCML’s restructuring will be completed by 2024. Under Sanjay’s leadership, NCML’s work on capital allocation and business strategies should help it return to operating profitability in 2024. We continue to be positive on the long term outlook of NCML and India’s agriculture sector.
As I mentioned last year, under Ajit Isaac’s leadership, Fairfax and Quess have committed to fund the construction of CMC Vellore’s new 350-bed children’s hospital in Tamil Nadu. This hospital will be dedicated to delivering top-notch care and ensuring inclusivity with minimal financial strain on its patients. Building plans are finalized and construction will commence in the coming weeks once final approvals are received. On completion in 2026, this world-class facility will enable CMC Vellore to develop and provide specialized pediatric services and training programs for India.
Having surpassed our initial goal of installing 1,000 dialysis machines across India last year, we are now up to 1,200 machines installed at 325 centres. This has enabled the delivery of more than two million free dialysis sessions. There is a great need for this life-saving service, especially the access to free or subsidized dialysis in India’s rural communities. With Thomas Cook India and Madhavan Menon leading the effort, we plan to install another 800 machines over the next couple of years.

As we do regularly, we show you our unconsolidated balance sheet so that you can better see where your money is invested.
	2023
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Insurance and Reinsurance Operations
Northbridge	2.3	101
Odyssey Group	5.3	228
Crum & Forster	2.7	115
Zenith	1.2	53
Brit	2.4	104
Allied World	4.8	210
International Re/Insurers	5.6	245
Life Insurance and Run-off	0.3	13
Total	24.6	1,069
Non-Insurance Operations
Recipe	0.7	30
Fairfax India	0.8	33
Grivalia Hospitality	0.6	25
Thomas Cook India	0.2	9
Other Non-Insurance	0.1	8
Total	2.4	105
Total consolidated operations	27.0	1,174
Holding company cash and investments	1.8	77
Investments in associates	1.0	45
Other holding company assets	0.6	26
Total assets	30.4	1,322
Liabilities
Accounts payable and other liabilities	0.6	22
Long term debt	6.9	302
	7.5	324
Shareholders’ equity
Common equity	21.6	940
Preferred stock	1.3	58
	22.9	998
Total liabilities and shareholders’ equity	30.4	1,322

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows you our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately with the majority of them held in our insurance companies’ investment portfolio and the rest in our holding company.
As you can see, we have $24.6 billion ($1,069 per share) invested in our insurance companies – up from $866 per share last year. And that is at book value – the intrinsic values are much higher in our view.
Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the above table. They are significant and in our view worth more than the amount at which they are carried on our balance sheet. We expect each of these non-insurance operations to generate a 15% annual return or better over the long term. Please note our cash and investments of  $1.8 billion in our holding company is for protection from the unexpected. We also hold investments in associates and consolidated non-insurance operations at the holding company level.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Below, we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.
	INTRINSIC VALUE	STOCK PRICE
	% Change in US$ Book Value per Share	% Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	−3
1988	+31	+21
1989	+27	+25
1990	+41	−41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	−55
2000	−5	−7
2001	−21	−28
2002	+7	−26
2003	+31	+87
2004	−1	−11
2005	−16	−17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	−3	+7
2012	+4	−18
2013	−10	+18
2014	+16	+44
2015	+2	+8
2016	−9	−1
2017	+22	+3
2018	−4	−10
2019	+12	+1
2020	−2	−29
2021	+33	+43
2022	+20	+29
2023	+23	+52
1985-2023 (compound annual growth)	+18.4	+16.9
The table shows, excluding dividends, the change in book value in U.S. dollars and our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our book value has increased significantly and our stock price has gone up more: please note 1993, 1995, 1996, 1998, 2003, 2008, 2014, 2021 and 2022 and now, 2023. In the last three years, our book value has grown at more than 20% annually and our stock price has followed suit. Perhaps more years like this are yet to come!
Last year, I said that for our stock price to match our book value compound growth rate of 17.8%, our stock price in Canadian dollars should be $1,375. Well, we went through that early this year!

Here is how our stock price has done over the periods ending in 2023, compared to the TSX and S&P 500 (all including dividends):
	Fairfax (CDN$)	TSX	S&P500
5 years	17.7%	11.3%	15.7%
10 years	13.5%	7.6%	12.0%
15 years	10.4%	9.0%	14.0%
20 years	11.0%	7.8%	9.7%
38 years since our inception	18.2%	8.2%	11.0%
Insurance and Reinsurance Operations
	Combined Ratio			Change in Net Premiums Written
	2023	2022	2021	2023 vs 2022
Northbridge	91%	89%	89%	4%
Crum & Forster	98%	95%	96%	7%
Zenith	94%	95%	88%	2%
Allied World	89%	91%	93%	9%
Brit	92%	98%	97%	(5)%
Odyssey Group	93%	96%	98%	(3)%
International Re/Insurers	96%	99%	98%	19%
Consolidated	93%	95%	95%	4%
Allied World delivered the best single company underwriting performance in Fairfax history, posting a combined ratio of 89.5% and yielding $482 million of underwriting profit. Under the expert guidance of Lou Iglesias, Allied World expanded dramatically over the last four years. Its expense ratio, at 22%, continues to provide a significant competitive advantage. Fairfax is very grateful to Lou, John Bender, Wes Dupont and the entire team at Allied World for their terrific efforts!
Outstanding as always, Odyssey Group chipped in $397 million of underwriting profit off a combined ratio of 93.4%. Odyssey’s positive result in 2023 extended its streak to 12 consecutive years of underwriting profit, no mean feat in an ever-challenging industry. Gross written premium declined in 2023, due to the termination of one exceptionally large transaction, but Odyssey is well-positioned, with its diversified global footprint, to resume its expansion where market conditions warrant. No CEO at Fairfax has contributed more underwriting profit to shareholders than Brian Young, ably assisted by Carl Overy, Chris Gallagher and the entire Odyssey family.
Northbridge once again produced another strong result in 2023, with a combined ratio of 91.1% and underwriting profit of  $180 million. With Silvy Wright at the helm, Northbridge has been an important and reliable force at Fairfax. Enjoying an exceptional reputation in the Canadian marketplace, it continues profitably growing in the commercial property and casualty space. Federated led by George Halkiotis, its direct writing subsidiary, continues to expand and came in at an 87% combined ratio.
We are delighted to report that Brit, now under the exacting eye of Martin Thompson, far surpassed any previous year during Fairfax ownership. Underwriting profit of  $240 million and a combined ratio of 91.9% contributed materially to our success in 2023. Brit’s results include the favourable performance of its innovative Ki Syndicate, which Mark Allan continued to build out during the year.
Crum and Forster is now three times its size since Marc Adee took over in 2015, and it has reported an underwriting profit in all nine of those years. In 2023, the combined ratio rose to 97.7% and the underwriting result declined to $87 million, due largely to Crum’s Hawaiian-based unit and the devastating fires in Maui. Crum heads into 2024 with a collection of compelling businesses and a strong head of steam.
Among our North American companies, Zenith has had the hardest road to hoe. We estimate Workers’ Compensation rates have declined cumulatively over the last seven years by close to 40%. Yet, due to its outstanding customer service, portfolio management skills and favourable loss trends, Zenith has maintained underwriting profitability over the last 11 years. Kari Van Gundy and team generated $46 million of underwriting profit and a combined ratio of 93.8% in 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our Fairfax Asia group reported a combined ratio of 93.9% and underwriting profit of  $26 million. Amongst the various companies of Fairfax Asia, Singapore Re, under the able and energetic guidance of Phillipe Mallier, was the stand-out, contributing $21 million to the result. Overall direction of Fairfax Asia continues to be under Mr. Athappan, with assistance from his son, Gobi, and Ravi Prabhakar.
Fairfax LatAm, managed by Fabricio Campos and team, had another fine year, with a combined ratio of 94.9% and underwriting profit of  $15 million. Each of the four companies in Fairfax LatAm produced a positive underwriting result.
Fairfax Brasil, under Bruno Camargo, rebounded in 2023 and generated $7 million of underwriting profit off a combined ratio of 94.8%
In Eastern and Central Europe, Peter Csakvari’s Colonnade delivered its 6th consecutive year of underwriting profits, coming in with $11 million of gain and a combined ratio of 94.9%. Our separate units in Ukraine, ARX and Universalna, maintained their profitability despite extraordinary conditions, contributing $5 million and $2 million underwriting results, respectively. And Polish Re reported a 10th straight year of profits, with a $4 million underwriting gain in 2023.
In South Africa, Bryte rebounded to produce an underwriting profit of  $8 million with a combined ratio of 97.2%. In 2024, Edwyn O’Neill is passing the reins of CEO to JP Blignaut, while he takes on the role of Chairman with pan-African responsibilities.
In Greece, the property and casualty operations of Eurolife produced an underwriting loss of  $15 million with a combined ratio of 123%. Catastrophic fires and floods added 24 points to the loss ratio in 2023. Run by Alex Sarrigeorgiou, Eurolife also writes a large profitable book of life insurance.
Finally, our underwriting result was topped off by a $29 million contribution from Group Re, largely reflecting the Fairfax Internal Reinsurance Vehicle (FIRV), whereby we retain a portion of the outgoing reinsurance our decentralized operations purchase from third parties.
A review of our international operations is not complete without acknowledging the contributions of Bijan Khosrowshahi. In addition to overseeing Colonnade and Fairfax LatAm, Bijan has facilitated collaboration amongst all of our international groups via a biweekly forum he chairs. And, importantly, he has been instrumental in the Middle East with Gulf Insurance Group, the newest member of the Fairfax family following our buyout of KIPCO.
All of our major insurance companies are well capitalized even though we have grown significantly in the last six years, as shown in the table below (further details are provided in the MD&A).
	As at and for the Year Ended December 31, 2023
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	2,145	1,981	1.1x
Crum & Forster	3,902	2,282	1.7x
Zenith	755	734	1.0x
Allied World	4,840	5,670	0.9x
Brit	2,983	2,625	1.1x
Odyssey Group	5,741	5,961	1.0x
International Re/Insurers	2,330	2,543	0.9x
On average, we are writing at 1.0x net premiums to statutory surplus vs 1.2x in 2022.

The net premiums written and combined ratio of our companies which we have owned since 2014 (last 10 years) and our major companies acquired since then are shown in the table below.
	2014 – 2023
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	14.0	93%
Crum & Forster	24.1	97%
Zenith	7.5	87%
Allied World(1)	22.0	96%
Brit(1)	17.0	100%
Odyssey Group	35.7	94%
Total	120.4	95%

(1)
Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017.

The table below shows the average annual redundancies for the past 10 years (business written for 2013 onwards) for our companies which we have owned since 2013.
2013 – 2022
Average Annual Reserve Redundancies
Northbridge	7%
Crum & Forster	3%
Zenith	17%
Odyssey Group	6%
Fairfax Asia	20%
Riverstone, led by Nick Bentley and Bob Sampson, continues to manage our run-off operations. Nick, Bob and the rest of the team do an outstanding job dealing with some of our most difficult claims in a very challenging U.S. legal system, while continuing to deal with emerging latent-type claims. In 2023 Riverstone strengthened reserves by $260 million, primarily related to asbestos liabilities on both their direct and assumed portfolios, talc, ULAE and uncollectible reinsurance. Our net run-off reserves of approximately $1.5 billion, which contain almost all our asbestos and latent exposures, are approximately 5% of our total net reserves. With developing science and laws addressing key liability and coverage issues as well as the challenging U.S. legal system (including social inflation, nuclear verdicts, third-party litigation funding) the volatility around future outcomes remains high, especially on emerging claims. That said, we believe we have one of the premier run-off teams in the industry who are working diligently to contain losses while paying claims when due.
We have updated the float table we show you each year for our insurance and reinsurance companies.
Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long-Term Canada Treasury Bond Yield
1986	3	22	(11.6)%		9.6%
•
•
2013	440	12,046	(3.7)%		2.8%
•
•
2023	1,522	31,250	(4.9)%		3.3%
Weighted average last ten years			(2.8)%		2.3%
Fairfax weighted average positive financing differential last ten years:				5.1%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float is essentially the sum of insurance contract liabilities and insurance contract payables, less reinsurance contract assets held and insurance contract receivables, on an undiscounted basis excluding risk adjustment. Our long-term goal is to increase the float at no cost, by achieving combined ratios consistently well below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long-term objective of compounding book value per share by 15% per annum. This no-cost float is perhaps one of Fairfax’s biggest assets and will be a key reason for our success in the future. In 2023, our underwriting profit was a record $1.5 billion and our “cost of float” was a 4.9% benefit. In the past 10 years, the largest benefit we had was 5.5% in 2015, which corresponded to a combined ratio of 90% and an underwriting profit of  $705 million. We showed you earlier the growth in our float per share and, as we said, this is a huge plus for Fairfax.
The table below shows you the breakdown of our year-end float for the past five years:
	Insurance and Reinsurance							Total Insurance and Reinsurance
Year	Northbridge	Crum & Forster	Zenith	Odyssey Group	Brit	Allied World	Other		Run-off	Total
	($ billions)
2019	1.9	3.0	1.1	5.1	3.0	5.1	1.4	20.6	1.8	22.4
2020	2.1	3.3	1.1	5.9	3.2	5.7	1.4	22.7	1.6	24.3
2021	2.5	3.4	1.1	6.8	3.6	6.9	1.6	25.9	1.9	27.8
2022	2.6	4.2	1.1	7.9	4.0	7.7	1.6	29.1	1.8	30.9
2023	2.9	5.0	1.1	8.9	4.1	8.4	3.0	33.4	1.7	35.1
Our float increased 14% in 2023 and 54% in the last five years as our insurance and reinsurance operations expanded significantly in the hard market. The float in runoff continued to decrease as claims are paid.
The table below shows the sources of our net earnings (the gain on Ambridge and consolidation of Gulf Insurance is shown separately):
	2023	2022
Insurance and reinsurance operations:
Underwriting profit	1,522	1,105
Interest and dividends	1,655	746
Share of profit of associates	762	722
Adjusted operating income	3,939	2,573
Operating loss – life insurance and Run-off	(169)	(55)
Operating income – non-insurance companies	122	221
Impact of discounting and risk adjustment	210	3,024
Net gains (losses) on investments	1,950	(1,573)
Interest expense	(510)	(453)
Corporate overhead and other expense	(183)	(52)
Gain on sale and consolidation of insurance subsidiaries	550	1,220
Pre-tax income	5,908	4,660
Income taxes and non-controlling interests	(1,527)	(1,530)
Net earnings	4,382	3,374
In 2023, we had record operating income of  $3.9 billion because of record underwriting profit of  $1.5 billion, interest and dividend income of  $1.7 billion and share of profits from associates of  $762 million. As we suggested earlier, there is no certainty in life, but we feel this level of operating income may be repeatable in the next few years. Net gains of almost $2 billion consisted of net gains on equity exposures of  $1.2 billion and bond gains of  $0.7 billion.

Financial Position
The following table shows our financial position at the end of 2023 and 2022. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company’s financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. Consequently, this table excludes the debt of our consolidated non-insurance companies:
	2023	2022
Holding company cash and investments (net of derivative obligations)	1,749*	1,326*
Borrowings – holding company	6,929	5,888
Borrowings – insurance and reinsurance companies	896	733
Total debt	7,825	6,621
Net debt	6,075	5,295
Common shareholders’ equity	21,615	17,780
Preferred stock	1,336	1,336
Non-controlling interests	3,116	2,213
Total equity	26,066	21,328
Net debt/total equity	23.3%	24.8%
Net debt/net total capital	18.9%	19.9%
Adjusted operating income interest coverage	11.9x	8.1x
Adjusted operating income interest and preferred share dividend coverage	9.9x	6.8x
Total debt/total capital	23.1%	23.7%

*
excludes $1.7 billion in 2023 ($1 billion in 2022) of investments in associates and non-insurance consolidated investments held in the holding company

We ended 2023 with a very strong financial position with $1.7 billion in cash and marketable securities plus an additional $1.7 billion of associates and consolidated non-insurance investments owned by the holding company (largely consisting of shares of Quess ($187 million), Eurobank ($377 million), Poseidon ($223 million) and Thomas Cook India ($289 million)). Our total debt-to-total-capital ratio in 2023 of 23.1% (22.4% excluding our 2024 bonds that were redeemed in early 2024) was less than 23.7% in 2022. Our adjusted operating income interest coverage continues to remain strong, increasing to 11.9x in 2023 from 8.1x in 2022. Late in the year, we issued $400 million of 6% unsecured notes due 2033 and early in 2024 upsized that by $200 million. The proceeds will be used to take out Fairfax’s 2024 and 2025 bond maturities and to extend out the term to 10 years.
Investments
After almost 50 years in the investment business, I think Phil Carret said it all (and I quote him again):
“Good management is rare at best, it is difficult to appraise and it is understandably the single most important factor in security analysis.”
And as my mentor, John Templeton said, “Whenever you can buy a large amount of future earnings for a low price, you have made a good investment.”
We have been blessed to know many of these exceptional leaders in our insurance business and in our investments. Here’s how our great leaders, who lead our investments performed in 2023:
During 2023, Poseidon completed a privatization with our new partners Ocean Network Express. Now a private company under the continued leadership of David Sokol and Bing Chen, Poseidon remains on track to solidify its position as the world’s leading containership owner operator. Poseidon successfully executed on its 70 containership newbuild program by delivering 22 vessels – 317,220 TEU total in 2023, along with 12 vessels delivered in 2021 and 2022 – with each commencing their scheduled long-term charters. Execution of the remainder of Poseidon’s newbuild program remains ahead of schedule, with the expected delivery of an additional 36 vessels in 2024. Poseidon’s other business, APR Energy, continues its pivot to long-term predictable cash flow opportunities. Upon completion of Poseidon’s containership newbuild program, Poseidon is expected to deliver more than $2.5 billion of revenue and $1.9 billion of adjusted EBITDA. In December 2023, Poseidon announced the expansion into the pure car truck carrier segment, with a newbuild program of four car carrier ships that each can hold over

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10,000 passenger vehicles. This is a continuation of the consistent operational excellence that David and Bing have delivered together with creative turnkey solutions for their customers. Poseidon is expected to make net earnings in excess of  $400 million in 2024 and $500 million in 2025. We carry our 43% ownership in Poseidon at $1.7 billion – 10x 2024 expected earnings or 8x 2025 expected earnings.
Eurobank, led by Fokion Karavias, had another outstanding year in 2023 with net income of €1.14 billion. Recurring EPS jumped from 18 cents to over 31 cents, return on tangible book value increased to 18% and tangible book value finished at €2 per share. Eurobank’s balance sheet also continues to strengthen – non-performing loans are less than 4% of loans (down from 5.2%) and core Tier 1 capital is up from 15.2% to 17%. The strong performance has started to be reflected in the stock price which rose over 50% in 2023 to €1.61 per share. This strong performance continues in 2024 as the bank prepares to pay its first dividend since 2008. On the strategic front, management made notable progress with the divestment of its Serbian bank and the acquisition of a majority stake in the number two bank in Cyprus.
The Greek economy continues its recovery with 2023 GDP growth around 2%, debt to GDP below 160% and the unemployment rate below 10% for the first time since the global financial crisis. DBRS, S&P and Fitch all upgraded Greece to investment grade status during the year. Finally, Prime Minister Mitsotakis won a resounding re-election and a second four-year term in office. Deservedly, Greece won The Economist’s award for ‘Country of the Year’ in 2023. Eurobank is carried on our books at €1.50 per share (or $1.66 per share).
In a year of volatile steel prices, Stelco performed well, highlighting its competitive cost structure. Stelco’s talented team – led by Alan Kestenbaum, Sujit Sanyal, and Paul Scherzer – continues to be excellent stewards of the business with a keen focus on creating shareholder value. We believe that Stelco owns the best-in-class blast furnace assets in North America, which is highlighted by its industry leading margins. The company’s Lake Erie Works facility has had recent upgrades to its blast furnace, coke battery, a newly constructed co-generation facility and a new pig iron caster. Nippon recently announced an agreement to acquire US Steel at a multiple of 7.8x 2024 EBITDA, a significant premium to Stelco’s trading multiple. We believe the US Steel acquisition highlights the value of blast furnace operations. Stelco continues to have significant net cash on its balance sheet, providing management with flexibility to take advantage of both organic and inorganic growth opportunities. The company rewarded shareholders with a Cdn$3 per share special dividend in addition to its Cdn$1.68 per share regular dividend in 2023. Stelco has raised its regular dividend for 2024 to Cdn$2.00 per share. We believe Stelco has a bright future under Alan Kestenbaum’s leadership. Stelco is carried on our books at $22.44 per share versus a market price of $37.84 per share.
Fairfax continues to jointly own Peak Achievement with our partner, Sagard Holdings. Peak’s core brands are Bauer, the leading hockey brand, and Maverik, a leading lacrosse brand. Peak also owns a minority investment in Rawlings, which is the number one brand in baseball. Fairfax paid $154 million for its stake in Peak in 2017. Since that time, EBITDA has increased steadily in the hockey and lacrosse businesses, and Fairfax has received $72 million in dividends. Hockey participation growth continues post-pandemic and exciting developments such as Bauer’s partnership with the new Professional Women’s Hockey League are expected to drive incremental girls’ participation. More to come under CEO Ed Kinnaly’s leadership, with opportunities in direct-to-consumer, apparel and training. We carry Peak on our balance sheet at less than 5x free cash flow.
The Helios Fairfax Partners (HFP) team led by Tope Lawani and Babatunde Soyoye have effectively completed the turnaround with the only legacy asset remaining being the private school operator, Nova Pioneer. HFP has approximately $75 million in cash available to invest, in addition to an undrawn $70 million bank facility. HFP is now poised to generate positive growth in book value per share. Platform investments in Helios Sports & Entertainment Group, Helios CLEAR (Climate Growth Fund), Helios Seven Rivers, Helios Digital Ventures and Helios Energy Transition have begun making initial investments with Helios Fairfax Partners balance sheet. The next step is for the various platform investments to raise third-party capital for which Helios Fairfax Partners will receive management and carry fee income. Helios remains the only listed dedicated African investment vehicle in a market scarce of capital. We are excited to be partners with Tope and Baba. Fairfax’s carrying value of HFP is $198 million versus market value of  $91 million. HFP currently trades at 50% of book value.
In 2023, Exco Resources (a U.S. oil and gas producer) repurchased 8% of its shares. This increased Fairfax’s ownership of Exco from 44% to 48%. After year end, Exco repurchased another 2% of its shares, increasing our ownership to 49%. Both transactions occurred at steep discounts to intrinsic value. Sometimes, as T. Boone Pickens noted, “it is cheaper to drill for oil (and gas!!) on the stock exchange than it is to drill directly”. Of course, Exco also did plenty of drilling. In 2023, Exco added more than twice as much to its reserves as it extracted through production. With weakness in commodity prices, the present value of proved reserves dropped. However, production volumes increased 3.2% year over year. Exco is well-positioned to navigate commodity price volatility. It has a strong balance sheet, nimble operations and decisive leadership. Chairman John Wilder and CEO Hal

Hickey lead Exco. Fairfax’s Wendy Teramoto and Peter Furlan are on its Board. Fairfax is well served by our long-term partners, John and Hal, who transformed Exco into a resilient oil and gas company. Exco is carried on our balance sheet at $418 million or $18.24 per share, approximately 3x net income in 2023, an increase from $12.59 per share last year, due to our share of their 2023 earnings of  $5.65 per share.
Recipe, operating in its first full normal year since the pandemic, achieved record system sales in 2023. Sales increased to Cdn$3.7 billion, up 9% from 2022 and 5.6% higher than 2019. Margins also increased by 20 basis points, or 15% in dollars terms, over 2022. Impressively, the company delivered over Cdn$150 million in free cash flow and reduced overall leverage to less than 2.5x. Frank Hennessey, Ken Grondin and his team are focused on continuing to improve the overall margin rate while emphasizing top line growth. Expansion is underway in the United States and India markets as well as organic growth in Canada driven by new restaurants. The company will also be launching new products in its already sizable consumer packaged goods business (where Recipe’s brands are sold in grocery stores). Recipe is carried at 8x enterprise value to EBITDA on our balance sheet or 10x free cash flow.
Grivalia Hospitality, under George Chryssikos, had a strong year of execution as two assets, including its largest, opened for business. The One & Only resort in Athens is a flagship in ultra-luxury hospitality and we are the proud owners. If you haven’t booked your summer vacation yet – you know what to do! 2024 will see one additional asset come into operation – which will take the operating portfolio to five. These include Amanzoe in Porto Heli, ON Residence in Thessaloniki, Avant Mar in Paros, One & Only and 91 Athens Riviera in Athens. Focus now turns to operational and service excellence for these resorts with Greece forecast to receive a record number of tourists in 2024. George has another five high end hotels in development over the next few years. George has an outstanding track record in real estate and as I said last year, he has already made us $1 billion! We expect George to repeat that accomplishment with Grivalia Hospitality over time! At year end we carried Grivalia at €513 million for our 85% stake.
The Sporting Life Group continued its winning ways by delivering its highest revenue number in the company’s history. The combined companies of Golf Town and Sporting Life have grown substantially since 2019, achieving a 51% increase in revenue over the four-year period. The core leadership team of Chad McKinnon CEO, Frederic Lecoq Chief Marketing Officer, and Barry Williams Chief Merchant remain intact and have added Nadia Vattovaz as CFO. Bill Gregson, former CEO of The Brick and Recipe, continues to consult with the Sporting Life Group leadership team and lend his expertise to key projects. The Sporting Life Group expanded in 2023 with the launch of the Team Town Sports brand. Team Town Sports is a specialty sporting goods concept that focuses on 13 team sports and is designed and assorted with new Canadians and women athletes top of mind. In 2023, three brick & mortar locations opened in Calgary and Mississauga. teamtownsports.com launched in the fall of 2023 to serve athletes across the vast Canadian market. Sporting Life Group has ambitious plans for continued growth and a number of initiatives to bring that to life. The Sporting Life Group is carried at Cdn$82 million or 4x free cash flow on our balance sheet.
Dexterra is on track to achieve its vision of becoming a leader in delivering quality solutions to create, manage and operate infrastructure. Mark Becker became the CEO in 2023 and with a focus on execution and profitability, the company exceeded its medium-term goal of achieving Cdn$1 billion in revenue and Cdn$100 million EBITDA. Quite an accomplishment and great progress over the past three and a half years. The facilities management business took an important step forward with strong organic growth and improving profitability. The workforce accommodation segment experienced continued strong profitability, is building market share with new contracts and was pleased to support local communities during the unprecedented wildfire activity this past summer. Overall, Dexterra has a strong balance sheet and is generating significant free cash flow which positions it well to take advantage of acquisition opportunities. Dexterra is carried on our balance sheet at $108 million ($3.41 per share), which is less than the market value of  $136 million ($4.28 per share).
AGT, run by founder and CEO Murad Al-Katib, had another record year in 2023, with EBITDA of over Cdn$160 million. Management is focused on several initiatives, including realizing hidden value from its existing asset base, enhancing the company’s capital structure, growing the higher margin Ingredients and Packaged Foods business, and further expansion of AGT’s role as a key supplier for global humanitarian programs in Ukraine, Syria and Afghanistan. AGT has built a global pulse sourcing and processing capability, which will become increasingly valuable as the total addressable market for plant-based protein continues to expand. Fairfax’s 59.6% stake in AGT is currently carried at an enterprise to EBITDA ratio of 6x.
Farmers Edge had another challenging year in 2023. CEO, Vibhore Arora, reduced the cost base by nearly 50% since he took the reins in 2022. Unfortunately, acre and revenue growth has not yet materialized. In addition, the overall market for Digital/Precision Agriculture has been slower than anticipated to emerge. Management and the

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board have decided that the turnaround plan can be executed best outside of the public markets. As such, Farmers Edge is being taken private in 2024 so that management can focus on executing the business plan.
Boat Rocker Media, led by John Young as CEO and Co-Chairmen and founders David Fortier and Ivan Schneeberg, had a challenging year managing the Hollywood Writer’s strike in 2023 which caused significant disruption to new content orders. The company had a win in the year with the sale of Sci-fi thriller Beacon 23 to streaming service MGM+. Unfortunately, this event was not enough to offset overall softness in the premium scripted TV business. With the poor performance of the share price post IPO, management is focused on maximizing the value of the company’s existing assets. Boat Rocker is carried on our balance sheet at approximately 6x EBITDA.
We continue to invest with Byron Trott through various BDT Capital Funds. Since 2009, we have invested $978 million, have received $979 million in distributions and still have investments with a year-end market value of $683 million. Byron and his team have generated fantastic long-term returns for Fairfax, and we very much look forward to our continued partnership.
Since we met Bill McMorrow and Kennedy Wilson in 2010, we have invested $1.2 billion alongside them in real estate, have received cash proceeds of  $1.1 billion and still have real estate worth about $570 million. Our average annual realized return on completed projects is approximately 22%. We also own 10% of the company. More recently, we have been investing with Kennedy Wilson in first mortgage loans secured by high quality real estate in the western United States, Ireland and the United Kingdom with a loan-to-value ratio of 58% on average, including the Pac West Mortgages. At the end of 2023, we had invested in $4.1 billion of first mortgage loans in the U.S. at an average yield of 8.7% and an average maturity of 1.4 years with two, one-year renewal rights, and in $439 million of first mortgage loans in the U.K. and Europe at an average yield of 6.5% and an average maturity of 2.4 years.
We own 14% of Altius Minerals, which had a more difficult year in 2023 with royalty revenues falling 29%. A key reason for the decline was lower potash prices which resulted in a 42% drop in Altius’ potash royalties. Long-term, we are very optimistic about Altius’ world-class, Saskatchewan-based potash royalty assets. Of note, the company’s portfolio of long-lived mineral royalties could expand significantly if major projects currently on the drawing board come to fruition – all without Altius having to commit an additional dime of capital investment! One area of strength in 2023 was the performance of Altius’ renewable energy royalty business. This business continues to generate momentum, with total royalties growing 49% in 2023. Brian Dalton continues to do an outstanding job at Altius, a company he founded in 1997. Altius is carried on our balance sheet at the listed market price of  $13.95 or $93 million.
Foran Mining, led by its CEO, Dan Myerson, and its founder, Darren Morcombe, continued to make progress in advancing its world-class McIlvenna Bay carbon-neutral copper project in the Flin Flon region of Saskatchewan. Foran continued a drilling program that confirmed copper mineralization at its adjacent Tesla deposit and showed continuity between Tesla and McIlvenna Bay. The drilling results at Telsa indicate the potential for a larger copper deposit than originally expected. Other significant highlights in 2023 was the announcing of the environmental assessment approval for the McIlvenna Bay project as well as G Mining Services as construction partner for McIlvenna Bay. G Mining has an impeccable track record of building mines on time and on budget. The addition of G Mining derisks McIlvenna Bay’s development and the mine is expected to be commissioned in the second half of 2025. Foran raised Cdn$300 million in equity financing in 2023, effectively funding the construction of the McIlvenna Bay mine. Fairfax participated in the equity financing. Foran is carried on our balance sheet at the listed market price of  $2.95 per share or $218 million.
Commercial International Bank (CIB) results were very strong in 2023 with an ROE of over 40%, net interest margin of almost 8% and loan-loss provision coverage ratio of approximately 230%. There is significant hidden value in the build-up of provisions on the balance sheet which if adjusted for, reduces the price-to-book ratio well below 2x. Since 2014, the bank has continued to compound book value per share and EPS by nearly 20% per annum. The key driver of value to Fairfax and other foreign investors in CIB is the stability of the Egyptian Pound. Fairfax invested the vast majority of its position in CIB in the spring of 2014 when the market cap was less than $5 billion, at exchange rates at the time. During that same time, net profit at CIB in USD terms (at current exchange rates) has more than doubled and the market cap stands at just $7 billion with an estimated 2024 price to earnings ratio of 6x. By comparison, in local currency, the market cap has increased over five times! The Egyptian government has begun a massive asset disposal program to address the country’s high sovereign debt. Execution will be critical to ensure foreign investors more than just tread water on their investments. Hisham Ezz Al-Arab, the Founder of the modern CIB Bank, came back as Chairman in December 2022.
Since 2008 we have invested with founder Kyle Shaw and his private equity firm ShawKwei & Partners. ShawKwei takes significant stakes in middle-market industrial, manufacturing and service companies across Asia, partnering with management to improve their businesses. We have invested $536 million in two funds (with a commitment to invest an additional $64 million), have received cash distributions of  $217 million and have a remaining value of $504 million at year-end. The returns to date are primarily from our investment in the 2010 vintage fund, which, though decreasing 8.8% in value in 2023, has generated a 12% compound annual return since 2010. The 2017 vintage fund, which has drawn about 84% of committed capital to date, increased 23.1% in value in 2023 but has a compound annual return of 3.5% since inception. We expect Kyle to make higher returns on monetization of his major assets.
Led by its outstanding Chairman and CEO Krishan Balendra, John Keells Holdings is the largest listed conglomerate in Sri Lanka, with a significant presence in leisure, consumer foods, retail, transportation, property and financial services and a great long-term record. In the middle of the external crisis faced by Sri Lanka, the company raised $75 million in equity capital, entirely provided by Fairfax, to fund the West Container terminal in the port of Colombo which is under construction. This investment was made in the form of convertible debentures (CDs) having the option to convert any time after 18 months from the date of issuance at a price of Sri Lankan Rs130 per share. Both the currency and the underlying stock have appreciated considerably since our investment. Fairfax, through its direct and indirect holdings, has a 13% equity interest in the company currently which is being increased to 19.5% with a partial conversion of the CDs and it would increase to 24.5% upon full conversion. We believe that Sri Lanka will continue to be resilient and overcome the current challenges, as it has done on numerous occasions in the past, and that the country will soon begin again to realize its tremendous potential. John Keells Holdings is well-positioned to benefit from the revival of the Sri Lankan economy. The combined carrying value is its listed price of  $195 million.
Orla Mining, run by Jason Simpson, had an outstanding year. The team at Orla have executed extremely well and the Camino Rojo open pit mine in Mexico is producing at capacity of approximately 120,000 ounces of gold per year at a cash cost of approximately $800 per ounce. The company continues to make progress in permitting its South Railroad mine in Nevada with production expected to begin in 2027. South Railroad has the potential to double Orla’s gold production at very attractive project economics. Lastly, drilling results indicate the potential for a lucrative underground mine at Camino Rojo. The site has a significant resource that includes approximately 12.5 million ounces of gold equivalent. We expect 2024 to be an active year for the company as it seeks permitting approval to expand its Camino Rojo open pit mine and permitting to begin construction of South Railroad. Orla generates attractive levels of free cash flow and has ample liquidity to fund its development and exploration activity. Orla is carried at its listed price of  $3.23 per share or $122 million.
In 2023, the NASDAQ was up 43% and then another 8% in early 2024. The Magnificent Seven now account for 28% and technology, 30%, of the S&P 500 – even higher than the 26% at the dot com peak. This sectorial weighting has never been higher – for any sector in the S&P 500 ever. So excluding the Magnificent Seven from the S&P 500, the remaining 493 stocks went up only 13.5% since January 1st, 2023. In 2000, Cisco sold at $77 per share, more than the whole Canadian stock market, and 23 years later it sells at $49 per share even though earnings have gone up nine times. Of course, today the excitement in the market is AI and Nividia is the star at $2 trillion. As my good friend Kiril Sokoloff chairman and founder of XIIID research says, “Nividia’s market cap exceeds the combined market cap of the S&P500 energy sector (Exxon, Chevron etc) by $200 billion even though the net income for Nividia is $14 billion versus $147 billion for the energy sector”. Perhaps trees grow to the sky after all – but call me a skeptic! This reminds me of the Nifty Fifty – 50 outstanding companies in the late 1960s and early 1970s – which included McDonald’s, Johnson & Johnson and Proctor & Gamble and also Polaroid, Avon and Eastman Kodak. As I said in our 2020 annual report to you in March 2021, after the crash in 1973/1974, these companies never saw their highs for more than 15 years – and some of them went bankrupt!
Ben Graham had some advice about the Nifty Fifty in September 1974: Stay away! He said “a conservative analyst…would have to do the near impossible – namely turn his back on them and let them alone”. This is exactly what we have done – and it has been painful! The Magnificent Seven have outstanding track records as I said in our 2019 annual report, but for them to grow at 10% – 20% in the future on revenue bases of  $200 billion to $500 billion – means $20 to $100 billion additional revenue each year – only 170 companies in the S&P 500 had revenues of more than $20 billion in 2023.
In 2022/2023, credit has tightened significantly but we have yet to experience the after effects – particularly in commercial real estate and private credit – i.e. non-bank credit! Another area we continue to be very cautious about.
Our team at Hamblin Watsa led by Wade Burton, with strong support from Lawrence Chin, Roger Lace and Brian Bradstreet, continues to navigate the uncertain economic environment while providing excellent returns for you, our shareholders.

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Shown below are the Hamblin Watsa professionals with their individual areas of focus:
Hamblin Watsa Professionals	Responsibility
Wade Burton and Lawrence Chin	United States and Canada (stocks & bonds)
Reno Giancola	Canada (stocks & bonds)
Jamie Lowry and Ian Kelly	Europe (stocks & bonds)
Quinn McLean	Middle East, South Africa and private companies
Yi Sang	Asia (stocks & bonds)
Gopalakrishnan Soundarajan	India, Sri Lanka (stocks & bonds)
Jeff Ware	South America (stocks & bonds)
Wendy Teramoto	Private companies
Peter Furlan	Chief Research Officer
Paul Ianni	Private and public companies
Davis Town	Public companies
Joe Coccimiglio	Private and public companies
Navtej Sidhu	Private and public companies
Paul Blake	Stock trading
Kleven Sava	Bond trading
The team continues to thrive, led by Wade and Lawrence, while everyone remains empowered in their respective areas of responsibility. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to be active in managing the portfolio with more and more ideas flowing from Wade and his team. Our small investment committee (consisting of Wade Burton, Roger Lace, Brian Bradstreet, Lawrence Chin, Chandran Ratnaswami, Quinn McLean, Peter Clarke and me) will review large investments, asset mix, regulatory requirements and performance. As I have said in the past, committee decision-making in investments has some serious performance risks in our mind, we use this format solely to share information and discuss the pros and cons of any investment. We have built an extremely talented team with the ability to invest worldwide, working in a collaborative team environment, but individually empowered at the same time. We are excited about the future returns we expect from our investment team.
Miscellaneous
After not increasing our dividend of  $10 per share for 14 years, we increased it by 50% to $15 per share. It is still only about 12% of our expected operating income after taxes.
The huge strength of our company  –  and impossible to copy  –  is the fair and friendly culture we have built in each of our companies over the past 38 years. Fairfax, our holding company, is led by Peter Clarke and our 11 outstanding Fairfax officers who have the highest integrity, team spirit and no ego. We are focused on protecting our company from unexpected downside risks and very quickly taking advantage of opportunities when they arise. On average, our officers have been with us for 19 years. The bedrock of our company is trust with a long-term focus.
This past year, Peter Clarke has again done an outstanding job in steering us through the rough waters that every business faces – always calm, confident with no ego!
I would be remiss if I did not thank our outstanding Board of Directors, led by Bill McFarland, for providing us with great guidance and wisdom as we build our company for the long term. We are truly blessed!
We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees’ share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:
	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	47%	22%	17%	16%	15%

If an employee earning $40,000 had participated fully in this program since its inception, he or she would have accumulated 4,000 shares of Fairfax worth Cdn$4.9 million at the end of 2023. I am happy to say we have many employees who have done exactly that!
For the third time in our history we have made a small change to our Guiding Principles. Treating people well has always been a huge part of our culture but was never specifically addressed in our Guiding Principles. After reviewing we decided to add the following to our Guiding Principles: “We follow the Golden Rule: we treat others as we would want to be treated”. Earlier in the year I came across a wonderful poster on The Golden Rule. It shows thirteen different religions and how each one of them has the golden rule in its scripture. I liked it so much I have asked all our companies around the world to hang the poster up in their offices!
It is with great sadness that I have to inform you that my partner, Tony Hamblin, of Hamblin Watsa Investment Counsel, passed away on October 2, 2023. Tony was our boss at Confederation Life during the 1970s and early 1980s before he and I began Hamblin Watsa in September 1984. Tony was president of Hamblin Watsa until he retired in 2006. He was a great boss and then a partner for Roger, Brian and me for all those years and we will miss him dearly. All of us at Hamblin Watsa and Fairfax offer our sincere condolences to Tony’s wife Gail and their two sons, Drew and Geoff.
In his second year with us, Sanjay Tugnait, President and CEO of Fairfax Digital continued to build on the initiatives started in 2022. Sanjay, working with Thomas Cook, launched an AI powered sustainability platform to capture, measure and report carbon emissions for business travel, developed an innovative travel insurance product available through digital channels in Sri Lanka, and has been heavily involved in the development of Eurolife’s embedded insurance platform and the recent announcement of the partnership between EuroLife and LTIMindtree in establishing a Gen AI and Digital Hub in Athens. Sanjay has done an outstanding job working with our companies and assisting in their digital initiatives.
We published our fourth ESG report in late 2023. The report highlights our global efforts in all areas related to ESG and is an aggregation of our operating company activities as well as what we do at Fairfax. While we cover all aspects of ESG in the report, our employees are our most important asset and a significant portion of the report is dedicated to our efforts to support our people around the world. We are very proud of these efforts as they exemplify our culture of doing good by doing well and following the golden rule of treating others the way you would want to be treated. To get a better understanding of these efforts, please read the full report available on our website www.fairfax.ca.
Craig Pinnock, Chief Financial Officer at Northbridge, continues to lead the Black Initiative Action Committee across our group of companies. Throughout 2023, we continued to advance the committee’s recommendations. Additionally, the committee’s work has resulted in a framework built upon six key pillars. This framework serves as a guide for organizing all our Diversity, Inclusion, and Belonging (DI&B) initiatives, extending beyond the initial focus on combating Anti-Black Systemic Racism. Many of these actions, along with details of the framework, are documented in the 2023 Fairfax ESG report, which highlights the progress made during the year. Lastly, we proudly maintain our strong partnership with the BlackNorth initiative, which, since its inception in June 2020, remains committed to eradicating Anti-Black Systemic Racism through collective efforts across corporate Canada.
We continue to focus on how Fairfax can survive for the next 100 years, long after I have gone! Our outstanding culture and my effective voting control will certainly help. As I have mentioned many times in the last 38 years, you, our shareholders, suffer a major negative as our company is not for sale at any price. So there will be no takeover bonanza. Of course, we have to perform for you over time and we plan to do exactly that in the long term.
As you know, we think business can be a force for good. Taking Fairfax as an example, we have written cumulative premiums of  $258 billion while providing outstanding service to our customers. We are paying annual salaries and benefits to our employees all over the world of  $2 billion. We have made cumulative donations of  $315 million since we began our donations program in 1991 and, yes, over the 38 years we have paid cumulative taxes of $5.7 billion. This is why we consider business a force for good and why countries that are business friendly succeed mightily. We are a small microcosm of what business does worldwide.
In 2023, we donated $27 million, for a total of  $315 million since we began our donations program in 1991. Over the 33 years since we began our donations program, our annual donations have gone up approximately 155 times at a compound rate of 17% per year. We are now donating 2% of pre-tax profit each year to charities across the globe  –  1% through each of our insurance companies and 1% to our Fairfax foundations.
At our AGM, we will distribute our first annual report on our charitable givings and donations by company across the world. We are grateful because our company is successful, we can make these donations. “Doing good by doing well”, we call it at Fairfax.

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The Fairfax Leadership Workshop continued strong in 2023 with a class of 27 leaders from 13 different countries. This was our eleventh class as we missed two due to the pandemic. The five-day program centers around our Guiding Principles and is a wonderful opportunity for attendees to connect with Fairfax culture, our most senior people and each other. These connections are critical for success in our very decentralized structure. To date, over 250 of our leaders have attended the program with over 110 of them gathering in Toronto for a reunion the week of our annual meeting. The success of the program can be measured by its popularity. The upcoming 2024 class will be the largest ever with over 30 slots and we still couldn’t accommodate everyone!
Another highly successful initiative that has allowed us to connect and collaborate across our decentralized structure is our working groups. One more great idea from Andy, these single discipline working groups allow us to share knowledge and expertise without compromising the entrepreneurial spirit of our individual operations. Much like the Leadership Workshop, they bring our people together in a spirit of sharing and working together.
After a break for a couple of years due to COVID, due to popular demand we are bringing back our investor trip to India which we will be offering to our shareholders so that they can see firsthand the transformation and opportunities that India has to offer. For those of you that may not be familiar, the trip gives our shareholders a chance to experience the culture, people and cuisine of India, while exposing them to some of the companies that we have invested in. They will also have the chance to interact with the Presidents who run those companies. Madhavan Menon, Dipak Deva and his group will give our shareholders a memorable trip giving them a deeper understanding of why we think India is going to continue to be an exceptional investment opportunity in the years to come. More at our AGM.
The Value Investing Conference held by George Athanassakos the day before our annual shareholders’ meeting will take place again this year! This will be its twelfth year and I highly recommend that you attend  –  it is well worth your time. If you have not attended in the past, please see the website for details: bengrahaminvesting.ca. Many who have participated have mentioned to me that it is one of the best of its kind, and this year’s lineup of speakers, as usual, is outstanding. This year’s featured keynote speakers are Andi Kerenxhi, President Ubineer Corp., Jason Zweig, Columnist from the Wall Street Journal and Fokion Karavias, CEO, Eurobank.
Unlike previous years, Fairfax India (of which many of you are also shareholders) will hold its annual shareholders’ meeting on Wednesday, April 10 at 9:30a.m. (Toronto time) the day before our annual shareholders’ meeting which is on April 11: details will be posted on its website. Helios Fairfax Partners will hold its investor day at 2:30 p.m. on April 10: details will be posted on its website.
As we have done for the last 38 years, we look forward once again to seeing all of you in person at our annual shareholders’ meeting in Toronto, where our leaders will be ready to answer all your questions. We are truly blessed to have loyal, long-term shareholders like you, and I look forward to seeing you on April 11.
March 8, 2024
V. Prem Watsa
Chairman and Chief Executive Officer

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.
The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Gulf Insurance Group K.S.C.P. as of December 31, 2023 because it was acquired by the company in a business combination during 2023. The operations of Gulf Insurance Group K.S.C.P. represented nil of the company’s consolidated insurance revenue for the year ended December 31, 2023 and represented approximately 4.8% and 3.6% of the company’s consolidated assets and liabilities, respectively, as at December 31, 2023. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2023.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
March 8, 2024

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Notes 2 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts in 2023.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Gulf Insurance Group K.S.C.P. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Gulf Insurance Group K.S.C.P. from our audit of internal control over financial reporting. Gulf Insurance Group K.S.C.P. is a subsidiary whose total assets and total insurance revenue excluded from management’s assessment and our audit of internal control over financial reporting represent 4.8% and nil, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
The measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts
As described in Notes 3, 4, 8, 9 and 22, the Company has adopted IFRS 17, Insurance Contracts (IFRS 17) on January 1, 2023. The cumulative effect of initially applying IFRS 17 on a retrospective basis using transition provisions of IFRS 17 was an increase to common shareholders equity of  $150.2 million as of January 1, 2022. As of December 31, 2023, the majority of insurance contract liabilities of  $46,171.4 million and reinsurance contract assets held of  $10,887.7 million were measured using the premium allocation approach. These amounts included an estimate of future cash flows for losses on claims and expenses that have not yet been paid, which now form part of the liability for incurred claims (LIC), and the associated recoveries from reinsurance, which form part of the asset for incurred claims (AIC), respectively. The Company has applied varying actuarial projection methodologies in determining the estimate of future cash flows for losses on claims. These methodologies require the Company to develop assumptions, including expected loss ratios and loss development patterns, which are based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors. The measurement of LIC and the AIC includes a risk adjustment for non-financial risks that represents the compensation that the Company requires for bearing uncertainty with respect to both the amount and the timing of cash flows for losses on claims, measured using actuarial techniques. The discount rates used by the Company to adjust the estimate of future cash flows for losses on claims and the risk adjustment for non-financial risk for the time value of money are derived from risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The Company determines the discount rates using currency-specific rates and illiquidity premiums.
The principal considerations for our determination that the measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17 is a critical audit matter are (i) significant judgment by management in developing the estimate of future cash flows for losses on claims based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of the Company’s actuarial projection methodologies and reasonableness of assumptions including the expected loss ratios and loss development patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s measurement of the LIC and AIC, including controls over the selection of actuarial projection methodologies and the development of assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the undiscounted estimate of future cash flows for losses on claims by developing independent estimates and comparing the independent estimates to the Company’s actuarially determined estimates, with the remaining portion subjected to other procedures, including a review of management’s methods and assumptions applied in developing the actuarially determined estimates. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing assumptions based on data provided by the Company and where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of assumptions; and (iii) testing the completeness and accuracy of the data provided by management.
Valuation of an investment in private company preferred shares
As described in Notes 3, 4 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private company preferred shares measured at fair value of  $1,787.8 million as of December 31, 2023. Significant judgments are required to determine these fair values. One investment that formed a significant portion of the fair value of the private company preferred shares was valued using an industry accepted discounted cash flow model that incorporates a discount rate and long-term growth rates as significant unobservable inputs.
The principal considerations for our determination that performing procedures relating to the valuation of an investment in private company preferred shares is a critical audit matter are (i) the significant judgment by management in determining the significant unobservable inputs related to the discount rate and long-term growth rates of the issuer to be used in the discounted cash flow model to determine fair value of the investment and (ii) a high degree of auditor subjectivity, judgment and effort in evaluating audit evidence relating to the valuation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private company preferred shares, including controls over the Company’s determination of significant unobservable inputs. These procedures also included, among others, (i) evaluating the reasonableness of the significant unobservable inputs used, related to the discount rate and long-term growth rates; (ii) testing the completeness and accuracy of the underlying data; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models used and reasonableness of the discount rate and long-term growth rates and considering external market and industry data.
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 8, 2024
We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2023, December 31, 2022 and January 1, 2022
(US$ millions)
	Notes	December 31, 2023	December 31, 2022	January 1, 2022
			Restated(1)	Restated(1)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $197.7; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	5, 25	1,781.6	1,345.8	1,478.3
Insurance contract receivables	11	926.1	648.9	650.1
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $637.0; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	5, 25	7,165.6	9,368.2	21,799.5
Bonds (cost $36,511.9; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	5	36,850.8	28,578.5	14,091.2
Preferred stocks (cost $898.3; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	5	2,447.4	2,338.0	2,405.9
Common stocks (cost $6,577.2; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	5	6,903.4	5,124.3	5,468.9
Investments in associates (fair value $7,553.2; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	5, 6	6,607.6	6,093.1	4,749.2
Derivatives and other invested assets (cost $952.0; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	5, 7	1,025.3	828.5	991.2
Assets pledged for derivative obligations (cost $137.7; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	5, 7	139.3	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,507.6; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	5, 6, 25	2,282.7	1,942.8	2,066.0
		63,422.1	54,324.7	51,691.5
Reinsurance contract assets held	9	10,887.7	9,691.5	9,893.1
Deferred income tax assets	18	301.1	137.3	449.1
Goodwill and intangible assets	12	6,376.3	5,689.0	5,928.2
Other assets	13	8,290.2	6,981.3	6,034.1
Total assets		91,985.1	78,818.5	76,124.4

(1)
See note 3 for details of transition to IFRS 17.

See accompanying notes.
Signed on behalf of the Board

Director	Director

	Notes	December 31, 2023	December 31, 2022	January 1, 2022
			Restated(1)	Restated(1)
Liabilities
Accounts payable and accrued liabilities	14	5,487.2	4,806.6	4,587.6
Derivative obligations	5, 7	444.9	191.0	152.9
Deferred income tax liabilities	18	1,250.3	868.0	586.5
Insurance contract payables	11	1,206.9	1,402.7	1,826.0
Insurance contract liabilities	8	46,171.4	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	15	7,824.5	6,621.0	6,129.3
Borrowings – non-insurance companies	15	1,899.0	2,003.9	1,623.7
Total liabilities		64,284.2	55,799.8	54,648.2
Equity	16
Common shareholders’ equity		21,615.0	17,780.3	15,199.8
Preferred stock		1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		22,950.5	19,115.8	16,535.3
Non-controlling interests		4,750.4	3,902.9	4,940.9
Total equity		27,700.9	23,018.7	21,476.2
		91,985.1	78,818.5	76,124.4

(1)
See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2023 and 2022
(US$ millions except per share amounts)
	Notes	2023	2022
			Restated(1)
Insurance
Insurance revenue	23	26,934.8	24,703.5
Insurance service expenses	24	(21,944.1)	(20,467.3)
Net insurance result		4,990.7	4,236.2
Cost of reinsurance		(4,977.4)	(4,509.2)
Recoveries of insurance service expenses	24	3,943.7	3,274.4
Net reinsurance result		(1,033.7)	(1,234.8)
Insurance service result		3,957.0	3,001.4
Other insurance operating expenses	23, 24	(966.4)	(656.4)
Net finance income (expense) from insurance contracts	10	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held	10	547.1	(397.1)
		1,385.0	3,962.3
Investment income
Interest and dividends	5	1,896.2	961.8
Share of profit of associates	6	1,022.2	1,022.4
Net gains (losses) on investments	5	1,949.5	(1,573.2)
		4,867.9	411.0
Other revenue and expenses
Non-insurance revenue		6,614.5	5,581.6
Non-insurance expenses	24	(6,568.7)	(5,520.9)
Gain on sale and consolidation of insurance subsidiaries	21	549.8	1,219.7
Interest expense		(510.0)	(452.8)
Corporate and other expenses	24	(430.2)	(296.7)
		(344.6)	530.9
Earnings before income taxes		5,908.3	4,904.2
Provision for income taxes	18	(813.4)	(1,092.5)
Net earnings		5,094.9	3,811.7
Attributable to:
Shareholders of Fairfax		4,381.8	3,374.2
Non-controlling interests	16	713.1	437.5
		5,094.9	3,811.7
Net earnings per share	17	$186.87	$140.83
Net earnings per diluted share	17	$173.24	$131.37
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	23,183	23,638

(1)
See note 3 for details of transition to IFRS 17.

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2023 and 2022
(US$ millions)
	Notes	2023	2022
			Restated(1)
Net earnings		5,094.9	3,811.7
Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(39.6)	(676.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(56.6)	149.5
Gains (losses) on hedge of net investment in European operations	7	(27.8)	51.8
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	30.5	(132.0)
Other		0.3	2.2
		(93.2)	(605.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	21	1.9	19.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	6, 21	18.2	(4.3)
		(73.1)	(589.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans		(32.9)	121.7
Share of net gains (losses) on defined benefit plans of associates	6	(5.1)	59.4
Other		28.2	−
		(9.8)	181.1
Other comprehensive income (loss), net of income taxes		(82.9)	(408.6)
Comprehensive income		5,012.0	3,403.1
Attributable to:
Shareholders of Fairfax		4,353.4	3,163.5
Non-controlling interests		658.6	239.6
		5,012.0	3,403.1

(1)
See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity
for the years ended December 31, 2023 and 2022
(US$ millions)
	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2023	6,086.3	(891.3)	615.7	10,509.6	(979.6)	15,340.7	1,335.5	16,676.2	3,659.6	20,335.8
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022(2)	−	−	−	150.2	−	150.2	−	150.2	10.7	160.9
Adjustment for IFRS 17, net of tax for the year ended December 31, 2022(2)	−	−	−	2,292.7	(3.3)	2,289.4	−	2,289.4	232.6	2,522.0
Restated balance as of January 1, 2023(2)	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the year	−	−	−	4,381.8	−	4,381.8	−	4,381.8	713.1	5,094.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	−	−	−	−	15.5	15.5	−	15.5	(55.1)	(39.6)
Losses on hedge of net investment in Canadian subsidiaries	−	−	−	−	(56.6)	(56.6)	−	(56.6)	−	(56.6)
Losses on hedge of net investment in European operations	−	−	−	−	(27.8)	(27.8)	−	(27.8)	−	(27.8)
Share of other comprehensive gains of associates, excluding net losses on defined benefit plans	−	−	−	−	28.8	28.8	−	28.8	1.7	30.5
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	−	−	−	−	1.6	1.6	−	1.6	0.3	1.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	−	−	−	−	17.9	17.9	−	17.9	0.3	18.2
Net losses on defined benefit plans	−	−	−	−	(31.5)	(31.5)	−	(31.5)	(1.4)	(32.9)
Share of net losses on defined benefit plans of associates	−	−	−	−	(1.5)	(1.5)	−	(1.5)	(3.6)	(5.1)
Other	−	−	−	−	25.2	25.2	−	25.2	3.3	28.5
Issuances for share-based payments	−	74.2	(77.4)	−	−	(3.2)	−	(3.2)	−	(3.2)
Purchases and amortization for share-based payments (note 16)	−	(89.6)	147.0	−	−	57.4	−	57.4	−	57.4
Purchases for cancellation (note 16)	(90.4)	−	−	(183.2)	−	(273.6)	−	(273.6)	−	(273.6)
Common share dividends (note 16)	−	−	−	(245.2)	−	(245.2)	−	(245.2)	(204.5)	(449.7)
Preferred share dividends (note 16)	−	−	−	(49.7)	−	(49.7)	−	(49.7)	−	(49.7)
Acquisitions of subsidiaries (note 21)	−	−	−	−	−	−	−	−	602.6	602.6
Net changes in capitalization (note 16 and note 21)	−	−	(72.6)	19.5	(14.1)	(67.2)	−	(67.2)	(252.1)	(319.3)
Other	−	−	−	(0.4)	63.2	62.8	−	62.8	42.9	105.7
Balance as of December 31, 2023	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022(2)	−	−	−	150.2	−	150.2	−	150.2	10.7	160.9
Restated balance as of January 1, 2022(2)	6,182.4	(808.1)	504.8	10,122.4	(801.7)	15,199.8	1,335.5	16,535.3	4,940.9	21,476.2
Net earnings for the year(2)	−	−	−	3,374.2	−	3,374.2	−	3,374.2	437.5	3,811.7
Other comprehensive income (loss), net of income taxes(2):
Net unrealized foreign currency translation losses on foreign operations	−	−	−	−	(483.0)	(483.0)	−	(483.0)	(193.6)	(676.6)
Gains on hedge of net investment in Canadian subsidiaries	−	−	−	−	149.5	149.5	−	149.5	−	149.5
Gains on hedge of net investment in European operations	−	−	−	−	51.8	51.8	−	51.8	−	51.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	−	−	−	−	(120.7)	(120.7)	−	(120.7)	(11.3)	(132.0)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	−	−	−	−	19.7	19.7	−	19.7	−	19.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	−	−	−	−	(3.9)	(3.9)	−	(3.9)	(0.4)	(4.3)
Net gains on defined benefit plans	−	−	−	−	116.9	116.9	−	116.9	4.8	121.7
Share of net gains on defined benefit plans of associates	−	−	−	−	57.8	57.8	−	57.8	1.6	59.4
Other	−	−	−	−	1.2	1.2	−	1.2	1.0	2.2
Issuances for share-based payments	−	62.4	(70.2)	−	−	(7.8)	−	(7.8)	5.3	(2.5)
Purchases and amortization for share-based payments (note 16)	−	(148.2)	146.1	−	−	(2.1)	−	(2.1)	(20.3)	(22.4)
Purchases for cancellation (note 16)	(96.1)	−	−	(103.5)	−	(199.6)	−	(199.6)	−	(199.6)
Common share dividends (note 16)	−	−	−	(249.9)	−	(249.9)	−	(249.9)	(263.2)	(513.1)
Preferred share dividends (note 16)	−	−	−	(45.2)	−	(45.2)	−	(45.2)	−	(45.2)
Acquisitions of subsidiaries (note 21)	−	−	−	−	−	−	−	−	111.5	111.5
Net changes in capitalization (note 16 and note 21)	−	−	37.6	(145.5)	−	(107.9)	−	(107.9)	(1,136.6)	(1,244.5)
Other	−	2.6	(2.6)	−	29.5	29.5	−	29.5	25.7	55.2
Balance as of December 31, 2022	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7

(1)
Includes multiple voting shares with a carrying value of  $3.8 at January 1, 2022, December 31, 2022 and December 31, 2023.

(2)
See note 3 for details of transition to IFRS 17.

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2023 and 2022
(US$ millions)
	Notes	2023	2022
			Restated(1)
Operating activities
Net earnings		5,094.9	3,811.7
Depreciation, amortization and impairment charges		896.0	677.4
Net bond discount amortization		(406.3)	(34.2)
Amortization of share-based payment awards		147.0	146.1
Share of profit of associates	6	(1,022.2)	(1,022.4)
Net deferred income taxes	18	173.3	485.7
Net (gains) losses on investments	5	(1,949.5)	1,573.2
Gain on sale and consolidation of insurance subsidiaries	21	(549.8)	(1,219.7)
Net purchases of investments classified at FVTPL	25	(5,499.1)	(9,640.2)
Changes in operating assets and liabilities	25	3,076.3	802.5
Cash used in operating activities		(39.4)	(4,419.9)
Investing activities
Sales of investments in associates	6	1,065.3	192.9
Purchases of investments in associates	6	(882.0)	(363.5)
Net purchases of premises and equipment and intangible assets		(514.1)	(418.9)
Net sales of investment property		53.3	84.7
Purchases of subsidiaries, net of cash acquired	21	240.8	(229.9)
Proceeds from sale of insurance subsidiaries, net of cash divested	21	128.7	1,109.0
Proceeds from sale of non-insurance subsidiaries, net of cash divested	21	−	10.5
Cash provided by investing activities		92.0	384.8
Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		393.9	743.4
Repayments		(29.6)	(0.3)
Net repayments on other revolving credit facilities		(10.0)	(35.0)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		228.6	47.0
Repayments		(163.9)	(25.3)
Net borrowings (repayments) on revolving credit facilities and short term loans		(185.4)	304.1
Principal payments on lease liabilities – holding company and insurance and reinsurance companies		(64.7)	(68.5)
Principal payments on lease liabilities – non-insurance companies		(126.5)	(138.9)
Subordinate voting shares:	16
Purchases for treasury		(89.6)	(148.2)
Purchases for cancellation		(273.6)	(199.6)
Common share dividends	16	(245.2)	(249.9)
Preferred share dividends	16	(49.7)	(45.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	16	27.7	167.5
Purchases of non-controlling interests	16, 21	(340.2)	(1,384.7)
Sales to non-controlling interests	16	65.6	−
Dividends paid to non-controlling interests	16	(204.5)	(261.0)
Cash used in financing activities		(1,067.1)	(1,294.6)
Decrease in cash and cash equivalents		(1,014.5)	(5,329.7)
Cash and cash equivalents – beginning of year		6,119.6	11,685.4
Foreign currency translation		16.3	(236.1)
Cash and cash equivalents – end of year	25	5,121.4	6,119.6

(1)
See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2023 and 2022
(in US$ and $ millions except per share amounts and as otherwise indicated)
1.
Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.
Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2023 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
On January 1, 2023 the company adopted IFRS 17 Insurance Contracts (“IFRS 17”) retrospectively as required by IFRS Accounting Standards. Details of the transition from IFRS 4 to IFRS 17 are described in note 3 and the effects on the company’s total equity as at January 1, 2022 and December 31, 2022 are presented in the consolidated statement of changes in equity. Throughout these consolidated financial statements comparatives have been restated where applicable for the adoption of IFRS 17.
The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments and derivative obligations. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.
The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.
These consolidated financial statements were approved for issue by the company’s Board of Directors on March 8, 2024.
3.
Summary of Material Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.
Consolidation
Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
The consolidated financial statements were prepared as of December 31, 2023 and 2022 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 27.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of the subsidiary’s comprehensive income (loss) and equity transactions. A non-controlling interest’s share of such adjustments is based on its present ownership interest in the subsidiary after consideration of any applicable shareholders’ agreements and other contractual arrangements. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.
Business combinations
Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in other insurance operating expenses, non-insurance expenses or corporate and other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.
An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments or in gain on consolidation of insurance subsidiaries in the consolidated statement of earnings.
Goodwill and intangible assets
Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.
Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd’s participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.
Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings.
The estimated useful lives of the company’s intangible assets are as follows:
Customer and broker relationships	8 to 20 years
Brand names and Lloyd’s participation rights	Indefinite
Computer software	3 to 15 years
Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.
Investments in associates
Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. The company’s share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.
The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of  “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.
Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.
Investments in joint ventures
Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.
Consolidated statement of cash flows
The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.
Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.
Investments
Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.
Classification − Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.
Recognition and measurement − The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.
Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as investment income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.
For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.
Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.
Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.
Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.
Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.
Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.
The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance contracts, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.
The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.
Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.
Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:
Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.
Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.
The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.
Level 3 – Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.
Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.
Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).
The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers, third party broker-dealers and industry experts are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.
Foreign currency translation
Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.
Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the

FAIRFAX FINANCIAL HOLDINGS LIMITED

consolidated statement of earnings in net gains (losses) on investments. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.
Translation of foreign subsidiaries – The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India, other parts of Asia and South America) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.
Hedging
At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.
Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.
Insurance contracts and reinsurance contract assets held
Definition and classification
Insurance contracts − Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying, including variability in the timing of payments, significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract are classified as investment contracts, derivative contracts or service contracts, as appropriate. Insurance contracts include both direct and assumed (reinsurance) insurance contracts issued by the company.
Reinsurance contract assets held − Ceded reinsurance contracts do not relieve the company of its liability associated with underlying insurance contracts. Reinsurance contract assets held are presented separately on the consolidated balance sheet to indicate the extent of credit risk and the obligations of the company to its policyholders.
Insurance contracts acquired in a transfer or in a business combination − Insurance contracts acquired in a transfer or in a business combination represent the risk of future development of claims that have already been incurred and the settlement of those claims in addition to any unexpired insurance coverage remaining on the acquired contracts.
Unit of account and recognition − Insurance contracts and reinsurance contract assets held are required to be aggregated into portfolios of insurance contracts, based on underlying risk and the management of those risks, then further aggregated into groups based on the underlying expected profitability and date of issuance, with groups not containing contracts issued more than one year apart.
Insurance contracts are recognized from the earliest of: the beginning of the insurance contract’s coverage period; when payment from the policyholder becomes due or, if there is no contractual due date, when it is received; and when a contract is onerous.
Reinsurance contract assets held that provide proportionate reinsurance coverage are recognized from the later of: the beginning of the reinsurance contract’s coverage period; and when underlying insurance contracts are initially recognized.
Reinsurance contract assets held that do not provide proportionate reinsurance coverage are recognized at the beginning of the coverage period for the reinsurance contract unless the company recognizes onerous insurance contracts at an earlier date which are reinsured and the related reinsurance contract was entered into prior to the onerous contract being recognized, in which case the reinsurance contract assets held are recognized at the date the onerous groups of underlying insurance contracts are recognized.
When insurance and reinsurance contract assets held are recognized, they are added to an existing group of contracts where possible. If the insurance contract cannot be added to an existing group based on the criteria set out above, a new group is formed. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group.
For insurance contracts acquired with incurred claims and remaining coverage, the company is considered to have issued a new, separate insurance contract with two coverages: coverage for claims events that have yet to occur and coverage for the development of claims events that have already occurred. For acquired contracts in their settlement period which are fully earned, the company is considered to have issued an adverse development cover for the acquired claim liability. These types of insurance contracts are accounted for as if they were entered into at the date of acquisition or transfer.
Measurement
The company measures its insurance contracts and reinsurance contract assets held, depending on the types of contracts written, using principally two models: Premium Allocation Approach (“PAA”) and to a lesser extent the General Measurement Model (“GMM”), primarily at its life and run-off operations. Short-duration contracts where there is no significant variability in cash flows are primarily measured using the PAA, while long-duration contracts, which often include acquired contracts, are primarily measured using the GMM. The principles for initial and subsequent measurement when applying the GMM or the PAA are applicable to both property and casualty and life insurance contracts. The measurement components are:
Contract boundary – The contract boundary determines the cash flows that are included in the measurement of a group of insurance contracts and reinsurance contract assets held. For insurance contracts, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company can compel the policyholder to pay premiums or has a substantive obligation to provide services including insurance coverage. For reinsurance contract assets held, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company is compelled to pay amounts to the reinsurer or has a substantive right to receive services from the reinsurer.
Fulfillment cash flows within the contract boundary − Fulfillment cash flows are current estimates of cash flows within the contract boundary of a group of contracts which include premiums, claims, acquisition costs and other expenses that the company expects, adjusted to reflect the timing and uncertainty of those amounts with an explicit risk adjustment for non-financial risk.
There are two types of directly attributable costs that are included in the contract boundary:
Acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions, premium taxes, underwriting costs and related overhead are deferred and amortized into earnings as the related premiums are earned. Insurance acquisition cash flows are allocated to groups of insurance contracts based on the contracts that generated the expenses. Insurance acquisition cash flows paid before the recognition of the related group of contracts are recognized as an asset and subsequently derecognized and included within the group of insurance contracts when the related contracts are recognized. At each reporting date, the company assesses for impairment and will recognize impairment losses when the carrying amount of the asset exceeds the expected net cash inflows for the related group of insurance contracts. The company reverses any impairment losses and increases the carrying amount of the asset to the extent that the impairment conditions have reversed.
Other costs that are incurred in fulfilling insurance contracts − These comprise all remaining directly attributable costs that are not categorized as acquisition costs and include losses on claims, together with both allocated and unallocated loss adjustment expenses, and related overhead.
Contracts measured under the Premium Allocation Approach
The company uses the PAA for measuring all insurance and reinsurance contract assets held which are eligible for the simplified methodology. Insurance and reinsurance contract assets held are eligible when the coverage period of each contract in the group is one year or less or the company reasonably expects that the resulting measurement of the liability for remaining coverage (“LRC”) would not differ materially from that of applying the GMM. When comparing the different possible measurements, the company considers the impact of different release patterns of

FAIRFAX FINANCIAL HOLDINGS LIMITED

the LRC to the consolidated statement of earnings, the impact of discounting and financial risks, and whether significant variability in the cash flows exists.
Insurance contracts
Initial measurement − On initial recognition of each group of insurance contracts, the carrying amount of the LRC is measured as the premiums received on initial recognition minus any insurance acquisition cash flows allocated to the group, adjusted for any amounts previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows). The company defers and amortizes insurance acquisition cash flows for all groups of contracts. Unless the contracts are onerous, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the liability for incurred claims (“LIC”).
If there are indications that a group of insurance contracts is onerous, then the company recognizes a loss in insurance service expense in the consolidated statement of earnings and increases the LRC if the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the LRC. This excess is recognized as a loss component within the LRC, which is reported in insurance contract liabilities on the consolidated balance sheet.
Subsequent measurement − The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. On subsequent measurement, the carrying amount of the LRC is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.
The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported (“IBNR”). It reflects both a risk adjustment for non-financial risk and the time value of money as most of the company’s insurance contracts issued and measured under the PAA typically have a settlement period of over one year.
In each reporting period, the company remeasures the loss component using the same calculation as on initial recognition and reflects any changes by adjusting the loss component as required until the loss component is reduced to zero, with such adjustments recognized in insurance service expenses. If a loss component did not exist on initial recognition but there are indications that a group of contracts is onerous on subsequent measurement, then the company establishes the loss component using the same methodology as on initial recognition.
Reinsurance contract assets held
Initial measurement − On initial recognition of each group of reinsurance contracts, the carrying amount of the asset for remaining coverage (“ARC”) is measured as the premiums paid (i.e. premiums ceded) on initial recognition, adjusted for ceding commissions that are not contingent on claims and any amounts previously recognized for cash flows related to the group. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held. For contracts measured under the PAA, the explicit risk adjustment for non-financial risk is only estimated for the measurement of the asset for incurred claims (“AIC”).
When there is an onerous group of underlying contracts, a loss-recovery component is created for the group of reinsurance contract assets held which adjusts the ARC, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
Subsequent measurement − The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. On subsequent measurement, the carrying amount of the ARC is increased by any premiums paid, and reduced by the amount recognized as cost of reinsurance for services received.
For contracts measured under the PAA, the asset for incurred claims is measured consistent with the asset for incurred claims under the GMM and reflects a risk adjustment for non-financial risk and the time value of money as most of the company’s reinsurance contract assets held and measured under the PAA typically have a settlement period of over one year.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.

Contracts measured under the General Measurement Model
Insurance contracts
Initial measurement − On initial recognition, the company measures a group of insurance contracts as the total of  (i) fulfillment cash flows, which comprise estimates of future cash flows, adjusted to reflect the time value of money and both financial and non-financial risk, and (ii) the contractual service margin (“CSM”) representing the unearned profit.
The risk adjustment for non-financial risk for a group of insurance contracts, determined separately from the other estimates, reflects the compensation required for bearing uncertainty about the amount and timing of the cash flows that arise from non-financial risk. For insurance contracts issued, the portion of the risk adjustment for non-financial risk relating to the LRC is recognized in insurance revenue as the risk is released, while the portion relating to the LIC is recognized in insurance service expenses. The entire change in the risk adjustment is therefore included within the insurance service result in the consolidated statement of earnings. The significant judgments used in determining the risk adjustment are further described in note 4.
The CSM on initial recognition of a group of insurance contracts is recognized as the net inflow of the total of fulfillment cash flows and any amount arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows).
If the fulfillment cash flows are a net outflow, then the group of insurance contracts is onerous and the net outflow is recognized as a loss within insurance service expense in the consolidated statement of earnings and as a loss component within the LRC on the consolidated balance sheet to represent the amount of the net cash outflow, which determines the amounts that are subsequently presented within insurance revenue and insurance service expense.
Subsequent measurement − The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. The LRC comprises the fulfillment cash flows that relate to future insurance coverage and services and remaining CSM. The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported.
The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk.
Changes in expected fulfillment cash flows which relate to future services adjust the CSM or are recognized in the consolidated statement of earnings if there is a loss component or no CSM. Changes in fulfillment cash flows which relate to current or past services are recognized in the consolidated statement of earnings. Any changes from the effects of the time value of money or financial risk are recognized within net finance income (expense) from insurance contracts in the consolidated statement of earnings.
The CSM of each group of contracts is adjusted to reflect changes in unearned profit, including from new contracts, interest accretion on the CSM, assumption changes related to future service that impact the fulfillment cash flows, effects of currency exchange differences on the CSM, and CSM recognized in revenue for services provided in the reporting period.
If a loss component exists, when there are changes to the fulfillment cash flows within the LRC, they are allocated between the loss component and the LRC excluding the loss component on a systematic basis. The systematic basis is determined by the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for non-financial risk at the beginning of each year (or on initial recognition if a group of contracts is initially recognized in the year). Decreases in future fulfillment cash flows reduce the remaining loss component and reinstate the CSM after the loss component is reduced to zero, and conversely, increases in future fulfillment cash flows increase the loss component with changes in the loss component recognized within insurance service expense in the consolidated statement of earnings. The company applies the systematic allocation first before increases and decreases to the loss component related to future service in each reporting period. Insurance finance income or expense will be allocated to the loss component as part of the systematic allocation at current rates.
Reinsurance contract assets held
Initial measurement − On initial recognition, the CSM of a group of reinsurance contract assets held represents the net cost or net gain on purchasing reinsurance. The CSM is measured as the equal and opposite amount of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

total of the fulfillment cash flows, any amounts arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group, any cash flows arising at that date and any income recognized in the consolidated statement of earnings because of onerous underlying contracts recognized at that date. However, if any net cost on purchasing reinsurance coverage relates to insured events that occurred before the initial recognition of the group, then the company recognizes the cost immediately in the consolidated statement of earnings as an expense in net reinsurance result.
The company measures the estimates of the present value of future cash flows using assumptions that are consistent with those used to measure the estimates of the present value of future cash flows for the underlying insurance contracts, with an adjustment for any risk of non-performance by the reinsurer which represents losses from disputes or credit risk. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held.
The risk adjustment for non-financial risk is the amount of risk being transferred by the company to the reinsurer and is calculated by determining these amounts on a gross and net of reinsurance basis, with the difference representing the amounts transferred. The significant judgments used in determining the risk adjustment are further described in note 4.
The company adjusts the CSM of the group of reinsurance contracts and recognizes a loss-recovery component on initial recognition of onerous underlying contracts, if the reinsurance contract is entered into before or at the same time as the onerous underlying contracts are recognized. The adjustment to the CSM is determined by multiplying the amount of the loss that relates to the underlying contracts and the expected percentage of claims recovery on the underlying contracts.
A loss-recovery component is created for the group of reinsurance contract assets held which adjusts the CSM, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.
For reinsurance contract assets held acquired in a transfer of contracts or a business combination covering onerous underlying contracts, the adjustment to the CSM is determined using the same calculation, except it is calculated at the date of acquisition. For reinsurance contract assets held acquired in a business combination, the adjustment to the CSM reduces goodwill or increases a gain on a bargain purchase.
Subsequent measurement − The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. The ARC comprises (i) the fulfillment cash flows that relate to services that will be received under the contracts in future periods, and (ii) any remaining CSM at that date. The AIC includes the fulfillment cash flows for recovery of losses on claims and expenses that have not yet been received, including for recovery of claims that have been incurred but not yet reported.
The CSM of each group of reinsurance contract assets held is adjusted to reflect changes to fulfillment cash flows, including from new contracts, assumption changes, and the amounts recognized in the consolidated statement of earnings from services received in the reporting period. For changes in fulfilment cash flows which result from changes in the fulfillment cash flows of the underlying insurance contracts which do not adjust the CSM, these changes are recognized immediately within the consolidated statement of earnings.
If a loss-recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.
Insurance contracts acquired in a transfer or in a business combination
Initial measurement – On initial recognition of insurance contracts that are acquired in a transfer or in a business combination, the company records the contracts as if it had entered into them on the acquisition date. For insurance contracts acquired in a transfer, the consideration received or paid represents the premium deemed to be received. For insurance contracts acquired in a business combination, the consideration is deemed to be the insurance contracts’ fair value at the acquisition date. Acquired contracts which are in their settlement period are included within the LRC and their coverage period extended to reflect the expected settlement of these claims.
Subsequent measurement − On subsequent measurement of insurance contracts that are acquired in a transfer or in a business combination, the company accounts for the contracts using the same principles as applied to other insurance contracts measured under the GMM and the LRC will be released into insurance revenue over the expected claims settlement pattern with the claims being recognized within insurance service expenses as those claims are settled.

Derecognition and contract modification
An insurance contract is derecognized when it is extinguished, i.e. when the specified obligations in the contract expire or are discharged or cancelled. An insurance contract is also derecognized if its terms are modified in a way that would have significantly changed the accounting for the contract had the new terms always existed, in which case a new contract based on the modified terms is recognized. If an insurance contract modification does not result in derecognition, then the changes in cash flows caused by the modification are treated as changes in estimates of fulfillment cash flows.
Presentation
Any assets or liabilities recognized for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts (see note 8).
Amounts recognized in the consolidated statement of earnings for insurance contracts are disaggregated into (i) an insurance service result, comprised of insurance revenue and insurance service expenses (“net insurance result”), (ii) cost of reinsurance and recoveries of insurance service expense (“net reinsurance result”), and (iii) net finance income or expenses from insurance contracts.
Changes in the risk adjustment for non-financial risk are not disaggregated between the insurance service result and net finance income or expenses from insurance contracts. All changes in the risk adjustment for non-financial risk are included in the insurance service result in the consolidated statement of earnings.
Consolidated Statement of Earnings
Insurance revenue
Contracts measured under the PAA
For contracts measured under the PAA, the company recognizes insurance revenue based on the expected premium receipts and the passage of time over the coverage period of a group of contracts unless the release of risk differs significantly from the passage of time, such as with certain acquired contracts. In those instances insurance revenue is recognized based on the release of risk.
Contracts measured under the GMM
Insurance revenue is recognized over the coverage terms of the underlying policies in accordance with the level of protection provided, which is represented by the total of the changes in the LRC for which consideration is expected, comprised of the following:
•
a release of the CSM, measured based on services provided as described below;

•
changes in the risk adjustment for non-financial risk relating to current services;

•
claims and other insurance service expenses incurred in the period, measured at the amounts expected at the beginning of the year;

•
insurance revenue would be reduced by systematic allocations to the loss component for changes in risk adjustment and incurred claims and other insurance service expenses;

•
amortization of insurance acquisition cash flows; and

•
other amounts, including premium experience adjustments related to current or past service.

The amount of the CSM that is recognized as insurance revenue in each period is determined by calculating the amount of insurance services provided in the current period compared to future periods over the expected coverage period. The expected coverage period reflects the coverage term and expectations of insured events occurring to the extent that they affect the expected coverage period.
Insurance service expense
Insurance service expenses arising from insurance contracts are recognized in the consolidated statement of earnings as they are incurred and include losses on claims, other insurance service expenses, amortization of

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance acquisition costs, losses and reversals of losses on onerous contracts, and impairment losses and reversals of those impairment losses on insurance acquisition cash flow assets.
Net reinsurance result
Net reinsurance result comprises the cost of reinsurance less recoveries of insurance service expenses from reinsurers. The cost of reinsurance is recognized in the consolidated statement of earnings as services are received from the reinsurer over the coverage period. Recoveries of insurance service expenses from reinsurers are recognized in the consolidated statement of earnings as claims and other insurance service expenses are recovered, including any changes in expectations for these amounts, and recoveries and reversals of recoveries of the loss-recovery component. The establishment of the loss-recovery component and subsequent increases or decreases in the loss-recovery component related to future service are presented in net reinsurance result.
Net finance income or expense from insurance contracts and reinsurance contract assets held
Net finance income or expense from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings are principally comprised of changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the ARC and LRC under the GMM and the AIC and LIC under all measurement models at current rates; discounting the ARC and LRC under the PAA where a significant financing component exists and accreting interest on the CSM at locked-in rates.
Insurance contract receivables and payables
Insurance contract receivables and payables primarily consist of amounts owing from and to agents, brokers, third party administrators and other intermediaries that are not directly attributable to a specific group of insurance or reinsurance contracts.
Foreign currency transactions in insurance contracts and reinsurance contract assets held
Foreign currency transactions within groups of insurance contracts and reinsurance contract assets held are accounted for using a multi-currency approach whereby each group’s underlying cash flows are accounted for in their transactional currencies and each group of contracts, including a group’s CSM, is considered a monetary item. As a result, the underlying currencies within a group are translated at the end of a reporting period into the company’s functional currency at period-end exchange rates. Foreign exchange gains and losses resulting from the settlement or from the translation at period-end exchange rates of the underlying currencies within a group of insurance contracts or reinsurance contract assets held are recognized in the consolidated statement of earnings in net gains (losses) on investments.
Income taxes
The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.
Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.
Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.
Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.
Investment property
Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in non-insurance revenue, and direct expenses in non-insurance expenses.
Non-insurance revenue
Non-insurance revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as non-insurance revenue receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.
Non-insurance expenses
Non-insurance expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.
Equity
Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.
Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.
Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.
Net earnings per share attributable to shareholders of Fairfax
Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.
Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

New accounting pronouncements adopted in 2023
IFRS 17 Insurance Contracts (“IFRS 17”)
IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts, was adopted by the company on January 1, 2023. The standard requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which include all future cash flows associated with insurance contracts, under one of three measurement models, of which the company principally uses two as discussed above. The company primarily underwrites commercial property, casualty, and specialty risks including treaty and facultative reinsurance. The company, through Eurolife, also writes life, disability, accident, health and critical illness insurance in addition to offering investment related products.
Impact of Transition
Under the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was an increase to common shareholders’ equity of  $150.2, which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022. Additionally, the prior year was restated as required, resulting in an increase to consolidated net earnings attributable to shareholders of Fairfax of  $2,227.0 for the year ended December 31, 2022 and a cumulative increase to common shareholders’ equity of  $2,439.6 at December 31, 2022. These adjustments are presented in the consolidated statements of changes in equity for the years ended December 31, 2023 and 2022 as applicable.
The majority of the company’s insurance contracts issued and reinsurance contract assets held are measured using the PAA. The measurement principles using the PAA which differ from those under IFRS 4 primarily include:
•
the discounting and the inclusion of a specific risk adjustment for non-financial risk for the provision for losses and loss adjustment expenses (previously included in insurance contract liabilities on the consolidated balance sheet), which are included within the LIC and AIC;

•
the measurement of unearned premiums (previously included in insurance contract liabilities on the consolidated balance sheet) and deferred premium acquisition costs which are now measured as the actual cash flows of premiums received less insurance acquisition cash flows paid and are included net within the LRC and ARC;

•
the netting of certain assumed ceding commission expenses with insurance revenue which were shown gross in the consolidated statement of earnings under IFRS 4;

•
the netting of certain reinsurance ceded commission revenue with the cost of reinsurance which were shown gross in the consolidated statement of earnings under IFRS 4; and

•
the inclusion of net insurance finance income or expense from insurance contracts issued and reinsurance contract assets held in the consolidated statement of earnings which represents the accretion of the effect of discounting and the changes in interest rates and other financial assumptions.

The cumulative increases to common shareholders’ equity were comprised as follows:
	December 31, 2022	January 1, 2022
Common shareholders’ equity as previously reported	15,340.7	15,049.6
IFRS 17 adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Other measurement adjustments	375.8	106.7
Deferred income taxes(1)	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders’ equity as restated	17,780.3	15,199.8

(1)
Principally reflects a net increase to deferred income tax liabilities due to the benefit of discounting provision for losses and loss adjustment expenses.

The full retrospective approach was principally applied to identify, recognize and measure insurance contracts and reinsurance contract assets held on transition to IFRS 17 where practicable. Where impracticable, the modified retrospective approach was applied.

Full retrospective approach (“FRA”) – Under the FRA, at January 1, 2022 the company identified, recognized and measured each group of insurance contracts and reinsurance contract assets held and any assets for acquisition costs, and derecognized previously reported balances that would not have existed had IFRS 17 always been applied. These included deferred premium acquisition costs for insurance contracts and certain insurance contract receivables and payables including loss reserves and unearned premiums which are included in the measurement of the insurance contracts and reinsurance contract assets held under IFRS 17.
The company considered the FRA impracticable where effects of the retrospective application were not determinable or where hindsight was required to make assumptions on management’s intent in previous periods including estimating the amounts recognized, measured or disclosed in those periods. Considerations for impracticability included data limitations related to system changes and conversions, data retention, and data quality.
The company determined that reasonable and supportable information was available for the majority of insurance contracts and reinsurance contract assets held, particularly those that are measured under the PAA. Where the FRA was determined to be impracticable, the modified retrospective approach was used and primarily related to certain long-duration contracts and acquired insurance contracts where the measurement models were those other than the PAA.
Irrespective of the transition approach applied, the consequential amendments to IFRS 3 Business Combinations introduced by IFRS 17 required that contracts acquired be classified as insurance contracts based on the contractual terms and other factors at the date of acquisition. This requirement was not applied to business combinations before January 1, 2023, for which contracts acquired were classified as insurance contracts based on the conditions at contract inception.
Consolidated statements of cash flows – The application of IFRS 17 did not affect the company’s total cash flows from each of operating, investing, or financing activities.
Other accounting pronouncements adopted in 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendments to IAS 12 Income Taxes clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and upon adoption require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. Adoption of the amendments on January 1, 2023 in accordance with the applicable transition provisions did not have a significant impact on the company’s consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
The amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements help entities decide which accounting policies to disclose in their financial statements. The adoption of these amendments on January 1, 2023 is reflected in the company’s accounting policy disclosures in these consolidated financial statements.
Definition of Accounting Estimates (Amendments to IAS 8)
The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors help entities distinguish between accounting policies and accounting estimates. Prospective adoption of these amendments on January 1, 2023 did not have a significant impact on the company’s consolidated financial statements.
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD). The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction-by-jurisdiction basis. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The holding company is resident in Canada. In August 2023, Canada released draft legislation in respect of certain aspects of Pillar Two for public consultation. Although it is intended for Canada’s principal Pillar Two rules to take effect on January 1, 2024, Canada has not yet enacted or substantively enacted Pillar Two legislation.
Certain other jurisdictions in which the company operates, including the U.K., have enacted or substantively enacted Pillar Two legislation, certain aspects of which will generally be effective for the company for taxation years beginning on January 1, 2024. The company is in the process of assessing its potential exposure to Pillar Two in these jurisdictions. Based on the company’s preliminary assessment, having regard to the company’s 2023 financial information, the company does not expect that Pillar Two taxes in 2024 in these jurisdictions will have a material impact on the company’s consolidated financial statements.
A number of jurisdictions are implementing, or considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the global Pillar Two tax initiative. In December 2023, Bermuda introduced a domestic corporate income tax of 15%, effective January 1, 2025. This is generally expected to result in an increase in the company’s liability for taxes in Bermuda and to reduce any Pillar Two top-up taxes payable by the company in respect of Bermuda.
New accounting pronouncements issued but not yet effective
The following new amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2023. The company does not expect to adopt them in advance of their effective dates.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments were to be applied retrospectively to annual periods beginning on or after January 1, 2023, however on October 31, 2022 the IASB deferred the effective date by one year to January 1, 2024. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.
Non-current Liabilities with Covenants (Amendments to IAS 1)
On October 31, 2022 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments also require an entity to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied retrospectively on or after January 1, 2024 with early application permitted. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
On September 22, 2022 the IASB issued amendments to IFRS 16 Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments are applied retrospectively on or after January 1, 2024, with early application permitted, to sale and leaseback transactions entered into after the date of initial application, and are not expected to have a significant impact on the company’s consolidated financial statements.
Lack of Exchangeability (Amendments to IAS 21)
On August 15, 2023 the IASB issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the effects, risks, estimated rates and techniques used when a currency is not exchangeable. The amendments apply for annual reporting periods beginning on or after January 1, 2025 with early application permitted. When applying the amendments, an entity is not permitted to restate comparative information and instead required to translate the affected amounts at estimated spot exchange rates at the date of initial application, with an adjustment to retained earnings (if between foreign and functional currency) or to the reserve for cumulative translation differences (if between functional and presentation currency). The amendments are not expected to have a significant impact on the company’s consolidated financial statements.
4.
Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: measurement of insurance contracts and reinsurance contract assets held in notes 8 and 9 respectively; determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.
Insurance contracts and reinsurance contract assets held
Fulfillment cash flows − Fulfillment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money for both financial and non-financial risk. These estimates reflect a range of possible scenarios and outcomes, where the cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value. The estimates of future cash flows reflect the company’s view of current conditions at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events that might affect those cash flows.
The model to value the fulfillment cash flows may also include certain qualitative adjustments using professional judgment in circumstances where, in the company’s view, the existing inputs, assumptions, or modelling techniques do not capture all relevant risk factors. Where, through model development, the company identifies that the existing models do not capture all relevant risk factors or have other input or data limitations, post-model adjustments are used to address temporary shortcomings. Such adjustments may require significant judgment and may affect the amounts recognized.
The most significant judgments within the estimates of fulfillment cash flows are for property and casualty insurance provision for losses and loss adjustment expenses, which include estimates of future cash flows from losses on claims which have not yet been paid and that are included within the LIC. The judgments used to determine the future cash flows from losses on claims include the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors, including inflation. These balances are estimated using generally accepted actuarial standards, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as at each balance sheet date. The assumptions underlying the estimation of provision for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provision for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance contracts” and “Reinsurance contract assets held” sections of note 3 of these consolidated financial statements, and in the “Underwriting Risk” section of note 22 and in note 8 for the historic development of the company’s insurance contract liabilities (adjustments to LIC).
Discount rates − Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company’s insurance revenue is principally based.
	December 31, 2023				December 31, 2022				January 1, 2022
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
USD	5.00%	4.57%	4.70%	4.81%	5.57%	4.90%	5.16%	4.99%	0.49%	1.77%	2.28%	2.28%
CAD	5.28%	4.51%	4.37%	4.41%	5.37%	4.04%	3.94%	3.77%	0.76%	1.60%	2.19%	2.26%
EUR	3.38%	2.64%	2.86%	3.08%	3.48%	3.35%	3.13%	2.99%	0.03%	0.12%	0.57%	0.60%
GBP	4.95%	3.93%	4.26%	4.60%	5.37%	4.80%	4.18%	3.82%	0.84%	1.47%	1.41%	1.21%
Risk adjustment for non-financial risk – The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company’s insurance contracts issued and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across its insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The insurance and reinsurance subsidiaries generally use stochastic

FAIRFAX FINANCIAL HOLDINGS LIMITED

bootstrapping for claims loss reserves and combines the resulting loss distributions with distributions for premiums, expenses, catastrophe losses and other risks provided using an appropriate dependency structure such as correlation matrices and copula. When determining their risk adjustments two quantile techniques are primarily used: value-at-risk and conditional tail expectation. The company then consolidates using stochastic methods, applying expected correlation structures between subsidiaries to produce a consolidated distribution. The aggregate risk adjustment is compared to the consolidated distribution to determine the confidence interval using a value-at-risk quantile technique. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2023 of 83.8% (December 31, 2022 – 84.0%; and January 1, 2022 – 84.4%).
Contract boundaries − The assessment of the contract boundary, which defines which cash flows are included in the measurement of a contract, requires judgment and consideration of the company’s substantive rights and obligations under the contract. In specific circumstances such as open-ended reinsurance covers, judgment is required in identifying how particular clauses shorten or lengthen the contract boundary. Further, significant judgment is required in determining expense allocations to groups of contracts. Generally the company allocates acquisition costs based on total premiums, claims handling costs based on the number of claims, and maintenance and administration costs based on the number of in-force contracts. Other costs are recognized in the consolidated statement of earnings as they are incurred.
Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy
Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities and private company preferred shares the company uses industry accepted discounted cash flow models to respectively, value the instruments directly, and to corroborate fair values implied by limited market activity. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable, and the effects of economic uncertainty caused by increased inflationary pressures that have resulted in central banks across the world simultaneously raising interest rates to address inflation. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.
Impairment assessments of goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates, working capital requirements and the effects of increased inflationary pressures and interest rates, and also (i) for goodwill, net insurance revenue, investment returns, regulatory capital ratios, other revenues and expenses, and (ii) for indefinite-lived intangible assets, net insurance revenue, other revenues and royalty rates. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.
Determination of significant influence, joint control and control
The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 21 and subsidiaries are presented in note 27. The company exercised judgment in determining it continued to exercise significant influence over Bangalore Airport and Poseidon (formerly Atlas) during 2023, pursuant to the transactions described in note 6, and also in determining it had obtained significant influence over Stelco during 2022.

5.
Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.
	December 31, 2023	December 31, 2022
		Restated
Holding company
Cash and cash equivalents	406.8	552.1
Short term investments	192.9	126.6
Bonds	344.3	243.2
Preferred stocks	12.2	11.1
Common stocks(1)	103.5	75.4
Derivatives (note 7)	524.2	232.8
	1,583.9	1,241.2
Assets pledged for derivative obligations:
Cash equivalents	2.5	40.6
Short term investments	127.8	64.0
Bonds	67.4	−
	197.7	104.6
Holding company cash and investments as presented on the consolidated balance sheet	1,781.6	1,345.8
Derivative obligations (note 7)	(32.5)	(19.4)
	1,749.1	1,326.4
Portfolio investments
Cash and cash equivalents(2)(4)	5,157.2	6,203.3
Short term investments(4)	2,008.4	3,164.9
Bonds(4)	36,850.8	28,578.5
Preferred stocks	2,447.4	2,338.0
Common stocks(1)(4)	6,903.4	5,124.3
Investments in associates (note 6)(4)	6,607.6	6,093.1
Derivatives (note 7)	448.3	235.0
Other invested assets(3)(4)	577.0	593.5
	61,000.1	52,330.6
Assets pledged for derivative obligations:
Bonds	139.3	51.3
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	197.2	184.8
Short term investments	−	49.7
Bonds	39.2	128.2
Common stocks	616.6	237.5
Investments in associates (note 6)	1,429.7	1,342.6
	2,282.7	1,942.8
Portfolio investments as presented on the consolidated balance sheet	63,422.1	54,324.7
Derivative obligations (note 7)	(412.4)	(171.6)
	63,009.7	54,153.1
Total cash and investments, net of derivative obligations	64,758.8	55,479.5

(1)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2023 of  $2,171.8 (December 31, 2022 – $1,982.5).

(2)
Includes aggregate restricted cash and cash equivalents at December 31, 2023 of  $642.3 (December 31, 2022 – $861.2). See note 25.

(3)
Comprised primarily of investment property.

(4)
Included in the table above are the following portfolio investments held by Gulf Insurance to support its insurance operations. Gulf Insurance was consolidated on December 26, 2023 as described in note 21.

	December 31, 2023	December 31, 2022
Gulf Insurance portfolio investments
Cash and cash equivalents	459.9	−
Short term investments	376.0	−
Bonds	1,136.3	−
Common stocks	216.2	−
Investments in associates (note 6)	151.8	−
Other invested assets	32.4	−
	2,372.6	−

FAIRFAX FINANCIAL HOLDINGS LIMITED

Restricted cash and cash equivalents at December 31, 2023 of  $642.3 (December 31, 2022 – $861.2) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Refer to note 25 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.
The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.
	December 31, 2023	December 31, 2022
Regulatory deposits	6,701.0	5,724.2
Security for reinsurance and other	1,854.9	1,611.0
	8,555.9	7,335.2
Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2023 bonds containing call, put and both call and put features represented $8,766.5, $85.5 and $464.5 respectively (December 31, 2022 – $5,933.7, $30.9 and $427.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7) that economically hedge the company’s exposure to interest rate risk, and interest rate swaps with a notional amount at December 31, 2023 of  $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023 as described in note 7.
	December 31, 2023		December 31, 2022
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	7,780.5	7,545.6	8,506.5	8,192.5
Due after 1 year through 3 years(2)	9,352.1	9,420.5	16,077.6	15,686.2
Due after 3 years through 5 years	5,738.7	5,861.1	4,205.8	4,116.6
Due after 5 years through 10 years(3)	13,645.1	14,047.3	318.8	291.1
Due after 10 years	577.9	566.5	859.9	714.8
	37,094.3	37,441.0	29,968.6	29,001.2
Effective interest rate(4)		5.3%		3.6%

(1)
Includes bonds held by the holding company and Fairfax India.

(2)
Includes the company’s investments in first mortgage loans at December 31, 2023 of  $4,685.4 (December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Includes U.S. treasury bonds at December 31, 2023 of  $11,868.0 with maturities between 5 to 7 years.

(4)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the fixed income investment to its gross carrying amount at initial recognition. The effective interest rate does not reflect changes in market interest rates that affect the fair value of the fixed income investment over time.

The decrease in the company’s holdings of bonds due in 1 year or less and after 1 year through 3 years was primarily due to net sales of certain short-dated U.S. treasury bonds of  $9,013.4 and net sales of corporate and other bonds of  $1,339.8 where re-investments of net proceeds from sales and maturities were principally used to purchase U.S. treasury bonds with maturities between 5 to 10 years (including net purchases of U.S. treasury bonds of  $11,479.2 with maturities between 5 to 7 years), partially offset by net purchases of short-dated first mortgage loans of  $2,261.5 and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of  $400.9.
The increase in the company’s holdings of bonds due after 3 years through 5 years was primarily due to net purchases of corporate and other bonds of  $1,415.8 and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of  $452.8.
The increase in the company’s holdings of bonds due after 5 years through 10 years was primarily due to deployment of cash and re-investments of net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasury bonds into U.S. treasury bonds with maturities between 5 to 10 years of  $11,670.1 (including the net purchases of U.S. treasury bonds of  $11,479.2 with maturities between 5 to 7 years), net purchases of certain corporate and other bonds and other government bonds of  $741.9 and $410.4, and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of  $282.6. Refer to note 21 for details of the consolidation of Gulf Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:
	December 31, 2023				December 31, 2022
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	5,763.7	−	−	5,763.7	6,980.8	−	−	6,980.8
Short term investments:
Canadian government and provincials	553.3	−	−	553.3	129.9	−	−	129.9
U.S. treasury	794.1	−	−	794.1	1,574.5	−	−	1,574.5
Other government	31.3	339.0	−	370.3	164.3	1,238.5	−	1,402.8
Corporate and other	−	611.4	−	611.4	−	298.0	−	298.0
	1,378.7	950.4	−	2,329.1	1,868.7	1,536.5	−	3,405.2
Bonds:
Canadian government and provincials	−	2,715.1	−	2,715.1	−	2,207.6	−	2,207.6
U.S. treasury	−	16,273.5	−	16,273.5	−	14,378.8	−	14,378.8
U.S. states and municipalities	−	184.5	−	184.5	−	262.7	−	262.7
Other government	−	4,903.0	39.3	4,942.3	−	2,700.2	−	2,700.2
Corporate and other(2)	−	7,567.9	5,757.7	13,325.6	−	5,986.6	3,465.3	9,451.9
	−	31,644.0	5,797.0	37,441.0	−	25,535.9	3,465.3	29,001.2
Preferred stocks:
Canadian	15.5	3.5	8.8	27.8	10.4	9.2	13.2	32.8
U.S.	−	−	343.3	343.3	−	−	233.6	233.6
Other(3)	12.0	286.6	1,789.9	2,088.5	13.2	269.2	1,800.3	2,082.7
	27.5	290.1	2,142.0	2,459.6	23.6	278.4	2,047.1	2,349.1
Common stocks:
Canadian	838.3	216.0	288.2	1,342.5	624.3	192.3	427.8	1,244.4
U.S.	988.0	27.4	1,258.7	2,274.1	691.0	26.1	1,087.2	1,804.3
Other	2,023.4	501.9	1,481.6	4,006.9	1,097.8	254.1	1,036.6	2,388.5
	3,849.7	745.3	3,028.5	7,623.5	2,413.1	472.5	2,551.6	5,437.2
Derivatives and other invested assets	−	869.5	680.0	1,549.5	−	341.8	719.5	1,061.3
Derivative obligations (note 7)	−	(257.4)	(187.5)	(444.9)	−	(151.8)	(39.2)	(191.0)
Holding company cash and investments and portfolio investments measured at fair value	11,019.6	34,241.9	11,460.0	56,721.5	11,286.2	28,013.3	8,744.3	48,043.8
	19.4%	60.4%	20.2%	100.0%	23.5%	58.3%	18.2%	100.0%
Investments in associates (note 6)(4)	3,592.3	83.2	6,532.3	10,207.8	4,693.8	95.3	4,463.2	9,252.3

(1)
Includes restricted cash and cash equivalents of  $642.3 at December 31, 2023 (December 31, 2022 – $861.2). See note 25.

(2)
Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2023 of  $4,685.4 (December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.

(3)
Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”). The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of Resolute Forest Products which was held for sale at December 31, 2022 and subsequently sold on March 1, 2023 as described in note 6.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2023 and 2022 there were no significant transfers of financial instruments between Level 1 and Level 2. During 2023 the company’s holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 due to the privatization transaction as described in note 6. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.
	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance – January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	63.7	(2.4)	(69.7)	(7.6)	12.3	(135.4)	(139.1)
Purchases(2)(3)	3,451.7	134.5	384.2	−	289.7	137.7	4,397.8
Acquisitions of insurance subsidiaries (note 21)	109.6	−	−	0.9	34.9	32.7	178.1
Sales and distributions(2)	(1,262.5)	(2.9)	(146.1)	(19.7)	(10.2)	(214.2)	(1,655.6)
Transfer out of category	−	(36.7)	−	−	(3.0)	−	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	12.5	2.4	5.6	1.7	3.9	(8.6)	17.5
Deconsolidation of non-insurance subsidiary	(43.3)	−	−	−	−	−	(43.3)
Balance – December 31	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
	2022
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance – January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(378.8)	(247.4)	143.0	(1.4)	61.9	(95.8)	(518.5)
Purchases(2)	1,456.0	286.4	113.1	−	102.7	67.4	2,025.6
Sales and distributions(2)	(382.4)	(88.1)	(207.0)	(4.2)	(14.3)	(303.8)	(999.8)
Transfer out of category	−	−	−	−	(2.7)	−	(2.7)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(25.3)	(5.6)	(14.0)	(4.6)	(24.7)	(29.3)	(103.5)
Balance – December 31	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
Private placement debt securities include net purchases of first mortgage loans of  $2,261.5 (2022 – $870.2).

(3)
Private placement debt securities include the Amynta Group promissory note as described in note 21.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2023:
Asset class	Carrying value	Valuation technique	Significant unobservable input	Input range used		Effect on fair value if input value is increased(a)
				Low	High
Bonds(b):
Private placement debt securities(1)	903.6	Discounted cash flow	Credit spread	1.8%	9.9%	Decrease
Mortgage loans(2)	4,685.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.9%	10.5%	Decrease
Other	208.0	Various	Various	N/A	N/A	N/A
	5,797.0
Preferred stocks(c):
Private company preferred shares(3)	1,787.8	Discounted cash flow	Discount rate	12.0%	12.0%	Decrease
			Long term growth rate	6.3%	6.3%	Increase
Private placement preferred shares	290.2	Discounted cash flow	Credit spread	5.5%	6.1%	Decrease
Other	64.0	Various	Various	N/A	N/A	N/A
	2,142.0
Common stocks(d):
Limited partnerships and other(4)	1,998.2	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(4)	402.0	Net asset value	Net asset value	N/A	N/A	Increase
Other	628.3	Various	Various	N/A	N/A	N/A
	3,028.5
Derivatives and other invested assets(e):
Investment property(5)	302.7	Income capitalization	Terminal capitalization rate	6.3%	9.0%	Decrease
			Discount rate	8.0%	10.3%	Decrease
			Market rent growth rate	2.5%	3.0%	Increase
	83.0	Sales comparison	Price per acre (Cdn$thousands)	43.5	160.0	Increase
Other	106.8	Various	Various	N/A	N/A	N/A
	492.5
Total	11,460.0

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(c)
Included in holding company cash and investments or preferred stocks on the consolidated balance sheet.

(d)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(e)
Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations, on the consolidated balance sheet.

(1)
At December 31, 2023 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 10 investments, the largest being $148.9 (software and services) (December 31, 2022 – 10 investments, the largest being $285.0 (software and services)). By increasing (decreasing) the credit spreads applied at December 31, 2023 by 100 basis points, the fair value of this asset class would collectively decrease by $22.2 (increase by $21.4).

(2)
At December 31, 2023 these mortgage loans consisted of 102 investments, the largest being $235.0 (December 31, 2022 – 50 investments, the largest being $250.0). By increasing (decreasing) the credit spreads applied at December 31, 2023 by 200 basis points, the fair value of this asset class would collectively decrease by $112.5 (increase by $60.1).

(3)
These private company preferred shares relate to the company’s investment in Digit compulsory convertible preferred shares which were valued using an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. By increasing (decreasing) the discount rate applied at December 31, 2023 by 1.0%, the fair value of the preferred shares would decrease by $319.1 (increase by $457.5); by increasing (decreasing) the long term growth rate applied at December 31, 2023 by 0.5%, the fair value of the preferred shares would increase by $122.0 (decrease by $119.5). The company also holds a 49.0% equity accounted interest in Digit as described in note 6.

(4)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2023 limited partnerships and other consisted of 42 investments, the three largest being $315.0 (industrials), $242.5 (primarily industrials and consumer discretionary) and $235.3 (oil and gas extraction) (December 31, 2022 – 45 investments, the three largest being $374.8 (oil and gas extraction), $189.5 (industrials) and $176.1 (industrials)). By increasing (decreasing) net asset values at December 31, 2023 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $199.8.

(5)
These investment property were primarily valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates. Certain investment property were valued using an industry accepted direct sales comparison approach that incorporated recent non-public sale prices per acre for comparable properties in similar locations.

Investment Income
An analysis of investment income for the years ended December 31 follows:
Interest and dividends and share of profit of associates
	2023	2022
		Restated
Interest income:
Cash and short term investments	279.4	101.5
Bonds	1,624.9	753.1
Derivatives and other invested assets	(63.2)	18.9
	1,841.1	873.5
Dividends:
Preferred stocks	44.7	39.7
Common stocks	89.1	100.7
	133.8	140.4
Investment expenses	(78.7)	(52.1)
Interest and dividends	1,896.2	961.8
Share of profit of associates (note 6)	1,022.2	1,022.4
Net gains (losses) on investments
	2023			2022
			Restated
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	43.9	420.5	464.4	364.5	(607.2)	(242.7)
Bonds and preferred stocks – convertible	(0.2)	77.3	77.1	11.6	(253.0)	(241.4)
Other equity derivatives(2)(3)(4)	144.0	213.2	357.2	331.7	(140.9)	190.8
Disposition of non-insurance associates(5)	322.0	−	322.0	45.1	−	45.1
Other	(3.1)	−	(3.1)	4.4	−	4.4
Long equity exposures and financial effects	506.6	711.0	1,217.6	757.3	(1,001.1)	(243.8)
Bonds	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)
U.S. treasury bond forward contracts	172.3	(12.5)	159.8	163.0	(0.6)	162.4
Total bonds	(415.3)	1,129.4	714.1	(20.6)	(1,065.5)	(1,086.1)
Foreign currency(6)	(222.5)	103.7	(118.8)	266.5	(410.1)	(143.6)
Other	1.6	135.0	136.6	(85.4)	(14.3)	(99.7)
Net gains (losses) on investments	(129.6)	2,079.1	1,949.5	917.8	(2,491.0)	(1,573.2)

(1)
On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of  $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings, as described in note 6.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados as described in note 7. Net change in unrealized gains (losses) in 2023 included $320.6 in unrealized gains (2022 – $100.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of  $516.9 at December 31, 2023 (December 31, 2022 – $196.3) recorded in holding company cash and investments, as described in note 7.

(3)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2023 included $304.2 in realized gains (2022 – $154.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.

(4)
On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its Atlas equity warrants with a strike price of $8.05 per share for aggregate cash consideration of  $201.3 and recognized a net loss on investment of  $37.2 (realized gains of  $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants as described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(5)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings, as described in note 6.

(6)
Foreign currency net losses were primarily related to underwriting activities during 2023, partially offset by foreign currency net gains on investing activities. Foreign currency net gains on investment activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.

6.
Investments in Associates

The company’s investments in associates and joint ventures were comprised as follows:
	December 31, 2023					Year ended December 31, 2023
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	477.2	146.6	−	146.6	43.2
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)(1)	−	−	−	−	−	42.6
Other	−	234.0	222.1	−	222.1	(5.1)
		711.2	368.7	−	368.7	80.7
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)(9)	64.0%	1,600.0	−	783.0	783.0	16.0
CSB Bank Limited (“CSB Bank”)	49.7%	409.3	−	223.0	223.0	35.4
Quess Corp Limited (“Quess”)(2)	34.7%	323.6	433.0(d)	−	433.0	(47.0)
Sanmar Chemicals Group (“Sanmar”)	42.9%	302.9	−	156.1	156.1	0.6
IIFL Securities Limited (“IIFL Securities”)	30.9%	165.7	13.6	103.8	117.4	12.4
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	142.8	−	133.6	133.6	42.6
IIFL Finance Limited (“IIFL Finance”)(10)	−	−	−	−	−	45.1
Other	−	69.6	10.8	30.2	41.0	1.8
		3,013.9	457.4	1,429.7	1,887.1	106.9
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	−	104.0	104.0(d)	−	104.0	6.4
Other	−	73.3	73.3	−	73.3	(13.8)
		177.3	177.3	−	177.3	(7.4)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)(3)	34.1%	2,251.6	2,099.5	−	2,099.5	437.7
Poseidon Corp. (“Poseidon”, formerly Atlas)(4)	43.4%	2,046.3	1,706.4	−	1,706.4	149.6
Stelco Holdings Inc. (“Stelco”)	23.6%	491.6	291.6	−	291.6	23.7
EXCO Resources Inc. (“EXCO”)	48.3%	435.2	417.6	−	417.6	129.1
Peak Achievement Athletics (“Peak Achievement”)	42.6%	226.1	129.4(d)	−	129.4	23.3
Helios Fairfax Partners Corporation (“HFP”)	36.3%	91.5	197.6	−	197.6	9.2
Partnerships, trusts and other(5)	−	763.1	762.1	−	762.1	69.4
		6,305.4	5,604.2	−	5,604.2	842.0
		9,496.6	6,238.9	1,429.7	7,668.6	941.5
Investments in associates		10,207.8	6,607.6	1,429.7	8,037.3	1,022.2
As presented on the consolidated balance sheet:
Investments in associates		7,553.2			6,607.6
Fairfax India investments in associates		2,654.6			1,429.7
		10,207.8			8,037.3

	December 31, 2022					Year ended December 31, 2022
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures	Fairfax India associates(c)	Total	Share of profit (loss)
			Restated		Restated	Restated
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	479.3	104.4	−	104.4	(11.0)
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)	43.7%	415.8	405.2	−	405.2	60.7
Other	−	173.9	139.5	−	139.5	(11.6)
		1,069.0	649.1	−	649.1	38.1
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)	54.0%	1,233.7	−	521.1	521.1	(5.7)
CSB Bank Limited (“CSB Bank”)	49.7%	223.3	−	194.5	194.5	40.8
Quess Corp Limited (“Quess”)	30.9%	228.3	459.6(d)	−	459.6	6.8
IIFL Finance Limited (“IIFL Finance”)	22.3%	493.3	−	242.8	242.8	36.5
Sanmar Chemicals Group (“Sanmar”)	42.9%	337.8	−	159.8	159.8	36.4
IIFL Securities Limited (“IIFL Securities”)	37.1%	87.9	35.3	97.9	133.2	14.6
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	96.9	−	97.9	97.9	9.8
Other	−	38.0	10.8	28.6	39.4	3.3
		2,739.2	505.7	1,342.6	1,848.3	142.5
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	−	101.1	101.1(d)	−	101.1	16.5
Other(6)	−	61.3	63.3	−	63.3	2.8
		162.4	164.4	−	164.4	19.3
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	32.2%	1,344.5	1,507.6	−	1,507.6	263.0
Poseidon Corp. (“Poseidon”, formerly Atlas)(7)	43.2%	1,864.7	1,506.3	−	1,506.3	258.2
Resolute Forest Products Inc. (“Resolute”)(5)	32.2%	508.5	508.5	−	508.5	159.0
Stelco Holdings Inc. (“Stelco”)(8)	23.6%	423.3	304.8	−	304.8	−
EXCO Resources Inc. (“EXCO”)	44.4%	544.8	288.4	−	288.4	81.9
Peak Achievement Athletics (“Peak Achievement”)	42.6%	195.3	124.4(d)	−	124.4	7.7
Helios Fairfax Partners Corporation (“HFP”)	34.4%	104.1	183.2	−	183.2	(23.9)
Partnerships, trusts and other		296.5	350.7	−	350.7	76.6
		5,281.7	4,773.9	−	4,773.9	822.5
		8,183.3	5,444.0	1,342.6	6,786.6	984.3
Investments in associates		9,252.3	6,093.1	1,342.6	7,435.7	1,022.4
As presented on the consolidated balance sheet:
Investments in associates		6,772.9			6,093.1
Fairfax India investments in associates		2,479.4			1,342.6
		9,252.3			7,435.7

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India’s associates are domiciled in India.

(d)
These investments are joint ventures.

Insurance and reinsurance associates and joint ventures
(1)
On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance as described in note 21.

Non-insurance associates and joint ventures
(2)
Share of loss of Quess of  $47.0 (2022 – share of profit of  $6.8) included a non-cash impairment charge of $52.8 (2022 – nil). Subsequent to December 31, 2023 Quess announced a plan to demerge into three separate entities. Shareholders will receive one share of each new entity for each share held of Quess. Completion of the demerger is expected to be in 2025, subject to regulatory approvals.

(3)
On December 11, 2023 the company increased its interest in Eurobank to 34.1% for cash consideration of $82.0 through the purchase of Eurobank common shares held through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)
On March 28, 2023 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the “Consortium”) acquired all of the outstanding common shares of Atlas, other than those shares owned by the Consortium and by Prem Watsa, Fairfax’s CEO, at a cash purchase price of  $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company transferred its shares in Atlas, inclusive of the company’s interest through its holdings in Atlas equity warrants that were exercised on January 12, 2023 for cash consideration of  $78.7, into an entity formed by the Consortium that was subsequently renamed Poseidon Corp. The company did not purchase any additional interest not already owned by the Consortium upon closing of the transaction. The other members of the Consortium fully funded the cash component of the transaction, and the company continued its ownership in Atlas as part of the Consortium. The company continues to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon.

Subsequent to the closing of the transaction, during the second quarter of 2023 Mr. Watsa, to avoid potential future conflicts of interest, sold all of his 678,021 shares of Poseidon to Fairfax. Mr. Watsa owned 678,021 shares of Atlas representing less than 0.3% ownership as an investment that were replaced with shares of Poseidon on a one-for-one basis as a result of the tender offer as part of the consortium described above. Mr. Watsa sold the Poseidon shares to Fairfax at $15.50 per share, the same price he could have obtained under the tender offer and the price at which Fairfax’s shares of Atlas were valued by the consortium which made the tender offer.
(5)
On March 1, 2023 Domtar Corporation acquired all outstanding common shares of Resolute, which was held for sale as at December 31, 2022, for a combination of cash consideration of  $20.50 and a Contingent Value Right (“CVR”) per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds and was valued at $1.42 per share based on the market price of Resolute immediately prior to close of the transaction. The company received total consideration of  $665.6, inclusive of cash consideration and the fair value of the CVR at close of the transaction, in exchange for its Resolute common shares, which included shares with a fair value of  $120.7 purchased on January 26, 2023 through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7), and recorded a realized gain of  $44.2 in the consolidated statement of earnings.

(6)
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% and commenced consolidating Grivalia Hospitality as described in note 21.

(7)
On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of  $8.05 per share for aggregate cash consideration of  $201.3. On derecognition of the equity warrants, the company recorded a net loss on investment of  $37.2 (realized gains of  $58.6, of which $95.8 was recorded as unrealized gains in prior years) and recorded the fair value of these shares of $335.3 as an addition to its equity accounted investment in Atlas.

On October 4, 2022 the company increased its interest in Atlas to 43.2% through the purchase of Atlas common shares held through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7) for cash consideration of  $84.8.
(8)
On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco which had a fair value of  $352.2 (Cdn$461.3) on that date. Stelco is a publicly listed independent steelmaker that produces flat-rolled, coated, and cold-rolled steel products for the construction, automotive, and energy industries in North America.

Fairfax India
(9)
On May 9, 2023 Fairfax India entered into an agreement to acquire an additional 3.0% equity interest in Bangalore Airport from Siemens Project Ventures GmbH (“Siemens”). The transaction closed on June 21, 2023 whereby Fairfax India paid cash consideration of  $75.0 to increase its equity interest to 57.0%. On December 12, 2023 Fairfax India acquired an additional 7.0% equity interest in Bangalore Airport from Siemens for additional cash consideration of  $175.0, which further increased its equity interest in Bangalore Airport to 64.0%. At December 31, 2023 the company continued to apply the equity method of accounting due to extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.

(10)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL, and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings.

Annual changes in carrying value
Changes in the carrying value of investments in associates for the years ended December 31 were as follows:
	2023
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	5,312.2	780.9	1,342.6	7,435.7
Share of pre-tax comprehensive income (loss):
Share of profit	936.0	12.9	151.1	1,100.0
Impairments(1)	(19.8)	(58.0)	–	(77.8)
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	39.2	1.1	(3.4)	36.9
Share of gains (losses) on defined benefit plans	0.9	(0.8)	(5.7)	(5.6)
	956.3	(44.8)	142.0	1,053.5
Dividends and distributions received	(208.7)	(24.8)	(13.2)	(246.7)
Purchases and acquisitions(2)	884.8	42.5	250.0	1,177.3
Divestitures and other net changes in capitalization(3)	(709.9)	(14.6)	(89.7)	(814.2)
Reclassifications(4)	(379.3)	–	(193.0)	(572.3)
Foreign exchange effect and other	10.4	2.6	(9.0)	4.0
Balance – December 31	5,865.8	741.8	1,429.7	8,037.3
	2022
	Restated
	Associates	Joint ventures	Fairfax India associates	Total
Balance – January 1	3,852.8	896.4	1,348.9	6,098.1
Share of pre-tax comprehensive income (loss):
Share of profit	864.3	26.1	132.0	1,022.4
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(111.5)	(53.0)	14.4	(150.1)
Share of gains (losses) on defined benefit plans	74.4	0.6	(5.4)	69.6
	827.2	(26.3)	141.0	941.9
Dividends and distributions received	(142.2)	(33.7)	(7.0)	(182.9)
Purchases and acquisitions	429.1	88.6	10.1	527.8
Divestitures and other net changes in capitalization	9.9	(11.9)	34.4	32.4
Reclassifications(4)	352.2	(114.3)	(40.4)	197.5
Foreign exchange effect and other	(16.8)	(17.9)	(144.4)	(179.1)
Balance – December 31	5,312.2	780.9	1,342.6	7,435.7

(1)
Impairments recorded on associates and joint ventures are included in share of profit of associates in the consolidated statement of earnings. Impairments of  $77.8 recorded during 2023 included non-cash impairment charges principally related to Quess.

(2)
Includes the consolidation of Gulf Insurance’s equity accounted investments with a fair value of  $151.8.

(3)
Primarily reflects the sale of Resolute in 2023.

(4)
Primarily reflects the consolidation of Gulf Insurance (see note 21) and the reclassification of IIFL Finance to common stock at FVTPL in 2023, and the consolidation of Grivalia Hospitality (see note 21) and the commencement of the equity method of accounting for Stelco in 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

7.
Derivatives

The following table summarizes the company’s derivative financial instruments:
	December 31, 2023				December 31, 2022
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts(1)	4,101.7	149.1	595.7	32.5	1,946.5	68.0	258.1	19.4
RiverStone Barbados AVLNs	–	–	–	–	517.5	–	30.7	–
Foreign currency derivative contracts(2)	–	–	65.0	158.8	–	–	49.0	106.8
Other derivative contracts	–	254.2	311.8	253.6	–	289.8	130.0	64.8
Total			972.5	444.9			467.8	191.0

(1)
Includes the company’s investment in Atlas warrants with a fair value at December 31, 2022 of  $13.5, which were exercised on January 12, 2023 as described in note 6.

(2)
Includes AGT’s foreign currency forward and swap liabilities with a fair value at December 31, 2023 of  $60.8 (December 31, 2022 – $56.2).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity derivative contracts
Long equity total return swaps
During 2023 the company entered into $200.2 notional amount of long equity total return swaps for investment purposes. At December 31, 2023 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of  $1,112.8 (December 31, 2022 – $1,012.6). These derivative contracts included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share at December 31, 2023 and 2022, where the counterparties are Canadian banks. During 2023 the long equity total return swaps on Fairfax subordinate voting shares produced net gains of  $624.8 (2022 – $255.4). Long equity total return swaps provide a return which is directly correlated to changes in the fair values of the underlying individual equities.
RiverStone Barbados Asset Value Loan Notes
Pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, had guaranteed the then value of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023. During 2023 all securities that were required to be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023 pursuant to the terms of the amended agreement were purchased or sold. The inception-to-date net gain on closure of the AVLNs was $65.8, comprised of net realized gains on investments of  $95.6 recognized in the consolidated statement of earnings, partially offset by charges to retained earnings of  $29.8, recognized in net changes in capitalization in the consolidated statement of changes in equity, related to purchases of shares of the company’s subsidiaries.
Foreign currency derivative contracts
Foreign currency forward contracts
Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Other derivative contracts
U.S. treasury bond forward contracts
During 2023 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount of $8,000.0 where the contracts held provided an investment opportunity to buy U.S. treasury bonds as other fixed income investments matured. At December 31, 2023 all contracts were closed primarily through the physical delivery of the underlying U.S. treasury bonds with a principal value of  $6,890.0 and maturities throughout 2030.

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7). These contracts have an average term to maturity of less than six months, and may be renewed at market rates.
During 2023 the company recorded net gains on investments of  $159.8 (2022 – $162.4) on its U.S. treasury bond forward contracts.
Interest rate swap contracts
During 2023 the company entered into interest rate swap contracts with a notional amount at December 31, 2023 of  $1,900.0 (December 31, 2022 – nil) and an average term to maturity of two years. The contracts provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans of  $2,261.5 completed during 2023.
Counterparty collateral
Collateral deposits on derivative contracts for the benefit of the company
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2023 consisted of cash of  $42.2 and government securities of  $492.3 (December 31, 2022 – $9.5 and $274.9). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2023. The company’s exposure to counterparty risk and the management thereof are discussed in note 22.
Collateral deposits on derivative contracts for the benefit of the derivative counterparties
At December 31, 2023 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $337.0 (December 31, 2022 – $155.9), comprised of collateral of  $270.3 (December 31, 2022 – $124.8) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of  $66.7 (December 31, 2022 – $31.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.
Hedge of net investment in Canadian subsidiaries
At December 31, 2023 the company had designated the carrying value of Cdn$2,788.6 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,061.1 (December 31, 2022 – principal amount of Cdn$2,800.0 with a fair value of  $1,926.8) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2023 the company recognized pre-tax losses of  $56.6 (2022 – pre-tax gains of  $149.5) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. Subsequent to December 31, 2023, on February 14, 2024 the company announced that it will use the remainder of the net proceeds from the December 2023 offering, described in note 15, to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025, which will result in a reduction of the hedge in the first quarter of 2024.
Hedge of net investment in European operations
At December 31, 2023 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $791.9 (December 31, 2022 – principal amount of €750.0 with a fair value of  $698.3) as a hedge of its net investment in European operations with a euro functional currency. During 2023 the company recognized pre-tax losses of  $27.8 (2022 – pre-tax gains of  $51.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

8.
Insurance Contract Liabilities

	December 31, 2023			December 31, 2022
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Insurance contracts issued	41,863.4	4,471.4	46,334.8	36,549.5	3,504.9	40,054.4
Assets for insurance acquisition cash flows	(160.0)	(3.4)	(163.4)	(147.8)	–	(147.8)
Insurance contract liabilities	41,703.4	4,468.0	46,171.4	36,401.7	3,504.9	39,906.6

(1)
Includes insurance contracts issued measured under the GMM within Global Insurers and Reinsurers of  $396.9 (2022 – nil), International Insurers and Reinsurers of  $356.3 (2022 – $375.6) and Life insurance and Run-off of  $3,718.2 (2022 – $3,129.3). Insurance contracts issued under the GMM include a LRC of  $3,122.6 (2022 – $2,515.9) and a LIC of  $1,348.8 (2022 – $989.0).

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
December 31	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
2022
January 1	923.1	7,926.2	8,849.3	738.9	22,751.9	23,490.8	430.0	2,645.5	3,075.5	35,415.6	52.4	35,468.0
December 31	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims
	Liability for remaining coverage(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	1,900.9	32,108.9	2,480.0	36,489.8
Changes in the consolidated statement of comprehensive income:
Insurance revenue	(26,095.0)	–	–	(26,095.0)
Incurred claims and other insurance service expenses(2)	(16.2)	16,480.6	971.2	17,435.6
Amortization of acquisition costs and other(3)	4,654.1	–	–	4,654.1
Prior year reserve development and release of risk adjustment on prior year claims(4)	–	(73.3)	(794.7)	(868.0)
Insurance service expenses	4,637.9	16,407.3	176.5	21,221.7
Insurance service result	(21,457.1)	16,407.3	176.5	(4,873.3)
Net finance expense from insurance contracts(5)	4.2	1,965.7	–	1,969.9
Foreign exchange effects and other	23.8	90.1	(28.1)	85.8
Total changes in the consolidated statement of comprehensive income	(21,429.1)	18,463.1	148.4	(2,817.6)
Cash flows:
Premiums received(6)	27,191.2	–	–	27,191.2
Claims and other insurance service expenses paid, including investment components(7)	–	(15,537.9)	–	(15,537.9)
Insurance acquisition cash flows(8)	(5,196.6)	–	–	(5,196.6)
Changes in funds withheld	142.3	(21.8)	–	120.5
	22,136.9	(15,559.7)	–	6,577.2
Investment components and other	(170.4)	147.1	–	(23.3)
Contracts recognized on acquisition of subsidiary(9)	1,172.5	371.2	22.9	1,566.6
Balance – December 31	3,610.8	35,530.6	2,651.3	41,792.7

(1)
Includes loss components of  $139.0 at January 1, 2023 and $64.7 at December 31, 2023.

(2)
Incurred claims and other insurance service expenses included within estimates of the present value of future cash flows comprised Global Insurers and Reinsurers ($9,596.8), North American Insurers ($5,104.1) and International Insurers and Reinsurers ($1,779.7) reporting segments. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($677.1), North American Insurers ($191.1) and International Insurers and Reinsurers ($103.0) reporting segments.

(3)
Amortization of acquisition costs and other comprised Global Insurers and Reinsurers ($2,298.1), North American Insurers ($1,790.7) and International Insurers and Reinsurers ($565.3) reporting segments.

(4)
Reflects the release of risk adjustment for non-financial risk as claims are paid, primarily at the Global Insurers and Reinsurers ($589.9) and the North American Insurers ($155.9) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the Global Insurers and Reinsurers reporting segment ($290.7), partially offset by adverse prior year reserve development at the International Insurers and Reinsurers ($167.2) and North American Insurers ($50.2) reporting segments.

(5)
Net finance expense from insurance contracts included within the estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,401.4), North American Insurers ($407.6) and International Insurers and Reinsurers ($156.7) reporting segments.

(6)
Premiums received from insurance contracts comprised Global Insurers and Reinsurers ($15,665.9), North American Insurers ($8,229.0) and International Insurers and Reinsurers ($3,296.3) reporting segments.

(7)
Claims and other insurance service expenses paid, including investment components comprised Global Insurers and Reinsurers ($9,275.5), North American Insurers ($4,650.1) and International Insurers and Reinsurers ($1,612.3) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(8)
Insurance acquisition cash flows paid comprised Global Insurers and Reinsurers ($2,524.1), North American Insurers ($1,942.8) and International Insurers and Reinsurers ($729.7) reporting segments.

(9)
Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium received. Consequently, acquired contracts in their settlement period are included within the LRC and their expected settlement period deemed as the coverage period.

Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims
	Liability for remaining coverage(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	2,092.0	30,896.3	2,427.3	35,415.6
Changes in the consolidated statement of comprehensive income:
Insurance revenue	(24,494.8)	–	–	(24,494.8)
Incurred claims and other insurance service expenses(2)	106.8	15,972.3	825.1	16,904.2
Amortization of acquisition costs and other(3)	4,156.5	–	–	4,156.5
Prior year reserve development and release of risk adjustment on prior year claims(4)	–	(171.2)	(698.9)	(870.1)
Insurance service expenses	4,263.3	15,801.1	126.2	20,190.6
Insurance service result	(20,231.5)	15,801.1	126.2	(4,304.2)
Net finance (income) expenses from insurance contracts(5)	3.9	(1,586.1)	–	(1,582.2)
Foreign exchange effects and other	9.5	(577.5)	(73.5)	(641.5)
Total changes in the consolidated statement of comprehensive income	(20,218.1)	13,637.5	52.7	(6,527.9)
Cash flows:
Premiums received(6)	24,710.1	–	–	24,710.1
Claims and other insurance service expenses paid, including investment components(7)	–	(12,593.2)	–	(12,593.2)
Insurance acquisition cash flows(8)	(4,408.3)	–	–	(4,408.3)
Changes in funds withheld	(145.9)	36.7	–	(109.2)
	20,155.9	(12,556.5)	–	7,599.4
Investment components and other	(128.9)	131.6	–	2.7
Balance – December 31	1,900.9	32,108.9	2,480.0	36,489.8

(1)
Includes loss components of  $190.9 at January 1, 2022 and $139.0 at December 31, 2022.

(2)
Incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($9,950.5), North American Insurers ($4,336.1) and International Insurers and Reinsurers ($1,685.7) reporting segments. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($597.9), North American Insurers ($152.8) and International Insurers and Reinsurers ($74.4) reporting segments.

(3)
Amortization of acquisition costs and other comprised Global Insurers and Reinsurers ($2,139.2), North American Insurers ($1,561.3) and International Insurers and Reinsurers ($456.0) reporting segments.

(4)
Reflects the release of risk adjustment for non-financial risk as claims are paid, primarily at the Global Insurers and Reinsurers ($508.5) and the North American Insurers ($133.5) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the International Insurers and Reinsurers reporting segment ($398.7), partially offset by adverse prior year reserve development at the North American Insurers ($133.2) and Global Insurers and Reinsurers ($94.3) reporting segments.

(5)
Net finance income from insurance contracts included within estimates of present value of future cash flows primarily comprised Global Insurers and Reinsurers ($1,171.0) and North American Insurers ($422.1) reporting segments.

(6)
Premiums received from insurance contracts comprised Global Insurers and Reinsurers ($14,602.3), North American Insurers ($7,442.7) and International Insurers and Reinsurers ($2,665.1) reporting segments.

(7)
Claims and other insurance service expenses paid, including investment components comprised Global Insurers and Reinsurers ($7,256.3), North American Insurers ($3,829.6) and International Insurers and Reinsurers ($1,507.3) reporting segments.

(8)
Insurance acquisition cash flows paid comprised Global Insurers and Reinsurers ($2,144.5), North American Insurers ($1,717.5) and International Insurers and Reinsurers ($546.3) reporting segments.

Development of insurance losses
The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development tables below present the estimates of undiscounted cumulative claims, excluding the risk adjustment, on both a gross and net of reinsurance basis for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments at the end of each calendar year, the cumulative payments made in respect of those claims in subsequent years and the re-estimated amount of each calendar year’s cumulative claims as at December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimates of undiscounted gross cumulative claims
	Calendar year
	2017	2018	2019	2020	2021	2022	2023
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	25,284.5	25,426.9	26,528.3	28,700.5	32,329.1	36,306.4	41,221.8
Cumulative payments as of:
One year later	6,917.3	7,191.0	7,018.7	6,986.7	8,410.7	10,341.7
Two years later	11,052.3	11,487.9	11,133.7	11,990.6	14,571.5
Three years later	13,928.6	14,318.9	14,702.8	16,410.5
Four years later	15,843.4	16,807.6	17,959.2
Five years later	17,528.7	19,121.9
Six years later	19,141.7
Reserves re-estimated as of:
One year later	24,131.2	25,256.3	26,259.1	28,119.8	31,640.8	36,470.5
Two years later	24,091.7	25,124.0	26,052.6	27,894.1	32,041.6
Three years later	23,949.9	25,132.6	25,961.4	28,468.4
Four years later	24,046.1	25,286.7	26,611.8
Five years later	24,202.6	25,851.6
Six years later	24,554.7
Favourable (adverse) development	729.8	(424.7)	(83.5)	232.1	287.5	(164.1)
Favourable (adverse) development comprised of:
Effect of foreign currency translation	483.5	222.5	309.6	271.0	163.6	7.4
Favourable (adverse) loss reserve development	246.3	(647.2)	(393.1)	(38.9)	123.9	(171.5)
	729.8	(424.7)	(83.5)	232.1	287.5	(164.1)
Reconciliation to the LIC at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above							41,221.8
Effect of discounting							(6,193.1)
Risk adjustment for non-financial risk							3,137.6
Other(1)							347.2
Liability for incurred claims (PAA & GMM)							38,513.5
Less: Liability for incurred claims (GMM)							(331.6)
Liability for incurred claims (PAA)							38,181.9
Liability for incurred claims (PAA) as presented in the table above
Estimates of present value of future cash flows							35,530.6
Risk adjustment for non-financial risk							2,651.3
Liability for incurred claims (PAA)							38,181.9

(1)
Primarily includes funds withheld and settled crop losses payable at Odyssey Group, partially offset by reinstatement premiums payable.

The effect of foreign currency translation in the table above primarily arose on translation of the provisions for losses to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 22.
Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.
Unfavourable loss reserve development in calendar year 2023 of  $171.5 in the table above was principally comprised of large fronting losses at Fairfax Latin America, emergence related to asbestos and other latent claims and unfavourable loss experience related to accident years 2016 to 2019.

Estimates of undiscounted net cumulative claims(1)
	Calendar year
	2017	2018	2019	2020	2021	2022	2023
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	19,750.1	19,334.7	19,858.9	21,468.6	24,068.6	27,800.1	31,618.1
Cumulative payments as of:
One year later	5,297.4	5,407.0	5,339.8	5,426.1	6,415.3	7,791.6
Two years later	8,394.6	8,606.4	8,480.3	9,269.8	11,042.3
Three years later	10,562.7	10,719.0	11,216.3	12,456.8
Four years later	12,010.0	12,624.3	13,473.3
Five years later	13,291.3	14,142.2
Six years later	14,348.9
Reserves re-estimated as of:
One year later	18,642.9	19,052.8	19,587.2	21,233.4	23,808.7	27,534.6
Two years later	18,411.4	18,937.4	19,585.7	21,342.5	24,151.8
Three years later	18,275.8	19,052.3	19,845.5	21,728.2
Four years later	18,392.0	19,227.2	20,269.4
Five years later	18,589.3	19,589.3
Six years later	18,839.6
Favourable (adverse) development	910.5	(254.6)	(410.5)	(259.6)	(83.2)	265.5
Favourable (adverse) development comprised of:
Effect of foreign currency translation	183.4	9.4	101.7	108.6	126.4	12.2
Favourable (adverse) loss reserve development	727.1	(264.0)	(512.2)	(368.2)	(209.6)	253.3
	910.5	(254.6)	(410.5)	(259.6)	(83.2)	265.5
Reconciliation to the net LIC at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above							31,618.1
Effect of discounting							(4,679.9)
Risk adjustment for non-financial risk							2,134.0
Other(2)							(277.6)
Net liability for incurred claims (PAA & GMM)							28,794.6
Less: Net liability for incurred claims (GMM)							(286.3)
Net liability for incurred claims (PAA)							28,508.3
Net liability for incurred claims (PAA) as presented in the preceding table and note 9					LIC (PAA)	AIC (PAA) (note 9)	Net LIC (PAA)
Estimates of present value of future cash flows					35,530.6	8,821.0	26,709.6
Risk adjustment for non-financial risk					2,651.3	852.6	1,798.7
Net liability for incurred claims (PAA)					38,181.9	9,673.6	28,508.3

(1)
Net of asset for incurred claims for reinsurance contracts held.

(2)
Primarily includes reinsurance paid losses, partially offset by funds withheld and reclassification of certain retrospective contracts to LRC.

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.
Reinsurance Contract Assets Held

	December 31, 2023			December 31, 2022
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Reinsurance contract assets held	9,856.3	1,031.4	10,887.7	8,679.2	1,012.3	9,691.5

(1)
Comprised of reinsurance contract assets held measured under the GMM at Global Insurers and Reinsurers of  $321.6, (2022 – $320.0), International Insurers and Reinsurers of  $262.1 (2022 - $290.4) and Life insurance and Run-off of  $447.7 (2022 – $401.9).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:
	Property and Casualty Insurance and Reinsurance										Life insurance and Run-off
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total		Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
December 31	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
2022
January 1	(12.9)	901.9	889.0	(166.4)	6,250.2	6,083.8	43.6	1,570.7	1,614.3	8,587.1	2.9	8,590.0
December 31	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims
	Asset for remaining coverage(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	(144.0)	8,011.6	806.6	8,674.2
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,759.6)	–	–	(4,759.6)
Recoveries of incurred claims and other insurance service expenses(2)	(27.8)	3,496.2	330.1	3,798.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	227.0	(266.4)	(39.4)
Recoveries of insurance service expenses	(27.8)	3,723.2	63.7	3,759.1
Net reinsurance result	(4,787.4)	3,723.2	63.7	(1,000.5)
Net finance income from reinsurance contract assets held(4)	0.8	520.9	–	521.7
Foreign exchange effects and other	(41.9)	(59.0)	(31.9)	(132.8)
Total changes in the consolidated statement of comprehensive income	(4,828.5)	4,185.1	31.8	(611.6)
Cash flows:
Premiums paid(5)	4,786.2	–	–	4,786.2
Amounts received(6)	–	(3,502.6)	–	(3,502.6)
Changes in funds withheld	(3.1)	(14.6)	–	(17.7)
	4,783.1	(3,517.2)	–	1,265.9
Investment components and other	(7.2)	8.0	–	0.8
Contracts recognized on acquisition of subsidiary(7)	376.7	133.5	14.2	524.4
Balance – December 31	180.1	8,821.0	852.6	9,853.7

(1)
Includes loss recovery components of  $50.1 at January 1, 2023 and $23.0 at December 31, 2023.

(2)
Recoveries of incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,996.4), North American Insurers ($973.7) and International Insurers and Reinsurers ($526.1) reporting segments. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($219.3), International Insurers and Reinsurers ($57.7) and North American Insurers ($53.1) reporting segments.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($200.9) and the North American Insurers ($40.4) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘recoveries of incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the International Insurers and Reinsurers ($217.8) and the North American Insurers ($53.0) reporting segments, partially offset by adverse prior year reserve development at the Global Insurers and Reinsurers reporting segment ($43.8).

(4)
Net finance income from reinsurance contract assets held included within estimates of present value of future cash flows primarily comprised Global Insurers and Reinsurers ($392.6), International Insurers and Reinsurers ($78.6) and North American Insurers ($49.7) reporting segments.

(5)
Premiums paid comprised Global Insurers and Reinsurers ($2,640.5), North American Insurers ($1,122.7) and International Insurers and Reinsurers ($1,023.0) reporting segments.

(6)
Amounts received comprised Global Insurers and Reinsurers ($2,005.0), North American Insurers ($793.3) and International Insurers and Reinsurers ($704.3) reporting segments.

(7)
Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium paid. Consequently, acquired contracts in their settlement period are included within the ARC and their expected settlement period deemed as the coverage period.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims
	Asset for remaining coverage(1)	Estimates of present value of future cash flows	Risk adjustment for non- financial risk	Total
Balance – January 1	(135.7)	7,905.8	817.0	8,587.1
Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,344.7)	–	–	(4,344.7)
Recoveries of incurred claims and other insurance service expenses(2)	8.4	3,159.4	261.7	3,429.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	–	(163.1)	(253.5)	(416.6)
Recoveries of insurance service expenses	8.4	2,996.3	8.2	3,012.9
Net reinsurance result	(4,336.3)	2,996.3	8.2	(1,331.8)
Net finance income (expense) from reinsurance contract assets held(4)	0.1	(291.1)	–	(291.0)
Foreign exchange effects and other	77.8	(172.7)	(18.6)	(113.5)
Total changes in the consolidated statement of comprehensive income	(4,258.4)	2,532.5	(10.4)	(1,736.3)
Cash flows:
Premiums paid(5)	4,249.3	–	–	4,249.3
Amounts received(6)	–	(2,415.3)	–	(2,415.3)
Changes in funds withheld	(2.7)	(1.3)	–	(4.0)
	4,246.6	(2,416.6)	–	1,830.0
Investment components and other	3.5	(10.1)	–	(6.6)
Balance – December 31	(144.0)	8,011.6	806.6	8,674.2

(1)
Includes loss recovery components of  $41.9 at January 1, 2022 and $50.1 at December 31, 2022.

(2)
Recoveries of incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,977.6), International Insurers and Reinsurers ($622.3) and North American Insurers ($559.5) reporting segments. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($176.0), International Insurers and Reinsurers ($45.7) and North American Insurers ($40.0) reporting segments.

(3)
Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($198.4) and the North American Insurers ($24.3) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘recoveries of incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include adverse prior year reserve development in the International Insurers and Reinsurers reporting segment ($359.9), partially offset by favourable prior year reserve development in the North American Insurers ($98.8) and the Global Insurers and Reinsurers ($98.0) reporting segments.

(4)
Net finance expense from reinsurance contract assets held included within estimates of present value of future cash flows primarily comprised net finance expense within the Global Insurers and Reinsurers ($279.8) and North American Insurers ($28.9) reporting segments, partially offset by net finance income at the International Insurers and Reinsurers ($17.6) reporting segment.

(5)
Premiums paid comprised Global Insurers and Reinsurers ($2,506.0), North American Insurers ($880.2) and International Insurers and Reinsurers ($863.1) reporting segments.

(6)
Amounts received comprised Global Insurers and Reinsurers ($1,333.0), North American Insurers ($526.8) and International Insurers and Reinsurers ($555.5) reporting segments.

10.
Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Year ended December 31,
	2023	2022
		Restated
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(1,889.5)	(433.6)
Effect of changes in interest rates and other financial assumptions	(263.2)	2,448.0
	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	502.0	122.3
Effect of changes in interest rates and other financial assumptions	45.1	(519.4)
	547.1	(397.1)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3
Investment income(1)
Interest and dividends	1,896.2	961.8
Share of profit of associates	1,022.2	1,022.4
Net gains (losses) on investments	1,949.5	(1,573.2)
	4,867.9	411.0
Net financial result	3,262.3	2,028.3

(1)
Interest and dividends, share of profit of associates and net gains (losses) on investments as presented in the consolidated statement of earnings, which includes amounts reported by the non-insurance companies and the group holding companies as disclosed in note 23.

The company’s capital management objectives, which are discussed in the Capital Management section of note 22, include maintaining sufficient liquid resources at the holding company and operating company levels to meet company obligations while remaining opportunistic in deploying capital. As a result, there is not a direct relationship between the company’s net finance income or expenses from insurance contracts and reinsurance contract assets held and the investment return on the portfolio investments. Certain of the company’s investments, principally within the fixed income portfolio, are subject to interest rate risk (as discussed in note 22) and the net gains or losses on those investments which may result from changes in market interest rates may not correspond directly with changes in the company’s net finance income (expense) from insurance contracts and reinsurance contract assets held. While net insurance finance income or expense reflects the effects and changes in time value of money and financial risk related to these net liabilities, investment returns are based on the company’s overall investment strategy.
11.
Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:
	December 31, 2023	December 31, 2022
		Restated
Insurance premiums receivable from agents, brokers and other intermediaries	615.9	411.5
Insurance contract receivables from third party administrators and other	310.2	237.4
	926.1	648.9
Current	685.3	468.5
Non-current	240.8	180.4
	926.1	648.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contract payables were comprised as follows:
	December 31, 2023	December 31, 2022
		Restated
Payable to agents and brokers	374.2	495.6
Investment contracts associated with life insurance products(1)	626.5	595.8
Other insurance contract payables	206.2	311.3
	1,206.9	1,402.7
Current	518.4	802.6
Non-current	688.5	600.1
	1,206.9	1,402.7

(1)
Contracts issued by the company’s life insurance operations which do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the company, representing a financial liability.

12.
Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:
	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2023	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0
Additions(2)	355.8	–	538.2	123.0	209.3	1,226.3
Disposals(3)	(45.9)	–	(35.9)	(0.5)	–	(82.3)
Amortization	–	–	(92.9)	–	(280.4)	(373.3)
Impairments(4)	(132.4)	–	–	(3.8)	–	(136.2)
Foreign exchange effect and other	16.9	–	7.3	24.7	3.9	52.8
Balance – December 31, 2023	3,121.9	503.2	1,070.6	1,161.7	518.9	6,376.3
Gross carrying amount	3,485.6	503.2	1,765.9	1,203.0	1,713.6	8,671.3
Accumulated amortization	–	–	(710.3)	–	(1,175.1)	(1,885.4)
Accumulated impairment and other	(363.7)	–	15.0	(41.3)	(19.6)	(409.6)
	3,121.9	503.2	1,070.6	1,161.7	518.9	6,376.3
	Goodwill	Intangible assets				Total
		Lloyd’s participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2022	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
Additions	152.0	–	25.9	(0.3)	267.6	445.2
Disposals(3)	(81.9)	–	(31.6)	(8.5)	(3.2)	(125.2)
Amortization	–	–	(91.7)	–	(134.9)	(226.6)
Impairments(4)	(137.0)	–	–	–	(0.9)	(137.9)
Foreign exchange effect and other	(90.4)	–	(9.6)	(60.2)	(34.5)	(194.7)
Balance – December 31, 2022	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0
Gross carrying amount	3,161.8	503.2	1,279.0	1,060.1	1,594.2	7,598.3
Accumulated amortization	–	–	(631.6)	–	(988.3)	(1,619.9)
Accumulated impairment and other	(234.3)	–	6.5	(41.8)	(19.8)	(289.4)
	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2023 of  $1,756.8 (December 31, 2022 – $1,613.6).

(2)
On December 26, 2023 the company acquired additional interest in Gulf Insurance and consolidated its assets and liabilities on the date of acquisition. See note 21.

(3)
On May 10, 2023 Brit sold its managing general underwriting operations, Ambridge Group and deconsolidated goodwill of  $45.9 and intangible assets of  $32.6. During 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth and deconsolidated goodwill of  $81.7 and intangible assets of  $34.6. See note 21.

(4)
During 2023 non-cash impairment charges recorded in Non-insurance expenses in the consolidated statement of earnings by the non-insurance companies primarily related to non-cash goodwill impairment charges on Farmers Edge of  $63.5 (2022 – $133.4).

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:
	December 31, 2023			December 31, 2022
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	474.3	1,414.3	940.0	519.8	1,459.8
Gulf Insurance	330.5	607.0	937.5	–	–	–
Brit	167.7	527.4	695.1	214.6	565.5	780.1
Zenith National	317.6	69.3	386.9	317.6	77.7	395.3
Crum & Forster	132.6	99.0	231.6	132.6	57.8	190.4
Northbridge	83.8	136.6	220.4	81.6	133.5	215.1
Odyssey Group	119.7	49.4	169.1	119.7	50.8	170.5
All other(1)	96.7	103.1	199.8	85.1	108.3	193.4
	2,188.6	2,066.1	4,254.7	1,891.2	1,513.4	3,404.6
Non-insurance companies
Recipe	293.6	919.0	1,212.6	298.9	902.2	1,201.1
AGT	150.7	49.4	200.1	147.6	49.6	197.2
Thomas Cook India	126.9	48.1	175.0	127.7	48.4	176.1
Boat Rocker	59.7	102.9	162.6	86.4	184.8	271.2
All other(2)	302.4	68.9	371.3	375.7	63.1	438.8
	933.3	1,188.3	2,121.6	1,036.3	1,248.1	2,284.4
	3,121.9	3,254.4	6,376.3	2,927.5	2,761.5	5,689.0

(1)
Comprised primarily of balances related to AMAG Insurance, Eurolife and Fairfax Central and Eastern Europe.

(2)
Comprised primarily of balances related to Dexterra Group, Grivalia Hospitality (consolidated on July 5, 2022) and Fairfax India’s subsidiaries.

Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2023 and it was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges on Farmers Edge of  $63.5 which were recognized in 2023. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of  (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.
In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including net insurance revenue, investment returns, regulatory capital ratios, other revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future net insurance revenue or other revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 10.1% to 13.0% for insurance and reinsurance subsidiaries, and 10.5% to 25.5% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.
Other Assets

Other assets were comprised as follows:
	December 31, 2023			December 31, 2022
				Restated
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Premises and equipment, right-of-use assets and non-insurance companies’ investment property(2)	875.1	2,380.6	3,255.7	684.0	2,199.7	2,883.7
Assets associated with unit-linked insurance and other products(3)	1,204.0	–	1,204.0	676.5	–	676.5
Inventories	–	669.1	669.1	–	668.2	668.2
Non-insurance revenue receivables	–	611.6	611.6	–	638.9	638.9
Accrued interest and dividends	488.0	2.8	490.8	313.7	3.5	317.2
Prepaid expenses	170.5	180.4	350.9	111.0	134.8	245.8
Call options on non-controlling interests(4)	306.6	–	306.6	167.4	–	167.4
Income tax, sales tax and subsidies receivable	60.4	215.5	275.9	71.3	204.6	275.9
Finance lease receivables	7.8	207.4	215.2	8.8	218.0	226.8
Prepaid losses on claims	151.0	–	151.0	168.9	–	168.9
Pension surplus	96.3	–	96.3	144.5	–	144.5
Receivable for securities sold but not yet settled	37.9	–	37.9	11.2	–	11.2
Other(5)	515.1	110.1	625.2	470.7	85.6	556.3
	3,912.7	4,377.5	8,290.2	2,828.0	4,153.3	6,981.3
Current	1,425.3	1,702.9	3,128.2	943.7	1,632.6	2,576.3
Non-current	2,487.4	2,674.6	5,162.0	1,884.3	2,520.7	4,405.0
	3,912.7	4,377.5	8,290.2	2,828.0	4,153.3	6,981.3

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
The increase during 2023 principally reflected growth in premises and equipment at Grivalia Hospitality as it expands its operations and the consolidation of Gulf Insurance, as described in note 21.

(3)
Primarily includes insurance contracts written by the company’s life insurance operations that transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). The liability for the associated life policy benefits are included within insurance contract liabilities (note 8). For these unit-linked contracts or funds, the company measures the underlying investments at fair value. The increase in such investment assets during 2023 principally reflected higher unit-linked insurance volumes at Eurolife, and the consolidation of Gulf Insurance as described in note 21.

(4)
Comprised of call options on the non-controlling interests in Allied World, Brit and Odyssey Group, which expire in 2026, 2027 and 2029, respectively. At certain dates subsequent to expiry of a call option, the non-controlling interests may request an initial public offering of their shares, the structure, process and timing of which will be controlled by the company; in certain circumstances, the non-controlling interests may request a sale of the respective operating company to a third party.

(5)
Principally comprised of other receivables, deposits and deferred compensation plans.

14.
Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:
	December 31, 2023			December 31, 2022
				Restated
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Lease liabilities	349.0	726.2	1,075.2	364.1	729.9	1,094.0
Payables related to cost of sales	–	965.2	965.2	–	814.3	814.3
Salaries and employee benefit liabilities	642.3	115.5	757.8	500.5	98.5	599.0
Deferred gift card, hospitality and other revenue	34.8	425.9	460.7	37.8	392.0	429.8
Income taxes payable	284.8	22.1	306.9	347.0	14.0	361.0
Put options held by non-controlling interests(2)	180.7	69.4	250.1	128.1	45.4	173.5
Pension and post retirement liabilities	145.1	12.0	157.1	132.9	12.8	145.7
Amounts withheld and accrued taxes	82.5	33.2	115.7	58.3	30.7	89.0
Administrative and other(3)	1,142.4	256.1	1,398.5	807.4	292.9	1,100.3
	2,861.6	2,625.6	5,487.2	2,376.1	2,430.5	4,806.6
Current	1,818.3	1,739.1	3,557.4	1,358.0	1,553.3	2,911.3
Non-current	1,043.3	886.5	1,929.8	1,018.1	877.2	1,895.3
	2,861.6	2,625.6	5,487.2	2,376.1	2,430.5	4,806.6

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
Principally a put option held by Eurobank on the non-controlling interest in Eurolife.

(3)
Principally comprised of accrued operating expenses, accrued interest expense, payables for securities purchased but not yet settled, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.
Borrowings

	December 31, 2023			December 31, 2022
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes(d):
4.875% due August 13, 2024(1)	279.3	279.0	277.5	282.5	281.6	277.0
4.95% due March 3, 2025 (Cdn$348.6)(1)	264.3	263.7	264.3	258.3	257.2	255.2
8.30% due April 15, 2026(e)	91.8	91.8	97.1	91.8	91.7	98.2
4.70% due December 16, 2026 (Cdn$450.0)	341.3	340.4	339.9	332.1	331.0	323.7
4.25% due December 6, 2027 (Cdn$650.0)	492.9	492.0	486.4	479.7	478.6	455.8
2.75% due March 29, 2028 (€750.0)	828.5	821.5	791.9	800.5	792.2	698.3
4.85% due April 17, 2028	600.0	597.5	592.7	600.0	596.9	568.1
4.23% due June 14, 2029 (Cdn$500.0)	379.2	378.1	371.6	369.0	367.7	342.7
4.625% due April 29, 2030	650.0	646.8	627.3	650.0	646.4	591.1
3.375% due March 3, 2031	596.8	585.2	527.0	600.0	586.8	492.8
3.95% due March 3, 2031 (Cdn$840.0)	637.0	633.4	598.9	627.4	623.2	549.4
5.625% due August 16, 2032	741.2	735.6	742.5	750.0	743.6	707.1
6.00% due December 7, 2033(1)	400.0	394.0	410.6	–	–	–
7.75% due July 15, 2037(e)	91.3	90.7	104.3	91.3	90.7	95.2
Notes payable(2)	660.0	579.2	579.2	–	–	–
Revolving credit facility(3)	–	–	–	–	–	–
	7,053.6	6,928.9	6,811.2	5,932.6	5,887.6	5,454.6
Borrowings – insurance and reinsurance companies
Allied World 4.35% senior notes due October 29, 2025	500.0	501.8	488.0	500.0	502.9	477.7
Allied World revolving credit facility and other borrowings	18.0	20.6	19.5	16.8	19.8	16.9
Gulf Insurance floating rate long term loans due 2027(4)	172.9	172.9	171.9	–	–	–
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.4	38.5	38.5	38.3	38.5
Brit 3.6757% subordinated notes due December 9, 2030 (£127.0)	161.9	161.9	118.3	162.4	162.4	120.6
Brit floating rate revolving credit facility(5)	–	–	–	10.0	10.0	10.0
	891.3	895.6	836.2	727.7	733.4	663.7
Borrowings – non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028	441.6	439.4	399.4	441.6	438.9	400.7
Fairfax India subsidiary borrowings	75.8	75.8	75.8	122.6	122.2	122.2
AGT credit facilities, senior notes and loans(6)	493.5	491.0	488.0	511.9	508.4	498.8
Recipe term loans and credit facilities	400.2	398.2	384.8	464.0	461.5	436.7
Grivalia bond loans and term loans	205.8	205.2	205.2	111.3	111.3	111.3
Loans and revolving credit facilities primarily at floating rates(7)(8)	289.4	289.4	289.4	361.8	361.6	361.8
	1,906.3	1,899.0	1,842.6	2,013.2	2,003.9	1,931.5
Total debt	9,851.2	9,723.5	9,490.0	8,673.5	8,624.9	8,049.8

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)
Not redeemable prior to the contractual maturity date.

During and subsequent to 2023 the company and its subsidiaries completed the following debt transactions:
Holding company
(1)
On December 7, 2023 the company completed an offering of  $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 for net proceeds of  $393.9 after discount, commissions, and expenses. Commissions and expenses of  $3.1 were included in the carrying value of the notes. Subsequent to December 31, 2023, on January 12, 2024 the company completed a re-opening of these notes for $200.0 principal amount for net proceeds, excluding accrued interest, of  $200.2 after premium, commissions and expenses.

Subsequent to December 31, 2023, on January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of  $285.6, including accrued interest. On February 14, 2024 the company announced that, on March 15, 2024, it will use the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025.
(2)
On December 26, 2023 the company acquired KIPCO’s 46.3% interest in Gulf Insurance as described in note 21, which included a payment deed of  $660.0, requiring the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The fair value was determined using a discounted cash flow model with an average discount rate of 5.5%.

(3)
On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. At December 31, 2023 and 2022, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.

Insurance and reinsurance companies
(4)
On December 26, 2023 the company consolidated Gulf Insurance as described in note 21, including its borrowings of  $172.9 at December 31, 2023.

(5)
On May 9, 2023 Brit exercised the extension option on its $550.0 revolving credit facility to extend the expiry from December 31, 2025 to December 31, 2027.

Non-insurance companies
(6)
On December 19, 2023 AGT extended the maturity of its credit facilities of Cdn$710.0 to March 16, 2025.

(7)
On August 15, 2023 Dexterra Group amended its revolving credit facility, increasing the credit facility from Cdn$200.0 to Cdn$260.0 and extending the maturity from September 7, 2024 to September 7, 2026.

(8)
On October 3, 2023 Fairfax India extended the maturity of its unused revolving credit facility of  $175.0 from December 17, 2024 to October 2, 2026 while maintaining the option to extend for an additional year.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:
	2023				2022
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	5,887.6	733.4	2,003.9	8,624.9	5,338.6	790.7	1,623.7	7,753.0
Cash inflows from issuances	393.9	–	228.6	622.5	743.4	–	47.0	790.4
Cash outflows from repayments	(21.8)	(7.8)	(163.9)	(193.5)	–	(0.3)	(25.3)	(25.6)
Net cash inflows (outflows) from credit facilities and short term loans	–	(10.0)	(185.4)	(195.4)	–	(35.0)	304.1	269.1
Non-cash changes:
Acquisitions of subsidiaries (note 21)	579.2	172.9	–	752.1	–	–	137.1	137.1
Gain on redemption	(1.7)	(2.7)	(24.3)	(28.7)	–	–	–	–
Foreign exchange effect and other	91.7	9.8	40.1	141.6	(194.4)	(22.0)	(82.7)	(299.1)
Balance – December 31	6,928.9	895.6	1,899.0	9,723.5	5,887.6	733.4	2,003.9	8,624.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Principal repayments on borrowings are due as follows:
	2024	2025	2026	2027	2028	Thereafter	Total
Holding company	708.6	165.0	598.1	658.0	1,428.5	3,495.4	7,053.6
Insurance and reinsurance companies	35.2	539.3	39.3	60.5	38.9	178.1	891.3
Non-insurance companies	376.3	354.1	124.5	174.9	512.0	364.5	1,906.3
Total	1,120.1	1,058.4	761.9	893.4	1,979.4	4,038.0	9,851.2
Interest Expense
Interest expense in 2023 of  $510.0 (2022 – $452.8) was comprised of interest on borrowings by the holding company and the insurance and reinsurance companies of  $330.5 (2022 – $316.1), interest on borrowings by the non-insurance companies (which are non-recourse to the holding company) of  $130.0 (2022 – $89.8) and accretion of lease liabilities of  $49.5 (2022 – $46.9).
16.
Total Equity

Equity attributable to shareholders of Fairfax
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.
Issued capital
Issued capital at December 31, 2023 was comprised of 1,548,000 multiple voting shares and 24,233,657 subordinate voting shares without par value prior to deducting 1,979,179 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2022 – 1,548,000, 24,598,380 and 2,021,845 respectively). The multiple voting shares are not traded.
Common stock
The number of shares outstanding was as follows:
	2023	2022
Subordinate voting shares – January 1	22,576,535	23,116,830
Purchases for cancellation	(364,723)	(387,790)
Treasury shares acquired	(110,528)	(295,474)
Treasury shares reissued	153,194	142,969
Subordinate voting shares – December 31	22,254,478	22,576,535
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	23,003,248	23,325,305
During 2023 the company purchased for cancellation 364,723 subordinate voting shares (2022 – 387,790) under the terms of its normal course issuer bids at a cost of  $273.6 (2022 – $199.6), of which $183.2 (2022 – $103.5) was charged to retained earnings.
During 2023 the company purchased for treasury 110,528 subordinate voting shares at a cost of  $89.6 (2022 – 295,474 subordinate voting shares at a cost of  $148.2), for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:
Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2024	January 18, 2024	January 25, 2024	$15.00	$363.1
January 4, 2023	January 19, 2023	January 26, 2023	$10.00	$245.2
January 5, 2022	January 20, 2022	January 27, 2022	$10.00	$249.9
Preferred stock
The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2023 were as follows:
	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum(4)	Floating dividend rate per annum(5)
Series C	December 31, 2024	7,515,642	$170.8	Cdn $187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn $62.1	Cdn$25.00	–	8.19%
Series E	March 31, 2025	5,440,132	$124.5	Cdn $136.0	Cdn$25.00	3.18%	–
Series F	March 31, 2025	2,099,046	$48.1	Cdn $52.5	Cdn$25.00	–	7.20%
Series G	September 30, 2025	7,719,843	$182.1	Cdn $193.0	Cdn$25.00	2.96%	–
Series H	September 30, 2025	2,280,157	$53.8	Cdn $57.0	Cdn$25.00	–	7.60%
Series I	December 31, 2025	10,420,101	$250.5	Cdn $260.5	Cdn$25.00	3.33%	–
Series J	December 31, 2025	1,579,899	$38.0	Cdn $39.5	Cdn$25.00	–	7.89%
Series K	March 31, 2027	9,500,000	$231.7	Cdn $237.5	Cdn$25.00	5.05%	–
Series M	March 31, 2025	9,200,000	$179.6	Cdn $230.0	Cdn$25.00	5.00%	–
			$1,335.5	Cdn $1,456.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2023 and 2022.

(4)
The Series C, Series E, Series G, Series I, Series K and Series M preferred shares have a fixed dividend rate equal to the five-year Government of Canada hond yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets on each subsequent five-year anniversary date.

(5)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2023 the company paid preferred share dividends of  $49.7 (2022 – $45.2).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:
	December 31, 2023			December 31, 2022
				Restated
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(983.1)	42.2	(940.9)	(906.4)	32.8	(873.6)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(169.0)	11.7	(157.3)	(221.6)	17.6	(204.0)
	(1,152.1)	53.9	(1,098.2)	(1,128.0)	50.4	(1,077.6)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(1.9)	9.9	8.0	43.8	(4.3)	39.5
Share of net gains (losses) on defined benefit plans of associates	(9.1)	(0.1)	(9.2)	10.7	(4.7)	6.0
Other	153.1	(15.9)	137.2	43.5	5.7	49.2
	142.1	(6.1)	136.0	98.0	(3.3)	94.7
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(1,010.0)	47.8	(962.2)	(1,030.0)	47.1	(982.9)
Income tax (expense) recovery included in other comprehensive income (loss)
Other comprehensive income (loss) in the consolidated statement of comprehensive income is presented net of the following income tax (expense) recovery amounts:
	2023	2022
		Restated
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	15.5	8.5
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(6.3)	18.1
	9.2	26.6
Net unrealized foreign currency translation losses on associates reclassified to net earnings	(0.1)	–
	9.1	26.6
Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	15.1	(32.2)
Share of net gains (losses) on defined benefit plans of associates	0.5	(10.2)
Other	(7.1)	–
	8.5	(42.4)
Total income tax (expense) recovery included in other comprehensive income (loss)	17.6	(15.8)

Non-controlling interests
Details of non-controlling interests as at and for the years ended December 31 were as follows:
	December 31, 2023		December 31, 2022		Net earnings (loss) attributable to non-controlling interests
			Restated
	Economic Ownership percentage(5)	Carrying value	Economic Ownership percentage(5)	Carrying value	2023	2022
						Restated
Insurance and reinsurance companies(1)
Allied World(2)(3)	16.6%	972.7	17.1%	862.4	211.8	162.2
Brit(3)	13.8%	881.2	13.8%	736.4	188.1	41.0
Odyssey Group(3)	9.99%	602.3	9.99%	562.5	104.9	81.1
Gulf Insurance(4)	9.99%	605.3	–	–	–	–
All other	–	54.3	–	51.2	4.9	16.4
		3,115.8		2,212.5	509.7	300.7
Non-insurance companies
Restaurants and retail	–	163.5	–	208.1	5.6	32.7
Fairfax India(5)	57.5%	1,131.1	65.3%	1,080.2	235.4	114.2
Thomas Cook India	35.4%	86.0	26.7%	61.3	6.0	1.1
Other	–	254.0	–	340.8	(43.6)	(11.2)
		1,634.6		1,690.4	203.4	136.8
		4,750.4		3,902.9	713.1	437.5

(1)
Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and the group holding companies.

(2)
On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of  $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of  $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of  $163.3 in net changes in capitalization in the consolidated statement of changes in equity.

(3)
During 2023 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $180.3 (2022 – $248.8) to non-controlling interests.

(4)
On December 26, 2023 the company commenced consolidating Gulf Insurance as described in note 21.

(5)
At December 31, 2023 Fairfax India’s non-controlling interest economic ownership percentage was 57.5% (December 31, 2022 – 65.3%) which differed from its non-controlling interest voting percentage of 4.8% (December 31, 2022 – 5.6%).

Net changes in capitalization
The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2023 and 2022

FAIRFAX FINANCIAL HOLDINGS LIMITED

are included in net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 21 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.
	2023		2022
			Restated
	Common shareholders’ equity	Non- controlling interests	Common shareholders’ equity	Non- controlling interests
Purchase of certain securities held through AVLNs entered with RiverStone Barbados (note 7)	(45.1)	(178.0)	15.0	(357.1)
Partial disposition of Thomas Cook India shares	45.8	19.8	–	–
Fairfax India share repurchases	(1.9)	(35.4)	(9.9)	(90.7)
Acquisition of non-controlling interests in Allied World	(3.0)	(27.6)	(163.3)	(531.7)
Privatization of Recipe	–	–	(66.1)	(276.2)
Third party’s investment in Brit’s subsidiary Ki Insurance	–	–	–	152.0
Other	(63.0)	(30.9)	116.4	(32.9)
As presented in net changes in capitalization in the consolidated statement of changes in equity	(67.2)	(252.1)	(107.9)	(1,136.6)

17.
Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:
	2023	2022
		Restated
Net earnings attributable to shareholders of Fairfax	4,381.8	3,374.2
Preferred share dividends	(49.7)	(45.2)
Net earnings attributable to common shareholders – basic and diluted	4,332.1	3,329.0
Weighted average common shares outstanding – basic	23,182,558	23,637,824
Share-based payment awards	1,823,558	1,702,599
Weighted average common shares outstanding – diluted	25,006,116	25,340,423
Net earnings per common share – basic	$186.87	$140.83
Net earnings per common share – diluted	$173.24	$131.37

18.
Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:
	2023	2022
		Restated
Current income tax:
Current year expense	648.8	616.8
Adjustments to prior years’ income taxes	(8.7)	(10.0)
	640.1	606.8
Deferred income tax:
Origination and reversal of temporary differences	193.4	474.0
Adjustments to prior years’ deferred income taxes	(20.1)	11.7
	173.3	485.7
Provision for income taxes	813.4	1,092.5
A significant portion of the company’s earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:
	2023					2022
						Restated
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings before income taxes	1,115.6	1,764.3	881.9	2,146.5	5,908.3	547.6	2,792.3	353.2	1,211.1	4,904.2
Provision for (recovery of) income taxes	234.9	362.2	(48.5)	264.8	813.4	153.6	545.3	103.4	290.2	1,092.5
Net earnings	880.7	1,402.1	930.4	1,881.7	5,094.9	394.0	2,247.0	249.8	920.9	3,811.7

(1)
Includes Fairfax India.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Comprised of Brit.

(4)
Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions.

Increased pre-tax profitability across all jurisdictions, except the U.S., in 2023 compared to 2022 primarily related to higher net unrealized investment gains, principally on the fixed income portfolio, higher share of profit of associates and improved insurance and reinsurance underwriting results, partially offset by increased financing expense on insurance contracts. In 2023, pre-tax profitability in the U.K. included a gain of  $259.1 recorded on the company’s sale of its interest in Ambridge Group as described in note 21. In 2022, pre-tax profitability in the U.S. included a gain of  $1,213.2 recorded on the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth as described in note 21.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:
	2023	2022
		Restated
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	1,565.7	1,299.6
Non-taxable investment income	(182.3)	(25.6)
Tax rate differential on income and losses outside Canada	(473.2)	(256.3)
Change in unrecorded tax benefit of losses and temporary differences	(9.7)	(0.6)
Change in tax rate for deferred income taxes	(132.3)	34.5
Provision (recovery) relating to prior years	(28.8)	1.7
Foreign exchange effect	12.5	(17.0)
Other including permanent differences	61.5	56.2
Provision for income taxes	813.4	1,092.5
Non-taxable investment income of  $182.3 in 2023 and $25.6 in 2022 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income outside Canada of  $473.2 in 2023 principally related to income taxed at lower rates in the U.S., Mauritius and Bermuda. The tax rate differential on income and losses outside Canada of  $256.3 in 2022 principally related to income taxed at lower rates in the U.S., Mauritius and Bermuda.
Change in tax rate for deferred income taxes of  $132.3 in 2023 primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase in the tax basis of net assets. As a result of the transition adjustment, a deferred income tax asset of  $140.8 was recorded during 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income taxes refundable and payable were as follows:
	December 31, 2023	December 31, 2022
Income taxes refundable	59.0	67.1
Income taxes payable	(306.9)	(361.0)
Net income taxes payable	(247.9)	(293.9)
Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:
	2023	2022
Balance – January 1	(293.9)	(116.7)
Amounts recorded in the consolidated statements of earnings	(640.1)	(606.8)
Payments made during the year	713.9	416.4
Acquisitions of subsidiaries (note 21)	(31.3)	–
Foreign exchange effect and other	3.5	13.2
Balance – December 31	(247.9)	(293.9)
Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:
	2023
	Operating and capital losses	Investments	Insurance and reinsurance held contracts	Intangible assets	Tax credits	Other	Total
Balance – January 1	226.8	(193.0)	(382.8)	(376.1)	75.4	(81.0)	(730.7)
Amounts recorded in the consolidated statement of earnings	57.2	(411.8)	41.1	116.6	(20.2)	43.8	(173.3)
Amounts recorded in total equity	15.0	(5.8)	–	–	–	5.8	15.0
Acquisitions of subsidiaries (note 21)	(0.3)	2.7	(4.1)	(46.2)	–	(13.0)	(60.9)
Foreign exchange effect and other	14.7	(3.9)	(12.2)	(2.6)	(21.6)	26.3	0.7
Balance – December 31	313.4	(611.8)	(358.0)	(308.3)	33.6	(18.1)	(949.2)
	2022
	Restated
	Operating and capital losses	Investments	Insurance and reinsurance held contracts	Intangible assets	Tax credits	Other	Total
Balance – January 1	230.0	(414.5)	207.8	(413.1)	213.6	38.8	(137.4)
Amounts recorded in the consolidated statement of earnings	(7.1)	197.2	(588.9)	30.9	(137.1)	19.3	(485.7)
Amounts recorded in total equity	8.0	20.1	–	–	–	(44.0)	(15.9)
Acquisitions of subsidiaries (note 21)	3.3	(11.4)	0.1	(1.9)	–	(52.6)	(62.5)
Foreign exchange effect and other	(7.4)	15.6	(1.8)	8.0	(1.1)	(42.5)	(29.2)
Balance – December 31	226.8	(193.0)	(382.8)	(376.1)	75.4	(81.0)	(730.7)
Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2023 related to investments (primarily related to net unrealized investment gains in Asia and the U.S., and at the holding company), insurance and reinsurance held contracts, and intangible assets, partially offset by deferred income tax assets related to operating and capital losses and tax credits. Insurance and reinsurance held contracts are recorded on a discounted basis in these consolidated financial statements but are calculated at different discount rates or on an undiscounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Brit,

Allied World, Recipe, and Gulf Insurance) that are typically not deductible in the determination of income taxes payable. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are typically only recognized for income tax purposes when realized (particularly in the U.S. and several other jurisdictions). The deferred income tax asset related to operating and capital losses arises primarily at Brit, Northbridge, and the holding company. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax liabilities include temporary differences related to pensions and premises and equipment.
Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2023 deferred income tax assets of  $783.9 (December 31, 2022 – $827.7), which relate principally to operating and capital losses, have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,839.2 (December 31, 2022 – $1,728.0), losses in Europe of  $624.6 (December 31, 2022 – $552.1), losses in the U.S. of  $233.1 (December 31, 2022 – $207.6), and losses at Allied World of  $264.9 across various jurisdictions (December 31, 2022 – $295.6). The losses in Canada expire between 2029 and 2043. The losses and foreign tax credits in the U.S. primarily expire between 2024 and 2043. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date, and in Switzerland which expire within seven years.
Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries, which at December 31, 2023 amounted to approximately $13.4 billion (December 31, 2022 – approximately $9.9 billion) and are not likely to be repatriated in the foreseeable future.
19.
Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 22, under the heading “Capital Management”. The company’s share of dividends paid in 2023 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $512.8 (2022 – $380.9). Additionally, Brit paid a special dividend of $275.0 to the holding company in 2023 from the net proceeds of its sale of Ambridge as described in note 21. Crum & Forster also paid a special dividend of  $940.0 to the holding company in 2022 from the sale of its Pet Insurance Group and Pethealth as described in note 21.
Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2023, the maximum dividend capacity available in 2024 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:
December 31, 2023
North American Insurers
Northbridge(1)	572.6
Crum & Forster	228.2
Zenith National	205.3
1,006.1
Global Insurers and Reinsurers
Allied World	1,231.2
Odyssey Group	554.9
Brit	125.7
1,911.8
International Insurers and Reinsurers
Gulf Insurance	84.9
3,002.8

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to

FAIRFAX FINANCIAL HOLDINGS LIMITED

support growth and tax planning matters, among other factors. The non-controlling interests in Allied World, Odyssey Group and Brit have a dividend in priority to the company.
20.
Contingencies and Commitments

The company and its subsidiaries, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.
Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of  $88.3 and securities with a fair value of  $1,865.7 at December 31, 2023 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.
At December 31, 2023 the company’s maximum capital commitments for potential investments was $1,792.6 for common stocks, limited partnerships, associates and joint ventures, and $1,550.1 for first mortgage loans.
21.
Acquisitions and Divestitures

Year ended December 31, 2023
Acquisition of Gulf Insurance
On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.
In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of  $660.0 which requires the company to make four equal annual payments of  $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of  $176.9 and the fair value of the payment deed of  $579.2.
On closing of the transaction, the company remeasured its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of  $713.0 and recognized a pre-tax gain of  $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
Subsequent to December 31, 2023, on February 18, 2024 in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance and expects the transaction will close in the second quarter of 2024.
The preliminary determination of the fair value of assets acquired and liabilities assumed are summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the acquisition date:

Gulf Insurance
Acquisition date	December 26, 2023
Percentage of common shares acquired	90.0%
Assets:
Portfolio investments(1)	2,372.6
Reinsurance contract assets held	571.3
Deferred income tax assets	13.8
Goodwill and intangible assets(2)	937.5
Other assets(3)	501.3
Total assets	4,396.5
Liabilities:
Accounts payable and accrued liabilities(4)	292.0
Deferred income tax liabilities	77.0
Insurance contract payables	34.8
Insurance contract liabilities	1,745.4
Borrowings – holding company and insurance and reinsurance companies	172.9
Total liabilities	2,322.1
Non-controlling interests(5)	605.3
Purchase consideration(6)	1,469.1
4,396.5

(1)
Included subsidiary cash and cash equivalents of  $459.9, of which $31.3 was restricted.

(2)
Comprised of goodwill of  $330.5 and intangible assets of  $607.0 (primarily customer relationships of  $260.0, distribution networks of  $223.9 and brand names of  $123.0).

(3)
Primarily includes premises and equipment ($178.9), unit-linked life investment contracts ($138.1), accounts receivable ($50.2) and prepaid expenses ($43.1).

(4)
Primarily includes other accounts payable ($87.5), accrued compensation costs ($75.6) and income taxes payable ($37.9).

(5)
Includes the non-controlling interests arising from Gulf Insurance’s non-wholly owned subsidiaries and the 9.99% equity interest in Gulf Insurance that was not acquired by the company on closing, with the allocation of all of the non-controlling interests to Gulf Insurance’s property and casualty insurance operations within the company’s International Insurers and Reinsurers reporting segment. Non-controlling interests in Gulf Insurance were measured as the proportionate share of the identifiable net assets acquired.

(6)
Comprised of cash consideration of  $176.9 and the fair value of the payment deed of  $579.2 paid to KIPCO for the 46.3% equity interest in Gulf Insurance, and the company’s existing 43.7% equity interest in Gulf Insurance with a fair value of  $713.0.

Sale of Ambridge Group by Brit
On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of  $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of  $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of  $259.1) and deconsolidated assets and liabilities with carrying values of  $309.3 and $191.3 respectively.
Year ended December 31, 2022
Sale of Pet Insurance Operations and Investment in JAB Consumer Fund
On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”), for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures. The company also committed to invest $200.0 in JCP V, a JAB consumer fund, of which $160.0 had been invested at December 31, 2023. As a result of the sale, the company recorded a pre-tax gain of  $1,213.2, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive

FAIRFAX FINANCIAL HOLDINGS LIMITED

income (loss) to the consolidated statement of earnings, and selling expenses, in gain on sale of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of  $933.9), and deconsolidated assets and liabilities with carrying values of  $149.1 and $32.0.
Additional investment in Recipe Unlimited Corporation
On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate, comprised of cash consideration of  $242.5 (Cdn$330.0) and an increase in borrowings by Recipe of  $99.8 (Cdn$135.9). The company recorded a loss in retained earnings of  $66.1 and a decrease in non-controlling interests of  $276.2, both of which are presented in net changes in capitalization in the consolidated statement of changes in equity. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares that were held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange. On December 28, 2022 the company received $73.6 (Cdn$100.0) cash consideration from Recipe upon redemption of certain equity held by the company in connection with the closing of the transaction. During 2023 the company purchased from RiverStone Barbados the Recipe shares held through the AVLN.
Acquisition of Grivalia Hospitality S.A.
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of  $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality within non-insurance companies. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
22.
Financial Risk Management

Overview
The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2023 compared to those identified at December 31, 2022, except as discussed below.
Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of their company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.
The company’s President and Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the President and Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.
Underwriting Risk
Property and casualty insurance and reinsurance
The adoption of IFRS 17 did not affect the company’s exposure to, or management of, underwriting risk, but has resulted in changes to the terms used to describe underwriting risk. Underwriting risk upon adoption of IFRS 17 is the risk that insurance service expenses will exceed insurance revenue and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at December 31, 2023 compared to December 31, 2022.
Principal lines of business
The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:
•
Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

•
Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

•
Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

The table that follows presents the company’s concentration of insurance risk by geographic region and line of business based on net insurance revenue (calculated by the company as insurance revenue less cost of reinsurance). The company’s exposure to general insurance risk varies by geographic region and may change over time.
	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property	1,268.1	1,156.2	4,021.1	3,527.0	735.0	597.4	1,774.6	1,471.6	7,798.8	6,752.2
Casualty	1,124.4	1,105.1	9,188.7	8,975.3	556.0	482.8	1,542.6	1,356.2	12,411.7	11,919.4
Specialty	94.1	106.2	708.6	609.8	233.8	207.8	710.4	598.9	1,746.9	1,522.7
Total	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3
Insurance	2,772.7	2,644.4	16,922.7	15,930.8	1,958.6	1,586.6	5,280.8	4,541.7	26,934.8	24,703.5
Reinsurance	(286.1)	(276.9)	(3,004.3)	(2,818.7)	(433.8)	(298.6)	(1,253.2)	(1,115.0)	(4,977.4)	(4,509.2)
	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

Pricing risk
Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions, including inflationary pressures, and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.
Reserving risk
Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.
The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after

FAIRFAX FINANCIAL HOLDINGS LIMITED

the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.
The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.
As a result of continued inflationary pressures felt throughout the economy in 2023, although more modest than in 2022, and the resulting changes to global monetary policy, the company continues to focus on inflationary assumptions used in both the pricing of new business and within the company’s reserving process, specifically when setting initial loss estimates and projecting the ultimate costs to settle claims. The company has experienced inflationary pressures on its costs to settle claims throughout 2023 and 2022, and both economic and social inflation remain a key consideration in the company’s reserving methodology and form part of its determination in the selection of the company’s ultimate cost to settle claims.
The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.
Catastrophe risk
Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.
Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk
To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s liability for incurred claims for insurance contracts is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.
As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.
The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.
Life Insurance
Life insurance risk in the company arises principally through Eurolife and Gulf Insurance’s life insurance operations and their exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by underwriting procedures that have been established at each life insurance operation to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by each life insurance operation’s actuaries.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, reinsurance contract assets held and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts and total return swaps). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2023 compared to December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:
	December 31, 2023	December 31, 2022
		Restated
Cash and short term investments	8,092.8	10,386.0
Investments in debt instruments:
U.S. sovereign government(1)	16,273.5	14,378.8
Other sovereign government rated AA/Aa or higher(1)(2)	4,046.8	2,413.5
All other sovereign government(3)	3,367.1	2,210.2
Canadian provincials	243.5	284.1
U.S. states and municipalities	184.5	262.7
Corporate and other(4)(5)	13,325.6	9,451.9
Receivable from counterparties to derivative contracts	656.6	256.1
Insurance contract receivables	926.1	648.9
Reinsurance contract assets held	10,887.7	9,691.5
Other assets(6)	2,174.2	1,928.3
Total gross credit risk exposure	60,178.4	51,912.0

(1)
Represented together 31.4% of the company’s total investment portfolio at December 31, 2023 (December 31, 2022 – 30.3%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Australia and the United Kingdom with fair values at December 31, 2023 of  $2,471.6, $378.5 and $321.8 respectively (December 31, 2022 – $1,923.5, $46.5 and $180.6).

(3)
Comprised primarily of bonds issued by the governments of Greece, Brazil and Saudi Arabia with fair values at December 31, 2023 of  $1,234.6, $884.4 and $239.8 respectively (December 31, 2022 – $690.1, $744.2 and nil).

(4)
Represents 20.6% of the company’s total investment portfolio at December 31, 2023 compared to 17.0% at December 31, 2022, with the increase principally related to net purchases of unrated first mortgage loans of  $2,261.5 (principally from Pacific Western Bank) and corporate bonds of  $817.9, and the consolidation of Gulf Insurance’s corporate and other bond portfolio of  $516.7.

(5)
Includes the company’s investments in first mortgage loans at December 31, 2023 of  $4,685.4 (December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada as described in note 5.

(6)
Excludes assets associated with unit-linked insurance products of  $1,204.0 at December 31, 2023 (December 31, 2022 – $676.5) for which credit risk is not borne by the company, and income taxes refundable of  $59.0 at December 31, 2023 (December 31, 2022 – $67.1) that are considered to have nominal credit risk.

Cash and short term investments
The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. In response to the global bank failures and economic volatility created by the events of the March 2023 banking crisis, the company expanded its monitoring of risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of the financial institutions with which it transacts. From these reviews, the company determined it had limited exposure to financial institutions where it perceived heightened credit risk.
At December 31, 2023, 59.1% of these balances were held in Canadian and U.S. financial institutions, 24.0% in European financial institutions and 16.9% in other foreign financial institutions (December 31, 2022 – 69.4%, 24.8% and 5.8% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.
Investments in debt instruments
The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.
The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:
	December 31, 2023			December 31, 2022
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	19,301.4	19,670.5	52.5	17,119.4	16,721.6	57.7
AA/Aa	1,490.9	1,521.9	4.1	858.3	847.6	2.9
A/A	3,977.9	4,012.7	10.7	2,409.6	2,330.6	8.0
BBB/Baa	4,420.3	4,414.2	11.8	3,410.3	3,348.7	11.5
BB/Ba	1,422.0	1,445.9	3.9	2,114.9	1,917.2	6.6
B/B	184.0	182.5	0.5	48.2	49.6	0.2
Lower than B/B	87.6	113.7	0.3	79.7	80.0	0.3
Unrated(1)	6,210.2	6,079.6	16.2	3,928.2	3,705.9	12.8
Total	37,094.3	37,441.0	100.0	29,968.6	29,001.2	100.0

(1)
Includes the company’s investments in first mortgage loans at December 31, 2023 of  $4,685.4 (December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada. Unrated debt instruments also include the fair value of the company’s investments in Amynta Agency Inc. of  $159.7 (December 31, 2022 – $32.5), Blackberry Limited of  $148.9 (December 31, 2022 – $285.0), ONX Inc. of  $125.6 (December 31, 2022 – $25.0), Mytilineos S.A. of  $101.4 (December 31, 2022 – nil), and the consolidation of Gulf Insurance’s bond portfolio of  $140.8 which is principally comprised of corporate and other bonds.

At December 31, 2023, 79.1% (December 31, 2022 – 80.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.6% (December 31, 2022 – 60.6%) rated AA or better (primarily consisting of government bonds). The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of  $1,415.3, other government bonds of  $421.7 and Canadian government bonds of  $415.9. The increase in bonds rated AA/Aa was primarily due to net purchases of other government bonds of  $575.6 and net purchases of corporate and other bonds of  $78.1. The increase in bonds rated A/A was primarily due to net purchases of corporate bonds of  $1,197.1, and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of  $495.8, partially offset by the net sale of other government bonds of  $173.1. The increase in bonds rated BBB/Baa was primarily due to the credit rating upgrade of Greek government bonds from BB/Ba to BBB/Baa and net purchases of other government bonds of  $441.6, partially offset by the net sales of corporate and other bonds of  $430.6. The decrease in bonds rated BB/Ba was principally due to the credit rating upgrade of Greek government bonds from BB/Ba to BBB/Baa. The increase in unrated bonds primarily reflected net purchases of first mortgage loans of  $2,261.5, the consolidation of Gulf Insurance’s bond portfolio of  $140.8 which is principally comprised of corporate and other bonds, and the promissory note received on Brit’s sale of Ambridge as described in note 21.
At December 31, 2023 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $4,704.6 (December 31, 2022 – $3,599.2), which represented approximately 7.3% (December 31, 2022 – 6.5%) of the total investment portfolio. Exposure to the largest single issuer of corporate debt instrument at December 31, 2023 was the company’s investment in Bank of Nova Scotia of  $453.0 (December 31, 2022 – BP Capital Markets America Inc. of $427.7), which represented approximately 0.7% (December 31, 2022 – 0.8%) of the total investment portfolio.
Counterparties to derivative contracts
Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.
Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:
	December 31, 2023	December 31, 2022
Total derivative assets(1)	656.6	256.1
Obligations that may be offset under net settlement arrangements	(48.8)	(33.0)
Fair value of collateral deposited for the benefit of the company(2)	(527.9)	(216.0)
Excess collateral pledged by the company in favour of counterparties	7.2	4.6
Net derivative counterparty exposure after net settlement and collateral arrangements	87.1	11.7

(1)
Excludes equity warrants, equity call options, and other derivatives which are not subject to counterparty risk. Also excludes at December 31, 2022 the AVLNs entered with RiverStone Barbados.

(2)
Excludes excess collateral pledged by counterparties of  $6.6 at December 31, 2023 (December 31, 2022 – $68.4).

Collateral deposited for the benefit of the company at December 31, 2023 consisted of cash of  $42.2 and government securities of  $492.3 (December 31, 2022 – $9.5 and $274.9). The company had not exercised its right to sell or repledge collateral at December 31, 2023.
Reinsurance contract assets held
Credit risk on the company’s reinsurance contract assets held existed at December 31, 2023 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of  $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.
The company’s reinsurance analysts collect and maintain individual operating company and group reinsurance exposures across the company and conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for the group on the risk of non-performance by the reinsurer. Reinsurers rated A- or higher by A.M. Best represented 88% of the total reinsurance exposure at December 31, 2023, with the remaining 12% primarily representing pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk, and unrated reinsurers which are substantially collateralized. The company had the benefit of  $1.1 billion in the form of letters of credit or trust funds to fully or partially collateralize certain reinsurance assets.
The company’s gross exposure to credit risk from its reinsurers increased during 2023, with reinsurance contract assets held of  $10,887.7 at December 31, 2023 compared to $9,691.5 at December 31, 2022, primarily reflecting the consolidation of Gulf Insurance and increased business volumes.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.
Holding Company
The holding company’s known significant commitments for 2024 consist of payment of a common share dividend of  $363.1 ($15.00 per common share, paid in January 2024), redemptions of the August 2024 unsecured senior notes of  $279.3 (redeemed in January 2024) and the March 2025 unsecured senior notes of Cdn$348.6 using net proceeds from the offering described in note 15, a mandatory tender offer to all other holders of Gulf Insurance shares (commenced February 18, 2024), an annual payment of  $165.0 to KIPCO pursuant to the Gulf Insurance acquisition, a capital contribution of  $140.0 to Run-off to augment capital (contributed in February 2024), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.
The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2023 of  $1,749.1 provides adequate liquidity to meet the holding company’s known commitments in 2024. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2023.
On May 25, 2023 Brit paid a special dividend of  $275.0 to the holding company as a result of the net proceeds from the sale of Ambridge, its Managing General Underwriter operations, as described in note 21.
The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2023 the holding company received net cash of  $304.2 (2022 – $154.8) (excluding the impact of collateral requirements) in connection with the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks.
Insurance and reinsurance subsidiaries
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments.
At December 31, 2023 portfolio investments, including investments held by non-insurance companies and net of derivative obligations, was $63.0 billion (December 31, 2022 – $54.2 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, first mortgage loans, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2023 these asset classes represented approximately 20.7% (December 31, 2022 – 14.1%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2024 of  $376.3, primarily related to AGT and Boat Rocker’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of  $1,461.2 at December 31, 2023 (December 31, 2022 – $1,117.5).
Maturity profile of insurance contract liabilities
The following table sets out the maturity profile of the company’s insurance contract liabilities based on the expected undiscounted future cash flows, excluding the risk adjustment:
	Maturity profile of insurance contract liabilities(1)
	1 year or less	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total
December 31, 2023	15,080.6	7,544.2	5,414.4	3,972.1	3,168.5	11,111.8	46,291.6
December 31, 2022	12,550.3	7,487.2	5,048.8	3,868.9	2,596.8	9,928.3	41,480.3

(1)
Excludes the liability for remaining coverage for contracts measured under the PAA.

The timing of claims payments is not fixed and represents the company’s best estimate.
Maturity profile of financial liabilities
The following tables set out the maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2023
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,857.5	1,210.8	920.9	350.9	591.3	4,931.4
Insurance contract payables	422.0	96.5	304.3	132.8	251.3	1,206.9
Borrowings – holding company and insurance and reinsurance companies:
Principal	545.3(2)	198.5	1,341.7	2,185.9	3,673.5(3)	7,944.9
Interest	90.4	247.4	611.1	480.8	531.0(3)	1,960.7
Borrowings – non-insurance companies:
Principal	28.4	347.9	478.6	686.9	364.5	1,906.3
Interest	31.0	71.2	144.5	80.7	70.7	398.1
	2,974.6	2,172.3	3,801.1	3,918.0	5,482.3	18,348.3

(1)
Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

(2)
Includes the redemptions of the August 2024 and March 2025 unsecured senior notes as described in note 15.

(3)
Excludes the re-opening of the December 2023 unsecured senior notes of  $200.0 completed subsequent to December 31, 2023 as described in note 15.

	December 31, 2022
	Restated
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,458.3	1,047.0	899.5	363.1	559.1	4,327.0
Insurance contract payables	490.3	312.3	57.2	317.0	225.9	1,402.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	0.1	0.2	1,051.4	904.2	4,704.4	6,660.3
Interest	84.3	209.2	567.0	462.2	598.9	1,921.6
Borrowings – non-insurance companies:
Principal	254.5	117.3	781.9	61.3	798.2	2,013.2
Interest	26.9	69.0	148.6	83.6	83.1	411.2
	2,314.4	1,755.0	3,505.6	2,191.4	6,969.6	16,736.0

(1)
Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.
The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:
	December 31, 2023				December 31, 2022
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Equity total return swaps – long positions	28.5	0.1	3.9	32.5	19.1	0.3	–	19.4
Foreign currency forward and swap contracts	97.6	0.9	60.3	158.8	51.1	5.0	50.7	106.8
Other derivative contracts	90.3	134.9	28.4	253.6	25.6	38.5	0.7	64.8
	216.4	135.9	92.6	444.9	95.8	43.8	51.4	191.0
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2023 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $37.4 billion (December 31, 2022 – $29.0 billion) that is subject to interest rate risk.
The company’s exposure to interest rate risk increased during 2023 primarily due to net re-investments of proceeds on sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds (primarily with maturities between 5 to 7 years), net purchases of corporate bonds, other government bonds and first mortgage loans, and the consolidation of Gulf Insurance’s fixed income portfolio.
To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7). See note 5 for details of the company’s fixed income maturity profile. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of  $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans. There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2023 compared to December 31, 2022.
Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and,

FAIRFAX FINANCIAL HOLDINGS LIMITED

consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.
The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.
	December 31, 2023			December 31, 2022
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	35,043.3	(1,934.7)	(6.4)	27,944.0	(852.9)	(3.7)
100 basis point increase	36,212.0	(991.9)	(3.3)	28,461.5	(435.4)	(1.9)
No change	37,441.0	–	–	29,001.2	–	–
100 basis point decrease	38,803.0	1,098.1	3.6	29,616.2	496.4	2.1
200 basis point decrease	40,274.9	2,284.7	7.6	30,289.0	1,039.7	4.4

(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7) and certain interest rate swaps to receive fixed rates in exchange for the obligation to pay floating rates on a notional amount of  $1,900.0 (December 31, 2022 – nil).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.
The table below displays the potential effects of 100 and 200 basis point parallel increases and decreases in interest rates on the net liability for incurred claims for insurance contracts, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at December 31, 2023 and 2022, and the hypothetical effect on net earnings:
	December 31, 2023		December 31, 2022
	Net liability for incurred claims(1)	Hypothetical change in net earnings	Net liability for incurred claims(1)	Hypothetical change in net earnings
Change in interest rates
200 basis point increase	28,081.6	1,278.6	25,254.5	1,233.7
100 basis point increase	28,862.7	655.3	25,864.4	623.9
No change	29,688.4	–	26,488.3	–
100 basis point decrease	30,625.0	(751.5)	27,127.6	(639.3)
200 basis point decrease	31,627.3	(1,551.7)	27,784.0	(1,295.8)

(1)
Calculated as the LIC of insurance contract liabilities less the AIC of reinsurance contract assets held, excluding other net receivable balances, primarily comprising the receivable from reinsurers on paid losses, funds withheld, and other.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the consistent duration of the net liability for incurred claims in future periods, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary.
Market price fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, increased inflationary pressures and interest rates have increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2023 compared to December 31, 2022 as shown in the table below.
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the effect of the company’s equity and equity-related holdings on the company’s financial position as at December 31, 2023 and 2022 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at December 31, 2023 of  $9,496.6 (December 31, 2022 – $8,183.3) as a component of its equity and equity-related holdings when assessing its equity exposures.
	December 31, 2023		December 31, 2022		Year ended December 31, 2023	Year ended December 31, 2022
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks	7,317.8	7,317.8	5,234.4	5,234.4	464.4	(242.7)
Bonds and preferred stocks – convertible(1)	414.0	414.0	458.7	458.7	77.1	(241.4)
Investments in associates(1)(2)	9,496.6	7,668.6	8,183.3	6,786.6	322.0	45.1
Equity derivatives(3)	2,060.2	563.2	2,076.0	269.4	357.2	190.8
Other	–	–	–	–	(3.1)	4.4
Long equity exposures and financial effects	19,288.6	15,963.6	15,952.4	12,749.1	1,217.6	(243.8)

(1)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(2)
Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.

(3)
Includes net gains on investments of  $624.8 (2022 – $255.4) recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings as a result of changes in global equity markets at December 31, 2023 and 2022. The analysis assumes variations of 10% and 20% (December 31, 2022 – 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.
	December 31, 2023
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	11,707.2	10,742.2	9,792.0	8,872.2	8,001.8
Hypothetical $ change in net earnings	1,622.6	805.4	–	(781.1)	(1,522.8)
Hypothetical % change in fair value	19.6	9.7	–	(9.4)	(18.3)
	December 31, 2022
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	9,297.5	8,531.9	7,769.1	7,010.3	6,258.5
Hypothetical $ change in net earnings	1,301.9	649.8	–	(646.8)	(1,287.8)
Hypothetical % change in fair value	19.7	9.8	–	(9.8)	(19.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

The change in fair value of non-insurance investments in associates and joint ventures has been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. Changes in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as those investments are considered long term strategic holdings.
At December 31, 2023 the company’s ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates and joint ventures totaled $8,812.2 or 13.6% of the total investment portfolio (December 31, 2022 – $6,958.2 or 12.5%), of which the largest single holding was the company’s investment in Eurobank of  $2,099.5 (note 6) or 3.2% of the total investment portfolio (December 31, 2022 – $1,507.6 or 2.7%).
Foreign currency risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including insurance revenue and insurance service expenses that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2023 compared to December 31, 2022.
The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.
At December 31, 2023 the company has designated the carrying value of Cdn$2,788.6 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of  $2,061.1 (December 31, 2022 – principal amount of Cdn$2,800.0 with a fair value of  $1,926.8) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2023 the company recognized after-tax losses of  $56.6 (2022 – after-tax gains of  $149.5) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. Subsequent to December 31, 2023, the company will redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 as described in note 15, which will result in a reduction of the hedge in the first quarter of 2024.
At December 31, 2023 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of  $791.9 (December 31, 2022 – principal amount of €750.0 with a fair value of  $698.3) as a hedge of its net investment in European operations with a euro functional currency. During 2023 the company recognized after-tax losses of  $27.8 (2022 – after-tax gains of  $51.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:
	2023	2022
		Restated
Net gains (losses) on investments:
Investing activities	111.4	(367.0)
Underwriting activities	(170.2)	169.8
Foreign currency contracts	(60.0)	53.6
Foreign currency net losses	(118.8)	(143.6)
Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.
The tables below present, in U.S. dollars, the foreign currency assets and liabilities to which the company is principally exposed, showing separately those assets and liabilities that result in foreign currency transaction gains and losses in the consolidated statement of earnings and those that result in foreign currency translation gains and losses in the consolidated statement of other comprehensive income. The tables also present the approximate effect of a 10% appreciation of the U.S. dollar against each of the principal foreign currencies on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2023 with all other variables held constant.
Foreign currency effects on the consolidated statements of earnings
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated		Restated		Restated		Restated
Assets	1,938.1	1,602.8	1,190.2	830.2	1,363.5	1,370.3	1,841.3	1,858.4
Liabilities	(723.7)	(465.3)	(1,503.6)	(1,079.8)	(2,048.3)	(1,747.4)	(220.9)	(190.5)
Net asset (liability) exposure	1,214.4	1,137.5	(313.4)	(249.6)	(684.8)	(377.1)	1,620.4	1,667.9
Notional long (short) amount of foreign currency forward contracts	(1,387.0)	(1,258.2)	(833.5)	(208.7)	(64.1)	87.0	–	3.4
Net asset (liability) exposure after foreign currency forward contracts	(172.6)	(120.7)	(1,146.9)	(458.3)	(748.9)	(290.1)	1,620.4	1,671.3
Hypothetical change in pre-tax earnings (loss)	17.3	12.1	114.7	45.8	74.8	29.0	(162.0)	(167.1)
Hypothetical change in net earnings (loss)	16.2	8.9	96.2	36.8	63.1	25.9	(160.1)	(164.9)
The hypothetical effects at December 31, 2023 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:
Canadian dollar:   Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Odyssey Group, Crum & Forster, Brit and Allied World, partially offset by net assets at the group holding companies and CRC. The increase in net liability exposure after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 principally reflected higher insurance contract liabilities at Allied World and an increase in the notional short amount of Canadian dollar foreign currency forward contracts, partially offset by higher Canadian-denominated investments at the holding companies.
Euro:   Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Odyssey Group, Allied World, Crum & Forster and Brit. The increase in net liability exposure

FAIRFAX FINANCIAL HOLDINGS LIMITED

after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 primarily reflected an increase in the notional short amount of euro currency forward contracts.
British pound sterling:   Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Allied World, Brit and Odyssey Group, partially offset by net assets at Crum & Forster and Eurolife. The net liability exposure after foreign currency forward contracts at December 31, 2023 compared to the net asset exposure after foreign currency forward contracts at December 31, 2022 primarily reflected an increase in insurance contract liabilities at Brit and an increase in the notional short amount of British pound sterling foreign currency forward contracts at December 31, 2023.
Indian rupee:   Net asset exposure after foreign currency forward contracts at December 31, 2023 primarily related to net assets at Fairfax Asia. The decrease in net asset exposure after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 primarily reflected an increase in insurance contract liabilities at Singapore Re.
Foreign currency effects on the consolidated statements of other comprehensive income
	Canadian dollar		Euro		British pound sterling		Indian rupee
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated		Restated		Restated
Assets	11,437.4	10,712.5	9,393.8	7,937.1	2,255.9	1,818.7	4,110.8	3,697.6
Liabilities	(6,583.4)	(6,117.3)	(7,064.4)	(6,144.2)	(1,502.3)	(1,379.7)	(1,349.3)	(1,251.3)
Net asset exposure before hedge of net investment	4,854.0	4,595.2	2,329.4	1,792.9	753.6	439.0	2,761.5	2,446.3
Hedge of net investment	(2,107.6)	(2,057.7)	(821.5)	(792.2)	–	–	–	–
Net asset exposure after hedge of net investment	2,746.4	2,537.5	1,507.9	1,000.7	753.6	439.0	2,761.5	2,446.3
Hypothetical change in pre-tax other comprehensive income (loss)	(274.6)	(253.7)	(150.8)	(100.1)	(75.4)	(43.9)	(276.2)	(244.6)
Hypothetical change in other comprehensive income (loss)	(269.6)	(248.2)	(112.2)	(72.5)	(69.3)	(43.0)	(260.9)	(228.0)
The hypothetical effects at December 31, 2023 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:
Canadian dollar:   Primarily related to net investments in Northbridge and Canadian non-insurance companies (principally Recipe, Dexterra Group and Boat Rocker) and the company’s investments in associates (principally Stelco), partially offset by the impact of Canadian dollar denominated borrowings applied as a hedge of net investment in Canadian subsidiaries. The increase in net asset exposure after hedge of net investment at December 31, 2023 compared to December 31, 2022 primarily reflected increased net investment in Northbridge (reflecting strong net earnings in 2023, partially offset by dividends paid to the holding company) and an increased net investment in Odyssey Group’s Canadian branch, partially offset by decreases in net investments in Canadian non-insurance companies (primarily Farmers Edge (principally reflecting additional non-cash impairment charges recognized in 2023) and AGT (principally reflecting the significant devaluation of the Turkish Lira in 2023), partially offset by an increased net investment in Recipe (principally reflecting lower borrowings)).
Euro:   Primarily related to the company’s investments in associates (principally Eurobank) and net investments in Eurolife, Colonnade Insurance, Odyssey Group’s net investment in its European branches, and Grivalia Hospitality, partially offset by euro denominated borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure after hedge of net investment at December 31, 2023 compared to December 31, 2022 principally reflected increased net investment in Grivalia Hospitality and increased exposure in the company’s investments in associates (primarily related to share of profit of Eurobank).
British pound sterling:   Primarily related to Odyssey Group’s net investment in its Newline syndicate and investments in associates, with the increase in net asset exposure at December 31, 2023 compared to December 31, 2022 principally reflecting additional investments in associates and movements within Odyssey Group’s Newline syndicate’s insurance business.

Indian rupee:   Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2023 compared to December 31, 2022 principally reflected increased net investment in Fairfax India (principally reflecting higher net assets at most of Fairfax India’s subsidiaries).
Capital Management
The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $37,424.4 at December 31, 2023 compared to $31,643.6 at December 31, 2022.
The company manages its capital based on the following financial measurements and ratios:
	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
		Restated		Restated
Holding company cash and investments (net of derivative obligations)	1,749.1	1,326.4	1,749.1	1,326.4
Borrowings – holding company	6,928.9	5,887.6	6,928.9	5,887.6
Borrowings – insurance and reinsurance companies	895.6	733.4	895.6	733.4
Borrowings – non-insurance companies	1,899.0	2,003.9	–	–
Total debt	9,723.5	8,624.9	7,824.5	6,621.0
Net debt(1)	7,974.4	7,298.5	6,075.4	5,294.6
Common shareholders’ equity	21,615.0	17,780.3	21,615.0	17,780.3
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,750.4	3,902.9	3,115.8	2,212.5
Total equity	27,700.9	23,018.7	26,066.3	21,328.3
Net debt/total equity	28.8%	31.7%	23.3%	24.8%
Net debt/net total capital(2)	22.4%	24.1%	18.9%	19.9%
Total debt/total capital(3)	26.0%	27.3%	23.1%	23.7%
Interest coverage(4)	13.8x	13.1x	18.1x(6)	16.0x(6)
Interest and preferred share dividend distribution coverage(5)	12.1x	11.4x	15.0x(6)	13.4x(6)

(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Common shareholders’ equity increased to $21,615.0 at December 31, 2023 from $17,780.3 at December 31, 2022, primarily reflecting net earnings attributable to shareholders of Fairfax ($4,381.8), partially offset by payments of common and preferred share dividends ($294.9), and purchases of subordinate voting shares for cancellation ($273.6) and for use in share-based payment awards ($89.6). Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio decreased to 22.4% at December 31, 2023 from 24.1% at December 31, 2022, primarily as a result of increased total equity due to increases in common shareholders’ equity as noted above and increases in non-controlling interests, principally reflecting the consolidation of Gulf Insurance. The increase in net debt was principally due to the recognition of notes payable of  $579.2 relating to the Gulf Insurance acquisition, partially offset by decreased borrowings at the non-insurance companies. The consolidated total debt/total capital ratio decreased to 26.0% at December 31, 2023 from 27.3% at December 31, 2022, primarily as a result of increases in common shareholders’ equity.
In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2023 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.2 times (December 31, 2022 – 3.0 times) the authorized control level, except for TIG Insurance which had at least 2.0 times (December 31, 2022 – 2.0 times).
In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2023 and 2022 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2023 Northbridge’s subsidiaries had a weighted average MCT ratio of 255% (December 31, 2022 – 241%) of the minimum supervisory target.
Brit is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business and the Bermuda Monetary Authority for its Bermudan business. The management capital requirements for Brit are set using an internal model based on the prevailing regulatory framework in these jurisdictions. At December 31, 2023 Brit’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding from its revolving credit facility and amounted to $2,545.7 (December 31, 2022 – $2,052.7). This represented a surplus of  $1,050.4 (December 31, 2022 – $709.5) over Brit’s management capital requirements.
Gulf Insurance is governed by the local capital adequacy regulations issued by the Insurance Regulatory Unit (“IRU”) in the State of Kuwait. At December 31, 2023 Gulf Insurance had Regulatory Solvency Capital of 998% of the minimum capital required.
In countries other than the U.S., Bermuda, Canada, the U.K. and Kuwait where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2023 and 2022.

23.
Segmented Information

The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
Reporting segments
Property and Casualty Insurance and Reinsurance
North American Insurers – comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
Global Insurers and Reinsurers – comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
International Insurers and Reinsurers – comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment’s business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as by Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations. On December 26, 2023 the company commenced consolidating Gulf Insurance which operates across the MENA region as described in note 21.
Life insurance and Run-off
This reporting segment is comprised of the life insurance operations of Eurolife and Gulf Insurance (consolidated on December 26, 2023 as described in note 21), and U.S. Run-off, which includes TIG Insurance Company.
Non-insurance companies
This category includes other operating segments as follows:
Restaurants and retail – Comprised principally of Recipe and Sporting Life Group.
Fairfax India – Comprised of Fairfax India and its subsidiaries.
Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries, including Sterling Resorts.
Other – Comprised primarily of AGT, Dexterra Group, Grivalia Hospitality (consolidated July 5, 2022), Boat Rocker, Farmers Edge and Pethealth (deconsolidated on October 31, 2022, together with the Crum & Forster Pet Insurance Group from the North American Insurers reporting segment, pursuant to the transaction described in note 21).
Segment performance
Reporting segment revenue is principally evaluated using insurance revenue, a measure of gross underwriting activity.
Profitability of reporting segments is evaluated using operating income (loss), a pre-tax performance measure of operations that is comprised of insurance service result and other insurance operating expenses of the insurance and reinsurance operations, and the revenue and expenses of the non-insurance companies. Also included are interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Upon adoption of IFRS 17 the company determined that its measures of segment performance are as described above, and restated its 2022 segment results for those measures. Insurance revenue and operating income (loss) by reporting segment for the years ended December 31 were as follows:
2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Total
Reporting segment insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	–	27,341.2
Intercompany insurance revenue	(59.5)	(120.1)	(212.4)	(392.0)	(14.4)	–	(406.4)
Insurance revenue	8,077.7	15,480.2	3,241.4	26,799.3	135.5	–	26,934.8

Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	–	3,956.4
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	–	(966.4)
Interest and dividends(1)	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	1,681.6
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	990.0
Non-insurance revenue	–	–	–	–	–	6,614.5	6,614.5
Non-insurance expenses	–	–	–	–	–	(6,568.7)	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	5,707.4
Net finance expense from insurance contracts and reinsurance contract assets held							(1,605.6)
Net gains on investments							1,949.5
Gain on sale and consolidation of insurance subsidiaries (note 21)							549.8
Interest expense							(510.0)
Corporate overhead and other(2)							(182.8)
Pre-tax income							5,908.3
Provision for income taxes							(813.4)
Net earnings							5,094.9
Attributable to:
Shareholders of Fairfax							4,381.8
Non-controlling interests							713.1
							5,094.9

2022
Restated
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total
Reporting segment insurance revenue	7,260.6	14,790.2	2,852.1	24,902.9	139.8	–	25,042.7
Intercompany insurance revenue	(45.9)	(96.8)	(196.5)	(339.2)	–	–	(339.2)
Insurance revenue	7,214.7	14,693.4	2,655.6	24,563.7	139.8	–	24,703.5

Insurance service result	964.0	1,886.7	230.2	3,080.9	(80.0)	–	3,000.9
Other insurance operating expenses	(262.3)	(293.9)	(145.6)	(701.8)	45.4	–	(656.4)
Interest and dividends(1)	234.0	413.3	98.8	746.1	55.6	26.6	828.3
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	911.9
Non-insurance revenue	–	–	–	–	–	5,581.6	5,581.6
Non-insurance expenses	–	–	–	–	–	(5,520.9)	(5,520.9)
Operating income	1,175.5	2,435.4	235.8	3,846.7	77.4	221.3	4,145.4
Net finance income from insurance contracts and reinsurance contract assets held							1,617.3
Net losses on investments							(1,573.2)
Gain on sale and consolidation of insurance subsidiaries (note 21)							1,219.7
Interest expense							(452.8)
Corporate overhead and other(2)							(52.2)
Pre-tax income							4,904.2
Provision for income taxes							(1,092.5)
Net earnings							3,811.7
Attributable to:
Shareholders of Fairfax							3,374.2
Non-controlling interests							437.5
							3,811.7

(1)
Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.

(2)
Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	2023	2022
Corporate overhead as presented in the consolidated statements of earnings	430.2	296.7
Holding company interest and dividends	31.0	(9.6)
Holding company share of profit of associates	(32.2)	(110.5)
Investment management and administration fee income and other	(246.2)	(124.4)
Corporate overhead and other as presented in the tables above	182.8	52.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities
Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:
	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated				Restated		Restated
Property and Casualty Insurance and Reinsurance
North American Insurers	1,136.3	1,217.7	–	–	18,133.1	16,323.1	10,831.0	9,807.4
Global Insurers and Reinsurers	3,337.7	2,893.3	–	–	46,713.3	41,720.6	30,233.2	27,525.2
International Insurers and Reinsurers	845.6	592.0	343.4	–	12,648.3	7,662.1	6,192.1	3,656.6
	5,319.6	4,703.0	343.4	–	77,494.7	65,705.8	47,256.3	40,989.2
Life insurance and Run-off	429.5	348.1	–	0.4	6,541.9	5,928.5	5,448.1	4,927.6
Non-insurance companies	1,460.6	1,378.5	12.4	151.6	9,049.6	8,611.4	5,012.5	4,820.6
Holding company and eliminations and adjustments	827.6	1,006.1	–	–	(1,101.1)	(1,427.2)	6,567.3	5,062.4
Consolidated	8,037.3	7,435.7	355.8	152.0	91,985.1	78,818.5	64,284.2	55,799.8
Product Line
Insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers	2,001.5	1,712.8	5,634.6	5,078.7	441.6	423.2	8,077.7	7,214.7
Global Insurers and Reinsurers	5,848.2	5,239.6	8,561.7	8,516.3	1,070.3	937.5	15,480.2	14,693.4
International Insurers and Reinsurers	1,893.5	1,534.1	738.9	640.0	609.0	481.5	3,241.4	2,655.6
	9,743.2	8,486.5	14,935.2	14,235.0	2,120.9	1,842.2	26,799.3	24,563.7
Life insurance and Run-off	–	–	13.2	21.4	122.3	118.4	135.5	139.8
Insurance revenue	9,743.2	8,486.5	14,948.4	14,256.4	2,243.2	1,960.6	26,934.8	24,703.5
Distribution of insurance revenue	36.2%	34.4%	55.5%	57.7%	8.3%	7.9%	100.0%	100.0%
Geographic Region
Insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers	2,287.1	2,162.0	5,760.3	5,025.2	1.4	1.8	28.9	25.7	8,077.7	7,214.7
Global Insurers and Reinsurers	485.4	482.2	11,148.1	10,879.8	963.2	881.3	2,883.5	2,450.1	15,480.2	14,693.4
International Insurers and Reinsurers	0.2	–	1.1	4.8	994.0	703.4	2,246.1	1,947.4	3,241.4	2,655.6
	2,772.7	2,644.2	16,909.5	15,909.8	1,958.6	1,586.5	5,158.5	4,423.2	26,799.3	24,563.7
Life insurance and Run-off	–	–	13.2	21.4	–	–	122.3	118.4	135.5	139.8
Insurance revenue	2,772.7	2,644.2	16,922.7	15,931.2	1,958.6	1,586.5	5,280.8	4,541.6	26,934.8	24,703.5
Distribution of insurance revenue	10.3%	10.7%	62.8%	64.5%	7.3%	6.4%	19.6%	18.4%	100.0%	100.0%

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

Non-insurance companies
Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:
	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other(3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	1,772.3	1,710.3	263.3	216.7	941.6	611.0	3,637.3	3,043.6	6,614.5	5,581.6
Expenses	(1,690.7)	(1,582.2)	(251.4)	(208.1)	(906.5)	(600.8)	(3,720.1)	(3,129.8)	(6,568.7)	(5,520.9)
Pre-tax income (loss) before interest expense and other(4)	81.6	128.1	11.9	8.6	35.1	10.2	(82.8)	(86.2)	45.8	60.7
Interest and dividends	9.9	9.9	(87.4)	21.4	–	–	1.4	(4.7)	(76.1)	26.6
Share of profit (loss) of associates	–	(0.1)	151.1	132.0	(0.1)	0.3	1.2	1.8	152.2	134.0
Operating income (loss)	91.5	137.9	75.6	162.0	35.0	10.5	(80.2)	(89.1)	121.9	221.3

(1)
These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(3)
Included in Expenses is a non-cash goodwill impairment charge recognized on Farmers Edge of  $63.5 (2022 – $133.4).

(4)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2023 and 2022 present the assets, liabilities and non-controlling interests of each reporting segment in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. In the table below, the company’s three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.
	December 31, 2023					December 31, 2022
						Restated
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	270.9	–	–	1,510.7	1,781.6	316.6	–	–	1,029.2	1,345.8
Insurance contract receivables	915.3	10.8	–	–	926.1	636.2	12.7	–	–	648.9
Portfolio investments(1)	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1	49,038.8	4,275.4	2,119.3	(1,108.8)	54,324.7
Reinsurance contract assets held	11,373.4	454.3	–	(940.0)	10,887.7	10,310.9	413.4	–	(1,032.8)	9,691.5
Deferred income tax assets	17.8	1.3	54.1	227.9	301.1	(40.6)	(6.4)	54.5	129.8	137.3
Goodwill and intangible assets	4,245.7	8.4	2,121.6	0.6	6,376.3	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	250.8	338.8	–	(589.6)	–	206.3	364.1	–	(570.4)	–
Other assets	2,059.8	1,394.8	4,377.4	458.2	8,290.2	1,673.7	832.5	4,153.2	321.9	6,981.3
Investments in Fairfax insurance and reinsurance affiliates(2)	181.0	15.5	–	(196.5)	–	167.1	29.3	–	(196.4)	–
Total assets	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5
Liabilities
Accounts payable and accrued liabilities	2,083.7	257.6	2,625.6	520.3	5,487.2	1,901.8	257.6	2,430.7	216.5	4,806.6
Derivative obligations	351.4	–	61.0	32.5	444.9	113.5	–	58.2	19.3	191.0
Deferred income tax liabilities	672.5	69.6	274.2	234.0	1,250.3	516.7	43.2	252.4	55.7	868.0
Insurance contract payables	553.5	653.4	–	–	1,206.9	785.4	617.3	–	–	1,402.7
Insurance contract liabilities	42,649.9	4,466.7	–	(945.2)	46,171.4	36,921.3	4,009.2	–	(1,023.9)	39,906.6
Due to affiliates	49.7	0.8	159.9	(210.4)	–	17.1	0.3	82.4	(99.8)	–
Borrowings – holding company and insurance and reinsurance companies	895.6	–	–	6,928.9	7,824.5	733.4	–	–	5,887.6	6,621.0
Borrowings – non-insurance companies	–	–	1,891.8	7.2	1,899.0	–	–	1,996.9	7.0	2,003.9
Total liabilities	47,256.3	5,448.1	5,012.5	6,567.3	64,284.2	40,989.2	4,927.6	4,820.6	5,062.4	55,799.8
Equity
Shareholders’ equity attributable to shareholders of Fairfax	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5	22,504.1	1,000.9	2,100.4	(6,489.6)	19,115.8
Non-controlling interests	3,103.5	12.3	1,634.6	–	4,750.4	2,212.5	–	1,690.4	–	3,902.9
Total equity	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9	24,716.6	1,000.9	3,790.8	(6,489.6)	23,018.7
Total liabilities and total equity	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

24.
Expenses

Expenses for the company’s insurance and reinsurance companies and non-insurance companies for the years ended December 31 were comprised as follows:
	Year ended December 31, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	–	11,992.5	11,992.5	–	11,992.5	–	11,992.5
Premium taxes	276.0	–	276.0	–	276.0	–	276.0
Commissions	3,582.7	–	3,582.7	–	3,582.7	–	3,582.7
Cost of sales	–	–	–	–	–	4,059.6	4,059.6
Compensation expense	586.3	863.5	1,449.8	772.7	2,222.5	1,120.4	3,342.9
Administrative expense and other	297.2	402.2	699.4	623.9	1,323.3	1,388.7	2,712.0
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7
As presented in the consolidated statement of earnings:
Insurance service expenses	4,742.2	17,201.9	21,944.1	–	21,944.1	–	21,944.1
Recoveries of insurance service expenses	–	(3,943.7)	(3,943.7)	–	(3,943.7)	–	(3,943.7)
Other insurance operating expenses and Corporate and other expenses	–	–	–	1,396.6	1,396.6	–	1,396.6
Non-insurance expenses	–	–	–	–	–	6,568.7	6,568.7
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7
	Year ended December 31, 2022 Restated
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable expenses			Non-directly attributable expenses	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non- insurance expenses

Losses on claims, net(2)	–	11,629.7	11,629.7	–	11,629.7	–	11,629.7
Premium taxes	252.7	–	252.7	–	252.7	–	252.7
Commissions	3,234.5	–	3,234.5	–	3,234.5	–	3,234.5
Cost of sales	–	–	–	–	–	3,349.4	3,349.4
Compensation expense	605.7	843.2	1,448.9	656.7	2,105.6	1,023.8	3,129.4
Administrative expense and other	273.6	353.5	627.1	296.4	923.5	1,147.7	2,071.2
Total	4,366.5	12,826.4	17,192.9	953.1	18,146.0	5,520.9	23,666.9
As presented in the consolidated statement of earnings:
Insurance service expenses	4,366.5	16,100.8	20,467.3	–	20,467.3	–	20,467.3
Recoveries of insurance service expenses	–	(3,274.4)	(3,274.4)	–	(3,274.4)	–	(3,274.4)
Other insurance operating expenses and Corporate and other expenses	–	–	–	953.1	953.1	–	953.1
Non-insurance expenses	–	–	–	–	–	5,520.9	5,520.9
Total	4,366.5	12,826.4	17,192.9	953.1	18,146.0	5,520.9	23,666.9

(1)
Includes Life insurance and Run-off, and the group holding companies.

(2)
Includes the effects of discounting and changes in the risk adjustment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

25.
Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.
	December 31, 2023
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.4	325.4	406.8	–	–	–	81.4	325.4	406.8
Holding company assets pledged for derivative obligations	–	2.5	2.5	–	–	–	–	2.5	2.5
Subsidiary cash and short term investments	2,172.9	2,347.3	4,520.2	188.1	448.9	637.0	2,361.0	2,796.2	5,157.2
Fairfax India	179.4	12.5	191.9	0.2	5.1	5.3	179.6	17.6	197.2
	2,433.7	2,687.7	5,121.4	188.3	454.0	642.3	2,622.0	3,141.7	5,763.7
	December 31, 2022
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	72.7	479.4	552.1	–	–	–	72.7	479.4	552.1
Holding company assets pledged for derivative obligations	–	40.6	40.6	–	–	–	–	40.6	40.6
Subsidiary cash and short term investments	3,243.3	2,105.6	5,348.9	500.8	353.6	854.4	3,744.1	2,459.2	6,203.3
Fairfax India	34.5	143.5	178.0	0.8	6.0	6.8	35.3	149.5	184.8
	3,350.5	2,769.1	6,119.6	501.6	359.6	861.2	3,852.1	3,128.7	6,980.8

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:
	2023	2022
		Restated
Net (purchases) sales of investments classified at FVTPL
Short term investments	1,592.6	6,352.5
Bonds	(5,910.6)	(16,016.2)
Preferred stocks	(135.1)	(293.2)
Common stocks	(1,000.6)	(63.6)
Net derivatives and other invested assets	(45.4)	380.3
	(5,499.1)	(9,640.2)
Changes in operating assets and liabilities
Net decrease in restricted cash and cash equivalents	250.4	393.7
Insurance contract receivables	(282.4)	(1.6)
Reinsurance contract assets held	(723.0)	45.7
Insurance contract payables	(301.5)	(270.5)
Insurance contract liabilities	4,286.1	994.3
Other receivables	(270.9)	(348.0)
Accounts payable and accrued liabilities	541.2	326.1
Other	(423.6)	(337.2)
	3,076.3	802.5
Net interest and dividends received
Interest and dividends received	1,595.1	1,030.8
Interest paid on borrowings	(428.1)	(360.5)
Interest paid on lease liabilities	(54.8)	(48.1)
	1,112.2	622.2
Net income taxes paid	(713.9)	(416.4)

26.
Related Party Transactions

Management and Director Compensation
Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:
	2023	2022
Salaries and other short-term employee benefits	14.5	10.2
Share-based payments	7.3	5.7
	21.8	15.9
Compensation for the company’s Board of Directors for the years ended December 31 was as follows:
	2023	2022
Retainers and fees	1.4	1.7
Share-based payments	0.2	0.3
	1.6	2.0
Transactions with subsidiaries
Fairfax India Performance Fee Receivable
At December 31, 2023 the holding company had a performance fee receivable of  $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

27.
Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2023 the company consolidated Gulf Insurance as described in note 21. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.
December 31, 2023	Domicile	Fairfax’s ownership (100% other than as shown below)

Property and casualty insurance and reinsurance
North American Insurers
Northbridge Financial Corporation (Northbridge)	Canada
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Global Insurers and Reinsurers
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Brit Limited (Brit)	England and Wales	86.2%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	83.4%
International Insurers and Reinsurers
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%
Gulf Insurance Group K.S.C.P. (Gulf Insurance)	Kuwait	90.0%
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.3%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
The Falcon Insurance Public Company Limited (Falcon Thailand)	Thailand	96.7%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore
Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

December 31, 2023	Domicile	Fairfax’s ownership	Primary business

Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	84.0%	Franchisor, owner and operator of restaurants
Sporting Life Group Limited (Sporting Life Group)	Canada	88.5%	Canadian sports lifestyle retail organization
Fairfax India
Fairfax India Holdings Corporation (Fairfax India)	Canada	42.5%(1)	Invests in public and private Indian businesses
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	64.6%	Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	64.6%	Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	59.6%	Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	49.3%(2)	Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	44.9%(3)	Entertainment content creator, producer and distributor
Farmers Edge Inc. (Farmers Edge)	Canada	61.2%	Provider of advanced digital tools for agriculture
Grivalia Hospitality S.A. (Grivalia Hospitality)	Greece	85.2%	Hospitality real estate investor, developer and manager

(1)
The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 95.2%.

(2)
The company has de facto voting control of Dexterra Group as its largest equity and voting shareholder.

(3)
The company has voting rights of 56.1% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(as of March 8, 2024)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)
Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations
(1)
Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)
In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)
The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $10.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.
Adoption of IFRS 17 Insurance Contracts (“IFRS 17”) on January 1, 2023
On January 1, 2023 Fairfax adopted the new accounting standard for insurance contracts (IFRS 17).
•
It has resulted in considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance operations – the most significant being the discounting of the company’s net insurance liabilities and the addition of a risk adjustment for uncertainty.

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
This new accounting standard has not changed the way management evaluates the performance of its insurance and reinsurance operations. The company remains focused on underwriting profit on an undiscounted basis with strong reserving and all of the property and casualty insurance and reinsurance operations continue to use the traditional industry measures of gross premiums written, net premiums written and combined ratios to manage their business.

•
A reconciliation from insurance service result presented within note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023 to underwriting profit, a metric historically presented within the company’s MD&A, is included within the Overview of Consolidated Performance and Components of Net Earnings sections of this MD&A for each of the company’s property and casualty insurance and reinsurance reporting segments.

•
In accordance with the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022 and the prior year presented in the consolidated financial statements was restated. The prior year and additional prior period information included in historical tables presented in this MD&A were restated where indicated.

•
Refer to note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023 and to the Accounting and Disclosure Matters section at the end of this MD&A, under the heading Adoption of IFRS 17 Insurance Contracts, for additional details.

Impact on Consolidated Financial Statements
Common Shareholders’ Equity and Book value per basic share
The table below summarizes the measurement adjustments to the restated consolidated balance sheets, recorded through retained earnings as at January 1, 2022 and as at December 31, 2022, and the benefit to book value per basic share:
	December 31, 2022	January 1, 2022
Common shareholders’ equity as previously reported (book value per basic share at December 31, 2022 – $657.68 and January 1, 2022 – $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders’ equity as restated (book value per basic share at December 31, 2022 – $762.28 and January 1, 2022 – $636.89)	17,780.3	15,199.8

•
The effect of initially applying IFRS 17 was an increase in common shareholders’ equity of  $150.2 as presented in the table above which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022.

•
The cumulative effect of initially applying IFRS 17 was an increase in common shareholders’ equity of $2,439.6 (an increase in book value per basic share of  $104.60), as presented in the table above, and was principally comprised of  (i) the impact on the January 1, 2022 consolidated balance sheet of  $150.2 recognized in retained earnings, and (ii) the increase in consolidated net earnings attributable to shareholders of Fairfax for 2022 of  $2,227.0.

•
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from non-financial risk from the insurance contracts and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2023 of 83.8% (December 31, 2022 – 84.0%; and January 1, 2022 – 84.4%). Refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023, under the heading “Risk adjustment for non-financial risk”, for additional details.
Consolidated Statement of Earnings for the year ended December 31, 2022
The table below summarizes the measurement adjustments to the restated net earnings (loss) attributable to shareholders of Fairfax in 2022:
2022
Net earnings attributable to shareholders of Fairfax as previously reported (net earnings per diluted share of $43.49)	1,147.2
IFRS 17 measurement adjustments:
Discounting of losses and loss adjustment expenses, net recognized in insurance service result	1,514.5
Net finance income, primarily the effect of increases in discount rates during the year	1,617.3
Inclusion of a specific risk adjustment for non-financial risk of losses and loss adjustment expenses, net and other recognized in insurance service result	(213.7)
Foreign exchange and other measurement adjustments	266.7
Deferred income taxes	(665.2)
Non-controlling interests	(292.6)
2,227.0
Net earnings attributable to shareholders of Fairfax as restated (net earnings per diluted share of $131.37)	3,374.2
Measurement adjustments	Analysis
Effects of discounting in insurance service result
Discounting losses and ceded losses on claims recorded in the period: cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.

During 2022 the duration of the company’s current accident year net reserves required the majority be discounted using rates that ranged from the 1-year euro yield curve at 3.48% to the 5-year U.S. dollar yield curve at 4.90%.

Net finance income (expense) from insurance contracts and reinsurance contract assets held
Changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the LRC under the GMM and the LIC under all measurement models at current rates.

Reflects the benefit of a general increase in discount rates during 2022 as the change in the interest rate environment was more pronounced in 2022 compared to the transition adjustment recorded in retained earnings as at January 1, 2022, which was partially offset by interest accretion from unwinding of the discount.

Deferred income taxes and other
Primarily comprised of the above noted items tax effected at the underlying operating companies’ statutory tax rates and the allocation of the net earnings impact to non-controlling interests at Allied World, Odyssey Group and Brit.

Overview of Consolidated Performance
The analysis that follows presents the company’s five year track record in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.
Five year Financial Profile
Net earnings attributable to shareholders of Fairfax
2023 was the best year in Fairfax’s history with net earnings of  $4,381.8, producing record adjusted operating income of  $3,938.5 (or operating income of  $5,730.1 including the benefit of discounting, net of a risk adjustment on claims) from the property and casualty insurance and reinsurance operations, reflecting records achieved in core underwriting performance and interest and dividends, and increased share of profit of associates.
Since 2019, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 70.9% to a record $28,890.1 (from $16,904.8), in turn increasing both their total float (year-end float increased by 62.0% from $20,631.1 to $33,415.9) and their total investments, net of derivative obligations (increased by 69.4% from $32,997.5 to $55,892.6). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of  $1,522.2 (an increase of 285.9% from $394.5), together with historic interest and dividends of  $1,654.7 (an increase of 151.9% from $657.0) and continued strength in share of profit of associates (an increase to $761.6 from $56.0), reflecting continued growth and improvement in the associates.
Property and Casualty Insurance and Reinsurance
Underwriting Performance
•
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	977.1	2,828.0	330.8	4,135.9	964.0	1,886.7	230.2	3,080.9
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(262.3)	(293.9)	(145.6)	(701.8)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(1,334.7)	(96.0)	(1,813.6)	(249.0)	(982.0)	(71.7)	(1,302.7)
Changes in the risk adjustment and other	(0.7)	(14.3)	37.0	22.0	(19.7)	48.2	0.4	28.9
Underwriting profit	312.7	1,118.6	90.9	1,522.2	433.0	659.0	13.3	1,105.3
Interest and dividends	443.3	1,031.1	180.3	1,654.7	234.0	413.3	98.8	746.1
Share of profit of associates	165.1	469.2	127.3	761.6	239.8	429.3	52.4	721.5
Adjusted operating income	921.1	2,618.9	398.5	3,938.5	906.8	1,501.6	164.5	2,572.9
Combined ratios, discounted(1)	85.7%	77.7%	85.5%	81.0%	84.7%	84.1%	87.8%	84.6%
Combined ratios, undiscounted(2)	95.2%	91.7%	95.9%	93.2%	92.9%	94.8%	99.3%	94.7%
Adjusted operating income interest coverage(3)(4)				11.9x				8.1x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				9.9x				6.8x

(1)
A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.

(2)
A traditional performance measure of underwriting results within the property and casualty industry.

(3)
Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.

(4)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.

(5)
Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

•
Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 53.1% to a record of  $3,938.5 from $2,572.9, reflecting the best year in the company’s history for underwriting profit and interest and dividends.

•
The insurance service result of the property and casualty insurance and reinsurance operations increased from $3,080.9 in 2022 to $4,135.9 in 2023, primarily reflecting a greater benefit from discounting net losses on claims due to increased average discount rates during the year resulting in reduced losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, increased business volumes (net insurance revenue increased by 8.8%) and decreased current period catastrophe losses on an undiscounted basis.

Key drivers of Fairfax’s consolidated performance in 2023 compared to 2022, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.
					Catastrophe losses(1)		Net favourable prior year reserve development
	Gross premiums written, third party	Net premiums written	Underwriting profit	Combined ratios, undiscounted	Losses	Combined ratio impact, undiscounted	Favourable reserve development	Combined ratio impact, undiscounted
2019	16,904.8	13,261.1	394.5	96.9%	497.8	4.0%	479.8	3.8%
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%
% change 2023 over 2022	4.8%	3.5%
% change 2023 over 2019	70.9%	71.1%

(1)
Includes COVID-19 losses of  $55.1 and $668.7 in 2021 and 2020.

•
Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.5% to a record $22,695.4 from $21,927.0, and gross premiums written increased by 4.8%, reflecting growth across most operating companies, partially offset by decreases at Odyssey Group, principally reflecting the non-renewal of a significant quota share contract which contributed nominal underwriting profit, and decreased U.S. crop insurance, and at Brit, following strategic underwriting actions to reduce both its gross and net property catastrophe exposure. The growth in net and gross premiums written was also partially offset by decreased premium volume in both cyber and professional liability lines of business impacted by pricing and coverage as the company continues to be disciplined in writing new business. Excluding the non-renewal of Odyssey Group’s quota share contract, gross premiums written increased by 6.0% and net premiums written increased by 5.0%.

•
The company’s net premiums written to statutory surplus (total equity) in 2023 decreased primarily due to Odyssey Group at 0.8 times, principally reflecting the non-renewal of a significant quota share contract and targeted decreases in U.S. crop insurance, and Brit at 1.0 times, primarily reflecting strategic underwriting actions to reduce both its gross and net property catastrophe exposure. The decrease was partially offset by Crum & Forster at 1.7 times and Northbridge at 1.1 times reflecting their ability to further expand in the favourable market conditions that continue to prevail in many of their markets, particularly in North America. On December 26, 2023 Gulf Insurance’s assets and liabilities were consolidated and their statement of earnings activity will be reported commencing in the first quarter of 2024. Gulf Insurance’s net premiums written to statutory surplus was 1.4 times in 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

•
The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2023 of  $1,522.2 (an increase of 37.7%) and a 93.2% undiscounted combined ratio that included lower catastrophe losses of  $897.3 or 4.0 combined ratio points, surpassing the previous underwriting record in 2022 that produced an undiscounted combined ratio of 94.7% and an underwriting profit of $1,105.3 which absorbed significant catastrophe losses of  $1,255.7 or 6.1 combined ratio points.

•
Current period catastrophe losses on an undiscounted basis in 2023 of  $897.3 or 4.0 combined ratio points principally reflected exposure to the Hawaii wildfires and the earthquake in Turkey compared to $1,255.7 or 6.1 combined ratio points in 2022 which primarily reflected the impact of Hurricane Ian, France hailstorms, Australian floods and Brazil drought. The impact of the increased frequency and severity experienced in catastrophe losses during 2022 were mitigated by the company’s property and casualty insurance and reinsurance operations’ strong underwriting and risk management discipline, diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned.

•
Despite significant increases in catastrophe losses in 2020 through 2022, including the impact of COVID-19 losses in 2020, the company has achieved strong underwriting profits in each of the last five years. The company’s results in 2023 and 2022 reflected the diversification provided by the company’s decentralized organization, and the significant growth achieved in net insurance revenue of 8.8% in 2023 compared to 2022, where the premium base expanded significantly enabling the company to absorb catastrophe losses in those periods within underlying underwriting profit.

The continued strong underwriting performance by reporting segment was as follows:
	2023		2022
	Combined ratios, undiscounted	Underwriting profit	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	91.1%	179.8	89.4%	204.8
Crum & Forster	97.7%	86.6	94.5%	189.5
Zenith National	93.8%	46.3	94.7%	38.7
	95.2%	312.7	92.9%	433.0
Global Insurers and Reinsurers
Allied World	89.5%	481.8	90.7%	388.7
Odyssey Group	93.4%	397.3	96.3%	209.0
Brit	91.9%	239.5	97.9%	61.3
	91.7%	1,118.6	94.8%	659.0
International Insurers and Reinsurers	95.9%	90.9	99.3%	13.3
Property and casualty insurance and reinsurance	93.2%	1,522.2	94.7%	1,105.3

•
The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of  $309.6 or 1.4% combined ratio points in 2023 compared to a net benefit of  $196.2 or 0.9% in 2022, principally reflecting increased net favourable prior year reserve development in the Global Insurers and Reinsurers and North American Insurers reporting segments.

•
Run-off reported net adverse prior year reserve development of  $259.4 on an undiscounted basis principally related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.

Insurance Environment
In 2023, property and casualty insurers once again experienced strong growth in premium volume due to favourable underwriting conditions and rate increases across most lines of business. The property and casualty insurance and reinsurance industry absorbed natural catastrophe losses exceeding $100 billion for the fourth consecutive year, with losses in 2023 driven by both traditional and secondary perils with a disproportionate share of the losses coming from severe thunderstorm events. The insurance industry continues to grapple with increased risks stemming from natural disasters, which are exacerbated by climate change, urbanization, and economic and social inflation. These concerns are particularly pronounced in casualty insurance lines. With the continued elevated catastrophe losses and inflationary pressures, notably within property and motor claims, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss in 2023.
In 2024, underwriting conditions are anticipated to remain favourable with inflationary pressures continuing to support a stronger rating environment, albeit with more modest growth following continued healthy rate increases in both 2022 and 2023. Commercial lines insurers demonstrated strong underwriting performance in 2023 with continued strong performance expected in 2024. The driving factors behind the growth are the substantial net premiums that will be earned following increased business volumes and rate hikes from previous years across most major commercial lines. Despite the overall trend of rising insurance rates, workers’ compensation stands out as an exception with its strong multi-year underwriting performance continuing to place downward pressure on its tightly regulated pricing.
Property and casualty reinsurers enjoyed another year of meaningful rate increases, particularly in property lines of business. Compared to the previous year, January 1st renewal season was more orderly and competitive. The greater availability of capacity was driven by the rebound of traditional reinsurer capital levels during the year driven by strong underlying margins, higher investment income and the reversal of unrealized losses on investments incurred during 2022, and by an influx of alternative capital. In casualty lines, with rate increases moderating and the continued impact of social and economic inflation, prudence in risk selection and reserving has remained a dominant theme. Demand for property reinsurance is expected to sustain the hard market conditions into 2024.
Net finance income (expense) from insurance contracts and reinsurance contract assets held
•
Total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2023	2022
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance income (expense) from insurance contracts	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held	547.1	(397.1)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3
Effects of discounting for future periods and risk adjustment and other recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	1,847.8	1,291.4
Changes in the risk adjustment and other	(32.1)	115.1
Effects included in insurance service result	1,815.7	1,406.5
Total pre-tax net benefit in the consolidated statement of earnings	210.1	3,023.8
During 2023 the company recorded a total net benefit of  $210.1, principally reflecting the net benefit of discounting losses and ceded losses on claims of $1,847.8 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during 2023 of  $1,605.6. The net finance expense during 2023 of  $1,605.6 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2023 of  $1,387.5 and the effect of modest decreases in discount rates during the year of  $218.1.
During 2022 the company recorded a total net benefit of  $3,023.8, principally reflecting net finance income from insurance contracts and reinsurance contract assets held of  $1,617.3 and the benefit of discounting of losses and ceded losses on claims of  $1,291.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance income recorded during 2022 primarily reflected the benefit of significant increases in discount rates of  $1,928.6, as the change in the interest rate environment was more pronounced in 2022 compared to 2023, partially offset by interest accretion from unwinding the effects of discounting of  $311.3.
Refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023 for additional details on the discount rates applied to losses and ceded losses on claims recorded in the years ended December 31, 2023 and 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Performance
Interest and dividends
	Interest income	Dividends	Investment expenses	Interest and dividends
2019	826.3	93.7	(39.8)	880.2
2020	716.5	77.8	(25.1)	769.2
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2

•
Consolidated interest and dividends increased significantly from $961.8 to a record $1,896.2 (comprised of $1,654.7 earned in the property and casualty insurance and reinsurance operations investment portfolio, with the remainder earned in life insurance and run-off, non-insurance companies and corporate and other), primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the year, net purchases of longer-dated U.S. treasury bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023.

•
At December 31, 2023 the company’s insurance and reinsurance companies held portfolio investments of $60,727.0 (excluding Fairfax India’s portfolio of  $2,282.7), of which $7,165.6 was in cash and short term investments representing 11.8% of those portfolio investments. During 2023 the company used cash and net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasuries to purchase $11,479.2 of U.S. treasuries with maturities between 5 to 7 years and to make net purchases of  $2,261.5 of short-dated first mortgage loans. These actions should result in continued higher levels of interest income for approximately the next four years based on the current fixed income portfolio.

•
During 2023 the company, in partnership with Kennedy Wilson, completed net purchases of  $2.2 billion of first mortgage loans from Pacific Western Bank; the average annual return on the capital deployed with the loans is expected to exceed 10%. At December 31, 2023 the company’s fixed income portfolio is conservatively positioned with effectively 69% of the fixed income portfolio invested in government bonds, 20% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

Share of profit (loss) of associates
	Insurance and reinsurance				Non-insurance
	Eurolife(1)	Gulf Insurance(2)	All other	Total	Eurobank	Resolute	Poseidon(3)	Quess	All other	Total	Share of profit (loss) of associates
2019	154.8	15.4	(23.7)	146.5	–	(4.9)	83.8	(183.2)	127.4	23.1	169.6
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	(124.6)	(155.0)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	(1.4)	23.1	329.4	402.0
2022(4)	–	60.7	(22.6)	38.1	263.0	159.0	258.2	6.8	297.3	984.3	1,022.4
2023	–	42.6	38.1	80.7	437.7	–	149.6	(47.0)	401.2	941.5	1,022.2

(1)
Consolidated on July 14, 2021.

(2)
Consolidated on December 26, 2023.

(3)
Formerly Atlas Corp. during 2022, 2021 and 2020, and Seaspan Corporation during 2019.

(4)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Share of profit of associates of  $1,022.2 in 2023 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of  $437.7 compared to $263.0 in 2022) and EXCO (share of profit of  $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit in Poseidon (share of profit of  $149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of  $47.0 which included a non-cash impairment charge of  $52.8 compared to share of profit of  $6.8 in 2022).

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023 for additional details on transactions that were completed in 2023 with respect to the company’s investments in associates.

Net gains (losses) on investments
	Long equity exposures	Short equity exposures	Net equity exposures and financial effects	Bonds	Other	Net gains (losses) on investments
2019	1,280.0	(57.8)	1,222.2	110.4	383.6	1,716.2
2020	371.9	(528.6)	(156.7)	460.2	9.6	313.1
2021	2,312.1	—	2,312.1	(260.9)	1,393.9	3,445.1
2022(1)	(243.8)	—	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	—	1,217.6	714.1	17.8	1,949.5

(1)
Restated for the adoption of IFRS 17 on January 1, 2023.

•
Net gains on long equity exposures of  $1,217.6 in 2023 were primarily comprised of net gains on common stocks ($464.4), net gains on long equity total return swaps ($349.1, which included net gains of  $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of  $204.2 on reclassification of the company’s residual investment to FVTPL), realized gains on the disposition of the company’s equity accounted investment in Resolute ($44.2, primarily related to the Contingent Value Right (“CVR”) which provides holders with the right to a share of any future softwood lumber duty deposit refunds) and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados ($78.0). During 2023 all securities related to the AVLNs that were required to be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023 pursuant to the terms of the amended agreement were purchased or sold. The inception-to-date net gain on closure of the AVLNs was $65.8, comprised of net realized gains on investments of  $95.6 recognized in the consolidated statement of earnings, partially offset by charges to retained earnings of  $29.8, recognized in net changes in capitalization in the consolidated statement of changes in equity, related to purchases of shares of the company’s subsidiaries.

•
Net gains on bonds of  $714.1 in 2023 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to U.S. and other corporate bonds) and Greek government bonds ($80.0).

Non-insurance companies
Operating income (loss) – Non-insurance companies
	Restaurants and retail(1)	Fairfax India(1)	Performance fee expense (income)(2)	Fairfax India excluding impact of performance fee	Thomas Cook India(1)	Other(1)(3)	Total
2019	79.4	113.6	48.5	162.1	(176.7)	(18.7)	46.1
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3

(1)
As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.

(2)
Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020. At December 31, 2023 the holding company had a performance fee receivable of  $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.

(3)
Includes non-cash goodwill impairment charges on Farmers Edge of  $63.5 (2022 – $133.4).

•
Excluding the impact of Fairfax India’s performance fee (income), operating income of the non-insurance companies increased to $191.3 in 2023 from $184.9 in 2022. Excluding the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 and 2022 of  $107.9 and $133.4 respectively, operating income of the non-insurance companies decreased slightly by $19.1 to $299.2 in 2023, primarily reflecting higher operating expenses at Other and Restaurants and retail, partially offset by

FAIRFAX FINANCIAL HOLDINGS LIMITED

higher business volumes at Dexterra Group and Thomas Cook India and higher operating income at Fairfax India primarily due to increased share of profit of associates.
•
The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading “Financial Condition” within this section of the MD&A for details of the pre-tax excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries that is not reflected in the company’s book value per basic share. The pre-tax excess increased significantly to $1,006.0 at December 31, 2023 from $310.0 at December 31, 2022, with $315.2 of that increase related to publicly traded Eurobank.

Gain on sale and consolidation of insurance subsidiaries
•
Gain on sale and consolidation of insurance subsidiaries of  $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company’s previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of  $279.9, and to Brit’s sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of $259.1 (an after-tax gain of  $259.1). The company received $379.0 as part of the Ambridge transaction, comprised of cash of  $265.8 and a promissory note with a fair value of  $113.2. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023 for details.

Financial Condition
	Holding company cash and investments, net of derivative obligations	Total debt to total capital, excluding consolidated non-insurance companies(1)	Excess (deficiency) of fair value over carrying value(4)	Net earnings attributable to shareholders of Fairfax	Common shareholders’ equity	Book value per basic share	Closing share price in Cdn$
2019	975.2	24.5%	(209.0)	2,004.1	13,042.6	486.10	609.74
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021(2)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022(3)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51
% change 2023 over 2022						23.3%	52.4%
% change 2023 over 2019						93.3%	100.5%

(1)
Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.

(2)
Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(3)
Restated for the adoption of IFRS 17 on January 1, 2023.

(4)
Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of the MD&A under the heading “Book Value Per Basic Share”.

•
Maintaining an emphasis on financial soundness, the company held $1,781.6 of cash and investments at the holding company at December 31, 2023 compared to $1,345.8 at December 31, 2022, with its $2.0 billion unsecured revolving credit facility undrawn. Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies. In 2023, Brit paid a special dividend of  $275.0 to the holding company as a result of its sale of Ambridge. On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in the financial covenants.

•
The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management” for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

•
The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, decreased to 23.1% at December 31, 2023 from 23.7% at December 31, 2022, reflecting strong net earnings in 2023. Subsequent to December 31, 2023, on January 29, 2024 the company used a portion of the net proceeds from its $400.0 principal amount unsecured senior notes offering completed on December 7, 2023 to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of  $285.6, including accrued interest. On February 14, 2024 the company announced that, on March 15, 2024, it will use the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025. On completion of the redemptions of the August 2024 and March 2025 notes in the first quarter of 2024, the company will have no significant holding company debt maturities until 2026.
•
At December 31, 2023 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,006.0 compared to an excess of fair value over carrying value at December 31, 2022 of  $310.0, with the pre-tax excess of  $1,006.0 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $604.2 of the pre-tax excess, principally attributable to Poseidon ($339.9), Stelco ($200.0) and Eurobank ($152.1), partially offset by Quess ($108.3), and the improvements in market traded consolidated non-insurance subsidiaries accounted for $401.8, primarily related to Thomas Cook India ($288.4) and Fairfax India ($116.9).

•
Common shareholders’ equity increased by $3,834.7 to $21,615.0 at December 31, 2023 from $17,780.3 at December 31, 2022, primarily reflecting:

•
record net earnings attributable to shareholders of Fairfax of  $4,381.8; partially offset by

•
payments of common and preferred share dividends of  $294.9, and

•
purchases of 364,723 subordinate voting shares for cancellation for cash consideration of  $273.6, or $749.99 per share, well below the company’s book value per basic share.

•
Book value per basic share was $939.65 at December 31, 2023 compared to $762.28 at December 31, 2022, representing an increase of 23.3% without adjustment for the $10.00 per common share dividend paid in the first quarter of 2023, or an increase of 24.7% adjusted to include that dividend. At December 31, 2023 there were 23,003,248 common shares effectively outstanding.

•
The company’s book value per basic share has increased 93.3% since 2019 while its share price in Canadian dollars has increased by 100.5%. The company will continue to be opportunistic in its share buybacks but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 3,483,668 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2023, at a cost of  $1,750.2, or an average price of  $502.38 per share, a significant benefit to Fairfax’s long term shareholders.

•
Information on the company’s 2023 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca.

Business Developments
Acquisitions and Divestitures
The following narrative sets out the company’s key business developments, by reporting segment, in 2023 and 2022, and subsequent to December 31, 2023. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.
North American Insurers
On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”). As part of the transaction, the company received $1.4 billion in the form of  $1.15 billion in cash and $250.0 in debentures, and the company committed to invest $200.0 in a JAB consumer fund, of which $160.0 had been invested at December 31, 2023. As a result of the sale, the company recorded a pre-tax gain of  $1,213.2, in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $933.9), and deconsolidated assets and liabilities with carrying values of  $149.1 and $32.0.
Global Insurers and Reinsurers
On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of  $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of  $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of  $163.3 in net changes in capitalization in the consolidated statement of changes in equity.
On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of  $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of  $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of  $259.1) and deconsolidated assets and liabilities with carrying values of  $309.3 and $191.3 respectively.
International Insurers and Reinsurers
On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.
In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of  $660.0 which requires the company to make four equal annual payments of  $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of  $176.9 and the fair value of the payment deed of  $579.2.
On closing of the transaction, the company remeasured its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of  $713.0 and recognized a pre-tax gain of  $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.
Subsequent to December 31, 2023, on February 18, 2024 in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance and expects the transaction will close in the second quarter of 2024.
Non-insurance companies
Restaurants and retail
On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate and recorded a loss in retained earnings of  $66.1 and a decrease in non-controlling interests of  $276.2. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange. During 2023 the company purchased from RiverStone Barbados the Recipe shares held through the AVLN.
Other
On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of  $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality.

Sources of Income
Income for the most recent three years was comprised as follows:
	2023	2022(1)	2021(1)
Insurance revenue:
North American Insurers	8,077.7	7,214.7
Global Insurers and Reinsurers	15,480.2	14,693.4
International Insurers and Reinsurers	3,241.4	2,655.6
Property and Casualty Insurance and Reinsurance	26,799.3	24,563.7
Life insurance and Run-off	135.5	139.8
Consolidated Insurance revenue	26,934.8	24,703.5
Gross premiums earned(1)	–	–	21,786.8
Interest and dividends	1,896.2	961.8	640.8
Share of profit of associates	1,022.2	1,022.4	402.0
Net gains (losses) on investments	1,949.5	(1,573.2)	3,445.1
Non-insurance revenue(2)	6,614.5	5,581.6	5,158.0
Total income	38,417.2	30,696.1	31,432.7

(1)
Amounts presented for the year ended December 31, 2021 are as presented in the company’s consolidated financial statements for the year December 31, 2021 and have not been restated for the adoption of IFRS 17 on January 1, 2023. Gross premiums earned represents the closest measure to insurance revenue. The results for the year ended December 31, 2022 were restated as described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

(2)
Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe and Sporting Life Group), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker, Dexterra Group, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022)). Also included is the revenue earned by the following companies up to the noted date of deconsolidation: Toys “R” Us Canada (August 19, 2021) and Mosaic Capital (August 5, 2021).

Year ended December 31, 2023 compared to December 31, 2022
Income of  $38,417.2 in 2023 increased from $30,696.1 in 2022 principally as a result of net gains on investments compared to net losses on investments in the prior year, growth in insurance revenue and non-insurance revenue, and increased interest and dividends reflecting the higher pre-tax interest and dividends yield earned of 3.15% in 2023 compared to 1.77% in 2022.
The increase in insurance revenue in 2023 of  $2,231.3 or 9.0% principally reflected increased premium volumes, continued rate increases across most lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.
A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains (losses) on investments in 2023 and 2022 is provided in the Investments section of this MD&A.
The increase in non-insurance revenue to $6,614.5 in 2023 from $5,581.6 in 2022 principally reflected higher business volumes at Thomas Cook India, AGT, Boat Rocker, Dexterra Group and Recipe. Refer to the Non-insurance companies section of this MD&A for additional details on non-insurance revenue in 2023 and 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022 compared to December 31, 2021
The discussion which follows includes a comparison of the results for the year ended December 31, 2022, which have been restated following the adoption of IFRS 17, whereas the results for the year ended December 31, 2021 remain on an IFRS 4 basis for insurance and reinsurance contracts. The adoption of IFRS 17 principally affected the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance contracts. For details, see the Adoption of IFRS 17 Insurance Contracts (“IFRS 17”) on January 1, 2023 section of this MD&A.
Income of  $30,696.1 in 2022 decreased from $31,432.7 in 2021 principally as a result of net losses on investments in 2022 compared to significant net gains on investments in 2021, partially offset by increases in insurance revenue compared to gross premiums earned, which is the closest measure under IFRS 4 for insurance and reinsurance contracts, and increased share of profit of associates, non-insurance revenue and interest and dividends.
Insurance revenue in 2022 compared to gross premiums earned in 2021, increased by $2,916.7 or 13.4%, principally reflecting continued significant growth in all of the company’s property and casualty insurance and reinsurance reporting segments that was driven by new business, almost entirely organically, and continued incremental rate increases. All major insurance and reinsurance operating companies achieved rate increases in 2022, except Zenith National, which experienced pricing pressures on its workers’ compensation business.
Interest and dividends increased to $961.8 in 2022 from $640.8 in 2021, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds, first mortgage loans and other government bonds during 2022 and 2021, and increased dividend income from preferred stocks, partially offset by lower interest income earned from net sales of U.S. corporate bonds during 2021 and lower dividend income earned from long equity total return swaps. The company earned a higher pre-tax interest and dividend yield of 1.77% in 2022 compared to 1.33% in 2021.
Share of profit of associates increased to $1,022.4 in 2022 compared to $402.0 in 2021, principally reflecting higher share of profits from the company’s investments in Poseidon of  $188.7, EXCO of  $123.1, Eurobank of  $100.7 and Resolute of  $83.1.
Net losses on investments of  $1,573.2 in 2022 principally reflected net losses on bonds of  $1,086.1 (primarily reflecting net losses on corporate and other bonds, U.S. treasury bonds, Greek government bonds and U.S. state and municipal bonds, partially offset by net gains on U.S. treasury bond forward contracts), net losses on long equity exposures of  $243.8 and unrealized foreign exchange losses of  $143.6. Net gains on investments of  $3,445.1 in 2021 principally reflected net gains on long equity exposures of  $2,312.1 and preferred stocks of  $1,508.9 (primarily reflecting net unrealized gains of  $1,490.3, inclusive of foreign exchange losses, on the company’s investment in Digit compulsory convertible preferred shares), partially offset by net losses on bonds of  $260.9.
Non-insurance revenue increased to $5,581.6 in 2022 from $5,158.0 in 2021, principally reflecting increased business volumes at AGT, Thomas Cook India (from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), Dexterra Group (primarily driven by acquisitions in the first quarter of 2022) and Recipe (principally due to reduced COVID-19 related restrictions in 2022), partially offset by the deconsolidation of Toys “R” Us Canada (on August 19, 2021), Mosaic Capital (on August 5, 2021), decreased business volumes at Boat Rocker, and Fairfax India’s deconsolidation of Privi (on April 29, 2021).
Net Premiums Written by Reporting Segment
Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off).
Net Premiums Written	2023	2022	% change year-over- year
North American Insurers	6,802.8	6,457.6	5.3
Global Insurers and Reinsurers	13,562.8	13,506.3	0.4
International Insurers and Reinsurers	2,329.8	1,963.1	18.7
Property and Casualty Insurance and Reinsurance	22,695.4	21,927.0	3.5

North American Insurers’ net premiums written increased by 5.3% in 2023, primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus & specialty, and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases. The increase in net premiums written was partially offset by decreased net retention in certain accident and health lines of business and the effect of a fronting arrangement on Crum & Forster’s pet business following the sale of Pet Insurance Group and Pethealth at Crum & Forster whereby no business was retained, and decreased net retention at Northbridge, primarily from increased reinsurance costs and additional new fronting arrangements.
Global Insurers and Reinsurers’ net premiums written increased by a modest 0.4% in 2023, primarily reflecting increased business volumes at Allied World, principally within the reinsurance segment (primarily North American property and casualty lines of business), partially offset by decreased gross premiums written at Odyssey Group, primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks and targeted decreases in U.S. crop insurance, and at Brit, primarily reflecting decreases in property lines of business following strategic underwriting actions to reduce property catastrophe exposure and decreases in certain casualty lines of business.
International Insurers and Reinsurers’ net premiums written increased by 18.7% in 2023, principally reflecting increases at Fairfax Asia (primarily at Singapore Re), Fairfax Central and Eastern Europe (primarily at Polish Re and Colonnade Insurance) and at Fairfax Latin America (principally at Fairfax Brasil, Southbridge Colombia and La Meridional).
Net Insurance Revenue by Geographic Region
Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2023 – $26,934.8; 2022 – $24,703.5) less cost of reinsurance (2023 – $4,977.4; 2022 – $4,509.2), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:
	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,114.7	1,999.4	4,755.3	4,307.8	1.0	1.5	26.1	22.0	6,897.1	6,330.7
Global Insurers and Reinsurers	371.7	368.1	9,149.8	8,778.1	879.2	796.4	2,403.9	2,044.7	12,804.6	11,987.3
International Insurers and Reinsurers	0.2	–	1.1	4.5	644.6	490.1	1,479.2	1,243.6	2,125.1	1,738.2
	2,486.6	2,367.5	13,906.2	13,090.4	1,524.8	1,288.0	3,909.2	3,310.3	21,826.8	20,056.2
Life insurance and Run-off	–	–	12.2	21.7	–	–	118.4	116.4	130.6	138.1
Net insurance revenue(3)	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3
Distribution of net insurance revenue	11.3%	11.7%	63.5%	64.9%	6.9%	6.4%	18.3%	17.0%	100.0%	100.0%

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

(3)
Insurance revenue less cost of reinsurance.

As presented in the table above, the United States, Canada, International and Asia accounted for 63.5%, 11.3%, 18.3% and 6.9% respectively, of net insurance revenue by geographic region in 2023, compared to 64.9%, 11.7%, 17.0% and 6.4% respectively, in 2022.
Canada
Net insurance revenue in the Canada geographic region increased by 5.0% from $2,367.5 in 2022 to $2,486.6 in 2023 primarily reflecting an increase at Northbridge (property lines of business).
United States
Net insurance revenue in the United States geographic region increased by 6.1% from $13,112.1 in 2022 to $13,918.4 in 2023 primarily reflecting growth at Crum & Forster (surplus & specialty, property and credit lines of business) and Allied World (property and casualty reinsurance).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Asia
Net insurance revenue in the Asia geographic region increased by 18.4% from $1,288.0 in 2022 to $1,524.8 in 2023 primarily reflecting growth in property reinsurance at Singapore Re, Group Re and Odyssey Group and in property and casualty insurance at Allied World.
International
Net insurance revenue in the International geographic region increased by 17.5% from $3,426.7 in 2022 to $4,027.6 in 2023 primarily reflecting growth in Europe at each of the companies within the Global Insurers and Reinsurers reporting segment (property and casualty lines of business) and at Fairfax Central and Eastern Europe (primarily at Polish Re across its property and agricultural lines of business and at Colonnade Insurance across its property, casualty and accident and health lines of business), and growth in Latin America at Fairfax Brasil (across most of its lines of business) and Fairfax Latam (at Southbridge Colombia, primarily in its motor line of business and at La Meridional, primarily across its motor and property line of business).
Net Insurance Revenue by Product Line
Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:
	Property		Casualty		Specialty		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	1,807.8	1,547.5	4,705.3	4,420.9	384.0	362.3	6,897.1	6,330.7
Global Insurers and Reinsurers	4,825.7	4,273.3	7,114.0	6,983.1	864.9	730.9	12,804.6	11,987.3
International Insurers and Reinsurers	1,165.3	931.3	580.2	493.8	379.6	313.1	2,125.1	1,738.2
	7,798.8	6,752.1	12,399.5	11,897.8	1,628.5	1,406.3	21,826.8	20,056.2
Life insurance and Run-off	–	0.1	12.2	21.6	118.4	116.4	130.6	138.1
Net insurance revenue(1)	7,798.8	6,752.2	12,411.7	11,919.4	1,746.9	1,522.7	21,957.4	20,194.3
Distribution of net insurance revenue	35.5%	33.4%	56.5%	59.1%	8.0%	7.5%	100.0%	100.0%

(1)
Insurance revenue less cost of reinsurance.

Property
Net insurance revenue in the property line of business increased by 15.5% from $6,752.2 in 2022 to $7,798.8 in 2023 reflecting strong growth across each reporting segment driven primarily by rate increases and new business, partially offset by targeted decreases in U.S. crop insurance at Odyssey Group and decreases in property lines of business at Brit following strategic underwriting actions to reduce property catastrophe exposure.
Casualty
Net insurance revenue in the casualty line of business increased by 4.1% from $11,919.4 in 2022 to $12,411.7 in 2023 primarily reflecting growth at Crum & Forster (commercial auto liability) and Allied World (casualty reinsurance and medical).
Specialty
Net insurance revenue in the specialty line of business increased by 14.7% from $1,522.7 in 2022 to $1,746.9 in 2023 primarily reflecting growth at Brit (energy and marine) and Fairfax Brasil (marine and aviation), and Pacific Insurance and Singapore Re (marine and engineering).
Sources of Net Earnings
The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2023, 2022 and 2021.
	2023	2022	2021(1)
Net earnings	5,094.9	3,811.7	3,666.6
Attributable to:
Shareholders of Fairfax	4,381.8	3,374.2	3,401.1
Non-controlling interests	713.1	437.5	265.5
	5,094.9	3,811.7	3,666.6
Net earnings per share	$186.87	$140.83	$129.33
Net earnings per diluted share	$173.24	$131.37	$122.25
Cash dividends paid per share	$10.00	$10.00	$10.00

(1)
As presented in the company’s consolidated financial statements for the year ended December 31, 2021 without restatement for the adoption of IFRS 17 on January 1, 2023.

The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2023 and 2022 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the discounted and undiscounted combined ratios and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded is net finance income (expense) from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.
	2023	2022
Combined ratios, discounted – Property and Casualty Insurance and Reinsurance
North American Insurers	85.7%	84.7%
Global Insurers and Reinsurers	77.7%	84.1%
International Insurers and Reinsurers	85.5%	87.8%
Consolidated	81.0%	84.6%
Combined ratios, undiscounted – Property and Casualty Insurance and Reinsurance
North American Insurers	95.2%	92.9%
Global Insurers and Reinsurers	91.7%	94.8%
International Insurers and Reinsurers	95.9%	99.3%
Consolidated	93.2%	94.7%
Sources of net earnings
Operating income – Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	977.1	964.0
Global Insurers and Reinsurers	2,828.0	1,886.7
International Insurers and Reinsurers	330.8	230.2
Insurance service result	4,135.9	3,080.9
Other insurance operating expenses	(822.1)	(701.8)
Interest and dividends	1,654.7	746.1
Share of profit of associates	761.6	721.5
Operating income – Property and Casualty Insurance and Reinsurance	5,730.1	3,846.7
Operating income (loss) – Life insurance and Run-off	(144.6)	77.4
Operating income – Non-insurance companies	121.9	221.3
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3
Net gains (losses) on investments	1,949.5	(1,573.2)
Gain on sale and consolidation of insurance subsidiaries	549.8	1,219.7
Interest expense	(510.0)	(452.8)
Corporate overhead and other	(182.8)	(52.2)
Earnings before income taxes	5,908.3	4,904.2
Provision for income taxes	(813.4)	(1,092.5)
Net earnings	5,094.9	3,811.7
Attributable to:
Shareholders of Fairfax	4,381.8	3,374.2
Non-controlling interests	713.1	437.5
	5,094.9	3,811.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company reported record net earnings attributable to shareholders of Fairfax of  $4,381.8 (net earnings of $186.87 per basic share and $173.24 per diluted share) in 2023 compared to net earnings of  $3,374.2 (net earnings of  $140.83 per basic share and $131.37 per diluted share) in 2022. The improvement in profitability in 2023 principally reflected net gains on investments compared to net losses on investments in the comparative period, increased insurance service result, increased interest and dividends and lower provision for income taxes, partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income in the comparative period and lower gain on sale and consolidation of insurance subsidiaries.
Insurance Service Result – Property and Casualty Insurance and Reinsurance
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.
	Property and Casualty Insurance and Reinsurance
	2023				2022
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	977.1	2,828.0	330.8	4,135.9	964.0	1,886.7	230.2	3,080.9
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(262.3)	(293.9)	(145.6)	(701.8)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(1,334.7)	(96.0)	(1,813.6)	(249.0)	(982.0)	(71.7)	(1,302.7)
Changes in the risk adjustment and other	(0.7)	(14.3)	37.0	22.0	(19.7)	48.2	0.4	28.9
Underwriting profit	312.7	1,118.6	90.9	1,522.2	433.0	659.0	13.3	1,105.3
Interest and dividends	443.3	1,031.1	180.3	1,654.7	234.0	413.3	98.8	746.1
Share of profit of associates	165.1	469.2	127.3	761.6	239.8	429.3	52.4	721.5
Adjusted operating income	921.1	2,618.9	398.5	3,938.5	906.8	1,501.6	164.5	2,572.9
Combined ratios, discounted	85.7%	77.7%	85.5%	81.0%	84.7%	84.1%	87.8%	84.6%
Combined ratios, undiscounted	95.2%	91.7%	95.9%	93.2%	92.9%	94.8%	99.3%	94.7%
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in 2023 of  $1,055.0 or 34.2% was principally driven by the increased profitability of the Global Insurers and Reinsurers reporting segment, reflecting lower current period catastrophe losses and growth in net insurance revenue at each operating company in the Global Insurers and Reinsurers reporting segment (including continued rate increases across multiple lines of business) relative to modest increases in underwriting expenses. The more modest growth in the North American Insurers reporting segment’s insurance service result principally reflected increased net favourable prior year reserve development and lower catastrophe losses at Northbridge, partially offset by increased current period catastrophe losses at Crum & Forster related to the Hawaii wildfires (as set out in the table below). The increase in the insurance service result of the International Insurers and Reinsurers primarily reflected lower current period catastrophe losses and growth in net insurance revenue. The increase in the insurance service result of all property and casualty insurance and reinsurance reporting segments in 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.
The company’s property and casualty insurance and reinsurance operations produced a record underwriting profit of  $1,522.2 (undiscounted combined ratio of 93.2%) in 2023 compared to $1,105.3 (undiscounted combined ratio of 94.7%) in 2022, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.
The following table presents the components of the company’s undiscounted combined ratios, a key performance measure of underwriting profit, for the years ended December 31, 2023 and 2022:

Property and Casualty Insurance and Reinsurance
	2023	2022
Underwriting profit	1,522.2	1,105.3
Losses on claims – accident year	64.6%	66.1%
Commissions	16.7%	16.6%
Underwriting expenses	13.3%	12.9%
Combined ratio, undiscounted – accident year	94.6%	95.6%
Net favourable reserve development	(1.4)%	(0.9)%
Combined ratio, undiscounted – calendar year	93.2%	94.7%
Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2023 and 2022 were comprised as follows:
Property and Casualty Insurance and Reinsurance
	2023	2022
North American Insurers	(127.2)	(77.2)
Global Insurers and Reinsurers	(81.6)	(21.1)
International Insurers and Reinsurers	(100.8)	(97.9)
Net favourable prior year reserve development	(309.6)	(196.2)
Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2023 and 2022 were comprised as follows:
	2023		2022
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Hawaii wildfires	183.6	0.8	–	–
Turkey earthquake	113.0	0.5	–	–
Italy hailstorms	47.2	0.2	–	–
Hurricane Ian	–	–	567.0	2.8
France hailstorms	–	–	118.7	0.6
Australian floods	–	–	71.4	0.3
Other	553.5	2.5	498.6	2.4
Total catastrophe losses	897.3	4.0 points	1,255.7	6.1 points

(1)
Net of reinstatement premiums.

The commission expense ratio remained stable at 16.7% in 2023 compared with 16.6% in 2022, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased net average commissions at each operating company in the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written), partially offset by decreases in the North American Insurers reporting segment (primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster).
The underwriting expenses ratio increased modestly to 13.3% in 2023 from 12.9% in 2022, principally reflecting increased personnel costs in the Global Insurers and Reinsurers reporting segment as they continue to make investments to support the business growth.
Operating income (loss) – Life insurance and Run-off
Life insurance and Run-off reporting segment reported an operating loss of  $144.6 in 2023 compared to operating income of  $77.4 in 2022, principally reflecting net adverse prior year reserve development at Run-off of  $259.4 (2022 – $147.2) on an undiscounted basis, primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating income – Non-insurance companies
Excluding the impact of the Fairfax India performance fee (income) (performance fees payable to Fairfax of  $69.4 in 2023 compared to a reversal of performance fee payable of  $36.4 in 2022), operating income of the non-insurance companies increased to $191.3 in 2023 from $184.9 in 2022. Excluding further the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 and 2022 of  $107.9 and $133.4 respectively, operating income of the non-insurance companies decreased slightly by $19.1 to $299.2 in 2023, primarily reflecting higher operating expenses at Other and Restaurants and retail, partially offset by higher business volumes at Thomas Cook India and higher operating income at Fairfax India primarily due to increased share of profit of associates.
Net finance income (expense) from insurance contracts and reinsurance contract assets held
Net finance expense from insurance contracts and reinsurance contract assets held was $1,605.6 in 2023 compared to net finance income from insurance contracts and reinsurance contract assets held of  $1,617.3 in 2022. The net finance income recorded in 2022 primarily reflected the benefit of significant increases in discount rates of  $1,928.6, as the change in the interest rate environment was more pronounced in 2022 compared with a modest decrease in interest rates in 2023 that resulted in an expense of  $218.1.
An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Investment Income
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the years ended December 31, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
Gain on sale and consolidation of insurance subsidiaries
Gain on sale and consolidation of insurance subsidiaries of  $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company's previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of  $279.9, and to Brit's sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of  $259.1 (an after-tax gain of  $259.1).
Gain on sale and consolidation of insurance subsidiaries in 2022 principally reflected a pre-tax gain of  $1.2 billion (after-tax gain of  $933.9) related to the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company, for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures.
Provision for Income Taxes
Provision for income taxes decreased to $813.4 in 2023 from $1,092.5 in 2022 principally reflecting higher income earned outside Canada in 2023 primarily related to income taxed at lower rates in the U.S., Mauritius and Bermuda, an increase in non-taxable investment income, and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.
Net Earnings by Reporting Segment
The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2023 and 2022. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	8,077.7	15,480.2	3,241.4	26,799.3	135.5	–	–	–	26,934.8
Intercompany	59.5	120.1	212.4	392.0	14.4	–	–	(406.4)	–
Insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	–	–	(406.4)	26,934.8
Insurance service expenses	(7,090.2)	(12,090.6)	(2,768.1)	(21,948.9)	(419.4)	–	–	424.2	(21,944.1)
Net insurance result	1,047.0	3,509.7	685.7	5,242.4	(269.5)	–	–	17.8	4,990.7
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	–	–	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	–	–	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	–	–	(17.2)	(1,033.7)
Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	–	–	0.6	3,957.0
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	–	–	–	(966.4)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	(31.0)	245.6	1,896.2
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	–	1,022.2
Other
Non-insurance revenue	–	–	–	–	–	6,614.5	–	–	6,614.5
Non-insurance expenses	–	–	–	–	–	(6,568.7)	–	–	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	1.2	246.2	5,954.8
Net finance expense from insurance contracts and reinsurance contract assets held	(361.2)	(1,032.3)	(80.5)	(1,474.0)	(131.6)	–	–	–	(1,605.6)
Net gains on investments	348.6	455.6	159.1	963.3	141.7	314.5	530.0	–	1,949.5
Gain on sale and consolidation of insurance subsidiaries	–	259.1	10.8	269.9	–	–	279.9	–	549.8
Interest expense	(6.0)	(46.3)	(4.1)	(56.4)	(15.8)	(165.2)	(272.7)	0.1	(510.0)
Corporate overhead and other	(55.5)	(91.1)	(10.9)	(157.5)	(2.5)	–	(23.9)	(246.3)	(430.2)
Pre-tax income (loss)	1,230.6	3,512.9	531.9	5,275.4	(152.8)	271.2	514.5	–	5,908.3
Provision for income taxes									(813.4)
Net earnings									5,094.9
Attributable to:
Shareholders of Fairfax									4,381.8
Non-controlling interests									713.1
									5,094.9
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	5,061.4	10,205.9	1,925.1	17,192.4
Prior year reserve development and release of risk adjustment on prior year claims	(108.2)	(869.7)	120.3	(857.6)
Losses on claims – calendar year	4,953.2	9,336.2	2,045.4	16,334.8
Commissions	1,365.5	1,827.7	465.2	3,658.4
Other underwriting expenses	771.5	926.7	257.5	1,955.7
Insurance service expenses	7,090.2	12,090.6	2,768.1	21,948.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
External	7,214.7	14,693.4	2,655.6	24,563.7	139.8	–	–	–	24,703.5
Intercompany	45.9	96.8	196.5	339.2	–	–	–	(339.2)	–
Insurance revenue	7,260.6	14,790.2	2,852.1	24,902.9	139.8	–	–	(339.2)	24,703.5
Insurance service expenses	(6,201.5)	(12,349.7)	(2,024.6)	(20,575.8)	(324.9)	–	–	433.4	(20,467.3)
Net insurance result	1,059.1	2,440.5	827.5	4,327.1	(185.1)	–	–	94.2	4,236.2
Cost of reinsurance	(962.9)	(2,927.3)	(956.5)	(4,846.7)	(1.7)	–	–	339.2	(4,509.2)
Recoveries of insurance service expenses	867.8	2,373.5	359.2	3,600.5	106.8	–	–	(432.9)	3,274.4
Net reinsurance result	(95.1)	(553.8)	(597.3)	(1,246.2)	105.1	–	–	(93.7)	(1,234.8)
Insurance service result	964.0	1,886.7	230.2	3,080.9	(80.0)	–	–	0.5	3,001.4
Other insurance operating expenses	(262.3)	(293.9)	(145.6)	(701.8)	45.4	–	–	–	(656.4)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	9.6	123.9	961.8
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	110.5	–	1,022.4
Other
Non-insurance revenue	–	–	–	–	–	5,581.6	–	–	5,581.6
Non-insurance expenses	–	–	–	–	–	(5,520.9)	–	–	(5,520.9)
Operating income	1,175.5	2,435.4	235.8	3,846.7	77.4	221.3	120.1	124.4	4,389.9
Net finance income from insurance contracts and reinsurance contract assets held	389.4	874.1	21.3	1,284.8	332.5	–	–	–	1,617.3
Net gains (losses) on investments	(397.7)	(988.7)	(212.8)	(1,599.2)	(306.5)	71.4	261.1	–	(1,573.2)
Gain on sale and consolidation of insurance subsidiaries	1,213.2	–	6.5	1,219.7	–	–	–	–	1,219.7
Interest expense	(5.7)	(51.1)	(3.0)	(59.8)	(13.2)	(122.8)	(257.2)	0.2	(452.8)
Corporate overhead and other	(39.8)	(98.9)	(12.1)	(150.8)	(1.4)	–	(19.9)	(124.6)	(296.7)
Pre-tax income	2,334.9	2,170.8	35.7	4,541.4	88.8	169.9	104.1	–	4,904.2
Provision for income taxes									(1,092.5)
Net earnings									3,811.7
Attributable to:
Shareholders of Fairfax									3,374.2
Non-controlling interests									437.5
									3,811.7
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims – current year	4,239.0	10,169.6	1,872.1	16,280.7
Prior year reserve development and release of risk adjustment on prior year claims	12.9	(409.7)	(491.6)	(888.4)
Losses on claims – calendar year	4,251.9	9,759.9	1,380.5	15,392.3
Commissions	1,201.5	1,692.0	390.1	3,283.6
Other underwriting expenses	748.1	897.8	254.0	1,899.9
Insurance service expenses	6,201.5	12,349.7	2,024.6	20,575.8

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2023 and 2022. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2023 and 2022 are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.
North American Insurers
	2023	2022
Combined ratio, discounted	85.7%	84.7%
Combined ratio, undiscounted:
Loss & LAE – accident year	65.1%	61.1%
Commissions	15.5%	16.3%
Underwriting expenses	16.6%	16.8%
Combined ratio, undiscounted – accident year	97.2%	94.2%
Net favourable reserve development	(2.0)%	(1.3)%
Combined ratio, undiscounted – calendar year	95.2%	92.9%
Gross premiums written	8,398.0	7,600.9
Net premiums written	6,802.8	6,457.6
Net insurance revenue	6,840.4	6,297.7
Insurance service result	977.1	964.0
Other insurance operating expenses	(280.8)	(262.3)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(249.0)
Changes in the risk adjustment and other	(0.7)	(19.7)
Underwriting profit	312.7	433.0
North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.
The North American Insurers reporting segment reported an insurance service result of  $977.1 in 2023 compared to an insurance service result of  $964.0 in 2022. The modest increase in 2023 of  $13.1 primarily reflected increases at Northbridge (reflecting increased net favourable prior year reserve development, lower catastrophe losses, partially offset by increased frequency in non-catastrophe property large losses and decreased performance in certain personal lines), and an increased benefit at each of the companies within the reporting segment from discounting losses on claims in the period due to higher average discount rates, resulting in reduced losses on claims and recoveries of insurance service expenses. The increase in the insurance services result was partially offset by increased catastrophe losses (principally related to the Hawaii wildfires at Crum & Forster) and decreased current accident year underwriting margins at Crum & Forster.
North American Insurers produced an underwriting profit, on an undiscounted basis, of  $312.7 and an undiscounted combined ratio of 95.2% in 2023 compared to $433.0 and 92.9% in 2022. The decrease in underwriting profitability in 2023 primarily reflected increased catastrophe losses (principally related to the Hawaii wildfires at Crum & Forster), partially offset by increased underwriting profits at Zenith National (primarily reflecting increased net favourable prior year reserve development) and the same factors which increased the insurance service result as noted above except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The combined ratios and underwriting profits, on an undiscounted basis, for each operating company in the North American Insurers reporting segment for 2023 and 2022 are shown in the table below.
	Combined ratios, undiscounted		Underwriting profit
	2023	2022	2023	2022
Northbridge	91.1%	89.4%	179.8	204.8
Crum & Forster	97.7%	94.5%	86.6	189.5
Zenith National	93.8%	94.7%	46.3	38.7
North American Insurers	95.2%	92.9%	312.7	433.0
The commission expense ratio decreased to 15.5% in 2023 from 16.3% in 2022, primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster.
Net favourable prior year reserve development of  $127.2 (2.0 combined ratio points) in 2023 primarily reflected net favourable development for commercial property and auto lines of business at Northbridge and net favourable emergence in workers’ compensation at Zenith National, principally related to accident years prior to 2012 and accident years 2021 and 2022. Net favourable prior year reserve development of  $77.2 (1.3 combined ratio points) in 2022 primarily reflected net favourable emergence in workers’ compensation at Zenith National, principally related to accident years 2015 through 2021, and commercial auto lines of business at Northbridge.
Catastrophe losses in the North American Insurers reporting segment for 2023 and 2022 are as set out in the following table:
	2023		2022
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Hawaii wildfires	78.8	1.2	—	—
Winter Storm Elliott	—	—	31.5	0.5
Hurricane Ian	—	—	17.0	0.3
Other	57.3	0.9	51.9	0.8
Total catastrophe losses	136.1	2.1 points	100.4	1.6 points

(1)
Net of reinstatement premiums.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for 2023 and 2022 are shown in the following table:
	Gross premiums written		Net insurance revenue
	2023	2022	2023	2022
Northbridge	2,442.2	2,301.7	2,054.6	1,963.3
Crum & Forster	5,217.5	4,571.3	4,040.8	3,603.2
Zenith National	738.3	727.9	745.0	731.2
North American Insurers	8,398.0	7,600.9	6,840.4	6,297.7
Gross premiums written increased by 10.5% in 2023 primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus & specialty, and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases.
Net premiums written increased by 5.3% in 2023 reflecting the growth in gross premiums written, partially offset by decreased net retention in certain accident and health lines of business and the effect of a fronting arrangement on Crum & Forster’s pet business following the sale of Pet Insurance Group and Pethealth at Crum & Forster whereby no business was retained and decreased net retention at Northbridge, primarily from increased reinsurance costs and additional fronting arrangements. Net insurance revenue increased by 8.6% in 2023, principally reflecting the increase in net premiums written during 2023 and 2022.

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $1,117.7 in 2023 from $1,469.6 in 2022, primarily reflecting increased net taxes paid (principally taxes paid at Crum & Forster relating to the sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth on October 31, 2022), partially offset by increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment.
Global Insurers and Reinsurers
	2023	2022
Combined ratio, discounted	77.7%	84.1%
Combined ratio, undiscounted:
Loss & LAE – accident year	64.7%	68.5%
Commissions	17.3%	16.6%
Underwriting expenses	10.3%	9.9%
Combined ratio, undiscounted – accident year	92.3%	95.0%
Net favourable reserve development	(0.6)%	(0.2)%
Combined ratio, undiscounted – calendar year	91.7%	94.8%
Gross premiums written	16,904.8	16,995.6
Net premiums written	13,562.8	13,506.3
Net insurance revenue	12,683.6	11,862.9
Insurance service result	2,828.0	1,886.7
Other insurance operating expenses	(360.4)	(293.9)
Discounting of losses and ceded losses on claims recorded in the period	(1,334.7)	(982.0)
Changes in the risk adjustment and other	(14.3)	48.2
Underwriting profit	1,118.6	659.0
Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.
Global Insurers and Reinsurers insurance service result of  $2,828.0 in 2023 significantly increased by $941.3 primarily reflecting decreased current period catastrophe losses at each of the companies within the Global Insurers and Reinsurers reporting segment (as set out in the table below) and growth in net insurance revenue at each operating company in the Global Insurers and Reinsurers reporting segment (including rate increases across many lines of business) relative to modest increases in underwriting expenses, partially offset by increased commission costs at Allied World and Brit. The increase in the insurance service result in 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims included within the insurance service result and recoveries of insurance service expenses in the consolidated statement of earnings.
Global Insurers and Reinsurers produced an underwriting profit, on an undiscounted basis, of  $1,118.6 and an undiscounted combined ratio of 91.7% in 2023 compared to $659.0 and 94.8% in 2022. The increase in underwriting profitability in 2023 principally reflected the same factors as noted above in insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.
The commission expense ratio increased to 17.3% in 2023 from 16.6% in 2022, primarily reflecting increased net average commissions at each operating company in the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 10.3% in 2023 from 9.9% in 2022, primarily reflecting increased personnel costs at each of the companies in the Global Insurers and Reinsurers reporting segment as they continue to make investments to support the business growth.
The companies comprising the Global Insurers and Reinsurers reporting segment had combined ratios and underwriting profits, on an undiscounted basis, in 2023 and 2022 as set out in the following table:

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Combined ratios, undiscounted		Underwriting profit
	2023	2022	2023	2022
Allied World	89.5%	90.7%	481.8	388.7
Odyssey Group	93.4%	96.3%	397.3	209.0
Brit	91.9%	97.9%	239.5	61.3
Global Insurers and Reinsurers	91.7%	94.8%	1,118.6	659.0
Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2023 and 2022 are as set out in the following table:
	2023		2022
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Turkey earthquake	105.6	0.8	—	—
Hawaii wildfires	104.8	0.8	—	—
Italy hailstorms	47.2	0.4	—	—
Hurricane Ian	—	—	543.4	4.3
France hailstorms	—	—	118.6	0.9
Australian floods	—	—	71.4	0.6
Other(2)	458.1	3.3	337.0	2.7
Total catastrophe losses	715.7	5.3 points	1,070.4	8.5 points

(1)
Net of reinstatement premiums.

(2)
Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for 2023 and 2022 are shown in the following table:
	Gross premiums written		Net Insurance Revenue
	2023	2022	2023	2022
Allied World	6,840.5	6,490.0	4,832.7	4,447.7
Odyssey Group	6,332.6	6,559.7	5,133.3	4,928.3
Brit	3,731.7	3,945.9	2,717.6	2,486.9
Global Insurers and Reinsurers	16,904.8	16,995.6	12,683.6	11,862.9
Gross premiums written decreased by a modest 0.5% in 2023, primarily reflecting decreased business volumes at Odyssey Group, primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks, and targeted decreases in U.S. crop insurance, and at Brit, principally reflecting decreases in certain casualty lines of business. The decrease in gross premiums written was partially offset by increased business volumes at Allied World, reflecting increased business volumes within the reinsurance segment, primarily North American property and casualty lines of business.
Net premiums written increased by a modest 0.4% in 2023, primarily reflecting the increased business volumes at Allied World, principally within the reinsurance segment (primarily North American property and casualty lines of business), partially offset by the decreased gross premiums written at Odyssey Group and Brit discussed above.
Net insurance revenue increased by 6.9% in 2023, principally reflecting the increase in net premiums written during 2022 and throughout most of 2023 and the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $3,885.2 in 2023 from $3,832.0 in 2022, primarily reflecting increased net premium collections at Odyssey Group and Brit and increased interest and dividends received at each of the operating companies within the Global Insurers and Reinsurers reporting segment, partially offset by cash received on a portfolio transfer at Odyssey Group in 2022 which did not occur in 2023, increased net claims paid at each of the operating companies within the Global Insurers and Reinsurers reporting segment, and increased taxes paid at Odyssey Group.

During 2023 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of  $180.3 (2022 – $248.8) to non-controlling interests. On June 23, 2023 the company purchased shares of Allied World from minority shareholders for cash consideration of  $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%.
International Insurers and Reinsurers
	2023	2022
Combined ratio, discounted	85.5%	87.8%
Combined ratio, undiscounted:
Loss & LAE – accident year	63.0%	66.0%
Commissions	16.2%	17.7%
Underwriting expenses	21.3%	21.0%
Combined ratio, undiscounted – accident year	100.5%	104.7%
Net favourable reserve development	(4.6)%	(5.4)%
Combined ratio, undiscounted – calendar year	95.9%	99.3%
Gross premiums written	3,587.3	2,965.2
Net premiums written	2,329.8	1,963.1
Net insurance revenue	2,288.4	1,895.6
Insurance service result	330.8	230.2
Other insurance operating expenses	(180.9)	(145.6)
Discounting of losses and ceded losses on claims recorded in the period	(96.0)	(71.7)
Changes in the risk adjustment and other	37.0	0.4
Underwriting profit	90.9	13.3
International Insurers and Reinsurers, comprised of Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, Group Re, Bryte Insurance, Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2023.
On December 26, 2023 the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023. Gulf Insurance’s statement of earnings activity will be reported commencing in the first quarter of 2024. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the MENA region through its subsidiaries.
International Insurers and Reinsurers reporting segment’s insurance service result of  $330.8 in 2023 increased by $100.6, primarily reflecting increases at Fairfax Latin America (principally due to increased net benefit from discounting losses on claims at Fairfax Latam and the absence of catastrophe losses compared to catastrophe losses in Fairfax Brasil’s agricultural business line in 2022), Group Re (principally net favourable prior year reserve development and lower catastrophe losses) and Bryte Insurance (principally lower attritional losses and the absence of catastrophe losses compared to catastrophe losses due to flooding in the KwaZulu-Natal province of South Africa in 2022), partially offset by decreases at Fairfax Asia (principally lower net favourable prior year reserve development, partially offset by a more modest increase in expenses relative to the increase in insurance revenue).
International Insurers and Reinsurers reporting segment reported an underwriting profit, on an undiscounted basis, of  $90.9 and an undiscounted combined ratio of 95.9% in 2023 compared to $13.3 and 99.3% in 2022. The strong growth in underwriting profit in 2023 principally reflected the same factors that impacted insurance service result as described above (except for the net benefit from discounting losses on claims which improved the insurance service result for most operating companies in the International Insurers and Reinsurers reporting segment), partially offset by an underwriting loss at Eurolife General (principally losses from wildfires and Storm Daniel in Greece).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio of 16.2% in 2023 decreased from the commission expense ratio of 17.7% in 2022, primarily reflecting lower commission expense at Fairfax Latin America (principally due to a higher profit sharing commission income accrual at La Meridional driven by the significant devaluation of the Argentina Peso in the fourth quarter of 2023), partially offset by higher commission expense at Group Re.
The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios and underwriting profit (loss), on an undiscounted basis, for 2023 and 2022 as set out in the following table:
	Combined ratios, undiscounted		Underwriting profit (loss)
	2023	2022	2023	2022
Fairfax Asia	93.9%	88.6%	25.6	33.5
Fairfax Latin America	94.9%	106.9%	22.0	(24.3)
Fairfax Central and Eastern Europe	95.9%	94.4%	22.2	24.3
Group Re	94.0%	99.4%	28.9	2.4
Bryte Insurance	97.2%	108.2%	7.6	(23.0)
Eurolife General	123.1%	99.4%	(15.4)	0.4
International Insurers and Reinsurers	95.9%	99.3%	90.9	13.3
Catastrophe losses in the International Insurers and Reinsurers reporting segment for 2023 and 2022 are as set out in the following table:
	2023		2022
	Losses(1)	Combined ratio impact	Losses(1)	Combined ratio impact
Turkey earthquake	7.4	0.3	–	–
Brazil Drought	–	–	54.4	3.0
South Africa floods	–	–	18.3	1.0
Other	38.1	1.8	12.2	0.6
Total catastrophe losses	45.5	2.1 points	84.9	4.6 points

(1)
Net of reinstatement premiums.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for 2023 and 2022 are shown in the following table:
	Gross premiums written		Net insurance revenue
	2023	2022	2023	2022
Fairfax Asia	909.1	743.8	374.9	283.6
Fairfax Latin America	1,305.3	1,105.1	605.0	465.0
Fairfax Central and Eastern Europe	663.7	507.2	512.7	416.6
Group Re	219.6	146.5	420.9	362.4
Bryte Insurance	394.1	382.1	293.4	290.3
Eurolife General	95.5	80.5	81.5	77.7
International Insurers and Reinsurers	3,587.3	2,965.2	2,288.4	1,895.6
Gross premiums written increased by 21.0% in 2023, principally reflecting increases at Fairfax Asia (primarily at Singapore Re due to increases in renewals, rate increases and new business, and at Pacific Insurance across its property, marine, engineering and accident lines), at Fairfax Central and Eastern Europe (primarily at Polish Re across its property and agricultural lines of business and at Colonnade Insurance across its property, casualty and accident and health lines of business) and at Fairfax Latin America (at Fairfax Brasil, across most of its lines of business, at Southbridge Colombia, primarily in its motor line of business and at La Meridional, primarily across its motor and property line of business).
Net premiums written increased by 18.7% in 2023 consistent with the growth in gross premiums written. Net insurance revenue increased by 20.7% in 2023, principally reflecting the increase in net premiums written.

Life insurance and Run-off
	2023			2022
	Life Insurance(1)	Run-off	Total	Life Insurance(1)	Run-off(2)	Total
Net premiums written	195.1	13.1	208.2	344.2	0.5	344.7
Insurance revenue	122.3	27.6	149.9	118.4	21.4	139.8
Insurance service expenses	(98.8)	(320.6)	(419.4)	(103.5)	(221.4)	(324.9)
Net reinsurance result	(2.0)	92.0	90.0	0.1	105.0	105.1
Insurance service result	21.5	(201.0)	(179.5)	15.0	(95.0)	(80.0)

(1)
Comprised of Eurolife for 2023 and 2022 and will include Gulf Insurance’s life insurance operations beginning in the first quarter of 2024. These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and the presentation of Eurolife’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General”.

Life Insurance
On December 26, 2023 the company commenced consolidating Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance’s statement of earnings activity will be reported commencing in the first quarter of 2024.
In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife’s life insurance business are reported in Life insurance and Run-off and those of Eurolife’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife’s life insurance operations.
Eurolife primarily underwrites traditional life insurance policies (endowments, deferred annuities, whole life and term life), group benefits including retirement benefits, and accident and health insurance policies which are included within net premiums written and insurance revenue. During 2023, Eurolife increased its sales volume of unit-linked savings products in line with its strategic initiatives emphasizing unit-linked savings products (which are not included within net premiums written) over traditional life insurance, resulting in a decrease to net premiums written in 2023. Revenue and expenses related to unit-linked insurance products are included within Eurolife’s insurance service result. Eurolife’s insurance revenue of  $122.3 in 2023 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Eurolife’s insurance service expenses of  $98.8 in 2023 primarily consisted of net policy holder benefits, losses on claims, net, commission expense and other underwriting expenses.
Run-off
The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 416 employees.
Run-off manages the company’s run-off businesses in the U.S and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service expenses of  $320.6 in 2023 included net adverse prior year reserve development of  $259.4 (2022 – $147.2) on an undiscounted basis, primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.
During 2023 the holding company made cash contributions of  $185.0 (2022 – $240.0) to Run-off to augment its capital. Subsequent to December 31, 2023, on February 23, 2024 the holding company made cash contributions of $140.0 to Run-off to augment its capital.
Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until sometime after claims are paid, of the release of assets pledged to secure the payment of those claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-insurance companies
	2023					2022
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,772.3	263.3	941.6	3,637.3	6,614.5	1,710.3	216.7	611.0	3,043.6	5,581.6
Expenses	(1,690.7)	(251.4)	(906.5)	(3,720.1)	(6,568.7)	(1,582.2)	(208.1)	(600.8)	(3,129.8)	(5,520.9)
Pre-tax income (loss) before interest expense and other	81.6	11.9	35.1	(82.8)	45.8	128.1	8.6	10.2	(86.2)	60.7
Interest and dividends	9.9	(87.4)	–	1.4	(76.1)	9.9	21.4	–	(4.7)	26.6
Share of profit (loss) of associates	–	151.1	(0.1)	1.2	152.2	(0.1)	132.0	0.3	1.8	134.0
Operating income (loss)	91.5	75.6	35.0	(80.2)	121.9	137.9	162.0	10.5	(89.1)	221.3

(1)
Comprised primarily of Recipe and Sporting Life Group.

(2)
Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.

(3)
Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022).

For details of acquisition and divestiture transactions, refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures”.
Restaurants and retail
The increase in revenue and expenses of Restaurants and retail in 2023 primarily reflected higher business volumes at Recipe principally due to the absence of COVID-19 related restrictions in 2023 compared to 2022. The increase in revenue in 2023 also reflected higher menu prices due to inflationary pressures. The increase in expenses in 2023 also reflected higher costs of sales relating to food inflation and compensation expense at Recipe and higher expenses related to new store openings at Sporting Life Group.
Fairfax India
The increase in revenue and expenses of Fairfax India in 2023 primarily reflected the consolidation of Maxop by Fairfax India during 2022, partially offset by decreased revenue and expenses at Fairchem Organics principally due to decreases in sales prices and costs of sales.
Interest and dividends included the impact of Fairfax India’s performance fees payable to Fairfax of  $69.4 in 2023 compared to a reversal of performance fee payable of  $36.4 in 2022. At December 31, 2023 the holding company had a performance fee receivable of  $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024. For additional details refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023.
Thomas Cook India
The increase in revenue and expenses of Thomas Cook India in 2023 primarily reflected higher business volumes in all segments resulting from increased domestic and international travel as the hospitality industry continued to show significant recovery in 2023.
Other
The increase in revenue and expenses of Other in 2023 primarily reflected higher business volumes at AGT, Boat Rocker and Dexterra Group and the consolidation of Grivalia Hospitality (on July 5, 2022), partially offset by the deconsolidation of Pethealth (deconsolidated on October 31, 2022) and a lower non-cash goodwill impairment charge related to the company’s investment in Farmers Edge of  $63.5 in 2023 compared to $133.4 in 2022.
Interest and Dividends
An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates
An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.
Net Gains (Losses) on Investments
An analysis of net gains (losses) on investments is provided in the Investments section of this MD&A.
Interest Expense
Interest expense as presented in the consolidated statement of earnings was comprised as follows:
	2023	2022
Interest expense on borrowings:
Holding company	272.6	257.1
Insurance and reinsurance companies	57.9	59.0
Non-insurance companies(1)	130.0	89.8
	460.5	405.9
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	14.3	13.9
Non-insurance companies	35.2	33.0
	49.5	46.9
Interest expense	510.0	452.8

(1)
Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2023 principally reflected the issuance in August 2022 of the $750.0 principal amount of 5.625% unsecured senior notes due 2032.
The increase in interest expense on borrowings at the non-insurance companies in 2023 principally reflected higher interest rates on credit facilities across a number of non-insurance companies, increased borrowings at AGT to support higher business volumes and at Recipe as part of the privatization transaction on October 28, 2022, the inclusion of a full year of interest expense at Grivalia Hospitality (consolidated on July 5, 2022) and movements of certain redemption liabilities primarily at Boat Rocker.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2023.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.
	2023	2022
Fairfax corporate overhead	270.2	144.5
Subsidiary holding companies’ corporate overhead	70.5	60.7
Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges(1)	89.5	91.5
Corporate overhead as presented in the consolidated statements of earnings	430.2	296.7
Holding company interest and dividends	31.0	(9.6)
Holding company share of profit of associates	(32.2)	(110.5)
Investment management and administration fee income and other	(246.2)	(124.4)
Corporate overhead and other(2)	182.8	52.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023.

Fairfax corporate overhead increased to $270.2 in 2023 from $144.5 in 2022, primarily reflecting increased charitable donations, employee compensation expenses, and legal, audit and consulting fees, partially offset by decreased office and general expenses.
Subsidiary holding companies’ corporate overhead increased to $70.5 in 2023 from $60.7 in 2022, primarily reflecting increased charitable donations and employee compensation expenses, partially offset by decreased consulting fees related to the implementation of IFRS 17 and decreased office and general expenses.
Subsidiary holding companies’ non-cash intangible asset amortization of  $89.5 in 2023 and $91.5 in 2022 primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Investment management and administration fee income and other of  $246.2 in 2023 (2022 – $124.4) included the impact of Fairfax India’s performance fees to Fairfax of  $69.4 in 2023 and a reversal of fee income accrual of  $36.4 in 2022. Excluding the impact of Fairfax India’s performance fees, investment management and administration fees and other income was $176.8 in 2023 compared to $160.8 in 2022, primarily reflecting increased fees earned by Hamblin Watsa in 2023 due to the growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax. At December 31, 2023 the performance fee receivable of $110.2 was accrued by the company pursuant to its investment advisory agreement with Fairfax India.
Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.
Income Taxes
The company’s effective income tax rate in 2023 of 13.8% (provision for income taxes of  $813.4) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets.
The company’s effective income tax rate in 2022 of 22.3% (provision for income taxes of  $1,092.5) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions) and foreign exchange (principally related to Canadian holding companies where tax returns are filed in Canadian dollars but the holding companies are U.S. dollar functional currency, with the U.S. dollar strengthened relative to the Canadian dollar), partially offset by permanent differences (principally related to a non-cash goodwill impairment charge on Farmers Edge).
For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.
Non-controlling Interests
At December 31, 2023 non-controlling interests of  $4,750.4 was comprised of non-controlling interests of the insurance and reinsurance companies of  $3,115.8 (primarily related to Allied World, Brit, Odyssey Group and Gulf Insurance) and non-controlling interests of the non-insurance companies of  $1,634.6 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2023.

Balance Sheets by Reporting Segment
The company’s segmented balance sheets as at December 31, 2023 and 2022 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:
(a)
The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.

(b)
Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2023. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.

(c)
Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

	Equity interests in Fairfax affiliates at December 31, 2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Life insurance and Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	–	–	91.9%	100.0%
TRG (Run-off)	–	–	31.5%	–	68.5%	100.0%
Singapore Re	–	8.8%	91.2%	–	–	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	19.5%	0.7%	2.1%	38.0%	64.6%
Fairfax India	11.6%	19.3%	4.2%	1.0%	6.4%	42.5%
Recipe	29.3%	43.9%	1.6%	0.3%	8.9%	84.0%
Boat Rocker	34.3%	5.9%	4.7%	–	–	44.9%
AGT	17.0%	24.1%	–	–	18.5%	59.6%
Dexterra Group	5.3%	31.3%	–	3.4%	9.3%	49.3%
Farmers Edge	28.5%	22.9%	9.8%	–	–	61.2%
Grivalia Hospitality	9.3%	27.2%	–	48.7%	–	85.2%

(1)
This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	126.7	144.2	–	270.9	–	–	1,510.7	1,781.6
Insurance contract receivables	30.9	873.8	10.6	915.3	10.8	–	–	926.1
Portfolio investments(1)	14,223.8	35,203.6	8,752.6	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	2,034.4	7,301.2	2,037.8	11,373.4	454.3	–	(940.0)	10,887.7
Deferred income tax assets	27.9	(69.3)	59.2	17.8	1.3	54.1	227.9	301.1
Goodwill and intangible assets	838.9	2,278.5	1,128.3	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	215.5	33.2	2.1	250.8	338.8	–	(589.6)	–
Other assets	605.6	845.3	608.9	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	48.8	181.0	15.5	–	(196.5)	–
Total assets	18,133.1	46,713.3	12,648.3	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1
Liabilities
Accounts payable and accrued liabilities	499.8	1,043.1	540.8	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	21.6	329.1	0.7	351.4	–	61.0	32.5	444.9
Deferred income tax liabilities	41.0	307.2	324.3	672.5	69.6	274.2	234.0	1,250.3
Insurance contract payables	52.2	367.4	133.9	553.5	653.4	–	–	1,206.9
Insurance contract liabilities	10,154.6	27,495.7	4,999.6	42,649.9	4,466.7	–	(945.2)	46,171.4
Due to affiliates	23.4	6.4	19.9	49.7	0.8	159.9	(210.4)	–
Borrowings – holding company and insurance and reinsurance companies	38.4	684.3	172.9	895.6	–	–	6,928.9	7,824.5
Borrowings – non-insurance companies	–	–	–	–	–	1,891.8	7.2	1,899.0
Total liabilities	10,831.0	30,233.2	6,192.1	47,256.3	5,448.1	5,012.5	6,567.3	64,284.2
Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,302.1	16,013.8	6,112.1	29,428.0	1,081.5	3,913.0	(11,472.0)	22,950.5
Non-controlling interests	–	466.3	344.1	810.4	12.3	124.1	3,803.6	4,750.4
Total equity	7,302.1	16,480.1	6,456.2	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	18,133.1	46,713.3	12,648.3	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1
Capital
Borrowings	38.4	684.3	172.9	895.6	–	1,891.8	6,936.1	9,723.5
Investments in Fairfax affiliates	808.0	1,408.2	171.5	2,387.7	423.2	–	(2,810.9)	–
Shareholders’ equity attributable to shareholders of Fairfax	6,494.1	12,615.7	5,637.4	24,747.2	658.3	2,402.5	(4,857.5)	22,950.5
Non-controlling interests	–	2,456.2	647.3	3,103.5	12.3	1,634.6	–	4,750.4
Total capital	7,340.5	17,164.4	6,629.1	31,134.0	1,093.8	5,928.9	(732.3)	37,424.4
% of consolidated total capital	19.6%	45.9%	17.7%	83.2%	2.9%	15.8%	(1.9)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Segmented Balance Sheet as at December 31, 2022
Restated
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	110.7	205.9	–	316.6	–	–	1,029.2	1,345.8
Insurance contract receivables	24.3	597.8	14.1	636.2	12.7	–	–	648.9
Portfolio investments(1)	12,714.6	30,808.2	5,516.0	49,038.8	4,275.4	2,119.3	(1,108.8)	54,324.7
Reinsurance contract assets held	1,917.6	6,782.7	1,610.6	10,310.9	413.4	–	(1,032.8)	9,691.5
Deferred income tax assets	(52.8)	(34.2)	46.4	(40.6)	(6.4)	54.5	129.8	137.3
Goodwill and intangible assets	800.8	2,410.4	185.6	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	193.3	10.9	2.1	206.3	364.1	–	(570.4)	–
Other assets	585.2	836.1	252.4	1,673.7	832.5	4,153.2	321.9	6,981.3
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	34.9	167.1	29.3	–	(196.4)	–
Total assets	16,323.1	41,720.6	7,662.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5
Liabilities
Accounts payable and accrued liabilities	657.5	1,003.2	241.1	1,901.8	257.6	2,430.7	216.5	4,806.6
Derivative obligations	5.6	107.4	0.5	113.5	–	58.2	19.3	191.0
Deferred income tax liabilities	26.8	264.9	225.0	516.7	43.2	252.4	55.7	868.0
Insurance contract payables	41.2	652.6	91.6	785.4	617.3	–	–	1,402.7
Insurance contract liabilities	9,030.9	24,799.0	3,091.4	36,921.3	4,009.2	–	(1,023.9)	39,906.6
Due to affiliates	7.1	3.0	7.0	17.1	0.3	82.4	(99.8)	–
Borrowings – holding company and insurance and reinsurance companies	38.3	695.1	–	733.4	–	–	5,887.6	6,621.0
Borrowings – non-insurance companies	–	–	–	–	–	1,996.9	7.0	2,003.9
Total liabilities	9,807.4	27,525.2	3,656.6	40,989.2	4,927.6	4,820.6	5,062.4	55,799.8
Equity
Shareholders’ equity attributable to shareholders of Fairfax	6,515.7	13,798.4	3,936.0	24,250.1	1,000.9	3,664.1	(9,799.3)	19,115.8
Non-controlling interests	–	397.0	69.5	466.5	–	126.7	3,309.7	3,902.9
Total equity	6,515.7	14,195.4	4,005.5	24,716.6	1,000.9	3,790.8	(6,489.6)	23,018.7
Total liabilities and total equity	16,323.1	41,720.6	7,662.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5
Capital
Borrowings	38.3	695.1	–	733.4	–	1,996.9	5,894.6	8,624.9
Investments in Fairfax affiliates	692.4	1,317.9	146.8	2,157.1	276.2	–	(2,433.3)	–
Shareholders’ equity attributable to shareholders of Fairfax	5,823.3	10,716.2	3,807.5	20,347.0	724.7	2,100.4	(4,056.3)	19,115.8
Non-controlling interests	–	2,161.3	51.2	2,212.5	–	1,690.4	–	3,902.9
Total capital	6,554.0	14,890.5	4,005.5	25,450.0	1,000.9	5,787.7	(595.0)	31,643.6
% of consolidated total capital	20.7%	47.0%	12.7%	80.4%	3.2%	18.3%	(1.9)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(3)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary
Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2023 compared to December 31, 2022 were primarily due to the consolidation of Gulf Insurance on December 26, 2023, increased business volumes at the property and casualty insurance and reinsurance companies, significant increase in interest and dividends primarily from the company’s fixed income portfolio and net proceeds received from the sale of Brit’s Managing General Underwriter operations, Ambridge.
Holding company cash and investments increased to $1,781.6 ($1,749.1 net of  $32.5 of holding company derivative obligations) at December 31, 2023 from $1,345.8 at December 31, 2022 ($1,326.4 net of  $19.4 of holding company derivative obligations). Significant cash transactions at the holding company in 2023 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.
Insurance contract receivables increased by $277.2 to $926.1 at December 31, 2023 from $648.9 at December 31, 2022 principally related to the Global Insurers and Reinsurers reporting segment, primarily reflecting the disposition of Ambridge by Brit, where receivables from Ambridge have been classified as third party business compared to December 31, 2022 when such receivables were an intercompany balance eliminated on consolidation, and increased business volumes at Allied World that resulted in a higher balance from third party administrators that have a normal lag in the associated collections.
Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $63,422.1 at December 31, 2023 ($63,009.7 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2022 of  $54,324.7 ($54,153.1 net of subsidiary derivative obligations). The increase of  $8,856.6 principally reflected the consolidation of the investment portfolio of Gulf Insurance of  $2,372.6, interest and dividends earned by the property and casualty insurance and reinsurance companies of  $1,654.7, share of profit of associates of  $1,022.2, net unrealized gains on bonds and common stocks, and foreign currency net gains on investments, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments decreased by $2,239.9, primarily due to deployment of cash and re-investment of net proceeds on sales and maturities of U.S. treasury and other government short term investments into bonds as described in the paragraph that follows, partially offset by the consolidation of the cash and short term investments of Gulf Insurance ($835.9).
Bonds (including bonds pledged for derivative obligations) increased by $8,271.3, primarily reflecting net purchases of U.S. treasury bonds, other government bonds, first mortgage loans and corporate bonds, the consolidation of Gulf Insurance’s bond portfolio ($1,136.3), net unrealized gains and a promissory note received from Brit’s sale of Ambridge.
Common stocks increased by $2,158.2 primarily reflecting net purchases of common stocks, net unrealized gains, the reclassification of the Fairfax India’s residual interest in IIFL Finance to FVTPL (previously equity accounted), and the consolidation of Gulf Insurance’s common stock portfolio ($216.2).
Investments in associates increased by $601.6 primarily reflecting share of profit of associates of  $1,022.2, additional investments in Bangalore Airport by Fairfax India, increased investment in Poseidon (formerly Atlas) common shares through the exercise of equity warrants, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados, purchases of other associates and the consolidation of Gulf Insurance’s associates ($151.8), partially offset by the sale of the company’s investment in Resolute, Fairfax India’s partial sale of IIFL Finance and the corresponding reclassification of the residual interest to FVTPL, the consolidation of Gulf Insurance (previously equity accounted) and the recognition of distributions and dividends from associates and joint ventures.
Derivatives and other invested assets, net of derivative obligations, decreased by $44.0 primarily reflecting net sales of investment property and higher net payables to counterparties on foreign exchange contracts.
Reinsurance contract assets held increased by $1,196.2 to $10,887.7 at December 31, 2023 from $9,691.5 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($571.3) and increased business volumes (principally at Allied World, Brit, Northbridge and Crum & Forster), partially offset by the settlement of U.S. crop losses ceded to reinsurers at Odyssey Group.

Deferred income tax assets increased by $163.8 to $301.1 at December 31, 2023 from $137.3 at December 31, 2022 primarily reflecting deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase in the opening tax basis of assets. As a result of the transition adjustment, a deferred income tax asset of $140.8 was recorded during 2023.
Goodwill and intangible assets increased by $687.3 to $6,376.3 at December 31, 2023 from $5,689.0 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance (goodwill of  $330.5 and intangible assets of  $607.0), partially offset by the amortization of intangible assets, the sale of Ambridge by Brit and non-cash goodwill impairment charges related to non-insurance companies of  $107.9, including Farmers Edge ($63.5).
The allocation by operating segment at December 31, 2023 of goodwill of  $3,121.9 and intangible assets of $3,254.4 (December 31, 2022 – $2,927.5 and $2,761.5), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2023. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2023 and it was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges principally on Farmers Edge as described above.
Other assets increased by $1,308.9 to $8,290.2 at December 31, 2023 from $6,981.3 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($501.3), increases in unit-linked insurance products at Eurolife, higher premises and equipment at Grivalia Hospitality reflecting its expanded operations, increased accrued interest and dividends related to higher interest income in 2023 and increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment, partially offset by the sale of Ambridge by Brit.
Accounts payable and accrued liabilities increased by $680.6 to $5,487.2 at December 31, 2023 from $4,806.6 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($292.0), higher payables related to cost of sales at AGT due to growth in business volume, increased donations, legal and consulting fees, and higher salaries and employee benefits, partially offset by the sale of Ambridge by Brit.
Deferred income tax liabilities increased by $382.3 to $1,250.3 at December 31, 2023 from $868.0 at December 31, 2022 principally due to the release of prior year impairments and deferred intercompany losses related to the company’s investment in Resolute, net unrealized gains on investments in the U.S. and the consolidation of Gulf Insurance.
Insurance contract payables decreased by $195.8 to $1,206.9 at December 31, 2023 from $1,402.7 at December 31, 2022 primarily reflecting a decrease in payables to agents and brokers at Allied World and a decrease in other insurance contract payables at Odyssey Group (both related to timing of settlements), partially offset by the consolidation of Gulf Insurance ($34.8), increase in payables to agents and brokers at Brit and higher non-unit linked insurance products at Eurolife.
Insurance contract liabilities increased by $6,264.8 to $46,171.4 at December 31, 2023 from $39,906.6 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($1,745.4), the timing of paying out long-tail claims at Odyssey Group and Brit and increased business volumes (principally at Allied World, Northbridge, Crum & Forster, Fairfax Asia and Eurolife).
Borrowings – holding company and insurance and reinsurance companies increased by $1,203.5 to $7,824.5 at December 31, 2023 from $6,621.0 at December 31, 2022 primarily reflecting the issuance of a note payable to KIPCO of  $579.2 relating to the acquisition of Gulf Insurance, net proceeds of  $393.9 from the issuance of unsecured senior notes due 2033 and the consolidation of Gulf Insurance’s borrowings of  $172.9.
Non-controlling interests increased by $847.5 to $4,750.4 at December 31, 2023 from $3,902.9 at December 31, 2022 primarily reflecting the non-controlling interests’ share of net earnings ($713.1) and the acquisition of subsidiaries ($602.6, principally related to the consolidation of Gulf Insurance), partially offset by net changes in capitalization ($252.1, principally related to the purchase of certain securities held through AVLNs entered with RiverStone Barbados, repurchases of shares by Fairfax India and the acquisition of non-controlling interests in Allied World, partially offset by the partial disposition of Thomas Cook India shares) and dividends paid to non-controlling interests ($204.5, primarily by the Global Insurers and Reinsurers reporting segment). For further details refer to note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.
Comparison of 2022 to 2021 – Total assets and total liabilities increased to $78,818.5 and $55,799.8 at December 31, 2022 from $76,124.4 and $54,648.2 at December 31, 2021 (which reflects the January 1, 2022 restated balances under IFRS 17) primarily reflecting the consolidation of Grivalia Hospitality on July 5, 2022,

FAIRFAX FINANCIAL HOLDINGS LIMITED

increased business volumes at the property and casualty insurance and reinsurance companies and net proceeds received from the sale of Crum & Forster’s Pet Insurance Group and Pethealth. Refer to note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023 and to the Accounting and Disclosure Matters section at the end of this MD&A, under the heading “Material Accounting Policy Changes – Adoption of IFRS 17 Insurance Contracts”, for additional details.
Liability for Incurred Claims for Insurance Contracts
Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.
The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by segment and line of business:
December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	973.7	6,476.4	1,550.6	9,000.7	28.9	9,029.6
Casualty	8,275.6	20,384.4	1,120.0	29,780.0	1,221.5	31,001.5
Specialty	289.4	1,526.9	690.6	2,506.9	0.9	2,507.8
Insurance contracts – LIC (excluding risk adjustment and discounting)	9,538.7	28,387.7	3,361.2	41,287.6	1,251.3	42,538.9

(1)
Excludes provision for claims for life policy benefits of  $54.3.

December 31, 2022
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off	Total(1)
Property	761.1	6,521.8	1,120.2	8,403.1	30.2	8,433.3
Casualty	7,483.8	18,090.4	780.2	26,354.4	1,205.9	27,560.3
Specialty	276.9	1,418.7	563.9	2,259.5	0.9	2,260.4
Insurance contracts – LIC (excluding risk adjustment and discounting)	8,521.8	26,030.9	2,464.3	37,017.0	1,237.0	38,254.0

(1)
Excludes provision for claims for life policy benefits of  $35.3.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2023 of  $8.6 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).
The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.
As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.
The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the tables that follows excludes the loss reserve development of a subsidiary in the year it is acquired.
Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:
	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2023	2022
North American Insurers	127.2	77.2
Global Insurers and Reinsurers	81.6	21.1
International Insurers and Reinsurers	100.8	97.9
Net favourable prior year reserve development	309.6	196.2
Run-off – net adverse prior year reserve development	(259.4)	(147.2)
Net favourable prior year reserve development	50.2	49.0
The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.
Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2023 are tables that show the historical reserve development of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit and Allied World) and International Insurers and Reinsurers, of liability for incurred claims for insurance contracts.
Asbestos, Pollution and Other Latent Hazards
The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).
A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company’s exposure to asbestos losses are now under the management of Run-off. Considerable uncertainty surrounding these types of claims affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. Key legal principles governing coverage obligations remain unsettled in

FAIRFAX FINANCIAL HOLDINGS LIMITED

the courts, and legislation in various states has undermined the intent of the insurer and policyholder expressed in policy language. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly. As a result, the insurance industry confronts continuing litigation and uncertainty in its efforts to quantify asbestos exposures.
Mesothelioma and lung cancer claims comprise the majority of asbestos claims now being filed and litigated, and the number of mesothelioma cases, while decreasing, has not tailed off as expected. Excessive numbers of defendants continue to be named in each case, and each year more defendants not previously sued for asbestos liability are named in lawsuits, putting pressure on costs of defense. Furthermore, the U.S. tort system and public sentiment toward alleged corporate wrongdoers create challenging litigation circumstances. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. The company continues to implement strategies and initiatives to address these issues and will evaluate and adjust its asbestos reserves as necessary.
The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims have also arisen from insureds’ alleged responsibility for sports-related head trauma, sexual molestation, and opioid addiction. Potential exposure associated with sexual molestation claims has increased in recent years, driven by heightened awareness and investigation into past abuse, high profile claims, and legislation expanding alleged victims’ ability to sue, all of which have resulted in additional claims being reported to the company. The company also has begun to receive environmental contamination and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”), sometimes called “forever chemicals”, and is monitoring the emergence of mass tort litigation involving claims of injury from pesticides and agricultural chemicals such as “Roundup,” Paraquat and chlorpyrifos. Coverage for lead paint manufacturers’ liability for large-scale abatement of lead paint is being litigated in various appellate courts. Moreover, the company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc, often alleged to have been contaminated with asbestos, as an ingredient of consumer products such as powders and cosmetics. Individual claimants number in the tens of thousands, and the future development of these claims and the degree of the company’s exposure to them are highly uncertain.
Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.
Following is an analysis of the company’s gross and net insurance contract liabilities, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:
	2023		2022
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance claims for asbestos claims at January 1	1,077.3	820.1	1,036.7	838.9
Asbestos losses incurred during the year	165.0	120.2	215.8	113.7
Asbestos losses paid during the year	(244.6)	(152.8)	(175.2)	(132.5)
Insurance claims for asbestos claims at December 31	997.7	787.5	1,077.3	820.1

(1)
Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.

Reinsurance Contract Assets Held
The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.
Reinsurance contract assets held of  $10,887.7 on the consolidated balance sheet at December 31, 2023, consisting of the asset for remaining coverage ($771.7) and the asset for incurred claims for reinsurance contracts held ($10,116.0), increased by $1,196.2 from $9,691.5 at December 31, 2022, primarily reflecting the consolidation of Gulf Insurance and increased business volumes (primarily at Crum & Forster, Allied World and Northbridge).
The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and includes the unearned portion of premiums ceded to reinsurers) at December 31, 2023, which represented 53.7% (December 31, 2022 – 62.5%) of reinsurance contract assets held, undiscounted from reinsurers.
Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Reinsurance Contract Assets Held, undiscounted(2)	Net unsecured Reinsurance Contract Assets Held, undiscounted(3)
Munich	Munich Reinsurance Company	A+	1,532.2	1,339.2
Swiss Re	Swiss Reinsurance America Corporation	A+	1,368.5	1,321.8
Lloyd’s	Lloyd’s	A	1,157.7	1,139.3
Everest	Everest Reinsurance (Bermuda), Ltd	A+	845.5	737.5
HDI	Hannover Rück SE	A+	650.2	640.7
Berkshire Hathaway	General Reinsurance Corporation	A++	622.0	619.5
Risk Management Agency	Federal Crop Insurance Corporation	NR	592.3	592.3
Sompo Holdings	Endurance Assurance Corporation	A+	588.3	580.5
Axis	Axis Reinsurance Company	A	462.0	405.4
RenaissanceRe	Validus Reinsurance (Switzerland) Ltd.	A	457.1	442.5
Top 10 reinsurance groups			8,275.8	7,818.7
Other reinsurers			7,138.4	6,451.3
Reinsurance contract assets held, undiscounted			15,414.2	14,270.0
Provision for uncollectible reinsurance			(197.2)	(197.2)
Reinsurance contract assets held, undiscounted			15,217.0	14,072.8

(1)
Financial strength rating of principal reinsurer.

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2023 as follows:
December 31, 2023
As presented above	15,217.0
Effect of discounting	(1,777.6)
Risk adjustment for non-financial risk	1,105.8
Premiums payable to reinsurers and other	(3,657.5)
Reinsurance contract assets held	10,887.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2023 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.
A.M. Best rating (or S&P equivalent)	Reinsurance Contract Assets Held, undiscounted	Balance for which security is held	Net unsecured Reinsurance Contract Assets Held, undiscounted
A++	911.5	28.3	883.2
A+	6,845.0	400.2	6,444.8
A	5,102.9	212.7	4,890.2
A-	643.8	50.6	593.2
B++	121.2	4.9	116.3
B+	40.3	–	40.3
B or lower	110.5	–	110.5
Not rated	945.0	440.8	504.2
Pools and associations	694.0	6.7	687.3
	15,414.2	1,144.2	14,270.0
Provision for uncollectible reinsurance	(197.2)		(197.2)
Reinsurance contract assets held, undiscounted	15,217.0		14,072.8
To support reinsurance contract assets held, undiscounted balances, the company had the benefit of letters of credit or trust funds totaling $1,144.2 at December 31, 2023. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.
Substantially all of the provision for uncollectible reinsurance of  $197.2 at December 31, 2023 related to net unsecured reinsurance contract assets held, undiscounted of  $771.3 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).
Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2023. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2023.
The consolidated net reinsurance result was a cost of  $1,033.7 (2022 – $1,234.8), comprised of  (i) cost of reinsurance of  $4,977,4 (2022 – $4,509.2) that consists of premiums ceded to reinsurers of  $6,322.3 (2022 – $5,563.5), partially offset by commission income on ceded premiums of  $1,344.9 (2022 – $1,054.3), less (ii) recoveries of insurance service expenses of  $3,943.7 (2022 – $3,274.4) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $812.5 (2022 – $550.2).
Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	(17.2)	(1,033.7)

Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Inter- company	Consolidated
Cost of reinsurance	(962.9)	(2,927.3)	(956.5)	(4,846.7)	(1.7)	339.2	(4,509.2)
Recoveries of insurance service expenses	867.8	2,373.5	359.2	3,600.5	106.8	(432.9)	3,274.4
Net reinsurance result	(95.1)	(553.8)	(597.3)	(1,246.2)	105.1	(93.7)	(1,234.8)
Premiums ceded to reinsurers increased to $6,322.3 in 2023 from $5,563.5 in 2022 principally due to higher business volumes at Crum & Forster and Singapore Re and the impact of the effect of a fronting arrangement on Crum & Forster’s pet business.
Commission income on ceded premiums increased to $1,344.9 in 2023 from $1,054.3 in 2022, primarily reflecting increased business volumes and higher average commission rates at Crum & Forster and Singapore Re and the impact of a higher profit sharing commission income accrual at La Meridional driven by the significant devaluation of the Argentina Peso in the fourth quarter of 2023.
Recoveries of insurance service expenses increased to $3,943.7 in 2023 from $3,274.4 in 2022, primarily reflecting an increase at Fairfax Latam due to large claims on fronting arrangements in Chile and Argentina, and increases at Crum & Forster and Singapore Re commensurate with the increase in premiums ceded to reinsurers, partially offset by lower U.S. crop losses ceded to reinsurers at Odyssey Group, lower current period catastrophe losses ceded to reinsurers at Brit and a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced ceded losses on claims.
The use of reinsurance in 2023 decreased cash provided by operating activities by approximately $1,237.2 (2022 – $1,589.0) primarily reflecting the timing of premiums paid to reinsurers in 2023 and 2022 which was earlier than the collection of reinsurance on claims paid.
Investments
Hamblin Watsa Investment Counsel Ltd.
Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.
Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance
Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.
Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
↕
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20

(1)
IFRS basis for 2010 to 2023; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company’s investment in other funds with a carrying value of  $305.7 at December 31, 2023 (December 31, 2022 – $202.8, December 31, 2021 – $195.5, December 31, 2020 – $195.4, December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.

(6)
Increases primarily related to Allied World’s investment portfolio of  $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(8)
Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of  $3,256.8 and $316.9 respectively.

(9)
Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.

(10)
Restated for the adoption of IFRS 17 on January 1, 2023.

(11)
Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of  $2,372.6.

Investments per share increased by $436.69 to $2,815.20 at December 31, 2023 from $2,378.51 at December 31, 2022 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (pursuant to normal course issuer bids). The company’s common shares effectively outstanding decreased to 23,003,248 at December 31, 2023 from 23,325,305 at December 31, 2022. Since 1985, investments per share has compounded at a rate of 18.3% per year, including the impact of acquisitions.

Interest and Dividends
The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.
		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73

(1)
IFRS basis for 2010 to 2023; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(8)
Restated for the adoption of IFRS 17 on January 1, 2023.

Interest and dividends increased to $1,896.2 in 2023 from $961.8 in 2022, primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the year, net purchases of longer-dated U.S. treasury government bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023, partially offset by higher total return swap expense paid on long equity total return swaps.
The company’s pre-tax interest and dividends yield of 3.15% in 2023 increased from 1.77% in 2022 and the company’s after-tax interest and dividends yield of 2.32% in 2023 increased from 1.30% in 2022, with the year-over-year increases principally reflecting the factors described in the preceding paragraph.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends by reporting segment and category in 2023 and 2022 were comprised as shown in the following tables:
Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	46.8	124.5	62.6	233.9	15.0	7.9	22.6	279.4
Bonds	432.1	970.9	114.4	1,517.4	92.4	8.6	6.5	1,624.9
Derivatives and other invested assets	(2.1)	(7.4)	2.4	(7.1)	0.2	1.0	(57.3)	(63.2)
	476.8	1,088.0	179.4	1,744.2	107.6	17.5	(28.2)	1,841.1
Dividends	30.4	58.4	16.9	105.7	10.8	16.5	0.8	133.8
Investment expenses	(63.9)	(115.3)	(16.0)	(195.2)	(15.4)	(110.1)	242.0	(78.7)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	214.6	1,896.2
Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	19.8	44.4	24.7	88.9	2.7	1.2	8.7	101.5
Bonds	220.1	384.1	73.1	677.3	53.2	8.8	13.8	753.1
Derivatives and other invested assets	9.1	19.3	1.2	29.6	0.5	0.2	(11.4)	18.9
	249.0	447.8	99.0	795.8	56.4	10.2	11.1	873.5
Dividends	32.0	54.9	16.0	102.9	12.3	24.6	0.6	140.4
Investment expenses	(47.0)	(89.4)	(16.2)	(152.6)	(13.1)	(8.2)	121.8	(52.1)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	133.5	961.8

Share of Profit (Loss) of Associates
Share of profit of associates in 2023 of  $1,022.2 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of  $437.7 compared to $263.0 in 2022) and EXCO (share of profit of  $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit in Poseidon (share of profit of  $149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of  $47.0 which included a non-cash impairment charge of  $52.8 compared to share of profit of  $6.8 in 2022).
Share of profit of associates by reporting segment and category in 2023 and 2022 were comprised as shown in the following tables:
Year ended December 31, 2023
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(1)	–	–	–	–	–	–	42.6	42.6
Digit	–	–	43.2	43.2	–	–	–	43.2
Other	0.7	1.9	7.2	9.8	0.3	–	(15.2)	(5.1)
	0.7	1.9	50.4	53.0	0.3	–	27.4	80.7
Non-insurance:
India
IIFL Finance(2)	–	–	–	–	–	45.1	–	45.1
Other	2.2	0.5	0.1	2.8	–	106.1	(47.1)	61.8
	2.2	0.5	0.1	2.8	–	151.2	(47.1)	106.9

Real estate	(4.7)	1.1	–	(3.6)	(4.0)	0.2	–	(7.4)
Other
Eurobank	46.9	241.2	48.2	336.3	57.2	–	44.2	437.7
Poseidon (formerly Atlas)	20.7	101.8	11.9	134.4	5.7	–	9.5	149.6
EXCO	47.0	56.8	15.5	119.3	7.1	–	2.7	129.1
Other	52.3	65.9	1.2	119.4	9.9	0.8	(4.5)	125.6
	166.9	465.7	76.8	709.4	79.9	0.8	51.9	842.0
	164.4	467.3	76.9	708.6	75.9	152.2	4.8	941.5
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	1,022.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022
	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non- insurance companies	Corporate and Other	Consolidated
							Restated	Restated
Insurance and reinsurance:
Gulf Insurance	–	–	–	–	–	–	60.7	60.7
Digit	–	–	(11.0)	(11.0)	–	–	–	(11.0)
Other	(1.8)	1.2	(0.7)	(1.3)	(0.9)	–	(9.4)	(11.6)
	(1.8)	1.2	(11.7)	(12.3)	(0.9)	–	51.3	38.1
Non-insurance:
India
IIFL Finance	–	–	–	–	–	36.5	–	36.5
Other	2.9	0.7	0.1	3.7	–	95.7	6.6	106.0
	2.9	0.7	0.1	3.7	–	132.2	6.6	142.5

Real estate	12.8	(3.7)	–	9.1	11.3	(0.2)	(0.9)	19.3
Other
Eurobank	28.3	141.6	28.9	198.8	21.3	–	42.9	263.0
Poseidon (formerly Atlas)	29.9	194.6	15.4	239.9	12.1	–	6.2	258.2
Resolute	104.8	34.6	11.3	150.7	4.9	–	3.4	159.0
EXCO	30.0	36.5	9.0	75.5	4.6	–	1.8	81.9
Other	32.9	23.8	(0.6)	56.1	3.1	2.0	(0.8)	60.4
	225.9	431.1	64.0	721.0	46.0	2.0	53.5	822.5
	241.6	428.1	64.1	733.8	57.3	134.0	59.2	984.3
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	110.5	1,022.4
See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023 for details of transactions described below:
(1)
On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance.

(2)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1%. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, and commenced classifying it at FVTPL.

Net Gains (Losses) on Investments
Net gains on investments of  $1,949.5 in 2023 (2022 – net losses on investments of  $1,573.2) was comprised as shown in the following table:
	2023			2022
				Restated
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	43.9	420.5	464.4	364.5	(607.2)	(242.7)
Bonds and preferred stocks – convertible	(0.2)	77.3	77.1	11.6	(253.0)	(241.4)
Other equity derivatives(2)(3)(4)	144.0	213.2	357.2	331.7	(140.9)	190.8
Disposition of non-insurance associates(5)	322.0	–	322.0	45.1	–	45.1
Other	(3.1)	–	(3.1)	4.4	–	4.4
Long equity exposures and financial effects	506.6	711.0	1,217.6	757.3	(1,001.1)	(243.8)
Bonds	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)
U.S. treasury bond forward contracts	172.3	(12.5)	159.8	163.0	(0.6)	162.4
Total bonds	(415.3)	1,129.4	714.1	(20.6)	(1,065.5)	(1,086.1)
Foreign currency(6)	(222.5)	103.7	(118.8)	266.5	(410.1)	(143.6)
Other	1.6	135.0	136.6	(85.4)	(14.3)	(99.7)
Net gains (losses) on investments	(129.6)	2,079.1	1,949.5	917.8	(2,491.0)	(1,573.2)
Net gains (losses) on bonds is comprised as follows:
Government bonds	(488.7)	932.2	443.5	(161.3)	(567.8)	(729.1)
U.S. states and municipalities	1.3	25.7	27.0	(0.2)	(73.5)	(73.7)
Corporate and other	(100.2)	184.0	83.8	(22.1)	(423.6)	(445.7)
	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)
See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2023 for details of transactions described below:
(1)
On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of  $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and options and the AVLNs entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2023 included $320.6 in unrealized gains (2022 – $100.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of  $516.9 at December 31, 2023 (December 31, 2022 – $196.3) recorded in holding company cash and investments.

(3)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2023 included $304.2 in realized gains (2022 – $154.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.

(4)
On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its Atlas equity warrants with a strike price of $8.05 per share for aggregate cash consideration of  $201.3 and recognized a net loss on investment of  $37.2 (realized gains of  $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.

(5)
During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of  $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of  $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of  $204.2 in the consolidated statement of earnings.

(6)
Foreign currency net losses were primarily related to underwriting activities during 2023, partially offset by foreign currency net gains on investing activities. Foreign currency net gains on investment activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.

Long equity exposures and financial effects:   Long equity exposures and financial effects excludes the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2023 the company’s long equity

FAIRFAX FINANCIAL HOLDINGS LIMITED

exposure produced net gains of  $1,217.6, and were primarily comprised of net gains on common stocks ($464.4), long equity total return swaps ($349.1, which included net gains of  $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of  $204.2 on reclassification of the company’s residual investment to FVTPL), AVLNs entered with RiverStone Barbados ($78.0) and realized gains on the disposition of the company’s equity accounted investment in Resolute ($44.2).
Net losses on long equity exposures of  $243.8 in 2022 were primarily comprised of net losses on common stocks ($242.7), convertible bonds ($237.0), AVLNs entered with RiverStone Barbados ($87.3) and equity warrants and options ($50.0), partially offset by net gains on long equity total return swaps ($328.1, which included net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks).
Bonds:   Net gains on bonds in 2023 of  $714.1 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to Canadian and other corporate bonds) and Greek government bonds ($80.0).
Net losses on bonds in 2022 of  $1,086.1 were primarily comprised of net losses on corporate and other bonds ($445.7, principally related to U.S. and other corporate bonds), U.S. treasury bonds ($442.1), Greek government bonds ($157.8) and U.S. state municipal bonds ($73.7), partially offset by net gains on U.S. treasury bond forward contracts ($162.4).
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of  $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans.
Foreign currency:   Foreign currency net losses in 2023 of  $118.8 primarily reflected foreign currency net losses on underwriting activities of  $170.2 and net losses on foreign currency contracts of  $60.0, partially offset by foreign currency net gains on investing activities of  $111.4 (primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments).
Foreign currency net losses in 2022 of  $143.6 primarily reflected foreign currency net losses on investing activities of  $367.0 (primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies), partially offset by foreign currency net gains on underwriting activities of  $169.8 and net gains on foreign currency contracts of  $53.6.
Total Return on the Investment Portfolio
The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. For the years 1986 to 2006, total return on average investments, a supplementary financial measure, included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2023 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)	Change in unrealized gains (losses)	Net gains (losses) on investments(3)	Share of profit (loss) of associates	Total return on average investments
								(%)
1986	46.3	3.4	0.7	(0.2)	–	–	3.9	8.4
↕
2014	25,527.2	403.8	–	–	1,682.7	105.7	2,192.2	8.6
2015	27,604.4	512.2	–	–	(341.3)	172.9	343.8	1.2
2016	28,723.4	555.2	–	–	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–	–	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	–	–	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	–	–	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	–	–	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	–	–	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	–	–	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	–	–	2,119.7	1,022.2	5,038.1	8.4
Cumulative from inception		16,936.7	3,887.8		12,791.3	3,387.3	38,267.1	7.7(7)

(1)
IFRS basis for 2010 to 2023; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(5)
Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.

(6)
Restated for the adoption of IFRS 17 on January 1, 2023.

(7)
Simple average of the total return on average investments for each of the 38 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $17,737.8 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2023, total return on average investments has averaged 7.7%.
The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.
Bonds
Credit Risk
At December 31, 2023, 79.1% (December 31, 2022 – 80.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.6% (December 31, 2022 – 60.6%) rated AA or better (primarily consisting of government bonds). At December 31, 2023 the fixed income portfolio included the company’s investments in first mortgage loans of  $4,685.4 (December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2023 for a discussion of the company’s exposure to the credit risk in its fixed income portfolio.
Interest Rate Risk
Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $991.9 and $1,934.7 respectively (2022 – $435.4 and $852.9).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s exposure to interest rate risk increased during 2023 primarily due to net re-investments of proceeds from sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds (primarily with maturities between 5 to 7 years), net purchases of corporate bonds, other government bonds and first mortgage loans, and the consolidation of Gulf Insurance’s fixed income portfolio. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of  $292.8 (December 31, 2022 – $183.7). These contracts have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of  $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans.
The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Common Stocks
The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.
During 2023 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized gains on common stock positions, share of profit of associates and an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from net gains of  $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks).
The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.
A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2023 would potentially decrease the company’s net earnings by $781.1 and $1,522.8 (December 31, 2022 – by $646.8 and $1,287.8). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2023 and 2022 are summarized by the issuer’s primary industry in the table below.
	December 31, 2023(1)(2)	December 31, 2022(1)(2)
Financials and investment funds	9,621.2	7,486.6
Commercial and industrial	4,921.1	4,082.3
Consumer products and other	2,430.3	1,956.0
	16,972.6	13,524.9

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2023 of  $305.7 (December 31, 2022 – $202.8).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2023 and 2022 are summarized by the issuer’s country of domicile in the table below.
	December 31, 2023(1)(2)	December 31, 2022(1)(2)
Canada(3)	5,465.7	5,031.0
United States(4)	3,457.6	2,574.7
India(5)	2,669.2	2,156.5
Greece(6)	2,422.2	1,624.6
United Kingdom	630.6	377.4
Egypt	489.2	324.4
Singapore	197.9	218.0
Thailand	183.2	147.9
Netherlands	144.4	130.8
China	140.8	144.0
All other	1,171.8	795.6
	16,972.6	13,524.9

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2023 of  $305.7 (December 31, 2022 – $202.8).

(2)
Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects net gains on investments recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and share of profits from associates, partially offset by the disposition of the company’s equity accounted investment in Resolute.

(4)
The year-over-year increase primarily reflects net purchases of common stocks, net unrealized gains on common stock positions, and share of profits from associates.

(5)
Principally held by Fairfax India, in which the company has a 42.5% economic ownership interest and the remaining 57.5% is held by non-controlling interests.

(6)
The year-over-year increase principally reflects share of profits of Eurobank and purchase of Eurobank common shares held through the company’s investment in AVLNs entered with RiverStone Barbados.

Derivatives and Derivative Counterparties
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2023 was estimated to be $87.1 (December 31, 2022 – $11.7).
Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2023 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.
Float
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the accumulated float and the cost (benefit) of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 12.5% in 2023 to $31,249.8, at no cost.
Year	Underwriting profit(1)	Average float(1)	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
Weighted average since inception			(1.0)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.1)%

(1)
IFRS 17 basis for 2022 and 2023; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2023 and 2022 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.0%, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.1%. The company’s long term goal is to increase float at no cost, by achieving combined ratios consistently below 100%, and to invest that float for positive returns.
Year-end float for the most recent five years was comprised as follows:
	Property and Casualty Insurance and Reinsurance
Year(1)	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Run-off(2)	Consolidated Float
2019	6,043.4	13,259.4	1,328.3	20,631.1	1,747.4	22,378.5
2020	6,514.2	14,835.5	1,355.3	22,705.0	1,572.8	24,277.8
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1

(1)
IFRS 17 basis for 2022 and 2023; IFRS 4 basis for 2019 to 2021.

(2)
Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

During 2023 the company’s property and casualty insurance and reinsurance float increased by $4,332.2 to $33,415.9, at no cost to the company, primarily reflecting the acquisition of Gulf Insurance and increased float within the Global Insurers and Reinsurers reporting segment, Crum & Forster and Northbridge. The increased float principally resulted from increases in insurance contract liabilities, partially offset by increased reinsurance contract assets held, increased insurance contract receivables and decreased insurance contract payables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on asbestos, pollution and other hazards reserves.

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s Life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:
	December 31, 2023
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	46,875.9	3,051.2	3,415.1	(7,170.8)	46,171.4
Insurance contract payables	568.3	638.6	–	–	1,206.9
	47,444.2	3,689.8	3,415.1	(7,170.8)	47,378.3
Reinsurance contract assets held	11,443.0	80.6	1,105.7	(1,741.6)	10,887.7
Insurance contract receivables	926.1	–	–	–	926.1
	12,369.1	80.6	1,105.7	(1,741.6)	11,813.8
Float	35,075.1	3,609.2	2,309.4	(5,429.2)	35,564.5
	December 31, 2022(1)
	As presented above	Life insurance operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	40,891.9	2,523.5	3,123.7	(6,632.5)	39,906.6
Insurance contract payables	795.4	607.3	–	–	1,402.7
	41,687.3	3,130.8	3,123.7	(6,632.5)	41,309.3
Reinsurance contract assets held	10,179.3	4.9	1,032.9	(1,525.6)	9,691.5
Insurance contract receivables	648.9	–	–	–	648.9
	10,828.2	4.9	1,032.9	(1,525.6)	10,340.4
Float	30,859.1	3,125.9	2,090.8	(5,106.9)	30,968.9

(1)
Amounts presented for the year ended December 31, 2022 were restated and calculated using amounts presented in the consolidated financial statements under IFRS 17 as described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

Financial Condition
Capital Resources and Management
The company’s total capital significantly increased to $37,424.4 at December 31, 2023 from $31,643.6 at December 31, 2022, principally reflecting the record net earnings reported in 2023. The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2023.
A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Net premiums written to statutory surplus
	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.1	1.2
Crum & Forster	1.7	1.8
Zenith National	1.0	1.0
Global Insurers and Reinsurers
Allied World(1)	0.9	1.0
Odyssey Group	0.8	1.1
Brit	1.0	1.5
International Insurers and Reinsurers
Gulf Insurance(2)	1.4	–
Fairfax Asia(3)	0.6	0.5
Other	1.1	1.2
U.S. insurance industry	0.9	0.8

(1)
Allied World’s ratios use its U.S. GAAP equity of  $5,670.0 at December 31, 2023 (2022 – $4,594.7).

(2)
Gulf Insurance was consolidated on December 26, 2023.

(3)
Total equity excludes certain holding company investments.

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2023 were as follows:
	A.M. Best	Standard & Poor’s	Moody’s	DBRS	Fitch
Issuer Credit Ratings
Fairfax Financial Holdings Limited	bbb+	BBB	Baa2	A (low)	BBB
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A	A	A3	A (high)	–
Crum & Forster Holdings Corp.(1)	A	A	A3	–	–
Zenith National Insurance Corp.(1)	A	A	A3	–	–
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A	A	A2	–	–
Odyssey Group Holdings, Inc.(1)	A+	A	A2	–	–
Brit Limited(2)	A	AA-	–	–	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A	A2	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A	–	–	–
Singapore Reinsurance Corporation Limited	A	–	–	–	–
Wentworth Insurance Company Ltd.	A	–	–	–	–
Polish Re	A-	–	–	–	–
Colonnade Insurance S.A.	A-	–	–	–	–

(1)
Financial strength ratings apply to the operating companies.

(2)
Brit’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.

During 2023, Moody’s upgraded the issuer credit rating of Fairfax from Baa3 to Baa2 and the financial strength ratings of Zenith and Crum & Forster from Baa1 to A3 and of Gulf Insurance from A3 to A2, DBRS upgraded the issuer credit rating of Fairfax from BBB (high) to A (low) and the financial strength rating of Northbridge from A to A (high), AM Best upgraded the issuer credit rating of Fairfax from bbb to bbb+ and the financial strength rating of Odyssey Group from A to A+ and S&P upgraded the financial strength ratings on the Society of Lloyd’s from A+ to AA-. Also during 2023, Fitch assigned Fairfax a senior debt rating of BBB. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2023 compared to December 31, 2022.
Book Value Per Basic Share
Common shareholders’ equity at December 31, 2023 of  $21,615.0 or $939.65 per basic share compared to $17,780.3 or $762.28 per basic share at December 31, 2022, representing an increase per basic share in 2023 of 23.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2023; an increase of 24.7% adjusted to include that dividend).
The increase in book value per basic share was primarily due to record net earnings attributable to shareholders of Fairfax of  $4,381.8, partially offset by payments of common and preferred share dividends of  $294.9 and purchases of subordinate voting shares for cancellation for cash consideration of  $273.6.
During 2023 the number of common shares effectively outstanding decreased by 322,057, primarily as a result of purchases of 364,723 subordinate voting shares for cancellation, partially offset by net issuances of 42,666 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2023 there were 23,003,248 common shares effectively outstanding.
In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:
Year	Number of subordinate voting shares purchased	Average purchase price per share(1)	Net purchase cost
2019(2)	249,361	$473.21	118.0
2020(2)	343,871	$293.42	100.9
2021(3)	2,137,923	$494.92	1,058.1
2022(2)	387,790	$514.71	199.6
2023(2)	364,723	$749.99	273.6

(1)
The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.

(2)
Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids.

(3)
Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

Excess (deficiency) of fair value over carrying value
The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2023 was $1,006.0 compared to $310.0 at December 31, 2022, with $315.2 of that increase related to the company’s investment in publicly traded Eurobank.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2023			December 31, 2022
	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value	Excess (deficiency) of fair value over carrying value
Non-insurance associates(1):
Eurobank	2,251.6	2,099.5	152.1	1,344.5	1,507.6	(163.1)
Poseidon (formerly Atlas)(2)	2,046.3	1,706.4	339.9	1,864.7	1,506.3	358.4
Quess	321.9	430.2	(108.3)	222.2	447.1	(224.9)
All other	2,206.1	1,985.6	220.5	2,252.9	1,957.0	295.9
	6,825.9	6,221.7	604.2	5,684.3	5,418.0	266.3
Non-insurance companies(3):
Fairfax India	875.2	758.3	116.9	585.3	517.0	68.3
Thomas Cook India	489.5	201.1	288.4	292.8	214.0	78.8
Other(4)	164.7	168.2	(3.5)	174.8	278.2	(103.4)
	1,529.4	1,127.6	401.8	1,052.9	1,009.2	43.7
	8,355.3	7,349.3	1,006.0	6,737.2	6,427.2	310.0

(1)
The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

(2)
On March 28, 2023 Poseidon was privatized and as a result the company estimated the fair value of its interest in Poseidon at December 31, 2023 to be $2,046.3 based on the cash purchase price of  $15.50 per Atlas Corp common share pursuant to the transaction described in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2023.

(3)
The fair values of the company’s investments in market traded non-insurance companies – Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge – are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2023, less the subsidiary’s non-controlling interests as included in note 16 (Total Equity) to those consolidated financial statements.

(4)
Comprised of Dexterra Group, Boat Rocker and Farmers Edge.

Normal course issuer bid
Following the expiry on September 29, 2023 of its then current normal course issuer bid, on September 30, 2023 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2024, to acquire up to 2,341,564 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

Liquidity
The following table presents major components of cash flows for the years ended December 31:
	2023	2022
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	5,459.7	5,220.3
Net purchases of investments classified at FVTPL	(5,499.1)	(9,640.2)
	(39.4)	(4,419.9)
Investing activities
Purchases of investments in associates	(882.0)	(363.5)
Sales of investments in associates	1,065.3	192.9
Purchases of subsidiaries, net of cash acquired	240.8	(229.9)
Proceeds from sale of insurance subsidiaries, net of cash divested	128.7	1,109.0
Proceeds from sale of non-insurance subsidiaries, net of cash divested	–	10.5
Net purchases of premises and equipment and intangible assets	(514.1)	(418.9)
Net sales of investment property	53.3	84.7
	92.0	384.8
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	393.9	743.4
Repayments of borrowings – holding company and insurance and reinsurance companies	(29.6)	(0.3)
Net repayments to other revolving credit facilities – insurance and reinsurance companies	(10.0)	(35.0)
Net proceeds from borrowings – non-insurance companies	228.6	47.0
Repayments of borrowings – non-insurance companies	(163.9)	(25.3)
Net borrowings from (repayments to) revolving credit facilities and short term loans – non- insurance companies	(185.4)	304.1
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(64.7)	(68.5)
Principal payments on lease liabilities – non-insurance companies	(126.5)	(138.9)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(89.6)	(148.2)
Purchases of subordinate voting shares for cancellation	(273.6)	(199.6)
Issuances of subsidiary shares to non-controlling interests	27.7	167.5
Purchases of subsidiary shares from non-controlling interests	(340.2)	(1,384.7)
Sales of subsidiary common shares to non-controlling interests	65.6	–
Common and preferred share dividends paid	(294.9)	(295.1)
Dividends paid to non-controlling interests	(204.5)	(261.0)
	(1,067.1)	(1,294.6)
Decrease in cash and cash equivalents during the year	(1,014.5)	(5,329.7)
For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.
Operating activities for the years ended December 31, 2023 and 2022
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $5,459.7 in 2023 from $5,220.3 in 2022, principally reflecting higher net premium collections and higher interest and dividends received, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash

FAIRFAX FINANCIAL HOLDINGS LIMITED

Flow Information) to the consolidated financial statements for the year ended December 31, 2023 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the year ended December 31, 2023
Sales of investments in associates of  $1,065.3 primarily reflected proceeds from the sale of the company’s investment in Resolute for cash consideration of  $622.5 ($20.50 per Resolute common share) and a partial sale of IIFL Finance by Fairfax India for cash consideration of  $177.3 (14.7 billion Indian rupees).
Purchases of investments in associates of  $882.0 primarily reflected additional investments in Bangalore Airport by Fairfax India for aggregate cash consideration of  $250.0, increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of  $78.7, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados and purchases of other associates.
Purchases of subsidiaries, net of cash acquired of  $240.8 primarily reflected the acquisition of Gulf Insurance for cash consideration of  $176.9, net of Gulf Insurance’s unrestricted cash and cash equivalents balance of  $428.6.
Proceeds from sale of insurance subsidiaries, net of cash divested of  $128.7 primarily reflected Brit’s sale of Ambridge.
Investing activities for the year ended December 31, 2022
Purchases of investments in associates of  $363.5 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of  $8.05 per share for aggregate cash consideration of $201.3 and purchases of Atlas common shares held through AVLNs entered with RiverStone Barbados for cash consideration of  $84.8.
Purchases of subsidiaries, net of cash acquired of  $229.9 primarily reflected the acquisition of Grivalia Hospitality for cash consideration of  $194.6, net of Grivalia Hospitality’s cash balance of  $56.6.
Proceeds from sale of insurance subsidiaries, net of cash divested of  $1,109.0 primarily reflected the company’s sale of the Crum & Forster Pet Insurance Group and Pethealth for cash consideration of  $1.15 billion, net of selling expenses and cash divested.
Financing activities for the year ended December 31, 2023
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $393.9 principally reflected net proceeds from the issuance of  $400.0 principal amount of 6.00% unsecured senior notes due 2033.
Purchases of subsidiary shares from non-controlling interests of  $340.2 primarily reflected purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares under normal course issuer bids by Fairfax India and purchases of Allied World shares from minority shareholders for cash consideration of  $30.6.
Net proceeds from borrowings – non-insurance companies of  $228.6 primarily reflected Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.
Repayments of borrowings – non-insurance companies of  $163.9 primarily reflected Grivalia Hospitality’s repayment of certain loans using the net proceeds from the borrowings described above.
Net repayments to revolving credit facilities and short term loans – non-insurance companies of  $185.4 primarily reflected partial repayments by Recipe and Boat Rocker on their revolving credit facilities.
Dividends paid to non-controlling interests of  $204.5 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.
Financing activities for the year ended December 31, 2022
Proceeds from borrowings – holding company and insurance and reinsurance companies of  $743.4 principally reflected net proceeds from the issuance of  $750.0 principal amount of 5.625% unsecured senior notes due 2032.
Net borrowings from revolving credit facilities and short term loans – non-insurance companies of  $304.1 primarily reflected an increase in borrowings by Recipe of  $99.8 (Cdn$135.9) in connection with its privatization transaction, and Boat Rocker and AGT’s additional borrowings on their revolving credit facilities to support growth.

Issuances of subsidiary shares to non-controlling interests of  $167.5 primarily reflected a third party’s investment in Brit’s subsidiary, Ki Insurance.
Purchases of subsidiary shares from non-controlling interests of  $1,384.7 primarily reflected the company’s purchase of Allied World shares from minority shareholders for cash consideration of  $650.0, an additional investment made in connection with the privatization of Recipe for cash consideration of  $342.3 (Cdn$465.9), purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares of Fairfax India from non-controlling interests and purchases of common shares under normal course issuer bids by Fairfax India.
Dividends paid to non-controlling interests of  $261.0 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.
Holding Company
Holding company cash and investments increased by $435.8 from $1,345.8 at December 31, 2022 to $1,781.6 at December 31, 2023.
Significant cash and investment transactions at the holding company during 2023 included dividends received from the insurance and reinsurance companies of  $787.8 (inclusive of a special dividend of  $275.0 paid by Brit to the holding company as a result of Brit’s receipt of the net proceeds from its sale of Ambridge), net proceeds of $393.9 from the issuance of unsecured senior notes due in 2033 and proceeds from the sale of the holding company’s investment in Resolute for cash consideration of  $114.9, partially offset by the payment of common and preferred share dividends of  $294.9, purchases of certain securities held through AVLNs entered with RiverStone Barbados of  $278.5, purchases for cancellation of 364,723 subordinate voting shares under the terms of the company’s normal course issuer bids at a cost of  $273.6, capital contributions to Run-off of  $185.0, the acquisition of Gulf Insurance for cash consideration of  $176.9, and purchases of Allied World shares from minority shareholders for cash consideration of  $30.6.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2023 of  $1,749.1 provides adequate liquidity to meet the holding company’s known commitments in 2024. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2023.
The holding company’s known significant commitments for 2024 consist of payment of a common share dividend of  $363.1 ($15.00 per common share, paid in January 2024), redemptions of the August 2024 unsecured senior notes of  $279.3 (redeemed in January 2024) and the March 2025 unsecured senior notes of Cdn$348.6, (to be redeemed in March 2024), a mandatory tender offer to all other holders of Gulf Insurance shares, an annual payment of  $165.0 to KIPCO for the Gulf Insurance acquisition as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023, a capital contribution of  $140.0 to Run-off to augment its capital (contributed in February 2024), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.
On December 7, 2023 the company completed an offering of  $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 for net proceeds of  $393.9 and subsequent to December 31, 2023, on January 12, 2024 the company completed a re-opening of these notes for $200.0 principal amount for net proceeds, excluding accrued interest, of  $200.2. On January 29, 2024 the company used the net proceeds from the offering to redeem the August 2024 notes and has called for redemption of the March 2025 notes.
At December 31, 2023 the holding company had a performance fee receivable of  $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. In accordance with the investment advisory agreement, the company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and reinsurance companies
During 2023 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $2,202.6 primarily due to deployment of cash and re-investment of net proceeds on sales and maturities of U.S. treasury and other government short term investments into certain other government and corporate and other bonds, and net purchases of first mortgage loans, partially offset by the consolidation of the cash and short term investments of Gulf Insurance.
Non-insurance companies
The non-insurance companies have principal repayments coming due in 2024 of  $376.3, primarily related to AGT and Boat Rocker’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.
Contractual Obligations
For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2023.
Contingencies and Commitments
For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2023.
Accounting and Disclosure Matters
Internal Control Over Financial Reporting
As a result of the adoption of IFRS 17 on January 1, 2023, the company revised certain of its internal controls over financial reporting at its insurance and reinsurance subsidiaries and at the holding company. These significant changes to internal controls were principally for implementation governance and for controls over the initial implementation of IFRS 17 and the ongoing controls in the company’s actuarial and financial reporting processes, including the adoption of IFRS 17 accounting policies and significant judgments and estimates, the use of new information technology systems and the reconciliation of financial data between IFRS 4 and IFRS 17.
Management’s Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2023, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2023, the company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2023, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On December 26, 2023 the company acquired a controlling interest in Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) and commenced consolidating the assets and liabilities of Gulf Insurance in the company’s financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Gulf Insurance, the assets and liabilities of which are included in the consolidated financial statements of the company for the year ended December 31, 2023. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Gulf Insurance represented nil of the company’s consolidated insurance revenue for the year ended December 31, 2023 and represented approximately 4.8% and 3.6% of the company’s consolidated total assets and total liabilities, respectively, as at December 31, 2023. The table that follows presents a summary of financial information for Gulf Insurance.
As at December 31, 2023
Assets
Portfolio investments	2,372.6
Reinsurance contract assets held	571.3
Deferred income tax assets	13.8
Goodwill and intangible assets	937.5
Other assets	501.3
Total assets	4,396.5
Liabilities
Accounts payable and accrued liabilities	292.0
Deferred income tax liabilities	77.0
Insurance contract payables	34.8
Insurance contract liabilities	1,745.4
Borrowings – holding company and insurance and reinsurance companies	172.9
Total liabilities	2,322.1
Total Equity	2,074.4
4,396.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Critical Accounting Estimates and Judgments
Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023.
Material Accounting Policy Changes – Adoption of IFRS 17 Insurance Contracts
The company’s adoption of IFRS 17 on January 1, 2023 is described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023. The supplemental financial information below summarizes the reclassification and measurement adjustments applied to the restated consolidated balance sheets as at January 1, 2022 and December 31, 2022, and to the restated consolidated statement of earnings for the year ended December 31, 2022.
INFORMATION ON CONSOLIDATED BALANCE SHEET
as at January 1, 2022
(US$ millions)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,478.3	–	–	1,478.3	Holding company cash and investments
Insurance contract receivables	1	6,883.2	(6,324.9)	91.8	650.1	Insurance contract receivables
Deferred premium acquisition costs	2	1,924.1	(1,924.1)	–	–
Recoverable from reinsurers	3	12,090.5	(2,566.2)	368.8	9,893.1	Reinsurance contract assets held
Deferred income tax assets		522.4	–	(73.3)	449.1	Deferred income tax assets
All other assets		63,746.9	(64.6)	(28.5)	63,653.8	All other assets
Total assets		86,645.4	(10,879.8)	358.8	76,124.4	Total assets
Liabilities						Liabilities
Deferred income tax liabilities		598.8	–	(12.3)	586.5	Deferred income tax liabilities
Insurance contract payables	3, 4	4,493.5	(2,444.8)	(222.7)	1,826.0	Insurance contract payables
Insurance contract liabilities	1, 2, 4	47,346.5	(8,062.3)	458.0	39,742.2	Insurance contract liabilities
All other liabilities		12,891.3	(372.7)	(25.1)	12,493.5	All other liabilities
Total liabilities		65,330.1	(10,879.8)	197.9	54,648.2	Total liabilities
Equity						Equity
Common shareholders’ equity	See table below	15,049.6	–	150.2	15,199.8	Common shareholders’ equity
Preferred stock		1,335.5	–	–	1,335.5	Preferred stock
Shareholders’ equity attributable to shareholders of Fairfax		16,385.1	–	150.2	16,535.3	Shareholders’ equity attributable to shareholders of Fairfax
Non-controlling interests		4,930.2	–	10.7	4,940.9	Non-controlling interests
Total equity		21,315.3	–	160.9	21,476.2	Total equity
		86,645.4	(10,879.8)	358.8	76,124.4
Book value per basic share		$630.60		$6.29	$636.89

INFORMATION ON CONSOLIDATED BALANCE SHEET
as at December 31, 2022
(US$ millions)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,345.8	–	–	1,345.8	Holding company cash and investments
Insurance contract receivables	1	7,907.5	(7,214.0)	(44.6)	648.9	Insurance contract receivables
Deferred premium acquisition costs	2	2,170.3	(2,170.3)	–	–
Recoverable from reinsurers	3	13,115.8	(3,045.6)	(378.7)	9,691.5	Reinsurance contract assets held
Deferred income tax assets		492.1	–	(354.8)	137.3	Deferred income tax assets
All other assets		67,093.6	(75.2)	(23.4)	66,995.0	All other assets
Total assets		92,125.1	(12,505.1)	(801.5)	78,818.5	Total assets
Liabilities						Liabilities
Deferred income tax liabilities		496.7	–	371.3	868.0	Deferred income tax liabilities
Insurance contract payables	3, 4	5,061.9	(3,561.6)	(97.6)	1,402.7	Insurance contract payables
Insurance contract liabilities	1, 2, 4	52,199.6	(8,565.2)	(3,727.8)	39,906.6	Insurance contract liabilities
All other liabilities		14,031.1	(378.3)	(30.3)	13,622.5	All other liabilities
Total liabilities		71,789.3	(12,505.1)	(3,484.4)	55,799.8	Total liabilities
Equity						Equity
Common shareholders’ equity	See table below	15,340.7	–	2,439.6	17,780.3	Common shareholders’ equity
Preferred stock		1,335.5	–	–	1,335.5	Preferred stock
Shareholders’ equity attributable to shareholders of Fairfax		16,676.2	–	2,439.6	19,115.8	Shareholders’ equity attributable to shareholders of Fairfax
Non-controlling interests		3,659.6	–	243.3	3,902.9	Non-controlling interests
Total equity		20,335.8	–	2,682.9	23,018.7	Total equity
		92,125.1	(12,505.1)	(801.5)	78,818.5
Book value per basic share		$657.68		$104.60	$762.28
The cumulative increases to common shareholders’ equity were comprised as follows:
	December 31, 2022	January 1, 2022
Common shareholders’ equity as previously reported (book value per basic share at December 31, 2022 – $657.68 and January 1, 2022 – $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders’ equity as restated (book value per basic share at December 31, 2022 – $762.28 and January 1, 2022 – $636.89)	17,780.3	15,199.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

The reclassification and measurement adjustments in the restated consolidated balance sheets above principally reflect the following:
Note	Reclassification adjustments	Measurement adjustments
1	Insurance premiums receivable, reinsurance premiums receivable and funds withheld receivable are included within insurance contract liabilities under IFRS 17.	No significant measurement adjustments.
2	Deferred premium acquisition costs are included within insurance contract liabilities under IFRS 17.	No measurement adjustments.
3	Recoverable from reinsurers, payable to reinsurers (previously included within insurance contract payables) and ceded deferred premium acquisition costs (previously included within insurance contract payables) are included within reinsurance contract assets held under IFRS 17.	Losses on claims, ceded are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM and a loss recovery component.
4	Various insurance contract payables related balances (accrued commissions, accrued premium taxes, advances and deposits from policyholders and others) are included within insurance contract liabilities under IFRS 17.	Losses on claims, gross are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM, a loss component, deferral of expenses and an asset for insurance acquisition cash flows.

INFORMATION ON CONSOLIDATED STATEMENT OF EARNINGS
for the year ended December 31, 2022
(US$ millions except per share amounts)
Financial statement line under IFRS 4	Notes	As previously reported	Reclassification adjustments	Measurement adjustments	Restated	Financial statement line under IFRS 17
Gross premiums written		27,912.6	(27,912.6)	–	–	No longer presented in the consolidated statements of earnings, refer to the company’s MD&A
Net premiums written		22,271.7	(22,271.7)	–	–
						Insurance
Gross premiums earned	1	26,454.9	(1,460.0)	(291.4)	24,703.5	Insurance revenue
	2		(22,536.0)	2,068.7	(20,467.3)	Insurance service expense
					4,236.2	Net insurance result
Premiums ceded to reinsurers	3	(5,448.8)	1,054.3	(114.7)	(4,509.2)	Cost of reinsurance
	4		3,658.7	(384.3)	3,274.4	Recoveries of insurance service expenses
					(1,234.8)	Net reinsurance result
					3,001.4	Insurance service result
	5		(784.6)	128.2	(656.4)	Other insurance operating expense
	6		–	2,014.4	2,014.4	Net finance income from insurance contracts
	6		–	(397.1)	(397.1)	Net finance expense from reinsurance contract assets held
					3,962.3
Net premiums earned		21,006.1
Losses on claims, gross	2	(17,509.5)	17,509.5	–	–
Losses on claims, ceded to reinsurers	4	3,657.6	(3,657.6)	–	–
Losses on claims, net		(13,851.9)
Operating expenses	2, 5	(3,057.5)	3,057.5	–	–
Commissions, net	1, 2, 3	(3,454.9)	3,454.9	–	–
						Investment income
Interest and dividends		961.8	–	–	961.8	Interest and dividends
Share of profit of associates		1,014.7	–	7.7	1,022.4	Share of profit of associates
Net losses on investments		(1,733.9)	–	160.7	(1,573.2)	Net losses on investments
					411.0
						Other revenue and expenses
Other revenue		5,581.6	–	–	5,581.6	Non-insurance revenue
Other expenses		(5,520.9)	–	–	(5,520.9)	Non-insurance expenses
Gain on sale and consolidation of insurance subsidiaries		1,219.7			1,219.7	Gain on sale and consolidation of insurance subsidiaries
Interest expense		(452.8)	–	–	(452.8)	Interest expense
			(296.7)	–	(296.7)	Corporate and other expenses
					530.9
Earnings before income taxes		1,712.0	–	3,192.2	4,904.2	Earnings before income taxes
Provision for income taxes		(425.2)	–	(667.3)	(1,092.5)	Provision for income taxes
Net earnings		1,286.8	–	2,524.9	3,811.7	Net earnings
Attributable to:						Attributable to:
Shareholders of Fairfax		1,147.2	–	2,227.0	3,374.2	Shareholders of Fairfax
Non-controlling interests		139.6	–	297.9	437.5	Non-controlling interests
		1,286.8	–	2,524.9	3,811.7
Net earnings per share		$46.62			$140.83
Net earnings per diluted share		$43.49			$131.37

FAIRFAX FINANCIAL HOLDINGS LIMITED

The reclassification and measurement adjustments in the restated consolidated statement of earnings above principally reflect the following:
Note	Reclassification adjustments	Measurement adjustments
1	Commission expense on assumed reinsurance business is netted with insurance revenue whereas it was previously included within commissions, net.	Changes in gross earning patterns and other adjustments.
2
The following under IFRS 4 are included in insurance service expense under IFRS 17:
•
losses on claims, gross;

•
gross commissions, which were previously included within commissions, net; and

•
other acquisition costs and certain operating expenses, both of which were previously included within operating expenses.

The amount required to bring losses on claims, gross to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from insurance contracts and through insurance service expenses, respectively, to bring the claim to the amount that will be paid.
3	Netting of ceded commission income with the cost of reinsurance, whereas such income was previously included within commissions, net.	Changes in ceded earning patterns and other adjustments.
4	Losses on claims, ceded under IFRS 4 are presented as recoveries of insurance service expense under IFRS 17.	The amount required to bring losses on claims, ceded to reinsurers to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from reinsurance contract assets held and through recoveries of insurance service expenses, respectively.
5	The portion of operating expenses under IFRS 4 which were determined to not be directly attributable are presented as other insurance operating expenses under IFRS 17.	No measurement adjustments.
6	No reclassification adjustments.	Unwind of the effects of discounting on both losses on claims, gross and losses on claims, ceded to bring these amounts to their ultimate settlement values.
For further details on the company’s material accounting policies and changes thereto during 2023, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.
Future Accounting Changes
New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.
Risk Management
Overview
The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 for a detailed discussion of the company’s risk management policies.
Issues and Risks
The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Insurance
Claims Reserves
Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.
Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.
In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.
The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Catastrophe Exposure
The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.
The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cyclical Nature of the Property & Casualty Business
The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.
The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.
In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.
The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Latent Claims
The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.
The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2023.
Recoverable from Reinsurers and Insureds
Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Reinsurance contract assets held section of this MD&A.
The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Competition
The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.
Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Emerging Claim and Coverage Issues
The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.
The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.
Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.
Cost of Reinsurance and Adequate Protection
The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some

FAIRFAX FINANCIAL HOLDINGS LIMITED

extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.
The rates charged by reinsurers and the availability of reinsurance to the company’s insurance and reinsurance subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the threat of sustained high inflation and its impact on claim costs and the effects of social inflation in the United States. The retrocession market continues to experience significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.
Reliance on Distribution Channels
The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.
The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.
Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.
Guaranty Funds and Shared Markets
Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.
Investments
Investment Portfolio
Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.
The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.
The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.
Inflation rates in jurisdictions in which the company operates or invests have increased significantly in 2022 and 2023, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at a sustained high level. Inflation and the corresponding rise in interest rates in 2022 and 2023 have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.
In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Derivative Instruments
The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.
The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Economic Hedging Strategies
The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2023.
The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.
The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
Capital
Ratings
Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.
Holding Company Liquidity
Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.
Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.
Access to Capital
The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.
The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2023. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Liquidity section of this MD&A.
Technology
Technology Infrastructure
The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.
Systemic Cyber-Attacks
The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.
Cyber-attacks could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.
The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.
Technological Changes
Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.
Other
Acquisitions, Divestitures and Strategic Initiatives
The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.
The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.
Key Employees
The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.
Regulatory, Political and other Influences
The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.
In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.
The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of  “Capital Management”) to the consolidated financial statements for the year ended December 31, 2023 and in the “Capital Resources and Management” section of this MD&A.
Economic Sanctions and Foreign Corrupt Practices
The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or

FAIRFAX FINANCIAL HOLDINGS LIMITED

officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.
Information Requests or Proceedings by Government Authorities
From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.
Regional or Geographical Limitations and Risks
The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.
Lawsuits and Regulatory Proceedings
The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2023.
Significant Shareholder
The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.9% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.
Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.
Foreign Exchange
The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.
IFRS 17 Insurance Contracts
IFRS 17 as issued by the IASB was adopted by the company on January 1, 2023. The standard was applied retrospectively with restatement of comparative periods presented in the financial statements. IFRS 17 replaces IFRS 4 Insurance Contracts and brings considerable changes to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. IFRS 17 has certain risks associated with its adoption, including, but not limited to:
•
operational risks – IFRS 17 requires a more extensive set of financial data, introduces complex assessment techniques, computational requirements and disclosures, which required a major transformation to various actuarial and financial reporting processes, tools, and systems. The complexity and additional workload imposed by IFRS 17 creates additional challenges in retaining key personnel, and the company’s ability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality of financial data and required complex disclosures;

•
financial reporting and business risks – IFRS 17 brings additional changes and volatility in the company’s reported consolidated financial results, with potential volatility in the company’s consolidated statement of earnings and financial position, which may continue to require the creation or modification of non-GAAP measures to explain the company’s results in the MD&A; and

•
income tax risks – in certain jurisdictions, including Canada, the implementation of IFRS 17 impacts income tax positions and other financial metrics that are dependent upon IFRS accounting values.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates
The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2023.
Taxation
Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.
The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.
There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax which was initially intended to be effective in 2023. The Canadian federal budget released on March 28, 2023 (“Budget 2023”) reaffirmed Canada’s intention to introduce legislation implementing the global minimum tax. As announced in Budget 2023, the primary charging rule of the global minimum tax and a domestic minimum top-up tax will be effective for fiscal years of multinational corporations that begin on or after December 31, 2023. The secondary charging rule will be effective for fiscal years that begin on or after December 31, 2024. On August 4, 2023, the Department of Finance Canada released for public comment draft legislative proposals to implement the global minimum tax. Comments on the draft legislative proposals were invited until September 29, 2023. The Department of Finance Canada has not yet released another version of the minimum tax proposals. In addition to Canada, a number of other jurisdictions have implemented, or are considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the BEPS initiative. On November 28, 2023, the Department of Finance Canada released draft legislative proposals (revising prior draft legislative proposals released for comment in August 2023, that revised draft legislative proposals from February and November 2022) which, if enacted, may limit the deductibility of certain interest and financing expenses for Canadian tax purposes. The draft legislative proposals are generally intended to apply in respect of taxation years beginning on or after October 1, 2023. The draft legislative proposals received first reading at the House of Commons on November 30, 2023. The company will continue to monitor the BEPS and interest deductibility limitation proposals, which may result in an increase in future taxes and an adverse effect on the company.
The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.
Conflicts in Ukraine and Israel and geopolitical events and economic disruptions worldwide
Supply chain disruptions and volatility in commodity prices, persist in many regions of the world, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflicts in Ukraine and Israel and other geopolitical events worldwide. In response, central banks around the world have aggressively raised interest rates in an effort to ease rising inflation. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. Given the ongoing and dynamic nature of the circumstances surrounding the conflicts in Ukraine and Israel, and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.
Recent events in the banking sector
Recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and large portfolios of investment securities. Silicon Valley Bank and Signature Bank were both placed into receivership of The Federal Deposit Insurance Corporation resulting from significant and rapid deposit outflows and the Federal Reserve Board announced it will make available additional funding to eligible depository institutions to assist banking organizations with potential liquidity needs. Most recently, First Republic Bank was forced by U.S. bank regulators to be sold to JPMorgan Chase. Additional banks, particularly in the regional banking sector, may be at risk in the future. These events have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally, and have added to already adverse market and economic conditions. While the company’s business, operations and balance sheet differ substantially from the banking institutions that are the focus of the greatest scrutiny, the operating environment and performance of the financial services sector can be highly correlated, in particular in times of stress, which has, and may continue to adversely affect the company’s results of operations and financial condition. Although it is not possible to predict the future performance of the markets with any certainty, the company will continue to closely monitor these events as the uncertain and evolving economic environment could increase the risk of loss on the company’s investments. If other banks or financial institutions enter receivership or become insolvent in the future, there could be a material adverse effect on the company’s business, financial condition, profitability or cash flows.
Other
Quarterly Data (unaudited)
Years ended December 31
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2023
Income(1)	9,325.6	8,605.5	9,703.6	10,782.5	38,417.2
Net earnings	1,404.0	829.1	1,187.0	1,674.8	5,094.9
Net earnings attributable to shareholders of Fairfax	1,250.0	734.4	1,068.9	1,328.5	4,381.8
Net earnings per share	$53.17	$31.10	$45.62	$57.02	$186.87
Net earnings per diluted share	$49.38	$28.80	$42.26	$52.87	$173.24
2022 Restated(2)
Income(1)	6,858.8	6,622.7	7,940.6	9,274.0	30,696.1
Net earnings	698.8	49.3	582.7	2,480.9	3,811.7
Net earnings (loss) attributable to shareholders of Fairfax	588.7	(32.0)	499.4	2,318.1	3,374.2
Net earnings (loss) per share	$24.23	$(1.83)	$20.71	$98.62	$140.83
Net earnings (loss) per diluted share	$22.67	$(1.83)	$19.31	$91.87	$131.37

(1)
Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

(2)
Quarterly and full year data for the year ended December 31, 2022 have been restated for the adoption of IFRS 17 on January 1, 2023 which is described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

Income of  $9,325.6 in the first quarter of 2023 increased compared to $6,858.8 in the first quarter of 2022, principally as a result of increased insurance revenue, primarily in the North American Insurers and Global Insurers and Reinsurers reporting segments, net gains on investments (compared to net losses on investments in the first quarter of 2022) and increases in non-insurance revenue, interest and dividends and share profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,250.0 (net earnings of  $53.17 and $49.38 per basic

FAIRFAX FINANCIAL HOLDINGS LIMITED

and diluted share respectively) in the first quarter of 2023 from $588.7 (net earnings of  $24.23 and $22.67 per basic and diluted share respectively) in the first quarter of 2022, primarily reflected net gains on investments primarily on the bond portfolio as the change in interest rate environment was more pronounced in the first quarter of 2022 and increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result, share of profit of associates and interest and dividends), partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income that also reflected the change in interest rate environment in 2022 and higher unwinding of the effects of discounting in the first quarter of 2023.
Income of  $8,605.5 in the second quarter of 2023 increased from $6,622.7 in the second quarter of 2022, principally as a result of increased insurance revenue at each of the company’s property and casualty insurance and reinsurance reporting segments, higher interest and dividends, and lower net losses on investments. Net earnings attributable to shareholders of Fairfax of  $734.4 (net earnings of  $31.10 and $28.80 per basic and diluted share respectively) in the second quarter of 2023 compared to net loss attributable to shareholders of Fairfax of  $32.0 (net loss of  $1.83 per basic and diluted share) in the second quarter of 2022, principally reflected lower net losses on investments primarily related to the company’s long equity exposures and increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends), partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as the change in interest rate environment continued to be more pronounced in the second quarter of 2022 and higher unwinding of the effects of discounting in the second quarter of 2023.
Income of  $9,703.6 in the third quarter of 2023 increased from $7,940.6 in the third quarter of 2022, principally as a result of increased insurance revenue at each of the company’s property and casualty insurance and reinsurance reporting segments, increases in non-insurance revenue and interest and dividends, and net gains on investments (compared to net losses on investments in the third quarter of 2022). Net earnings attributable to shareholders of Fairfax of  $1,068.9 (net earnings of  $45.62 and $42.26 per basic and diluted share respectively) in the third quarter of 2023 compared to net earnings attributable to shareholders of Fairfax of  $499.4 (net earnings of  $20.71 and $19.31 per basic and diluted share respectively) in the third quarter of 2022, principally reflected increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends) and higher net gains on investments primarily on the company’s long equity exposures, partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as the change in interest rate environment was more pronounced in the third quarter of 2022 and higher unwinding of the effects of discounting in the third quarter of 2023.
Income of  $10,782.5 in the fourth quarter of 2023 increased from $9,274.0 in the fourth quarter of 2022, principally as a result of increased insurance revenue, primarily in the North American Insurers and International Insurers and Reinsurers reporting segments, higher interest and dividends and net gains on investments. Net earnings attributable to shareholders of Fairfax decreased to $1,328.5 (net earnings of  $57.02 and $52.87 per basic and diluted share respectively) in the fourth quarter of 2023 from $2,318.1 (net earnings of  $98.62 and $91.87 per basic and diluted share respectively) in the fourth quarter of 2022, principally reflecting net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as a result of the effect of decreases in discount rates and higher unwinding of the effects of discounting in the fourth quarter of 2023 and the gain on sale of Crum & Forster’s Pet Insurance Group and Pethealth in the fourth quarter of 2022, partially offset by higher net gains on investments, lower provision for income taxes and the gain on consolidation of Gulf Insurance in the fourth quarter of 2023.
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.
In addition, the adoption of IFRS 17 on January 1, 2023 has affected the full year of 2023 and 2022 operating results of the company’s insurance and reinsurance companies with the introduction of discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable, and have had (and are expected to continue to have) a significant impact on net earnings.

Stock Prices and Share Information
At March 7, 2024, Fairfax had 22,142,338 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 22,891,108 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2023 and 2022.
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2023
High	956.00	1,021.49	1,160.31	1,271.05
Low	794.26	870.31	939.05	1,070.00
Close	898.83	992.29	1,108.77	1,222.51
2022
High	700.00	716.59	707.91	815.01
Low	569.62	623.54	612.00	612.00
Close	682.03	682.10	630.89	802.07
Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.
The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2023. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $10.00 per common share dividend is calculated in the same manner except that it assumes the annual $10.00 per common share dividend paid in the first quarter of 2023 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refer to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market risk”) to the consolidated financial statements for the year ended December 31, 2023.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2023, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2023, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.
Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Underwriting Performance”.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances related to the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio

(claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) for the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Underwriting Performance”.
	Year ended December 31,
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2023	2022	2023	2022	2023	2022	2023	2022
Reconciliation of net premiums earned:
Insurance revenue(1)	8,137.2	7,260.6	15,600.3	14,790.2	3,453.8	2,852.1	27,191.3	24,902.9
Cost of reinsurance(1)	(1,296.8)	(962.9)	(2,916.7)	(2,927.3)	(1,165.4)	(956.5)	(5,378.9)	(4,846.7)
Net insurance revenue	6,840.4	6,297.7	12,683.6	11,862.9	2,288.4	1,895.6	21,812.4	20,056.2
Adjust for: net ceding commissions on reinsurance assumed and other	(338.0)	(189.9)	851.3	864.1	(74.5)	(66.6)	438.8	607.6
Net premiums earned	6,502.4	6,107.8	13,534.9	12,727.0	2,213.9	1,829.0	22,251.2	20,663.8
Total underwriting expenses, net:
Losses on claims – accident year	4,230.2	3,733.2	8,757.4	8,715.6	1,394.0	1,207.6	14,381.6	13,656.4
Net favourable reserve development	(127.2)	(77.2)	(81.6)	(21.1)	(100.8)	(97.9)	(309.6)	(196.2)
Losses on claims – calendar year	4,103.0	3,656.0	8,675.8	8,694.5	1,293.2	1,109.7	14,072.0	13,460.2
Commissions	1,008.5	998.3	2,337.7	2,109.6	359.4	324.3	3,705.6	3,432.2
Other underwriting expenses	1,078.2	1,020.5	1,402.8	1,263.9	470.4	381.7	2,951.4	2,666.1
Total underwriting expenses, net	6,189.7	5,674.8	12,416.3	12,068.0	2,123.0	1,815.7	20,729.0	19,558.5
Underwriting profit	312.7	433.0	1,118.6	659.0	90.9	13.3	1,522.2	1,105.3
Combined ratios, undiscounted	95.2%	92.9%	91.7%	94.8%	95.9%	99.3%	93.2%	94.7%

(1)
As presented in the Net Earnings by Reporting Segment section of this MD&A.

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual benefit (cost) of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge.
	December 31, 2023			December 31, 2022
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	6,825.9	6,221.7	604.2	5,684.3	5,418.0	266.3
Non-insurance companies	1,529.4	1,127.6	401.8	1,052.9	1,009.2	43.7
	8,355.3	7,349.3	1,006.0	6,737.2	6,427.2	310.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2023 and December 31, 2022, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.
	December 31, 2023		December 31, 2022
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	7,553.2	6,607.6	6,772.9	6,093.1
Less:
Insurance and reinsurance investments in associates(1)	711.2	368.7	1,069.0	649.1
Associates held by consolidated non-insurance companies(2)	16.1	17.2	19.6	26.0
Non-insurance associates included in the performance measure	6,825.9	6,221.7	5,684.3	5,418.0

(1)
As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023.

(2)
Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2023 and December 31, 2022, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

	December 31, 2023			December 31, 2022
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non- insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non- insurance companies(1)
Portfolio investments	2,445.1	51.4	2,496.5	2,099.4	19.9	2,119.3
Deferred income tax assets	29.2	24.9	54.1	37.5	17.0	54.5
Goodwill and intangible assets	585.8	1,535.8	2,121.6	759.9	1,524.5	2,284.4
Other assets	1,271.2	3,106.2	4,377.4	1,279.2	2,874.0	4,153.2
Total assets	4,331.3	4,718.3	9,049.6	4,176.0	4,435.4	8,611.4
Accounts payable and accrued liabilities(3)	1,026.8	1,758.7	2,785.5	929.4	1,583.7	2,513.1
Derivative obligations	–	61.0	61.0	–	58.2	58.2
Deferred income tax liabilities	38.8	235.4	274.2	28.5	223.9	252.4
Borrowings – non-insurance companies	721.6	1,170.2	1,891.8	845.8	1,151.1	1,996.9
Total liabilities	1,787.2	3,225.3	5,012.5	1,803.7	3,016.9	4,820.6
Shareholders’ equity attributable to shareholders of Fairfax(4)	1,127.6	1,274.9	2,402.5	1,009.2	1,091.2	2,100.4
Non-controlling interests	1,416.5	218.1	1,634.6	1,363.1	327.3	1,690.4
Total equity	2,544.1	1,493.0	4,037.1	2,372.3	1,418.5	3,790.8
Total liabilities and equity	4,331.3	4,718.3	9,049.6	4,176.0	4,435.4	8,611.4

(1)
Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023.

(2)
Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.

(3)
Accounts payable and accrued liabilities includes due to affiliates.

(4)
Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.
	Year ended December 31,
	2023	2022
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,002.9	5,301.6
All other reporting segments	456.8	(81.3)
Net purchases of investments classified at FVTPL	(5,499.1)	(9,640.2)
Cash used in operating activities as presented in the consolidated statement of cash flows	(39.4)	(4,419.9)
Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Appendix to Chairman’s Letter to Shareholders
The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Fairfax Worldwide Insurance Operations as at December 31, 2023
This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2023. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.
Gross Premiums Written per Share
This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, as presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2023, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.
Compound Growth in Book Value per Share
This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this annual report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.
Average Total Return on Investments
This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this annual report, under the heading “Total Return on the Investment Portfolio”.
Yield on Fixed Income Portfolio
This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.
	Year ended December 31,
	2023	2022
Interest income:
Cash and short term investments(1)	279.4	101.5
Bonds(1)	1,624.9	753.1
Total	1,904.3	854.6
Fixed income portfolio:
Cash and cash equivalents(2)	5,303.8	6,980.8
Short term investments(2)	1,953.1	3,405.2
Bonds(2)	36,304.7	29,001.2
Total	43,561.6	39,387.2
Yield on Fixed Income Portfolio	4.6%	2.2%

(1)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023.

(2)
As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023, excluding Gulf Insurance’s cash and cash equivalents, short term investments and bonds at December 31, 2023 of  $459.9, $376.0 and $1,136.3, respectively (December 31, 2022 - nil, nil and nil).

Unconsolidated Balance Sheet
The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2023. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2023. All figures are rounded to US$ billions, and may not add due to rounding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2023
	As presented in the unconsolidated balance sheet	Reclassifications	Consolidation of subsidiaries	As presented in the consolidated balance sheet
	(US$ billions)
Assets
Northbridge	2.3	—	(2.3)	—
Odyssey Group	5.3	—	(5.3)	—
Crum & Forster	2.7	—	(2.7)	—
Zenith National	1.2	—	(1.2)	—
Brit	2.4	—	(2.4)	—
Allied World	4.8	—	(4.8)	—
International Insurers and Reinsurers	5.6	—	(5.6)	—
Life insurance and Run-off	0.3	—	(0.3)	—
Insurance and reinsurance operations	24.6	—	(24.6)	—
Recipe	0.7	—	(0.7)	—
Fairfax India	0.8	—	(0.8)	—
Grivalia Hospitality	0.6	—	(0.6)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.1	—	(0.1)	—
Non-insurance operations	2.4	—	(2.4)	—
Total consolidated operations	27.0	—	(27.0)	—
Holding company cash and investments	1.8	—	—	1.8
Insurance contract receivables	—	—	0.9	0.9
Investments in associates	1.0	(1.0)	—	—
Portfolio investments	—	1.0	62.4	63.4
Reinsurance contract assets held	—	—	10.9	10.9
Deferred income tax assets	—	—	0.3	0.3
Goodwill and intangible assets	—	—	6.4	6.4
Other assets	—	0.6	7.7	8.3
Other holding company assets	0.6	(0.6)	—	—
Total assets	30.4	—	61.6	92.0
Liabilities
Accounts payable and accrued liabilities	0.6	—	4.9	5.5
Derivative obligations	—	—	0.4	0.4
Deferred income tax liabilities	—	—	1.3	1.3
Insurance contract payables	—	—	1.2	1.2
Insurance contract liabilities	—	—	46.2	46.2
Borrowings – holding company and insurance and reinsurance companies	—	6.9	0.9	7.8
Borrowings – non-insurance companies	—	—	1.9	1.9
Borrowings – holding company	6.9	(6.9)	—	—
Total liabilities	7.5	—	56.8	64.3
Equity
Common shareholders’ equity	21.6	—	—	21.6
Preferred stock	1.3	—	—	1.3
Shareholders’ equity attributable to shareholders of Fairfax	22.9	—	—	22.9
Non-controlling interests	—	—	4.8	4.8
Total Equity	22.9	—	4.8	27.7
Total Liabilities and Total Equity	30.4	—	61.6	92.0

Directors of the Company
Robert J. Gunn
Corporate Director
The Right Honourable David L. Johnston
Corporate Director
Karen L. Jurjevich
Principal, Branksome Hall
R. William McFarland
Corporate Director
Christine N. McLean
Corporate Director
Brian J. Porter (as of April 2023)
Corporate Director
Timothy R. Price
Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
Dean, School of Risk Management, St. John’s University
Lauren C. Templeton
President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
Chairman and Chief Executive Officer of the Company
William C. Weldon
Corporate Director
Officers of the Company
Jennifer Allen
Vice President and Chief Financial Officer
Bryan Bailey
Vice President, Tax
Derek Bulas
Vice President and Chief Legal Officer
Peter Clarke
President and Chief Operating Officer
Jean Cloutier
Vice President and Chairman International
Vinodh Loganadhan
Vice President, Administrative Services
Bradley Martin
Vice President, Strategic Investments
Olivier Quesnel
Vice President and Chief Actuary
Thomas Rowe
Vice President, Corporate Affairs
Eric Salsberg
Vice President and Corporate Secretary
John Varnell
Vice President, Corporate Development
Michael Wallace
Vice President, Insurance Operations
V. Prem Watsa
Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
General Counsel
Torys LLP

Operating Management
      Fairfax Insurance Group
Andrew A. Barnard, President
Jonathan Godown, Executive Vice President
      Northbridge
Silvy Wright, President
Northbridge Financial Corporation
      Odyssey Group
Brian D. Young, President
Odyssey Group Holdings, Inc.
      Crum & Forster
Marc Adee, President
Crum & Forster Holdings Corp.
      Zenith National
Kari Van Gundy, President
Zenith National Insurance Corp.
      Brit
Martin Thompson, President
Brit Limited
      Allied World
Lou Iglesias, President
Allied World Assurance Company Holdings, Ltd
      Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
      Insurance and Reinsurance – Other
Bruno Camargo, President
Fairfax Brasil
Jacek Kugacz, President
Polish Re
Peter Csakvari, President
Colonnade Insurance
Edwyn O’Neill, President
Bryte Insurance
Fabricio Campos, President
Fairfax Latin America
Andrey Peretyazhko, President
ARX Insurance
Oleksiy Muzychko, President
Universalna Insurance
Khaled Saoud Al Hasan, Group Chief Executive Officer
Gulf Insurance
Paul Adamson, Chief Executive Officer
GIG Gulf
      Eurolife
Alexander Sarrigeorgiou, President
Eurolife FFH Insurance Group
      Run-off
Nicholas C. Bentley, President
RiverStone Group
      Other
Bijan Khosrowshahi, President
Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone:  (416) 367-4941
Website:  www.fairfax.ca